CONSOLIDATED FINANCIAL STATEMENTS
2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Cibest S. A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Grupo Cibest S. A. and its subsidiaries (“the Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
The allowance for credit losses - collectively evaluated
As described in Notes 2 and 6 to the consolidated financial statements, expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgments that consider historical credit data, the current situation of the borrower and reasonable and supportable forecasts of future economic conditions. As of December 31, 2025, the allowance for loans, advances and lease losses was COP 13,2 trillion of which COP 10,3 trillion relates to collectively evaluated loans on a gross portfolio value of COP 256,3 trillion. As disclosed by management, the collectively evaluated models include parameters such as the twelve ‑month probability of default (“PD”), lifetime probability of default (when the exposure is classified in stage 2), loss given default (“LGD”), and exposure at default (“EAD”), incorporating forward‑looking information that reflects macroeconomic assumptions under plausible scenarios. One of the Company’s most significant judgments in estimating the allowance for expected credit losses on the collectively evaluated portfolio relates to the macroeconomic projections used over a reasonable and supportable forecast period. To incorporate forward-looking information into the components used to estimate expected credit losses, the Company has developed projections under three macroeconomic scenarios (base, pessimistic and optimistic), each assigned a probability of occurrence, to determine the best estimate of expected losses under potential future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for the collectively evaluated portfolios is a critical audit matter are: (i) the significant judgment and estimation by management in estimating the projections of key macroeconomic variables impacting the forward-looking parameter, which led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence regarding management’s determination of those projections; and (ii) the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for estimating the allowance for credit losses for the collectively evaluated portfolios, including controls over the assessment and selection of variables used in the macroeconomic scenario. These procedures also included, among others (i) evaluation of the adequacy of management’s methodology and models used to develop macroeconomic projections; (ii) testing the completeness and accuracy of the data used in the estimate; (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating (a) the reasonableness of the forecasting model and methodology used by management; (b) the reasonableness of management’s determination of the impact of macroeconomic variable projections within the scenarios considered.
/s/ PwC Contadores y Auditores S. A. S.
Medellín, Colombia
April 8, 2026

We have served as the Company’s auditor since 2020.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
As of December 31, 2025, and 2024
(Stated in millions of Colombian pesos)

	Note	December 31, 2025(1)	December 31, 2024
ASSETS
Cash and cash equivalents	4	29,916,400	32,844,099
Financial assets investments	5.1	34,317,259	37,570,270
Derivative financial instruments	5.2	4,417,863	2,938,142
Financial assets investments and derivative financial instruments		38,735,122	40,508,412
Loans and advances to customers		256,353,981	279,453,908
Allowance for loans, advances, and lease losses		(13,253,946)	(16,179,738)
Loans and advances to customers, net	6	243,100,035	263,274,170
Assets held for sale and inventories, net	7	666,361	1,106,399
Investment in associates and joint ventures	8	3,311,506	2,928,984
Investment properties	9	6,595,407	5,580,109
Premises and equipment, net	10	5,406,874	5,906,064
Right-of-use assets, lease	11.2	1,329,718	1,757,206
Goodwill and intangible assets, net	12	2,537,180	9,767,903
Deferred tax, net	13.5	1,750,097	763,757
Assets related to investments in subsidiaries held for sale	31	40,309,257	-
Other assets, net	14	6,094,423	7,778,279
TOTAL ASSETS		379,752,380	372,215,382
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	264,413,956	279,059,401
Interbank deposits and repurchase agreements and other similar secured borrowing	16	706,149	1,776,965
Derivative financial instruments	5.2	4,514,630	2,679,643
Borrowings from other financial institutions	17	9,356,428	15,689,532
Debt instruments in issue	18	7,409,693	11,275,216
Lease liabilities	11.2	1,325,039	1,889,364
Preferred shares		583,477	584,204
Current tax		701,452	156,162
Deferred tax, net	13.5	2,903,375	2,578,504
Employee benefit plans	19	947,610	951,555
Liabilities related to investments in subsidiaries held for sale	31	34,416,684	-
Other liabilities	20	11,478,253	10,990,561
TOTAL LIABILITIES		338,756,746	327,631,107
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,491	4,857,454
Appropriated reserves	23	23,436,138	22,575,837
Retained earnings		3,376,023	2,715,313
Net income attributable to equity holders of the Parent Company		3,820,634	6,267,744
Accumulated other comprehensive income, net of tax		3,783,433	6,645,206
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		39,754,633	43,542,468
Non-controlling interest		1,241,001	1,041,807
TOTAL EQUITY		40,995,634	44,584,275
TOTAL LIABILITIES AND EQUITY		379,752,380	372,215,382
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024, and 2023
(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2025	2024	2023
Interest on loans and financial leases
Commercial		14,746,859	15,606,023	16,389,264
Consumer		7,535,551	7,907,240	9,234,891
Mortgage		3,547,386	3,171,740	3,211,406
Financial leases		3,199,293	3,524,414	3,841,841
Small business loans		206,913	121,022	148,151
Total interest income on loans and financial leases		29,236,002	30,330,439	32,825,553
Interest on debt instruments using the effective interest method	25.1	714,677	728,238	741,684
Total Interest on financial instruments using the effective interest method		29,950,679	31,058,677	33,567,237
Interest income on overnight and market funds		100,741	130,126	103,145
Interest and valuation on financial instruments	25.1	1,436,106	1,665,513	549,219
Total interest and valuation on financial instruments		31,487,526	32,854,316	34,219,601
Interest expenses	25.2	(12,061,226)	(13,687,660)	(15,430,183)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		19,426,300	19,166,656	18,789,418
Credit impairment charges on loans, advances and financial leases, net	6	(4,437,432)	(4,964,893)	(7,210,390)
Recovery (impairment) for other financial instruments	5.1 - 21.1	7,514	(30,708)	19,305
Total credit impairment charges, net		(4,429,918)	(4,995,601)	(7,191,085)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		14,996,382	14,171,055	11,598,333
Fees and commissions income	25.3	7,928,554	7,126,512	6,547,953
Fees and commissions expenses	25.3	(3,573,610)	(3,225,382)	(2,838,383)
Total fees and commissions, net		4,354,944	3,901,130	3,709,570
Other operating income	25.4	3,572,074	2,976,110	3,942,712
Dividends and net income on equity investments	25.5	693,011	93,099	196,686
Total operating income, net		23,616,411	21,141,394	19,447,301
Operating expenses
Salaries and employee benefits	26.1	(5,760,122)	(5,224,723)	(4,899,283)
Other administrative and general expenses	26.2	(5,599,360)	(5,035,023)	(4,614,987)
Taxes other than income tax	26.2	(1,481,323)	(1,402,064)	(1,393,216)
Depreciation, amortization, and impairment	26.3	(1,016,301)	(989,336)	(1,017,144)
Total operating expenses		(13,857,106)	(12,651,146)	(11,924,630)
Profit continued operations before tax		9,759,305	8,490,248	7,522,671
Income tax continued operations	13	(2,810,966)	(2,379,852)	(1,820,293)
Net income continued operations		6,948,339	6,110,396	5,702,378
(Loss) / gain from discontinued operation, net(1)	31	(3,006,640)	255,185	512,593
Net income		3,941,699	6,365,581	6,214,971
Net income attributable to equity holders of the Parent Company		3,820,634	6,267,744	6,116,936
Non-controlling interest		121,065	97,837	98,035
Basic and diluted earnings per share to common shareholders, stated in units of pesos	27	4,045	6,576	6,420
From continued operations	27	7,182	6,311	5,887
From discontinued operation	27	(3,137)	265	533
(1)The accumulated value as of December 31, 2025, and 2024, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant accounting policies - Assets held for sale and discontinued operations, Note 13. Income Tax and Note 31. Discontinued Operation.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	2025	2024	2023
Net income		3,941,699	6,365,581	6,214,971
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		4,073	6,041	(44,594)
Income tax	13.4	(5,531)	(4,747)	13,234
Net of tax amount		(1,458)	1,294	(31,360)
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Unrealized gain		22,378	22,109	11,144
Income tax	13.4	(2,358)	6,463	(246)
Net of tax amount		20,020	28,572	10,898
Gains on asset revaluation
Income tax	13.4	(356)	-	-
Net of tax amount		(356)	-	-
Total other comprehensive income that will not be reclassified to net income, net of tax		18,206	29,866	(20,462)
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
Loss on investments recycled to profit or loss upon disposal		-	(5,996)	(8,679)
Unrealized gain		16,475	20,272	119,225
Changes in loss allowance for credit losses		(604)	538	3,741
Income tax		19,029	8,422	(21,023)
Net of tax amount		34,900	23,236	93,264
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		(3,118,395)	2,978,351	(4,963,913)
Gain/(Loss) on net investment hedge in foreign operations		364,414	(742,930)	1,948,833
Income tax	13.4	(140,820)	307,656	(772,755)
Net of tax amount(1)		(2,894,801)	2,543,077	(3,787,835)
Cash flow hedges
Net gains from cash flow hedges		(5,947)	351	-
Reclassification to the Statement of Income		144	(135)	-
Income tax	13.4	87	(87)	-
Net of tax amount		(5,716)	129	-
Unrealized loss on investments in associates and joint ventures using equity method		(70)	(7,690)	(2,225)
Income tax	13.4	(617)	1,348	2,223
Net of tax amount		(687)	(6,342)	(2)
Total other comprehensive income that may be reclassified to net income, net of tax		(2,866,304)	2,560,100	(3,694,573)
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		(2,848,098)	2,589,966	(3,715,035)
Other comprehensive income, attributable to the Non-controlling interest		(3,488)	3,278	(5,222)
Total comprehensive income attributable to:		1,090,113	8,958,825	2,494,714
Equity holders of the Parent Company		972,536	8,857,710	2,401,901
Non-controlling interest		117,577	101,115	92,813
(1)In 2025, there was a 14.79% revaluation of the Colombian peso against the U.S. dollar, in 2024 there was a 15.36% devaluation and in 2023 there was 20.54% revaluation .
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024, and 2023
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
					Accumulated other comprehensive income
	Share Capital (Note 22)	Additional Paid in capital	Appropriated Reserves (Note 23)(1)	For share repurchase (Note 23)(2)	Translation adjustment(3)	Cash flow hedging	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2025	480,914	4,857,454	22,575,837	-	6,517,456	129	203,557	(44,070)	2,137	5,178	(39,181)	2,715,313	6,267,744	43,542,468	1,041,807	44,584,275
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	-	-	6,267,744	(6,267,744)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2024, at a rate of COP 3,900 per share, as approved by the shareholders' meeting on March 14, 2025. Additionally, on April 23, 2025, the shareholders' meeting approved an extraordinary dividend at a rate of COP 624 per share.	-	-	(600,180)	-	-	-	-	-	-	-	-	(3,693,424)	-	(4,293,604)	-	(4,293,604)
Other reserves	-	-	541,899	1,350,000	-	-	-	-	-	-	-	(1,923,803)	-	(31,904)	-	(31,904)
Share repurchase	-	-	-	(431,418)	-	-	-	-	-	-	-	-	-	(431,418)	-	(431,418)
Realization of retained earnings(4)	-	-	-	-	-	-	(13,675)	-	-	-	-	13,675	-	-	-	-
Others(5)	-	37	-	-	-	-	-	-	-	-	-	(3,482)	-	(3,445)	-	(3,445)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	81,617	81,617
Net Income	-	-	-	-	-	-	-	-	-	-	-	-	3,820,634	3,820,634	121,065	3,941,699
Other comprehensive income	-	-	-	-	(2,894,801)	(5,716)	20,020	34,900	(356)	(687)	(1,458)	-		(2,848,098)	(3,488)	(2,851,586)
Balance as of December 31, 2025	480,914	4,857,491	22,517,556	918,582	3,622,655	(5,587)	209,902	(9,170)	1,781	4,491	(40,639)	3,376,023	3,820,634	39,754,633	1,241,001	40,995,634
(1) The transaction for COP (600,180) corresponds to the payment of extraordinary dividend approved by the shareholders' meeting held on April 23, 2025.
(2) At the extraordinary shareholders’ meeting of Cibest, held on June 9, 2025, a share buyback program was approved for Common Shares, Preferred Shares and ADSs of Grupo Cibest S.A., up to an amount of one trillion three hundred fifty billion Colombian pesos COP 1,350 trillion. As of July, 2025, the Grupo Cibest S.A. has bought back 8,612,336 shares worth COP 431,418. For further information, see Note 1. Reporting entity and Note23. Appropiated reserves.
(3) As of December 31, 2025, the Colombian peso showed an appreciation of 14.79% against the U.S. dollar (USD), from COP 4,409.15 in 2024 to COP 3,757.08 in 2025.
(4) Realization of retained earnings from equity securities through OCI, corresponds to the sale of the investment in Bladex for COP 10,025 and partial payments of asset-backed securities investments for COP 3,650.
(5) The transaction for COP 37 in additional paid in capital corresponds to Grupo Cibest, recorded upon its capitalization.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024, and 2023
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropriated Reserves (Note 23)	Translation adjustment	Cash flow hedging	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2024	480,914	4,857,454	20,044,769	3,974,379	-	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	-	6,116,936	(6,116,936)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2023, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	2,531,068	-	-	-	-	-	-	-	(2,566,144)	-	(35,076)	-	(35,076)
Realization of retained earnings(1)	-	-	-	-	-	(18,921)	-	-	-	-	18,921	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	(26,359)	-	(26,359)	-	(26,359)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,525)	(19,525)
Net Income	-	-	-	-	-	-	-	-	-	-	-	6,267,744	6,267,744	97,837	6,365,581
Other comprehensive income	-	-	-	2,543,077	129	28,572	23,236	-	(6,342)	1,294	-	-	2,589,966	3,278	2,593,244
Balance as of December 31, 2024	480,914	4,857,454	22,575,837	6,517,456	129	203,557	(44,070)	2,137	5,178	(39,181)	2,715,313	6,267,744	43,542,468	1,041,807	44,584,275
(1) Mainly corresponds to partial payments of asset-backed securities investments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024, and 2023
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropriated Reserves (Note 23)	Translation adjustment	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2023	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	6,783,490	(6,783,490)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2022, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	4,114,104	-	-	-	-	-	-	(4,149,684)	-	(35,580)	-	(35,580)
Realization of retained earnings(1)	-	-	-	-	30,980	-	-	-	-	(30,980)	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	(22,393)	-	(22,393)	-	(22,393)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(41,244)	(41,244)
Net Income	-	-	-	-	-	-	-	-	-	-	6,116,936	6,116,936	98,035	6,214,971
Other comprehensive income	-	-	-	(3,787,835)	10,898	93,264	-	(2)	(31,360)	-	-	(3,715,035)	(5,222)	(3,720,257)
Balance as of December 31, 2023	480,914	4,857,454	20,044,769	3,974,379	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
(1)Corresponds mainly to the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of the Colombia, Peru and Chile Stock Exchanges in November 2023.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	2025(1)	2024(1)	2023(1)
Net income		3,941,699	6,365,581	6,214,971
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26.3	1,055,991	1,011,455	1,082,838
Other assets impairment	26.3	58,047	106,426	42,021
(Recovery) / impairment of investments in subsidiaries, associates and joint ventures	8 - 25.5 - 31	(117,867)	314,347	108,175
Impairment of goodwill	31	3,455,597	-	-
Equity method	8 - 25.5	(348,962)	(222,572)	(113,115)
Credit impairment charges on loans and advances and financial leases	6	4,620,893	5,413,652	7,461,479
(Recovery) / impairment of credit charges on off balance sheet credit and other financial instruments(2)		(29,607)	38,697	107
Gain on sales of assets	25.4	(238,305)	(103,481)	(170,910)
Valuation gain on investment securities	25.1 - 25.5	(2,516,636)	(2,376,109)	(1,680,403)
Gain upon disposal of investment in subsidiaries, associates, and joint ventures	25.5	(11,508)	-	-
Valuation on derivative financial instruments		62,468	(323,784)	(180,246)
Income tax	13.2	2,886,653	2,392,336	1,932,555
Bonuses and short-term benefits		1,049,591	811,648	734,916
Dividends	25.5	(154,368)	(140,634)	(127,427)
Investment property valuation	25.4	(109,781)	(200,256)	(197,526)
Effect of exchange rate changes		(1,133,542)	307,689	(245,915)
Other non-cash items		(41,400)	(10,276)	74,905
Net interest		(18,036,859)	(17,589,640)	(18,572,492)
Change in operating assets and liabilities:
Decrease / (increase) in derivative financial instruments		290,109	(394,624)	859,961
Decrease / (increase) in accounts receivable		1,244,206	(713,069)	(525,550)
Increase in loans and advances to customers		(27,306,897)	(21,622,099)	(10,554,946)
(Increase) / decrease in other assets		(1,167,123)	895,908	(1,151,822)
Increase / (decrease) in accounts payable		742,030	(859,352)	945,923
Increase / (decrease) in other liabilities		409,431	(1,393,618)	245,593
Increase in deposits by customers		27,999,206	18,329,816	17,025,357
Increase / (decrease) in estimated liabilities and provisions		8,498	(18,204)	(40,602)
Net changes in investment securities recognized at fair value through profit or loss		(3,004,255)	(8,401,726)	(1,988,166)
Proceeds from sales of assets held for sale and inventories		1,463,627	1,380,264	1,060,642
Recovery of charged-off loans	6	865,865	926,268	770,934
Income tax paid		(2,417,279)	(1,954,871)	(2,737,511)
Dividend received		237,314	223,313	155,676
Interest received		31,802,060	33,225,177	34,702,410
Interest paid		(13,299,951)	(14,982,367)	(15,978,748)
Net cash provided by operating activities		12,258,945	435,895	19,153,084
Cash flows from investment activities:
Purchases of debt instruments at amortized cost		(1,967,254)	(2,114,414)	(3,629,543)
Proceeds from maturities of debt instruments at amortized cost		1,115,138	1,622,184	4,738,686
Purchases of debt instruments at fair value through OCI		(436,275)	(448,930)	(7,837,997)
Proceeds from debt instruments at fair value through OCI		1,039,663	2,307,032	9,253,538
Purchases of equity instruments at fair value through OCI and interests in associates and joint ventures		(21,493)	(134,381)	(122,910)
Proceeds from equity instruments at fair value through OCI and interests in associates and joint ventures		77,330	40,489	16,804
Purchases of premises and equipment and investment properties		(2,244,222)	(2,042,094)	(2,412,123)
Proceeds from sales of premises and equipment and investment properties		496,117	414,030	185,324
Purchase of other long-term assets		(275,097)	(203,112)	(351,468)

	Note	2025(1)	2024(1)	2023(1)
Net cash used in investing activities		(2,216,093)	(559,196)	(159,689)
Cash flows from financing activities:
Increase in repurchase agreements and other similar secured borrowing		34,012	550,584	304,846
Proceeds from borrowings from other financial institutions		7,454,602	9,416,739	9,855,033
Repayment of borrowings from other financial institutions		(10,808,762)	(10,496,891)	(9,921,582)
Payment of lease liability		(203,415)	(174,818)	(182,596)
Placement of debt instruments in issue(3)		2,540,893	4,155,253	1,781,728
Payment of debt instruments in issue(3)		(1,618,031)	(9,276,962)	(3,928,673)
Dividends paid		(5,196,645)	(3,398,756)	(3,298,183)
Buyback of shares	22 - 23	(431,418)	-	-
Transactions with non-controlling interests		(18,086)	(19,525)	(41,245)
Net cash (used) provided in financing activities(4)		(8,246,850)	(9,244,376)	(5,430,672)
Effect of exchange rate changes on cash and cash equivalents		(1,205,941)	2,412,167	(5,408,405)
Increase / (decrease) in cash and cash equivalents		1,796,002	(9,367,677)	13,562,723
Cash and cash equivalents at beginning of year	4	32,844,099	39,799,609	31,645,291
Cash and cash equivalents at end of year	4	33,434,160	32,844,099	39,799,609
(1)As of December 31, 2025, 2024 and 2023, the cash flow include the operations of Banistmo S.A. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2)Mainly credit card limits and overdrafts.
(3)For further information, see Note 18 Debt instruments in issues.
(4)For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

The statement of cash flows includes the following non-cash transactions, which were not reflected in the Consolidated Statement of Cash Flows:

•During the years ended December 31, 2025, 2024 and 2023, restructured loans and returned assets that were transferred to assets held for sale, inventories, and other assets for COP 1,251,021, COP 1,408,331 and COP 1,361,465, respectively,
•In 2025, the Cibest Corporate Group received an investment property as a contribution in kind valued at COP 203,832.
•In 2024, asset received as payment in kind for a loan portfolio, which was recognized as an equity instrument representing an 11% stake in the units of the FCP Pactia Inmobiliario for COP 230,674.
•In 2024, cancellation of active credit operations as a source of payment for the acquisition of P.A.(Trust Fund) Cedis Sodimac.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
GRUPO CIBEST S.A.
NOTE 1. REPORTING ENTITY
Grupo Cibest S.A., hereinafter 'Grupo Cibest', 'Cibest Corporate Group' is a listed issuer on the Colombian Stock Exchange (BVC) as well as on the New York Stock Exchange (NYSE), since 2025. Grupo Cibest's main location is in Medellín (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, and was incorporated under the name Grupo Cibest S.A., according to public deed number 10,594, dated September 25, 2024, from the Fifteenth Notary's Office of Medellin.

The duration contemplated in the bylaws is until December 8, 2144, but it may be dissolved or renewed before the end of that period.

The corporate purpose of Grupo Cibest is to invest in movable and immovable property, and especially, invest in shares, quotas or interest shares, or any other participation title in Colombian and/or foreign companies or entities, and the administration of said investments.

Grupo Cibest’s bylaws are formalized in the public deed number 386 dated May 12, 2025, from the Thirtieth Notary's Office of Medellin.

On May 12, 2025, according to public deed number 386 from the Thirtieth Notary's Office of Medellin, a partial spin-off agreement was formalized, whereby Bancolombia S.A. ('Bancolombia'), as the spinning-off entity, transferred part of its assets without dissolution to Grupo Cibest, as the beneficiary entity.

This transaction was first announced to the market on October 29, 2024, approved at the extraordinary shareholders’ meeting of Grupo Cibest, held on February 20, 2025, and at the extraordinary shareholders’ meeting of Bancolombia, held on April 23, 2025. It was authorized by the Financial Superintendence of Colombia through Resolutions number 0356 dated February 28, 2025, and number 0901 dated May 7, 2025.

On May 16, 2025, the market was informed of the completion of corporate transactions aimed at the evolution of the corporate structure of the Cibest Corporate Group. Upon completion of these transactions, Grupo Cibest became the parent or holding company of all financial entities and other subsidiaries, including Bancolombia (collectively referred to as Cibest Corporate Group).

As a result of these transactions, Bancolombia's shareholders (excluding Grupo Cibest) became shareholders of Grupo Cibest, which issued in their name the same number and class of shares (Common Shares and Preferred Shares), maintaining the same terms, conditions, and ownership percentages. The shares previously held in Bancolombia (excluding those held by Grupo Cibest) were cancelled. Holders of Bancolombia American Depositary Shares (ADSs) received equivalent ADSs of Grupo Cibest, and their Bancolombia ADSs were cancelled.

The Common Shares and Preferred Shares issued by Grupo Cibest are listed on the Colombian Stock Exchange (BVC) under the symbols CIBEST and PFCIBEST, respectively. The ADSs representing Preferred Shares are listed on the NYSE under the symbol CIB, the same symbol under which Bancolombia’s ADSs were previously traded.

The Common Shares, Preferred Shares, and ADSs issued by Grupo Cibest became tradable as of Monday, May 19, 2025.

At the extraordinary shareholders’ meeting of Grupo Cibest, held on June 9, 2025, a share buyback program was approved for Common Shares, Preferred Shares, and ADSs of Grupo Cibest, up to an amount of one trillion three hundred fifty billion Colombian pesos (COP 1,350,000), for a term of up to one year from the approval of the Share Buyback Program Regulation by the Board of Directors. For this program, the shareholders also approved a change in the allocation of a portion of the legal reserve and the creation of a reserve for share buyback.

On June 24, 2025, the Board of Directors of Grupo Cibest enacted the share repurchase program, the execution of which commenced on Thursday, July 17, 2025. In Colombia, the program is being carried out through the trading systems of the Colombian Stock Exchange via Valores Bancolombia S.A. Comisionista de Bolsa, and in the United States through an Enhanced Open Market Repurchase executed by Morgan Stanley & Co. LLC. For more information, see Note 23. Appropriated Reserves and Consolidated Statement of Changes in Equity.

Cibest Corporate Group has national and international presence in Colombia, the United States, Puerto Rico, Panama, Guatemala, and El Salvador, and operates in the following segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Leases and Others (these include Fiduciaria Bancolombia, Banca de Inversión Bancolombia and Valores Bancolombia). These activities are described in Note 3. Operating Segments.

Regarding the subsidiaries, the assets and liabilities of operations in Barbados through Mercom Bank Ltd. were transferred to other entities, resulting in zero balances for both loan and deposit portfolios. The liquidation of this company has been approved by the public registry and is currently undergoing approval by the Central Bank of Barbados.

Operations in the Cayman Islands through Sinesa Cayman, Inc. (formerly Bancolombia Cayman) have been cancelled or transferred. On November 22, 2023, the Cayman Islands Monetary Authority approved the surrender of the banking license pursuant to Section 20(1)(a) of the Banks and Trust Companies Act (2021 Revision) (“BTCA”), thereby cancelling the license as of that date. No longer a banking entity, the company changed its corporate name to Sinesa Cayman, Inc. on June 20, 2024, and is currently undergoing dissolution and liquidation before the Cayman Islands Companies Registry.

The General Shareholders’ Meeting of Transportempo S.A.S. approved the liquidation of the company, including the corresponding asset allocations and final account approvals, as recorded in Minute number 98 dated July 3, 2024.

On August 27, 2025, the Extraordinary Shareholders’ Meeting of Bancolombia approved the voluntary delisting of Bancolombia's Common Shares and Preferred Shares from the National Registry of Securities and Issuers (RNVE) and the Colombian Stock Exchange (BVC). In line with this decision, the BVC formally notified the Bank of the delisting of the securities from its trading systems, effective as of September 19, 2025.

Additionally, on November 6, 2025, it was announced that the Financial Superintendence of Colombia (SFC), through Resolution No. 2002 dated October 31, 2025, as amended by Resolution No. 2021 dated November 4, 2025 (becoming final on November 6 of the same year), authorized Nequi S.A. to operate and carry out throughout the national territory the activities corresponding to the corporate purpose of a 'compañía de financiamiento'. Nequi S.A. will commence operations once the corresponding formalities have been completed and will continue to be part of Grupo Cibest. For customers, this evolution will not entail any changes in the way they access or use the products and services.

On October 21, 2025, the market was informed of the completion of the corporate reorganization of the Panamanian subsidiary Banistmo S.A., as well as other Cibest subsidiaries in Panama, which had been previously announced on September 29, 2025. It was indicated that, once the authorizations of the Superintendency of Banks of Panama and the respective Shareholders’ Meetings were obtained, the merger of the Beneficiary Company VB Panamá S.A. with Banistmo S.A. was completed (noting that the Beneficiary Company VB had previously received certain asset portfolios that were partially spun off from Valores Banistmo S.A. and Banistmo Capital Markets Group Inc.), as well as the partial spin-off by

Banistmo of 100% of the shares it held in Valores Banistmo S.A., in favor of Cibest Panamá Assets S.A., a Panamanian company wholly owned by Cibest.

Moreover, on December 18, 2025, it was announced to the market the execution of a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo S.A. The agreed purchase price was USD 1,418,000 (subject to customary adjustments at the closing of the transaction) and will be paid in full on the closing date, once the required regulatory authorizations in Panama have been obtained and the conditions set forth in the share purchase agreement have been fulfilled. For more information, see Note 2.D12. Material Accounting Polices - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

As of December 31, 2025, Cibest Corporate Group has 33,951 employees, 35,519 banking correspondents, 6,145 ATMs and operates through 835 offices. Regarding the above, Banistmo (a subsidiary classified as a discontinued operation) had 2,119 employees, 395 banking correspondents, 338 ATMs, and operated through 37 offices.
For more information on Grupo Cibest and its subsidiaries, see Note 2.C.1. Subsidiaries.

NOTE 2. MATERIAL ACCOUNTING POLICIES
A.   Basis for preparation of the Consolidated Financial Statements
The Consolidated Financial Statements of Cibest Corporate Group are prepared in accordance with the International Financial Reporting Standards (hereinafter, “IFRS”) issued by the International Accounting Standards Board (hereinafter, “IASB”), as well as, the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRS-IC”).
The preparation of Consolidated Financial Statements in conformity with IFRS requires the use of accounting estimates that, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recognized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.
Preparation of the Consolidated Financial Statements under going concern basis
Management has assessed Cibest Corporate Group's ability to continue as a going concern and confirms that Cibest Corporate Group has adequate liquidity and solvency to continue operating the business for the foreseeable future, which is at least, but is not limited to, 12 months from the end of the reporting period. Based on Cibest Corporate Group's liquidity position at the date of authorization of the Consolidated Financial Statements, Management maintains a reasonable expectation that it has adequate liquidity and solvency to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.
The Consolidated Financial Statements were prepared on a going concern basis and do not include any adjustments to the reported carrying amounts and classification of assets, liabilities and expenses that might otherwise be required if the going concern basis were not correct.
Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, debt instruments and equity securities measured at fair value through other comprehensive income (“OCI”) and derivative instruments. Likewise, the carrying value of assets and liabilities recognized as a fair value hedge are adjusted for changes in fair value attributable to the hedged risk. Almost all investments in associates and joint ventures are measured using the equity method.

The Consolidated Financial Statements are stated in Colombian pesos (“COP”) and figures are stated in millions or billions (when indicated), except earnings per share, diluted earnings per share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.
The Parent Company’s financial statements, which have been prepared in accordance with “Normas de Contabilidad e Información Financiera” (“NCIF”) applicable to separate financial statements, are those that serve as the basis for the distribution of dividends and other appropriations by the shareholders.
B.   Presentation of the consolidated financial statements
Cibest Corporate Group presents the Consolidated Statement of Financial Position ordered by liquidity and the Consolidated Statement of Income is prepared based on the nature of expenses. Revenues and expenses are not offset unless such treatment is permitted or required by an accounting standard or interpretation and described in Cibest Corporate Group's policies.
The Consolidated Statement of Comprehensive Income presents net income and items of OCI classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. Cibest Corporate Group discloses the amount of income tax relating to each item of OCI.
The Consolidated Statement of Cash Flows was prepared using the indirect method, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in operating assets and liabilities, and items of income or expense associated with investing or financing cash flows.
C.   Consolidation
1.   Subsidiaries
On May 16, 2025, the market was informed of the completion of corporate transactions aimed at the evolution of the corporate structure of Cibest Corporate Group. Upon completion of these transactions, Grupo Cibest S.A. became the parent or holding company of all financial entities and other subsidiaries, including Bancolombia (collectively referred to as Cibest Corporate Group). For more information, see Note 1. Reporting entity.

The consolidated financial statements include the financial statements of parent company and its subsidiaries as of December 31, 2025 and 2024. The Parent Company consolidates the financial results of the entities over which it exerts control.

The following details the entities over which control is held and form part of the consolidation of the Cibest Corporate Group:

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2025	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2024	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2023
Valores Cibest S.A.S.(1)	Colombia	Investments	100.00%	- %	- %
Inversiones Cibest S.A.S.(1)	Colombia	Investments	100.00%	- %	- %
Cibest Investment Management S.A.S.(1)	Colombia	Investments	100.00%	- %	- %
Cibest Inversiones Estratégicas S.A.S.(1)	Colombia	Investments	100.00%	- %	- %
Bancolombia S.A.(1)	Colombia	Banking	100.00%	100.00%	100.00%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
WOMPI S.A.S.	Colombia	Technology services provider	100.00%	100.00%	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2025	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2024	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2023
Transportempo S.A.S. "En liquidación"(2)	Colombia	Transportation	- %	- %	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	100.00%	100.00%	99.94%
P.A Tokenización Novus(3)	Colombia	Trust for administration and payments	100.00%	- %	- %
Negocios Digitales Colombia S.A.S.	Colombia	Payment solutions	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia(4)	Colombia	Real estate investment fund	78.48%	80.47%	80.47%
P.A. Inmuebles CEM(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Calle 92 FIC-11(4)	Colombia	Mercantile trust	51.01%	52.31%	52.31%
P.A. FIC Edificio Corfinsura(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. FIC-A5(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. FIC Inmuebles(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. FIC Clínica de Prado(4)	Colombia	Mercantile trust	60.47%	62.00%	62.00%
P.A. FIC A6(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Central Point(4)	Colombia	Mercantile trust	58.86%	60.35%	60.35%
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(5)	Colombia	Mercantile trust	- %	- %	80.47%
P.A. Fideicomiso Twins Bay(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
Fideicomiso Lote Av San Martín(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Fideicomiso Lote 30(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
Fideicomiso Fondo Inmobiliario Bancolombia(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Florencia Ferrara(4)	Colombia	Mercantile trust	43.16%	44.26%	44.26%
P.A. Flor Morado Plaza(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Galería la 33(6)	Colombia	Mercantile trust	- %	80.47%	80.47%
P.A Linz Granz del Rio(4)	Colombia	Mercantile trust	43.16%	44.26%	- %
Fideicomiso Selecto Terrazu Etapa 1 Torre 1(4)	Colombia	Mercantile trust	62.79%	64.38%	- %
Fideicomiso Selecto Terrazu Etapa 1 Torre 2(7)	Colombia	Mercantile trust	62.79%	- %	- %
Fideicomiso Lote C6 Carton de Colombia(7)	Colombia	Mercantile trust	43.16%	- %	- %
Fideicomiso Mokana Recursos(7)	Colombia	Mercantile trust	39.24%	- %	- %
Fideicomiso River Park(7)	Colombia	Mercantile trust	43.16%	- %	- %
Valores Simesa S.A.(8)	Colombia	Investments	57.40%	62.75%	64.93%
Fideicomiso Lote Distrito Vera B1B2(9)	Colombia	Mercantile trust	- %	62.44%	64.61%
Fideicomiso Lote Distrito Vera B3B4(10)	Colombia	Mercantile trust	- %	- %	64.61%
P.A. FAI Calle 77	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Salitre	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Central-2	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Calle 84 (2)	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Calle 84 (3)	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Distrito Vera(11)	Colombia	Mercantile trust	98.00%	98.00%	- %
P.A Nexo(11)	Colombia	Mercantile trust	98.00%	98.00%	- %
P.A. Mercurio	Colombia	Mercantile trust	100.00%	100.00%	100.00%
P.A CEDIS Sodimac(11)	Colombia	Mercantile trust	100.00%	100.00%	- %
Wenia S.A.S.	Colombia	Technology services	100.00%	100.00%	100.00%
P.A. Wenia	Colombia	Mercantile trust	100.00%	100.00%	100.00%
Nequi S.A. Compañía de Financiamiento	Colombia	Financial services	100.00%	100.00%	100.00%
Sociedad Beneficiaria BC Panamá S.A.S(12)	Colombia	Holding	- %	100.00%	- %
P.A Títulos de Pagos por Ejecución(13)	Colombia	Mercantile trust	100.00%	- %	- %
Cibest Panamá Assets, S.A(14)	Panama	Investment	100.00%	- %	- %
Cibest Capital Panamá, S.A. (before Valores Banistmo S.A.(14))	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Holding	99.17%	99.17%	99.17%
Banistmo S.A.(15)	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.(15)	Panama	Trust	100.00%	100.00%	100.00%
Leasing Banistmo S.A.(15)	Panama	Leasing	100.00%	100.00%	100.00%
Banistmo Panamá Fondos de Inversión S.A.(15)	Panama	Investment fund holder	100.00%	100.00%	100.00%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2025	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2024	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2023
Desarrollo de Oriente S.A.(15)	Panama	Real estate	100.00%	100.00%	100.00%
Banistmo Capital Markets Group Inc.(15)(16)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A.(15)(16)	Panama	Real estate	100.00%	100.00%	100.00%
Steens Enterprises S.A.(15)(16)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A.(15)(16)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%	100.00%	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%	99.68%	99.68%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%	79.92%	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%	100.00%	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%	100.00%	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Financial Leasing	100.00%	100.00%	100.00%
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%	100.00%	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%	100.00%	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%	100.00%	100.00%
Conserjeria, Mantenimiento y Mensajería S.A. "En liquidación"	Guatemala	Maintenance services	100.00%	100.00%	100.00%
Mercom Bank Ltd.(17)	Barbados	Banking	99.68%	99.68%	99.68%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%	99.68%	99.68%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
SINESA Cayman, Inc.(18)	Cayman Islands	Banking	100.00%	100.00%	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
ACCELERA S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Holding	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Business and management advising	99.17%	99.17%	99.17%
Cibest Capital Holdings USA LLC (before Bancolombia Capital Holdings USA LLC)	United States	Holding	100.00%	100.00%	100.00%
Cibest Capital Advisory Services LLC (before Bancolombia Capital Advisers LLC)	United States	Investment advisor	100.00%	100.00%	100.00%
Cibest Capital Securities LLC (before Bancolombia Capital LLC)	United States	Securities brokerage	100.00%	100.00%	100.00%
Wenia Ltd.	Bermuda	Technology services	100.00%	100.00%	100.00%
(1) Incorporation of subsidiaries due to changes in the corporate structure, whereby Grupo Cibest S.A. became the holding company of all financial entities and other companies within Cibest Corporate Group, including Bancolombia. For further information, see Note 1. Reporting entity.
(2) Company liquidated in July 2024. For more information, see Note 1. Reporting entity.
(3) Trust for administration and payments consolidated by Inversiones CFNS S.A.S since December 2025.
(4) The decrease in the shareholding is due to the entry of a new investor in September 2025, which diluted the percentage of participation.
(5) On February 29, 2024, the trust rights were transferred as a result of the sale by Fondo de Capital Privado Fondo Inmobiliario Colombia
(6) On August 21, 2025, the trust rights were transferred as a result of the sale by Fondo de Capital Privado Fondo Inmobiliario Colombia.
(7) Companies consolidated by Fondo de Capital Privado Fondo Inmobiliario Colombia, Fideicomiso Terrazu Etapa 1 Torre 2 since May 2025, Fideicomiso Lote C6 Cartón de Colombia y Fideicomiso Mokana since September 2025 y el Fideicomiso River Park since November 2025.
(8) The decrease in the shareholding is due to the repurchase of outstanding stock carried out by Valores Simesa subsidiary during 2025 and 2024.
(9) During 2025, the trust rights were transferred as a result of the sale by Valores Simesa S.A. (Parent of the fund).
(10) During 2024, the trust rights were transferred as a result of the sale by Valores Simesa S.A.
(11) During May, June and November 2024, the parent company was established as trustor of P.A. CEDIS Sodimac, P.A. Nomad Distrito Vera and P.A. Nexo, respectively through a management mercantile trust agreement, for real estate activity purposes.
(12) On September 27, 2024, Sociedad Beneficiaria BC Panamá was established, a company whose corporate purpose is to be the beneficiary of the division of a company domiciled in Panama, by virtue of which it partially transfers its assets, as a consequence of the above, to be the owner of the assets and liabilities received on the occasion of said operation, and merge with a company domiciled in Colombia. For more information, see Note 1. Reporting entity. In 2025, once the transaction was completed, the company Beneficiaria BC Panamá was liquidated.
(13) Company consolidated by Bancolombia S.A. since December 2025.
(14) Investments of Cibest Corporate Group resulting from the the partial spin-off by Banistmo of 100% of the shares it held in Cibest Capital Panamá, S.A. (before Valores Banistmo S.A.), in favor of Cibest Panamá Assets S.A., a Panamanian company wholly owned by Cibest. For further information, see Note 1. Reporting entity.
(15) on December 18, 2025, Cibest informed to the market the execution of a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo S.A. For further information, see Note 1. Reporting entity.
(16) Investments in non-operational stage.
(17) On September 30, 2021, Mercom Bank Ltd shareholder authorized the beginning of an organized and gradual process to transfer of the assets and liabilities of Mercom Bank, Ltd., to Banco Agromercantil de Guatemala, S. A. or other companies of Cibest Corporate Group. For further information, see Note 1. Reporting Entity.
(18) On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Sinesa Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Note 1. Reporting entity.

When necessary, adjustments are made to the accounting principles in the financial statements of subsidiaries to bring their accounting policies into line with Cibest Corporate Group's accounting policies, in order to prepare the Consolidated Financial Statements using uniform accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of Cibest Corporate Group are eliminated in full on consolidation.
Non-controlling interests in controlled entities are presented in profit or loss and equity separately from the Parent Company's shareholders' equity and profit or loss. When Cibest Corporate Group loses control over a subsidiary, any residual interest remaining on Cibest Corporate Group's balances is measured at fair value; gains or losses arising from this measurement are recognized in net income.
The loan and financial leases originated by Banistmo and Bancolombia Panama are subject to prudential regulation in Panama by the Superintendencia de Bancos de Panamá (“SBP”) requiring the maintenance of minimum reserves as a countercyclical capital buffer. For the years ended as of December 31, 2025 and 2024, the reserves recognized amounted to COP 987,250 and COP 972,818. The establishment of these reserves restrict the ability of the aforementioned subsidiaries to pay dividends to Grupo Cibest S.A., the ultimate parent, except in the event of liquidation.

As of December 31, 2025, Banistmo was considered as assets held for sale. For further information see Note 1. Reporting entity, Note 2.D.12 material accounting policies and Note 31. Discontinued Operations.

2.    Business reorganization and transactions between entities under common control
The business reorganization process under common control refers to transactions in which entities under Cibest Corporate Group's control are restructured, both before and after the reorganization, and such control is not temporary.

For transactions under common control, Cibest Corporate Group has chosen as its accounting policy to apply the predecessor value method for recognizing intercompany transactions. This means that the assets and liabilities carved out from the entity or business being spun off are recognized in the Separate Financial Statements of the receiving company at their carrying amounts, as recorded prior to the transaction date.

Cibest Corporate Group presents the net assets received as if they had always been part of its Financial Statements from the date of transfer.

The Financial Statements for the second quarter of 2025 and year-end 2024 are presented on a consolidated basis, reflecting Cibest Corporate Group’s structure in effect during that period, since, under the adopted policy, historical Financial Statements are used as if the new corporate structure had always existed. Consequently, the comparative balances of the holding company are equivalent with those of the former parent company. During the second quarter of 2025, Cibest Corporate Group assumed the position of parent within the economic group. Therefore, from that date onward, the financial statements presented include all subsidiaries previously consolidated by Bancolombia. For more information, see Note 1 – Reporting Entity.

3.    Fund’s administration
Cibest Corporate Group manages assets held in mutual funds and other forms of investment. Assets managed by Cibest Corporate Group and owned by third parties are not included in the Consolidated Financial Statements unless control exists as structured entities.

Cibest Corporate Group consolidates the following funds:

Name	Country	% of ownership interest held by Cibest Corporate Group, 2025	% of ownership interest held by Cibest Corporate Group, 2024	% of ownership interest held by Cibest Corporate Group, 2023	Assets managed
					December 31, 2025	December 31, 2024
Fondo de Capital Privado Fondo Inmobiliario Colombia(1)	Colombia	78.48%	80.47%	80.47%	6,840,135	6,039,891
Fideicomiso Lote Distrito Vera B1B2(2)	Colombia	— %	62.44%	64.61%	—	26,367
Fideicomiso Lote Distrito Vera B3B4(3)	Colombia	-	— %	64.61%	-	—
Banistmo Panamá Fondos de Inversión S.A.(4)	Panama	100.00%	100.00%	100.00%	69,395	126,092
(1)It includes the amounts of certain equity instruments that are controlled through the subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, they meet the definition of control in accordance with IFRS 10. For further information, see Note 2.C. Consolidation. The decrease in the percentage of participation is due to the entry of a new investor in September 2025, which diluted the percentage of participation.
(2) During 2025, the trust rights were transferred by Valores Simesa S.A. (the fund’s parent company).
(3)During 2024, the trust rights were transferred by Valores Simesa S.A. (the fund’s parent company).
(4) Investment in non-operational stage. The variation in assets managed is mainly due to the effect of converting US dollars to Colombian pesos in the consolidation process, the closing exchange rate was to 4,409.15 in December 2024 and 3,757.08 in December 2025, also withdrew its participation in Fondo Renta Fija Valor to free up resources. For more information, see Note 2.C. Consolidation Principles.

For all the aforementioned funds, Cibest Corporate Group participated in the design of the structured entity, makes operating and financial decisions on behalf of the funds and is exposed to variable returns such as dividends or returns paid in quarterly installments.

Commissions earned by the management of funds that are not consolidated are included in the Consolidated Statement of Income as “Fees and commissions income”.
4.    Non-controlling interest
Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within Cibest Corporate Group's equity. Similarly, net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. In a business combination, the amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The option for recognition is made on an investment-by-investment basis.
Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.
D.    Material Accounting Policies
The material accounting policies used by Cibest Corporate Group in the preparation of its Consolidated Financial Statements are detailed below:
1.    Functional currency, transactions and balances in foreign currency
The functional and presentation currency of Cibest Corporate Group's Consolidated Financial Statements is the Colombian peso. Therefore, all balances and transactions denominated in currencies other than the Colombian peso are considered as foreign currency, which are translated into the functional currency using the exchange rates at the dates of the transactions.
Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end are generally recognized in net income. They are deferred in equity (other comprehensive income) if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in the Consolidated Statement of Comprehensive Income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.
Cibest Corporate Group translated the results and financial position of foreign subsidiaries into the functional currency as follows:
•Assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Consolidated Statement of Financial Position;
•Income and expenses for each Statement of Income and Statement of Comprehensive Income is translated at average exchange rates for the period; and
•All resulting of such translations are recognized in other comprehensive income in the caption “Translation adjustment”.
When a foreign operation is sold, the associated exchange differences are reclassified to net income, as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.
The table below sets forth the exchange rate used by Cibest Corporate Group and its subsidiaries to convert Consolidated Statement of Financial Position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2025	December 31, 2024	December 31, 2023
Year-end exchange rate	3,757.08	4,409.15	3,822.05
Average rate for the period ended at	4,052.89	4,073.75	4,330.14
2.    Cash and cash equivalents
Cibest Corporate Group considers cash and cash equivalents to include cash and balances at banks and the Central Bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 4. Cash and cash equivalents.
3.    Business combinations and goodwill
Business combinations are those transactions where an acquirer obtains control of a business (e.g., an acquisition or merger).
Business combinations are accounted for using the acquisition method as follows: a) identifiable acquired assets, liabilities and contingent liabilities assumed in the acquisition are recognized at fair value at the date of acquisition; b) acquisition costs are recognized in the Consolidated Statement of Income as expenses in the periods in which the costs are incurred and the services are received; and c) goodwill is recognized as an asset in the Consolidated Statement of Financial Position or a gain from a bargain purchase.
The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by Cibest Corporate Group (if any).
Goodwill is measured as the excess of the sum of the consideration transferred, the value of any non-controlled interest and, when applicable, the fair value of any previous equity interest in the acquired entity, over the net fair value of the acquired assets, liabilities or contingent liabilities assumed at the date of acquisition.

For each business combination, at the date of acquisition, Cibest Corporate Group measures the non-controlling interest by the proportional share of the identifiable assets acquired, as well as liabilities and contingent liabilities assumed by the acquired company, or by their fair value.
Any contingent consideration in a business combination is classified as a liability or as equity and is recognized at fair value at the date of acquisition, the liability is remeasured at subsequent reporting dates in accordance with IAS 37 Provisions, contingent liabilities and contingent assets, and the consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.
The goodwill acquired in a business combination is allocated, at the date of acquisition, to Cibest Corporate Group's cash-generating units (or group of cash generating units) which are expected to benefit from the combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units or group of units.
For business combinations achieved in stages, any previous equity interest held by Cibest Corporate Group in the acquiree is remeasured at its fair value at the date of acquisition and any resulting gain (or loss) is reported in the Consolidated Statement of Income or Other Comprehensive Income, as appropriate. Amounts related to such investments previously recognized in other comprehensive income that must be recycled through net income are reclassified to the Consolidated Statement of Income, as if such investment had been sold. When the associate had other comprehensive income, which was not reclassified to profit or loss, the amounts were reclassified within equity to “Retained earnings” once the investment was sold.
4.    Financial instruments
A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
4.1. Financial assets
Financial assets are recognized in the Consolidated Statement of Financial Position when Cibest Corporate Group becomes party to the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. Cibest Corporate Group uses settlement date accounting for regular way contracts when recording financial asset transactions.
At initial recognition, Cibest Corporate Group measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Transaction costs of financial assets subsequently measured at fair value with changes in profit or loss are recognized as expenses in the income statement. After initial recognition, for financial assets measured at amortized cost and investments in debt securities subsequently measured at fair value with changes in other comprehensive income, an allowance for expected credit losses (“ECL”) is recognized.
4.1.1.  Classification and measurement of financial assets
Cibest Corporate Group classifies its financial assets considering the business model and the characteristics of contractual cash flows (cash flows that consist solely of payments of principal and interest on the principal amount outstanding at specified dates – “SPPI”) in accordance with the following categories of subsequent measurement:
•Amortized cost: measured at cost using the effective interest rate method, excluding future credit losses, and considering transaction costs and premiums granted, less commissions and discounts received that are included in the calculation of the effective interest rate.
•Fair value through other comprehensive income (FVOCI): measured using fair value, variations in the fair value of the investment are recognized in other comprehensive income, except for impairment losses or recoveries, interest income, and gains or losses on foreign exchange, which are recognized in the income statement.
•Fair value through profit or loss (FVTPL): measured using fair value, variations in the fair value are recognized in the income statement.
The classification based on the business model reflects how Cibest Corporate Group manages financial assets and how it determines whether cash flows from the asset will come from obtaining contractual cash flows, selling the instrument, or both. If the objective is to obtain contractual cash flows, the assets are subsequently measured at amortized cost; if the objective is to obtain contractual cash flows and selling financial assets, the assets are subsequently measured at FVOCI. A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVOCI.
Cibest Corporate Group measures equity instruments at FVTPL. Likewise, Cibest Corporate Group has made an irrevocable choice to present subsequent changes in the fair value of some equity instrument investments that are not held for trading in other comprehensive income; dividends from such investments are recognized in the income statement when the right to receive payment is established.
Accumulated gains or losses in other comprehensive income at the time of derecognition of a financial asset are reclassified from equity to the income statement, except for investments in equity instruments for which Cibest Corporate Group has made the irrevocable choice to present subsequent changes in fair value in other comprehensive income; for these, reclassification is made to the "retained earnings" line.
4.1.2.  Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”
4.1.2.1.   Impairment of loan portfolio and financial leasing transactions
Expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgments that consider historical credit data, the current situation of the borrower and reasonable and supportable forecasts of future economic conditions. The collectively evaluated models include parameters such as the twelve-month probability of default (“PD”), lifetime probability of default (when the exposure is classified in stage 2), loss given default (“LGD”), and exposure at default (“EAD”), incorporating forward‑looking information that reflects macroeconomic assumptions under plausible scenarios.

One of the Group’s most significant judgments in estimating the allowance for expected credit losses on the collectively evaluated portfolio relates to the macroeconomic projections used over a reasonable and supportable forecast period. In addition, for loans individually assessed in stage 3, Cibest Corporate Group evaluates significant exposures in default by analyzing each borrower’s debt profile, the fair value of the collateral pledged, credit performance information, and the customer’s expected future cash flows.

At the end of each reporting period, Cibest Corporate Group assesses the expected credit loss impairment model for a financial asset or group of assets measured at amortized cost, where impairment is recognized from “day 1” following initial recognition. The model is structured into three stages in which a financial asset may be classified from its initial recognition, based on its credit risk level and the circumstances that indicate a significant increase in credit risk, as described below:

•Stage 1: financial instruments that have not experienced a significant increase in credit risk since initial recognition, or that have low credit risk at the reporting date.
•Stage 2: financial instruments that have experienced a significant increase in credit risk since initial recognition (unless they have low credit risk at the reporting date), but do not present objective evidence of impairment.
•Stage 3: financial instruments that have objective evidence of impairment (“OEI”) at the reporting date.

For each stage, an expected credit loss (“ECL”) is calculated. This calculation incorporates both current and forward‑looking conditions, portfolio behavior, and various associated macroeconomic factors.

•For stage 1, a 12-month ECL is calculated. This represents the expected credit losses that may result from default events that are possible within the 12 months following the reporting date.
•For stage 2 and 3, a Lifetime ECL is calculated. This reflects the expected credit losses that may arise from all possible default events over the expected life of the financial instrument.

Significant increase in risk
To determine whether an asset has experienced a significant increase in risk since its initial recognition, and is therefore should be classified in Stage 2, Cibest Corporate Group assesses both quantitative and qualitative factors. For each portfolio, Cibest Corporate Group reviews the rebuttable presumption of more than 30 days overdue in payment. Cibest Corporate Group determines whether the credit risk of financial instruments has increased significantly since their initial recognition as follows:

Quantitative criteria
•Clients with loans that are over 30 days past due.
•Lifetime PD assessment: Cibest Corporate Group has determined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. To measure this difference, two thresholds are defined:
◦Absolute threshold: this is the absolute difference between the current lifetime PD and the residual lifetime PD at initial recognition. A positive absolute variation beyond this threshold indicates an increase in the instrument’s risk.
◦Relative threshold: this is the percentage variation between the value of the current lifetime PD and the residual lifetime PD at initial recognition. A positive percentage variation beyond this threshold indicates an increase in the instrument’s risk.

If the PD comparison surpasses one threshold but not the other, it is not considered a significant increase in the instrument’s risk.

If the instrument does not exceed the threshold, additional qualitative criteria are assessed. These can identify a significant increase in credit risk even when the obligation is nearing expiration. These criteria include:

Qualitative criteria
•Loans restructured due to credit risk, where the client is experiencing financial difficulties, are classified in stage 2, until the instrument is canceled, cured (after a period of demonstrated good performance) or transferred to stage 3 upon meeting the definition of default.
•Loans that cease to be in default (stage 3) remain in stage 2 for a 12‑month period.
•Customers on the watchlist with a medium‑risk profile, according to the policies defined by the Special Customer Management Committee (“AEC” by its initials in Spanish).
•Cibest Corporate Group also reviews, on a semiannual basis, whether there are collective criteria for migrating a group of customers to stage 2. Examples include significant changes since origination in a particular product or geographic region, industry‑specific or regulatory events, market conditions, or any other significant event considered relevant to the customer’s future cash‑flow generation capacity.

Rebuttable presumption of more than 30 Days Past Due
Cibest Corporate Group has performed a review for each portfolio regarding the presumption of a significant increase in credit risk upon exceeding 30 days past due. Historical evidence supports the correlation between this presumption and default events.

Definition of default
To determine whether an asset is in default, and thus classified as stage 3, the evaluates quantitative and qualitative factors. It also reviews the rebuttable presumption of more than 90 days past due for each portfolio.

Cibest Corporate Group applies the following criteria to determine whether default has occurred:

Quantitative criteria
•Clients with active credit exposure who have at least one charged-off instrument within the modality.
•Clients with obligations that are 90 days or more past due.

Qualitative criteria
•Clients subject to special legal restructuring or reorganization agreements, or insolvency processes.
•Customers on the watchlist with a high‑risk profile, according to the policies defined by the Special Customer Management Committee (“AEC” by its initials in Spanish).
•Cibest Corporate Group also aligns all products within the same modality to stage 3 when any of the client’s obligations is considered in default.

Rebuttable presumption of more than 90 Days Past Due

Cibest Corporate Group has reviewed the 90 day past due default presumption for each portfolio. Historical evidence supports a high likelihood of loss at 90 days past due. However, this presumption has been rebutted for Banistmo’s mortgage portfolio. Historical evidence demonstrates that default generally occurs at approximately 120 days past due.

Measurement of expected credit losses (ECL) under the collective methodology

The collective quantification of expected credit losses is conducted based on the stage classification, the homogeneous groups defined within each portfolio type and the client’s risk level.
Homogeneous groups are segmented by client type; for individuals, they are grouped by product, and for companies, they are grouped by industry segments defined based on the company’s revenue level.

In addition, credit risk management is supported by robust rating and scoring systems. The primary objective of these systems is to determine each client's risk profile, which is assigned through a credit rating or scoring. For retail portfolios, credit scoring are based on both origination and behavioral scoring models. These models incorporate personal and financial information, historical behavior, transaction activity, the total number of credit products held, and external credit bureau data.

Corporate portfolios are rated using a comprehensive model that integrates quantitative variables and objective criteria to assess the level of risk associated with each client's financial commitments. This rating model is applied from the initial origination of the credit and is updated periodically to ensure a timely and dynamic assessment of the client's credit profile throughout the entire debt cycle. The model considers key determinants of credit risk, including the client’s financial performance and repayment capacity, payment behavior with both Group entities and the broader financial system, and transaction data available within Cibest Corporate Group. Additionally, sector information and complementary variables are included to enhance the assessment. This approach provides a comprehensive and up-to-date view of risk, strengthening decision-making and proactive portfolio management.

In Colombia, for SME and corporate portfolio, the risk level is estimated using models that assign an internal rating considering the client’s economic sector and multiple variables, including financial, transactional, sector specific, qualitative, and behavioral information. These models aim to achieve greater accuracy in classifying customer risk levels, improve discrimination and precision, incorporate non-traditional information, and enhance interpretability, ultimately enabling a deeper understanding of the client. These methodologies play a fundamental role in assessing and monitoring credit risk.

To estimate expected credit losses (“ECL”) under the collective methodology, the following formula is used:

Expected Credit Loss (ECL) = Exposure at Default (EAD)* Probability of Default (PD) * Loss Given Default (LGD)

The components are estimated using statistical models developed from the entity’s internal historical information and subsequently adjusted with forward looking information as described below:
•Probability of Default (“PD”): estimated probability of occurrence that a financial instrument will default. IFRS 9 requires parameter specification and differentiated application across stages 1, 2 and 3.

◦12 months PD: the estimated probability of occurrence of default within the next 12 months from the assessment date. Cibest Corporate Group applies it to exposures with no significant increase in credit risk and no evidence of impairment (stage 1). The 12-month PD is estimated using traditional techniques such as logistic regression, modelling portfolio behavior by risk level for each segment.

◦Lifetime PD: the estimated probability of default occurring over the remaining life of the instrument, depending on product characteristics and risk level. Cibest Corporate Group applies it to exposures with a significant increase in credit risk (stage 2). It is estimated using survival models that quantify portfolio survival rates over defined horizons and incorporate prepayment models.

◦Stage 3 PD: exposures evaluated under the collective methodology and classified in stage 3 are assigned a probability of default of 100%.

•Loss Given Default (“LGD”): the severity of Loss Given Default is the percentage of exposure that the entity ultimately expects to be lost in the event of default. The general formulation is: LGD = 1 – recovery rate. The recovery rate corresponds to the sum of cash flows received from the operation, discounted at the customer’s rate at the assessment date, over the exposure at default. It includes asset sales and other recovery strategies.
For secured products, recoveries are primarily classified by collateral type and incorporate discounted projected sale value minus acquisition, maintenance, and disposal costs, as well as appraisals to determine value and recovery timing.

•Exposure at Default (“EAD”): for amortizing products, exposure includes principal, interest and receivables, net of expected contractual repayments over a 12-month or lifetime horizon.
For revolving products with available undrawn limits, EAD incorporates the Credit Conversion Factor (CCF) to estimate the utilized and unused portions expected to convert into outstanding balance. For loan commitments, the ECL includes the probability of becoming on-balance-sheet-exposure.

To estimate lifetime expected credit losses, the exposure is projected annually, considering discounted contractual cash flows for each year. Discounting is performed using the effective interest rate or an appropriate approximation.

Incorporation of forward-looking information into the expected credit loss (ECL) models

To incorporate forward looking information into the components used to estimate expected credit losses (ECL), Cibest Corporate Group applies methodologies that correlate the historical performance of the portfolio with specific economic variables. Cibest Corporate Group has developed projections under three macroeconomic scenarios (base, pessimistic and optimistic), each assigned a probability of occurrence, to determine the best estimate of expected losses under potential future economic conditions.

To prepare these projections, the Economic Research team relies on a dual perspective forecasting process: thematic and analytical.

•Thematic Perspective: this perspective identifies external variables whose values are determined globally and are not influenced by country-specific dynamics. As they fall outside the scope of the Corporate Economic Research team, these variables are based on estimates developed by external analysts.

•Analytical Perspective: this perspective involves collecting historical information for the most relevant economic and financial variables of each country. Data sources include official authorities such as banking supervisors, national statistical agencies, and central banks. Forecasts are generated using time series econometric models widely applied in macroeconomic analysis.

As a result, monthly projections are obtained for the economic variables of interest over a horizon covering the current year and four additional years. After this period, due to uncertainty and technical limitations, the projected value at the end of the horizon is used for the remaining life of the instrument.

Cibest Corporate Group considers a five-year projection horizon appropriate, as it remains a reasonable practice for ECL estimation. It also deems it appropriate to use the fifth-year projection as a reference value for later periods, as this provides the most consistent approximation based on available information. This approach is based on the natural tendency of economic time series to revert to long term trends, equilibrium levels, or the mean. Once macroeconomic projections reach such a steady state, stability is expected unless an unforeseen shock occurs.

It is considered reasonable to assume that over a five-year horizon, macroeconomic projections will converge toward their equilibrium level, since historically the maximum periods of consecutive deviation above or below the long-term trend (approximately ±0.25 standard deviations of the variable), based on annual GDP growth data from 1972–2025, have lasted precisely five years.

Weighting of macroeconomic scenarios
To incorporate the inherent uncertainty of macroeconomic forecasting, Cibest Corporate Group uses three macroeconomic scenarios: base, optimistic, and pessimistic.

These scenarios reflect reasonable, non-extreme expectations. The current weighting applied to the macroeconomic forecasts at year-end is as follows:

	Optimistic		Base		Pessimistic
Country	2025	2024	2025	2024	2025	2024
Colombia	15.00%	15.00%	60.00%	60.00%	25.00%	25.00%
Panama	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%
El Salvador	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%
Guatemala	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%

The following presents a comparison of the key projected macroeconomic variable in each country, “GDP Growth,” used to estimate ECL as of December 31, 2025 and 2024:

As of December 31, 2025
	Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2025	3.07%	2.86%	2.65%	4.85%	4.14%	3.43%
2026	4.57%	3.23%	1.89%	6.19%	3.97%	1.75%
2027	4.68%	2.88%	1.08%	6.81%	4.04%	1.26%

As of December 31, 2025
	Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2025	4.15%	3.79%	3.44%	3.30%	2.80%	2.29%
2026	4.49%	3.48%	2.47%	3.90%	2.49%	1.08%
2027	4.58%	3.38%	2.18%	4.07%	2.39%	0.72%

As of December 31, 2024
	Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2024	1.98%	1.80%	1.59%	3.51%	2.46%	1.41%
2025	3.89%	2.57%	1.23%	6.04%	3.48%	0.92%
2026	4.76%	2.96%	1.16%	6.68%	3.76%	0.85%

As of December 31, 2024
	Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2024	3.83%	3.48%	3.12%	3.10%	2.59%	2.09%
2025	4.46%	3.46%	2.45%	3.77%	2.36%	0.95%
2026	4.55%	3.35%	2.14%	3.93%	2.25%	0.58%
Special methodologies applied in stage 3
Collateral based methodology
For defaulted loans (classified in stage 3) where the primary source of repayment is determined to be real estate collateral or an asset under a leasing arrangement, the loss estimate is calculated as the outstanding balance minus the probability weighted net present value of the collateral’s market value. The valuation is based on appraisals not older than one year, net of acquisition, maintenance and disposal costs, and adjusted for multiple macroeconomic scenarios weighted by their respective probabilities of occurrence.

Individual NPV assessment methodology

Cibest Corporate Group individually assesses defaulted (stage 3) exposures exceeding COP 20,000 or USD 5 million in foreign subsidiaries, analyzing each debtor’s debt profile, collateral provided, financial information, and both client specific and sector specific credit behaviour. Significant financial assets are considered to be in default when, based on current or past events and available information, it is unlikely that the entity will recover all amounts due under the original contractual terms, including interest and fees. When a significant financial asset has been identified as defaulted, the loss amount is measured as the outstanding balance minus the probability weighted net present value of expected future cash flows, assessed under at least two macroeconomic scenarios with assigned probabilities of occurrence.

Clients assessed under an individual net present value (“NPV”) approach are evaluated at least twice per year and, additionally, whenever a relevant event occurs that materially affects their risk profile and requires updating the previously analyzed scenarios. Relevant events may include:

•Significant changes in collateral value,
•Adverse or emerging changes in the client’s business,
•Regulatory changes with potential impact on the borrower,
•Changes affecting the borrower’s commercial or operational dynamics, and
•Significant payments made by the client.

To determine expected future cash flows for the client, two approaches may be applied: a cash flow generation approach or an asset recovery approach involving enforcement or liquidation of collateral. that is, “Going Concern” or “Gone Concern” approach.

Cash-flow-based approach: This refers to an analysis under the “Going-Concern” assumption; that is, repayment of the obligation is expected to occur through the client’s ongoing cash flows. The calculation of the expected NPV under the cash-flow-based approach includes:

•Client financial projections.
•Debt simulation.
•Expected NPV calculation.
Collateral-recovery approach: This refers to collateral liquidation or "Gone concern” that is, repayment of the obligation is expected to occur through the realization of collateral, liquidation of assets, enforcement of personal guarantees, or adjudication through judicial processes. The NPV calculation under the collateral approach must include:

•Collateral analysis.
•Projected future collateral value.
•NPV calculation.
•Recovery time estimates.

Future cash flows are estimated under two scenarios (base and alternative), which may be affected by the variables described above.

4.1.2.2. Impairment of investments measured at amortized cost or at fair value through other comprehensive income (FVOCI)
At the end of each period, Cibest Corporate Group evaluates the impairment model based on the expected loss of a financial asset or a group of assets that are measured at amortized cost or at fair value with changes in other comprehensive income, where the impairment loss is measured from "day 1" after initial recognition.

Investments are classified into stages according to the risk level (rating), as follows:

Stage 1:
•Investments rated at investment grade.
•Investments rated at speculative grade, if:

◦The current external rating is maintained or improved compared with the rating at the acquisition date.
◦If there is a rating deterioration, the deterioration is lower than the number of notches that signify a significant increase in risk.
Stage 2:
•Investments migrating from investment grade to speculative grade.
•When the rating is downgraded beyond the thresholds notches that signify a significant increase in risk.

Stage 3:
•Investments classified as being in default.

Significant increase in risk
Investments classified in stage 2 include those instruments meeting Cibest Corporate Group’s definition of a significant increase in risk.

To determine whether a security has experienced a significant increase in risk since initial recognition, the deterioration of its current rating relative to its purchase date rating is evaluated. Depending on the initial rating, a significant increase may correspond to a downgrade of 1, 2, or 3 notches, as shown below:

EXTERNAL RATING ORIGIN	SIGNIFICANT INCREASE IN RISK
Ba1/BB+	3 Notches
Ba2/BB	3 Notches
Ba3/BB-	3 Notches
B1/B+	2 Notches
B2/B	2 Notches
B3/B-	1 Notch
Caa/CCC	1 Notch
Measurement of expected losses:
Impairment: [Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)

•Instruments classified in stage 1 are assigned a 12-month probability of default.
•Instruments classified in stage 2 are assigned a lifetime probability of default.
•Instruments classified in stage 3 are assigned a probability of default of 100.00%.

To estimate the impairment of the instruments if the issue has an external rating, the PD (Probability of default) from the international rating agency is applied; if no external rating exists, the internal rating model and portfolio PD are used.

In all cases, the LGD (Loss Given Default) is based on the parameter published by the external rating agency for the investment portfolio, which corresponds to 51.60% as of December 2025.

4.1.3.      Derecognition of financial assets
4.1.3.1.   Derecognition of financial assets not resulting from modifications
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and Cibest Corporate Group has transferred substantially all the risks and rewards of ownership, or when Cibest Corporate Group neither transfers nor retains substantially all of the risks and rewards of ownership but it does not retain control of the financial asset.
When Cibest Corporate Group retains the contractual rights to receive cash flows from the financial asset, but assumes a contractual obligation to pay those cash flows to other entities, it shall treat the transaction as a transfer that results in derecognition if:
•It has no obligation to pay any amounts to the other entities unless it collects equivalent amounts from the assets;
•It is prohibited from selling or pledging the assets; and
•It has an obligation to remit without material delay any cash flows it receives from the assets.
4.1.3.2.   Modifications
In modifications for commercial or market reasons, an assessment is made as to whether the modification is substantial; that is, whether the changes in the terms of the contract differ substantially from the original contract, based on the analysis of qualitative variables (inclusion of returns based on profit sharing, guarantees, other collateral, or credit enhancements that significantly affect the credit risk profile associated with the loan, changes in currency and/or obligor) and, in some cases, a quantitative assessment. When the modifications result in derecognition, the renegotiated contract is a new loan, subject to the classification and measurement requirements established by IFRS 9.
Similarly, the costs and commissions associated with the financial asset are derecognized. Modifications that do not result in derecognition are understood as non-substantial modifications, the carrying amount will be recalculated as the present value of the modified contractual cash flows discounted at the original interest rate, recognizing the effect of the modification in the margin net interest in the Statement Consolidated of Income. Likewise, costs and commissions are adjusted and amortized over the remaining life of the modified asset.
Contractual modifications of financial assets may be carried out due to restructurings and/or renegotiations for credit risk due to the borrower's financial difficulties are evaluated as a non-substantial modification and therefore does not lead to derecognition. When a financial asset is restructured, the difference between the original contractual cash flow and the new cash flow of the restructured asset discounted at the original effective interest rate is recognized as a gain or loss in the Statement Consolidated of Income as “Interest income on loan and financial leases”, the costs and fees are deferred and will be amortized by the remaining life of the modified asset.

4.1.3.3.        Written-Off loan portfolio
Loans are written off when Cibest Corporate Group concludes there is no realistic expectation of recovery of the loans and receivables balances from a client or third party, i.e., there is no possibility of recovery due to the debtor's lack of ability or willingness to pay or in the absence of open guarantees granted by the debtor. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

		Length of delinquency (days)
Type	Collateral	Grupo Agromercantil Holding S.A.	Banistmo S.A.	Banco Agrícola S.A.	Bancolombia S.A.
	Without collateral			180
Commercial	With collateral	N/A(1)	360	360	360
	Without collateral	180	180	180	180
Consumer	With collateral	540 for vehicles collateral	1080 for mortgage collateral	720 for mortgage collateral
	Without collateral		180
Small Business Loan	With collateral	N/A(1)	1080 for mortgage collateral	180	180
Mortgage	With collateral	1440	1080	720	N/A(1)
(1)Not dependent on the length of delinquency but on the reasons underlying a loan's non-recoverability.
Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation, the probable recovery percentage given the existence or lack of collateral and the inability to locate the client. When default conditions are present, it is initially necessary to evaluate whether the collateral that supports the loan generates a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan. In cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the Consolidated Financial Statements.
4.2.        Financial liabilities
At initial recognition, Cibest Corporate Group measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost or will be recognized in the Consolidated Statement of Income if the liabilities are measured at fair value.
4.2.1.     Classification and Measurement of Financial Liabilities
Financial liabilities are classified and subsequently measured as follows:
•Amortized cost, measured at cost using the effective interest rate method.
•Fair value through profit or loss (“FVTPL”), measured using fair value, with variations in value recognized in the income statement.
•Irrevocably designated at fair value through profit or loss, measured using fair value, with variations in value recognized in the income statement. The effect of changes in own credit risk is presented in other comprehensive income.
4.2.2.     Derecognition of Financial Liabilities
Cibest Corporate Group derecognizes a financial liability from the Consolidated Statement of Financial Position when it is extinguished; that is, when the contractual obligation has been paid or settled or has expired.
Debt Exchange
Cibest Corporate Group assesses whether instruments subject to debt exchange are substantially different from each other, considering qualitative aspects such as currencies, maturities, interest rates, subordination terms, regulatory framework, among others, and quantitative aspects, in which the present value of discounted cash flows under the conditions of the new instruments (including any net commission paid minus any commission received) using the original effective interest rate to calculate the discount differs by at least 10 percent from the present value of discounted cash flows remaining from the original financial liability.
When it is concluded that the instruments subject to debt exchange are not substantially different (based on the analysis of qualitative variables such as currency or issuance market changes, and in some cases a quantitative evaluation), the transaction is recognized as a modification of debt, and in this case, the amortized cost of the modified liability is adjusted to the present value of estimated contractual cash flows discounted at the original effective interest rate of the financial instrument, and the gain or loss is recognized immediately in the income statement. Incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability, following its subsequent measurement at amortized cost. In debt exchanges that are considered substantially different, derecognition is recognized in the income statement, and a new financial liability is recognized.
4.3.   Day one profit adjustment
In situations where the fair value of a financial asset acquired or financial liability assumed at initial recognition differs from the transaction price, Cibest Corporate Group shall recognize a gain or loss directly in the Consolidated Statement of Income if the fair value is supported by Level 1 inputs or is based on a valuation technique that uses only observable market data. In all other circumstances, Cibest Corporate Group defers the Day one gain or loss and recognizes it in the Consolidated Statement of Income over the course of the transaction period.
4.4.   Compound instruments
Cibest Corporate Group recognizes compound financial instruments that contain both liability and equity components separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which doesn´t have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument, considered as a whole, is the residual value assigned to the equity component. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the Preferred Shares for each period. For further information, see Note 22. Share capital.
4.5.   Financial guarantee contracts and loan commitments
Cibest Corporate Group issues financial guarantees and loan commitments. Loan commitments are those agreements under which Cibest Corporate Group has an irrevocable obligation to grant the loan. The financial guarantee contracts issued by Cibest Corporate Group are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due to accordance with the original or modified terms of a debt instrument.
Both financial guarantee contracts and loan commitments are initially recognized as liabilities at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Subsequently, liabilities are measured at the higher of the provision amount measured according to IFRS 9, and the amount initially recognized, less the accumulated amortization recognized according to IFRS 15 Revenue from contracts with customers.
Income derived from guarantees is recognized as “commission income” in the Consolidated Statement of Income over the term of the contract, in accordance with the method and frequency of commission’s payments.

4.6.   Derivatives financial instruments
A financial derivative is an instrument whose value changes in response to changes in a variable or index, such as an interest rate, exchange rate, the price of a financial instrument, a credit rating or a credit index. This instrument requires no initial payment or is lower in comparison to other financial instruments with a similar response to changes in market conditions and is generally settled at a future date.
Cibest Corporate Group recognizes its derivative financial instruments at fair value, based on the prices and valuation methodologies provided by the official pricing service provider (Precia); this includes counterparty credit-risk adjustments applied to derivatives when Cibest Corporate Group's position is a derivative asset, and Cibest Corporate Group's credit risk when the position is a liability on a derivative. For further information, see Note 30. Fair value of assets and liabilities, section d. Credit valuation adjustment.

Derivatives are recognized and measured at fair value through profit or loss unless such derivatives are designated as cash flow hedges or hedges of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gains and losses arising from changes in the fair value of derivatives, which are not in hedging relationships, are recognized in the Consolidated Statement of Income under the "valuation on financial instruments" item, and gains and losses from the valuation of foreign exchange derivatives are included in the "Other Operating Income" item.
4.7.   Hedge accounting
Cibest Corporate Group designates and documents hedge accounting at inception in accordance with the requirements of IFRS 9 Financial Instruments. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification, as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.
Cibest Corporate Group assesses at the inception of the hedge and on an ongoing basis during the life of the instrument, whether the hedge used in the transaction is expected to be aligned with the hedge effectiveness requirement (prospective effectiveness):
•Economic relationship between the hedging instrument and the hedged item.
•The effect of credit risk does not predominate over the value of the economic relationship.
•Designated hedge ratio is consistent with risk management strategy.
Cibest Corporate Group discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for hedge effectiveness or when the hedging instrument expires or is sold, terminated or exercised. Consequently, the item no longer complies with the hedge accounting conditions or the hedging relationship no longer complies with the risk management objective.
Before the establishment of hedge accounting, Cibest Corporate Group documents the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are approved by the Asset and Liability Management Committee.

Hedge relationships are classified and accounted for in the following ways:
Fair value hedges
Fair value hedges are designated to protect against the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

Changes in the fair value of derivatives that are designated and qualify as hedging instruments in fair value hedges are recorded in the same line item of the Consolidated Statement of Income as hedged item. The change in fair value of the hedged item that is attributable to the hedged risk is recorded as part of the carrying value of the hedged item, and it is also recognized in the same line item of the Consolidated Statement of Income as the hedge item.

For fair value hedges of items carried at amortized cost, adjustments to the carrying value are amortized to the Consolidated Statement of Income over the remaining life of the hedge item until maturity. Amortization is based on a recalculated effective interest rate at the beginning of the amortization period, which begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. The adjustment shall be amortized fully by maturity of the financial instrument or, in the case of a portfolio hedge of interest rate risk, by expiry of the relevant repricing period.

If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the Consolidated Statement of Income.
When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in net income.
Cash flow hedges
Cash flows hedges are used mainly to manage the exposure to variability related to the cash flow attributable to a specific risk associated with an asset or liability recognized on the Consolidated Statement of Financial Position or to a highly probable forecast transaction.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the Consolidated Statement of Income as interest and valuation on financial instruments.

If the hedging instrument expires or is sold, terminated or exercised, without replacement or rollover into another hedging instrument, or if the hedging designation no longer meets the criteria provided for the hedge effectiveness requirements after any subsequent rebalancing adjustment, any accumulated gain or loss previously recognized in OCI remains in OCI, until the planned operation or the firm commitment affects the result.
When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.
Hedges of a net investment in a foreign operation
In accordance with the application of IFRS 9 and IFRIC 16 – Hedges of a Net Investment in a Foreign Operation, Cibest Corporate Group has elected to hedge the foreign exchange risk arising from the translation of activities conducted in a country or currency other than that of the reporting entity.

The accounting for these hedges requires that the effective portion of foreign exchange gains or losses arising from instruments designated as hedging instruments be recognized in the same line item of the statement of profit or loss or other comprehensive income (OCI). This accounting treatment is consistent with the requirements of IAS 21 – The Effects of Changes in Foreign Exchange Rates, and aligns with the disclosure provided in Section 1. Functional currency, translation of balances and foreign currency transactions.

Upon the disposal of a foreign operation, or upon the settlement of an instrument that forms part of the net investment, the foreign exchange differences previously accumulated in OCI are reclassified to profit or loss for the period as part of the gain or loss on such disposal. For additional information related to the accounting for hedges of net investments in foreign operations, refer to Note 5.3 – Hedge accounting.

5.      Investments in associates and joint arrangements
5.1.   Investments in associates and joint ventures
An associate is an entity over which Cibest Corporate Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control to make those policies decisions.
A joint venture is an entity that Cibest Corporate Group controls jointly with other participants, where the parties maintain a contractual agreement that establishes joint control over the relevant activities of the entity (which only exists when decisions about those activities require unanimous consent of the parties sharing control) and the parties have rights to the net assets of the joint arrangement.
Cibest Corporate Group's investments in associates and joint ventures are initially recorded at cost and their results, assets and liabilities are subsequently included in the Consolidated Financial Statements using the equity method, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.
When an investment in an associate or joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust or similar entities, and such investment is measured at fair value through profit or loss in that entity, Cibest Corporate Group may elect to measure investments in those associates and joint ventures at fair value through profit or loss in the Consolidated Financial Statements. This election is applied on an investment-by-investment basis.
At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding Cibest Corporate Group's share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and is included in the carrying amount of the investment and it is not amortized. Any excess of Cibest Corporate Group's share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of Cibest Corporate Group's share of the associate or joint venture’s profit or loss in the period in which the investment is acquired. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets. Impairment losses are recognized in accordance with the policy for impairment of assets, cash-generating units and goodwill (see section 12. Impairment of assets, cash-generating units and goodwill, of this note).
If Cibest Corporate Group's share of losses of an associate or joint venture exceeds Cibest Corporate Group's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of Cibest Corporate Group's net investment in the associate or joint venture), Cibest Corporate Group discontinues recognition its share of further losses. Additional, losses are recognized only to the extent that Cibest Corporate Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with Cibest Corporate Group. The portion that corresponds to Cibest Corporate Group for changes in the investee´s other comprehensive income items is recognized in the Consolidated Statement of Comprehensive Income as “Unrealized gain/loss on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the Consolidated Statement of Income as “Dividends and net income on equity investments”, in accordance with Cibest Corporate Group's participation. Gains and losses resulting from transactions between Cibest Corporate Group and its associate or joint venture are recognized in Cibest Corporate Group's Consolidated Financial Statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost. When the significant influence on the associate or the joint venture is lost, Cibest Corporate Group measures and recognizes any residual investment that remains at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a partial interest in the associate or joint venture, is recognized in the Consolidated Statement of Income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.
The unrealized gain or loss of an associate or joint venture is presented in the Consolidated Statement of Comprehensive Income, net of tax. Changes in the investment´s participation that arise from changes in other comprehensive income of an associate or joint venture are recognized directly in the investor’s Statement of Comprehensive Income.
The dividends received from the associate or joint venture reduce the investment carrying value.
For further information, please see Note 8. Investments in associates and joint ventures.
5.2.  Joint operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.
Cibest Corporate Group recognizes and measures assets, liabilities, revenues, and expenses in relation to its interest in joint operations in accordance with the applicable IFRS for the particular assets, liabilities, revenues and expenses.
When Cibest Corporate Group acquires an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, or when an existing business is contributed to the joint operation on its formation by one of the parties that participate in the joint operation, Cibest Corporate Group will apply all of the principles of IFRS 3. In this case, Cibest Corporate Group recognizes goodwill in the event that consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.
When Cibest Corporate Group transacts with a joint operation in which the Parent Company or its subsidiaries is a joint operator (such as a sale or contribution of assets), Cibest Corporate Group is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in Cibest Corporate Group's Consolidated Financial Statements only to the extent of other parties’ interests in the joint operation.
6.     Leases
6.1.  Cibest Corporate Group as lessee
Cibest Corporate Group assesses whether a contract is or contains a lease at the inception of the contract and recognizes a right-of-use asset representing its right to use the leased asset and a lease liability representing its obligation to make lease payments. Cibest Corporate Group elected to apply the recognition exemptions for short-term leases (leases of 12 months or less and without a purchase option) and leases where the underlying asset is of low value. Lease payments related to these exemptions will be recognized as an expense in profit or loss on a straight-line basis over the term of the lease.
Both the right-of-use asset and the lease liability are measured at the present value of the lease payments that have not been paid at that date. Lease payments are discounted using the lessee’s incremental borrowing rate. In addition, the right-of-use asset includes: 1) the amount of the initial measurement of the lease liability, 2) lease payments or costs incurred by the lessee made before or after the commencement date, less lease incentives received, and 3) an estimate of the costs to be incurred to dismantle the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the lease.
Subsequently, Cibest Corporate Group measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. Cibest Corporate Group measures the lease liability by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect the lease payments made, and remeasuring the carrying amount to reflect any new expectation or lease modifications. Each lease payment has been allocated between the liability and interest expenses. The accrued interest on the lease liability for each period over the lease term will be the amount that produces a constant periodic rate of interest (incremental borrowing rate) on the remaining balance of the liability.
6.2.  Cibest Corporate Group as lessor
The lease agreements entered into by Cibest Corporate Group are classified at the initial recognition as financial or operating leases.
A lease is classified as a finance lease when substantially all the risks and rewards incidental to ownership of the asset are transferred to the lessee and are recognized at a value equal to the net investment in the lease, corresponding to the sum of the minimum lease payments receivable and any unguaranteed residual value, discounted at the interest rate implicit in the lease. Otherwise, it is classified as an operating lease, recognizing and measuring the assets under the principles of property and equipment or investment property, in which case income and depreciation of property and equipment are recognized on a straight-line basis over the life of the asset. Contingent lease payments are recognized as revenue in the period in which they are received.
If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.
Cibest Corporate Group uses the following indicia of transfer of risk and rewards incidental to ownership to the asset; if one of them is met, lease is classified as a finance lease:
•The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset, upon termination of the lease.
•The term of the lease covers most of the economic life of the asset, even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e., when the minimum lease term represents 75% or more of the economic life of the leased asset.
•At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
•The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.
7.     Premises and equipment and depreciation
Premises and equipment include tangible items that are held for use, for rental to others, or for administrative purposes and are expected to be used for more than one period.

Items of premises and equipment are expressed at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method, in order to derecognize the depreciable amount of premises and equipment over the estimated useful lives of the assets. The depreciable amount is the cost of an asset less its residual value.
The estimated useful lives for each asset group are:

Asset group	Useful life range
Buildings	10 to 75 years
Furniture and fixtures	3 to 20 years
Computer equipment	3 to 20 years
Equipment and machinery	2 to 40 years
Vehicles	3 to 10 years
The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. When there is a significant change, the depreciation and the charge to the Consolidated Statement of Income are adjusted based on the new estimation.
Cibest Corporate Group assesses at the end of each year whether there is any indication of external or internal reduction in the asset’s recoverable value. If there is any indication of impairment, Cibest Corporate Group estimates the recoverable amount of the assets and then recognizes the impairment loss in the Consolidated Statement of Income. For further information, see section 12. Impairment of nonfinancial assets, cash-generating units and goodwill in this note.
Maintenance expenses of the premises and equipment are recognized as an expense in the period in which they are incurred and are registered in the Consolidated Statement of Income as “Other administrative and general expenses”.
Gains and losses in sales of premises and equipment are registered in the Consolidated Statement of Income as “Other operating income”.
8.     Investment properties
The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the Consolidated Statement of Income as “Other administrative and general expenses”.
After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the Consolidated Statement of Financial Position date and are valued by Management with the support of external experts using valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement cost. The gains and losses that arise from changes in the fair values of investment properties are included in the Consolidated Statement of Income as “Other operating income”.
Transfers of an asset to or from the investment properties are only made when there is a change in its use. For a transfer from an investment property to premises and equipment, the cost taken into account for its subsequent accounting is the fair value at the time of the change in use. If a premise and equipment becomes an investment property, it will be accounted for at its fair value.
9.     Intangible assets
Intangible assets are identifiable, non-monetary assets without physical appearance, separately acquired or internally generated by Cibest Corporate Group that are measured initially at cost and subsequently at cost less any accumulated amortization and any accumulated impairment loss. Intangible assets acquired in business combinations are recognized at fair value at the date of acquisition.

Intangible assets with finite useful lives (ranging from 1 to 10 years) are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are recognized when the amortization period or method has changed, as appropriate, and they are treated as changes in the accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the Consolidated Statement of Income.
Cibest Corporate Group's intangible assets comprise mainly intangibles of finite useful life, such as licenses, software and computer applications, customer relationships and trademarks (See Note 12. Goodwill and intangible assets, net). Intangibles of indefinite useful life include Goodwill.
When intangible assets with finite useful life are written-off, the expected future economic benefits period is reduced to increase the amount of amortization, resulting in the derecognition of the intangible asset in a shorter period than initially estimated.
Intangible assets with indefinite useful lives are not subject to amortization but are periodically tested to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being supportable. In the event that the assessment was not valid, the change from indefinite useful life to finite useful life is recognized prospectively. Intangible assets with an indefinite useful life correspond to goodwill.
9.1. Internally generated intangible assets
The costs of internally generated intangible assets are recognized as intangible assets if they have been incurred in the development stage and meet the recognition criteria; if so, such assets are presented in the Consolidated Statement of Financial Position at cost less accumulated amortization and accumulated impairment losses (see section 12. Impairment of nonfinancial assets, cash-generating units and goodwill in this note). Other expenditures are recorded as expenses in the Consolidated Statement of Income.
Amortization of the asset begins when development is complete and the asset is available for use. Intangible assets are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment.
10.  Inventories
Cibest Corporate Group recognizes as inventory the assets or returned property from finance or operating lease and real estate acquired or held in construction for sale in the ordinary course of business.

Assets or returned property from finance or operating lease

Inventories of assets or returned property are those assets arising from an early termination of a finance or operating lease or those on which the lease has been terminated, and they are expected to be sold in the normal course of business, which are controlled by Cibest Corporate Group and are expected to obtain future economic benefit.
The inventory of returned property is recognized as an asset from the date on which Cibest Corporate Group assumes the risks and benefits thereof. Assets arising from operating leases are initially measured at cost, which is the carrying amount less accumulated depreciation and impairment, if any. Assets returned property financial leasing operations are recognized at the lower of their book value plus sanitation costs and its net realizable value. When the book value is greater than the net realizable value, an adjustment is recognized under the caption "Provision for impairment of loan portfolio and financial leasing operations, net" in the Consolidated Income Statement.
Real estate acquired or in construction for sale

Real estate acquired or in construction for sale in the ordinary course of Cibest Corporate Group’s business mainly include:

•Real estate units in construction: refers to investments made in real estate construction projects (residential, commercial, etc.) that are in the development phase.
•Real estate units in inventory: corresponds to real estate units available for sale.

The cost of real estate acquired or in construction for sale includes all expenses incurred in their acquisition and transformation, as well as other expenses necessary to complete them. Once the construction phase is completed, any subsequent costs will be recognized as an expense in the income statement for the period.

Inventories are measured at the lower of cost and net realizable value. Net realizable value ("NRV") is the estimated selling price in the normal course of business, less the estimated costs necessary to make the sale. The cost of inventories is assigned by using specific identification of their individual costs.
Cibest Corporate Group revises the NRV of its inventories at least annually, or when market conditions so require; the adjustment of the decrease in value is recognized directly in income. Adjustments to the NRV are recognized under the caption "Amortization, depreciation and impairment" in the Consolidated Statement of Income, up to the value initially recognized.
11.  Assets held for sale and discontinued operations
Cibest Corporate Group classifies non-current assets or disposal groups held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets are measured at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification. Additionally, if any indications of impairment exist, impairment losses are recognized for the difference between the carrying and the fair value less costs to sell as “depreciation, amortization and impairment” in the Consolidated Statement of Income. Gains and losses in the sale of assets held for sale are recognized in the Consolidated Statement of Income as “Other operating income” or “Other administrative and general expenses”.
The held for sale condition is met if the assets or groups of assets are available, in their current condition, for immediate sale or the sale transaction is highly probable and is expected to be completed within the year following the date of classification. In Cibest Corporate Group, the assets held under this classification correspond to foreclosed assets and the subsidiary Banistmo. If the sale of the asset does not take place within the planned period, the assets are reclassified to "Other assets, net" in the Consolidated Statement of Financial Position.
A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale, and represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of a discontinued operation are presented separately from those of continuing operations in the Consolidated Statement of Income on a comparative basis.
The comparative information in the statement of profit or loss is restated to reflect the classification of discontinued operations for all periods presented, whereas the Statement of Financial Position is not restated for prior periods; instead, the related assets and liabilities are presented separately from the date they are classified as held for sale.
12.  Impairment of nonfinancial assets and cash-generating units and goodwill
Cibest Corporate Group evaluates at the end of each period whether there is any indication that on a stand-alone basis nonfinancial assets and cash-generating units are impaired. If some indication of impairment does exist, Cibest Corporate Group estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired.
The recoverable amount of nonfinancial assets or cash-generating units is defined as the higher of fair value less costs of disposal and value in use. Fair value is determined by Management with reference to market value (if available), through pricing models, or with the assistance of a valuation specialist. Meanwhile, value in use requires Management to develop significant assumptions and estimates to forecast cash flow for periods that extend beyond the normal requirements of management reports, assessing the appropriate discount rate and growth rate.

If an asset does not generate cash flows that are independent from the rest of the assets or group of assets, the recoverable amount is determined by the cash-generating unit to which the asset belongs.
The amount of impairment losses recognized in net income during the period is included in the Consolidated Statement of Income as “depreciation, amortization and impairment”. Except for impairment loss recognized for goodwill, impairment losses are subject to reversal, the increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
13.  Other assets
Cibest Corporate Group presents as other assets, among other things, (a) the expenses paid in advance incurred in the development of its business, in order to receive future services, which are amortized during the period in which services are received or the costs or expenses are recorded and (b) foreclosed assets that do not comply with the requirements to be recognized as assets held for sale and where there are no plans to use them in the supply of services or for administrative purposes.
Foreclosed assets are initially recognized at the lower of net amount of the charged-off financial assets to which the foreclosed assets relate and net realizable value of the foreclosed asset (the net realizable value will be the estimated selling price of the asset or its awarding value, less the estimated costs necessary to carry out its sale), pending obtaining a plan for its commercialization. If net amount of the charged-off financial assets is greater than net realizable value of the foreclosed asset, an adjustment for impairment of credit risk of the financial asset is recorded in the results for the period.
There is evidence of impairment when these group of assets remain in the Consolidated Statement of Financial Position for a period of time exceeding one year from the reception date, without buyer having been found, despite Cibest Corporate Group's ongoing efforts to sell them (even adjusting the selling price).
Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of events that arise that are beyond the control of Cibest Corporate Group and that make remote the realization of these assets, they are identified as "non-tradable”, and a complete impairment is carried out.
14.  Derecognition of nonfinancial assets
Cibest Corporate Group nonfinancial assets are derecognized either on disposal or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the value obtained on disposal and the carrying amount is recognized in the Consolidated Statement of Income.
15.   Employee benefits
15.1. Short term benefits
Cibest Corporate Group grants to its employees short-term benefits such as bonuses based on added value to clients and Cibest Corporate Group's results, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate. For further information, see Note 19. Employee benefit plans.
15.2. Other long-term employee benefits
Cibest Corporate Group grants to its employees seniority bonuses as long-term employee benefits whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. The cost of long-term employee benefits is allocated across the period from the time the employee was hired by Cibest Corporate Group and the expected date of obtaining the benefit. These benefits are projected up to the date of payment and are discounted through the projected unit credit method.
15.3. Pensions and other post-employment benefits
–Defined contribution plans
Cibest Corporate Group makes monthly contributions to pension funds, due to legal requirements and it has no legal obligation to pay further contributions.
Cibest Corporate Group recognizes contributions in the Consolidated Statement of Income once the contribution is accrued. Any contributions unpaid at the Consolidated Statement of Financial Position date are included as a liability.
–Defined benefit plans
These are post-employment benefit plans in which Cibest Corporate Group has the legal or constructive obligation to take responsibility for the payments of benefits that have been agreed, for example, severance pay, pension recognition bonuses, and pensions for retirees who fall under Cibest Corporate Group’s responsibility, as well as any other defined benefit plans agreed upon with former employees. Cibest Corporate Group makes an actuarial valuation based on the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country (interest rate of treasury bonds [“TES”], representative of the nation's public debt), related to the characteristics and the benefit flows weighted average, to discount such obligation.

16.  Provisions, contingent liabilities and contingent assets
Provisions
Provisions are recognized when Cibest Corporate Group has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the obligation's value can be made.
The corresponding expense for any provision is presented in the Consolidated Statement of Income, net of all expected reimbursement. The increase in the provision due to the time value of money is recognized as a financial expense.
The amounts recognized in the Consolidated Statement of Financial Position, correspond mainly to:
I.            Judicial proceedings
Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suit, civil actions within criminal prosecutions and executive proceedings against Cibest Corporate Group.

II.            Onerous contracts
For Cibest Corporate Group, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceeds the economic benefits expected to be received under it.
III.            Loan commitments
In order to meet the needs of its customers, Cibest Corporate Group issues loan commitments, letters of credit and bank guarantees. Loan commitments are those approved irrevocable loans, in which, despite having acquired a commitment to grant them, due to the contract or agreement or for any other reason they are still pending disbursement.
IV.            Financial guarantees
Cibest Corporate Group issues bank guarantees on behalf of its customers. A bank guarantee represents an irrevocable commitment pursuant to which Cibest Corporate Group will cover, up to the maximum amount guaranteed, a breach of the client's contractual obligations to third parties for a certain period of time. These are commitments issued by Cibest Corporate Group to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, hydrocarbons sector, private sector and public procurement contracts. Cibest Corporate Group expects most of those guarantees provided to expire before they are used.
The events or circumstances that would require Cibest Corporate Group to perform under a guarantee are determined by the type of guarantee, as outlined below:
Guarantees for the energy sector
Cibest Corporate Group is responsible before the guarantee’s beneficiary in the following situations:
•Lack of energy supply due to low availability from the generating company (the guaranteed entity).
•Noncompliance with the contract signed by the guaranteed entity.
•Noncompliance with the payment for energy supply.
•Noncompliance with the construction and operating of power plants.
•Noncompliance with the construction and operating of transmission lines.
Guarantees for the hydrocarbons sector
Cibest Corporate Group is responsible before the guarantee’s beneficiary in the following situations:
•Noncompliance with the contractual obligations in the Minimum Exploration Program.
•Noncompliance with the contractual obligations in the Additional Exploratory Program.
•Noncompliance with the contractual obligations in the Post Exploratory Program.
•Noncompliance with the Technical Evaluation obligations.
Guarantees for public procurement
Cibest Corporate Group must pay a state entity up to the amount guaranteed for the breach by the contractor of the contractual or legal obligations agreed.
Commitment issued by Cibest Corporate Group to guarantee the performance of a customer from the private sector
Cibest Corporate Group must pay the third party if there is any breach of what has been agreed upon or due to the economic insolvency of the client.

Contingent liabilities
Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of Cibest Corporate Group, or present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability, are not recognized in the Consolidated Statement of Financial Position, but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.
Contingent assets
Possible assets that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of Cibest Corporate Group, are not recognized in the Consolidated Statement of Financial Position; instead, these are disclosed as contingent assets where an inflow of economic benefits is probable. When the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate.
17.  Revenue recognition
Cibest Corporate Group recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled. For performance obligations where none of the conditions for revenue recognition over time are met, Cibest Corporate Group satisfies the performance obligation at a point in time, at which the customer obtains control of the promised services.
Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when Cibest Corporate Group is an agent. Cibest Corporate Group recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts and after eliminating inter-group sales. Cibest Corporate Group evaluates its revenue categories based on specific criteria to determine whether it acts as principal or agent. Revenue is recognized to the extent that it is probable that economic benefits will flow to Cibest Corporate Group and it is possible to reliably measure the related revenues and costs.
When Cibest Corporate Group fulfills a performance obligation through the delivery of promised goods or services to customer, it creates a contractual asset for the consideration amount obtained with the performance. Cibest Corporate Group recognizes the contractual assets as current assets, as they are expected to be realized within the normal operating cycle.
The costs of contracts eligible for capitalization as incremental costs when obtaining a contract are recognized as a contractual asset. Contractual costs are capitalized when incurred if Cibest Corporate Group expects to recover those costs. Contractual costs constitute non-current assets to the extent that Cibest Corporate Group expects to receive the economic benefits of those assets in a period greater than twelve months. The contractual costs are amortized systematically and consistently with the transfer of the services to the customer once the corresponding revenue has been recognized. The capitalized contractual costs are impaired if the customer withdraws or if the carrying amount of the asset exceeds the projection of the discounted cash flows that are related to the contract.
Interest income comprises income of financial assets at amortized cost or at fair value through other comprehensive income. Interest income is recognized using the effective interest rate method, the computation takes into account all the contractual conditions of the financial instrument (for example, prepayment options) and includes incremental fees and commissions (for example, certain loan commitment fees) or expenses that are directly attributed to the instrument and are an integral part of the effective interest rate, without taking account future credit losses.

Valuation income relates to debt securities at fair value, where gains and losses arising from changes in fair value are included in the Consolidated Statement of Income as “Interest and valuation on financial instruments”.
Fees and services commissions are recognized as the right to consideration is obtained through the exchange of goods or services that the entity has transferred to a customer. Therefore, Cibest Corporate Group recognizes some fees as revenue over time, such as income from commissions and asset management, custody and other administration and advisory commissions. While other fees are recognized as revenue at a point in time of completion of the underlying transaction, like commissions arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses. In addition, Cibest Corporate Group maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using Cibest Corporate Group's credit cards and the fulfillment of certain conditions established in such program. The redemption of points for prizes is carried out by a third party. Therefore, the expenses of Cibest Corporate Group's commitments with its clients arising from this program are recognized as a lower value of the fees and commission income, considering the total number of points that can be redeemed over the accumulated prizes and the probability of redemptions.
Dividend revenue of investments that are not associates or joint ventures are recognized when the right to payment of Cibest Corporate Group is established, which is generally when the shareholders declare the dividend. These are included in the Consolidated Statement of Income as “Dividends and net income on equity investments”.
18.   Income tax
Income tax includes current tax and deferred tax. The current tax is the income tax payable with respect to the profit for the fiscal year, which arises in profit or other comprehensive income. A provision is made for current tax considering the tax bases and tax rates enacted in each of the jurisdictions where Cibest Corporate Group is located, at the date of preparation of the Consolidated Financial Statements.
Cibest Corporate Group recognizes, when appropriate, deferred tax assets and liabilities by estimating the future tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities are measured based on the tax rate that, in accordance with the valid tax laws in each country where Cibest Corporate Group has operations, must be applied in the year in which the deferred tax assets and liabilities are expected to be realized or settled. The future effects of changes in tax laws or tax rates are recognized in the deferred taxes as from the date of publication of the law providing for such changes.
Tax bases for deferred tax must be calculated by factoring in the definition of IAS 12 Income tax and the value of the assets and liabilities that will be realized or settled in the future according to the valid tax laws of each of the countries where Cibest Corporate Group has operations.
Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized, except when Cibest Corporate Group is able to control the period in which the deductible temporary difference is reverted, and it is likely that the temporary difference will not be reverted in the foreseeable future.
Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that Cibest Corporate Group will have sufficient taxable income in the future that allows it to be recovered based on the stand-alone entity expected cash flow forecast for the next three years.
Tax credit from fiscal losses and surplus amounts from the presumptive income on the net income are recognized as a deferred asset, provided that it is likely that Cibest Corporate Group will generate future net income to allow their offset.
The deferred tax is recorded as debit or credit according to the result of each of the companies that form Cibest Corporate Group, and for the purpose of disclosure on the Consolidated Statement of Financial Position it is disclosed as net.

The deferred income tax expense is recognized in the Consolidated Statement of Income under the heading “Income tax”, except when referring to amounts directly recognized in OCI (Other Comprehensive Income).
Regulatory changes in tax laws and in tax rates are recognized in the Consolidated Statement of Income under the heading “Income Tax” in the period when such rule becomes enforceable. Interest and fines are recognized in the Consolidated Statement of Income under the other administrative and general expenses or in the caption "Income tax" of the Consolidated Income Statement, when applicable.
Cibest Corporate Group periodically assesses the tax positions adopted in tax returns, and, according to the results of the tax audits conducted by the tax authorities, determines possible tax outcomes provided it has a present obligation and it is more likely than not that Cibest Corporate Group will have to dispose of the economic resources to cancel the obligation, and Cibest Corporate Group can make an accurate estimate of the amount of the obligation.
For more information on the income tax impacts arising from the tax measures in Colombia under Decree 1474 of 2025, “By which tax measures are adopted to cover the expenses of the General Budget of the Nation necessary to address the State of Emergency declared by Decree 1390 of 2025”, see Note 13. Income Tax.

Transfer pricing policy
Cibest Corporate Group has as a general policy that each of its companies be responsible for their income, costs and expenses independently. The policy takes into account the regulation for the Parent Company provided for in the Organic Statute of the Financial System (article 119, numeral 4) which in relation to the autonomy of the subsidiaries states that: the activity of the subsidiaries of entities subject to the control and supervision of the SFC must be carried out in conditions of independence and administrative autonomy, so that they have sufficient decision-making capacity to carry out the operations that constitute their object.
Cibest Corporate Group recognizes arm’s length operations with foreign economic links. These operations are documented and reported to the tax Administration according to the last evaluation date corresponding to the previous year.
E.   Use of estimates and judgments
The preparation of Consolidated Financial Statements requires Cibest Corporate Group's Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgments or changes in assumptions are disclosed in the notes to the Consolidated Financial Statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.
The significant accounting estimates that Cibest Corporate Group uses in preparing its Consolidated Financial Statements are detailed below:
1.     Credit risk impairment
As described in section D. Material Accounting Policies, paragraph 4.1.2. Impairment of financial assets at amortized cost or at fair value through other comprehensive income ‘FVOCI’, expected credit losses are calculated using individual and collective models and based on assumptions and judgments that incorporate historical credit data, the borrower’s current situation, and reasonable and supportable forecasts of future economic conditions.

Collective models incorporate parameters such as 12-month probability of default, lifetime probability of default, loss given default and exposure at default:

•Exposure at default: defined as the outstanding balance of principal, interest, and receivables. For revolving products with undrawn limits that can be fully utilized, this parameter includes an estimate of potential utilization after the borrower’s default, in accordance with the loan agreements.
•Probability of default (“PD”): the likelihood that the debtor will fail to meet principal and/or interest obligations over a 12 month horizon or over the life of the credit. PD is linked to the rating or score assigned to each borrower or exposure.
•Loss given default (“LGD”): defined as the economic loss the entity would incur in the event of default. It depends primarily on the borrower’s characteristics and the valuation of collateral associated with the exposure.

The main risk factors incorporated into collective expected credit loss methodologies include the definition of significant increase in credit risk, the definition of default, the fair value of collateral, and a forward looking approach through the inclusion of projections of key macroeconomic variables (such as unemployment rates, GDP growth, interest rate levels, inflation, among others). Additionally, other variables that may influence customers' payment expectations are considered.

The forward-looking approach incorporates assumptions about future macroeconomic conditions under plausible scenarios. This is one of the most significant judgments involved in estimating Cibest Corporate Group’s expected credit loss allowance and relates to the macroeconomic projections applied over a reasonable and supportable forecast period.

Cibest Corporate Group analyzes significant exposures in Stage 3 through an individual assessment, which incorporates assumptions regarding the client’s financial condition and expected future cash flows. These may be affected by factors such as potential regulatory changes impacting the client’s business, variations in commercial and operational dynamics, the client’s ability to successfully negotiate during financial distress and generate sufficient cash flows to meet debt obligations, fluctuations in collateral value, scenario weightings, and any other internal or external factor that may influence financial condition. For further information, see Note 6. Loans and advances to customers, net, and Risk management.

The Risk Management Division has three committees responsible for overseeing Management’s decisions regarding expected credit losses (ECL), including the operation of mathematical, econometric, and financial models that require relevant assumptions based on historical data and subsequently validated by the following expert panels:

•ECL Technical Committee: evaluates and periodically approves the performance of the models and methodologies used to estimate expected credit losses, as well as the underlying assumptions, through rigorous validation procedures designed to ensure reasonable coverage of realised losses. This process helps identify when assumptions or models must be adjusted to improve accuracy. It also evaluates and approves the use of post model adjustments (PMAs) in their formation, monitoring and release stages.
•Economic Forecasting Committee: discusses, evaluates, and periodically approves macroeconomic projections for Colombia and subsidiaries, covering variables such as GDP, inflation, monetary policy rate, exchange rate, exports, imports, current account balance, and fiscal balance. It also approves the weighting of base and alternative scenarios, considering factors that may affect the macroeconomic outlook. Members include the Director of Economic Research, the Macroeconomic Manager, the Analytics Manager, macroeconomic research analysts, and subsidiary economists. Accordingly, the projection of economic conditions and the assignment of probability weightings to those scenarios have a significant impact on lifetime probability‑of‑default models. These scenarios are defined and supported by the Economic Research Division.
•NPV Committee: responsible for approving, validating, and challenging assumptions and methodologies used to estimate allowances under recovery models (Going Concern, Gone Concern, Mixed, and 100% Provision) for significant Stage 3 clients whose provision must be estimated using individual NPV analysis. The Committee meets periodically and consists of a team with extensive expertise in risk, finance, law, and corporate management.

Furthermore, internal controls and governance mechanisms have been implemented over data quality, modelling, and approval processes to strengthen the reliability and accuracy of the estimates.

Post‑Model Adjustments due to economic uncertainty:

Adjustments for macroeconomic uncertainty are recorded in two ways. First, through the ECL models to capture additional deterioration within macroeconomic expectations not fully reflected in the models, mainly related to inflation and interest rate impacts. Second, through a post‑model adjustment applied to significant Stage 3 exposures based on sector‑specific risk identification.

Segment	Total impairment allowance	Economic uncertainty adjustments – ECL models	Economic uncertainty adjustments – significant clients	Economic uncertainty adjustments – Total	Proportion of adjustments to total impairment allowance
Commercial	6,872,442	119,109	35,987	155,095	2.30%
Consumer and Small Business Loan	5,414,308	150,775	-	150,775	2.80%
Mortgage	967,196	9,850	-	9,850	1.00%
Total	13,253,946	279,734	35,987	315,720	2.40%

2.     Impairment testing of cash generating units (“CGU”), including goodwill
Cibest Corporate Group tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which operating segments of Cibest Corporate Group will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead Cibest Corporate Group to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 12. Goodwill and intangible assets, net, for further information related to carrying amount, valuation methodologies, key assumptions, sensitivities and the allocation of goodwill.
3.     Recognition of digital assets
Currently, there is no specific definitive guidance in IFRS or alternative accounting frameworks to account for the recognition of digital assets held by Cibest Corporate Group, as well as the custody of digital assets held for customers, so management has exercised significant judgment in determining the appropriate accounting treatment.
Cibest Corporate Group has considered that it acts in the quality of a commodity trader, as defined in IAS 2, Inventories, by characterizing certain of its holdings as inventories, or more specifically, digital assets. The business model for digital assets will be to sell them in the near future and generate a profit from fluctuations in price or dealer margin. So, inventories held by commodity broker-dealers are measured at fair value less costs to sale. When such inventories are measured on that basis, changes in value are recognized in profit or loss in the period.
In the event that the IASB issues final guidance, Cibest Corporate Group may be required to modify its accounting policies, which could have a significant effect on Cibest Corporate Group's Consolidated Financial Statements.

4.      Deferred tax
Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the tax rules applicable in each country where Cibest Corporate Group has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items involves difficult judgments including estimates of future gains, offsets or tax deductions. Accordingly, the determination of the deferred tax is considered a critical accounting policy.
For more information relating to the nature of deferred tax assets and liabilities recognized by Cibest Corporate Group, please see Note 13. Income tax.
5.     Provisions and contingent liabilities
Cibest Corporate Group is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings, tax and other claims arising from the conduct of Cibest Corporate Group's business activities. These contingencies are evaluated based on Management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingences are provisioned and recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the Consolidated Statement of Financial Position date and the amounts may be reasonably estimated. Cibest Corporate Group engages internal and external experts in assessing probability and in estimating timing, nature and amount of outflows that may result from past events.
Provisions are determined by Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, which estimate is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, which for Colombia is the interest rate on treasury bonds “TES”.
Throughout the life of a contingency, Cibest Corporate Group may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.
Cibest Corporate Group considers the estimates used to determine the provisions for contingent liabilities critical estimates because the probability of their occurrence and the amounts that Cibest Corporate Group may be required to pay are based on Cibest Corporate Group judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and their carrying amounts, see Note 21. Provisions and contingent liabilities.
6.      Fair value of assets and liabilities
The fair value of Cibest Corporate Group's assets and liabilities is determined at the date of the Consolidated Statement of Financial Position. Cibest Corporate Group's fair value measurement process considers the characteristics of the asset or liability in the same way that market participants would take them into account when pricing the asset or liability at the measurement date; the estimate takes into account inputs from valuation techniques used to measure fair value.
To increase consistency and comparability in fair value measurements and related disclosures, Cibest Corporate Group specifies different levels of inputs that may be used to measure the fair value of financial instruments, as follows:
Level 1: assets and liabilities are classified as Level 1 if there are observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis. Instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.

Level 2: assets and liabilities are classified as Level 2 if in the absence of a market price for a specific financial instrument, its fair value is estimated using models whose input data are observable for recent transactions of identical or similar instruments.
Level 3: assets and liabilities are classified as level 3 if unobservable input data were used in the measurement of fair value that are supported by little or no market activity and that are significant to the fair value of these assets or liabilities. The fair value of Level 3 financial assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques.
Transfers into or out of Level 3 are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace. All transfers between the aforementioned levels are assumed to occur at the end of the reporting period.
The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determine the price for assets or liabilities. Determination of these assumptions includes consideration of market conditions and liquidity levels. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.
When developing fair value measurements, Cibest Corporate Group maximizes the use of observable inputs and minimizes the use of unobservable inputs in measuring fair value. Additionally, Cibest Corporate Group uses third-party pricing services to obtain fair values, which are used to either record the price of an instrument or to corroborate internally developed prices. Third-party price validation procedures are performed over the reasonableness of the fair value measurements. For further details regarding carrying amount and sensitivity disclosures, please see Note 30. Fair value of assets and liabilities.
7.     Measurement of employee benefits
The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the Consolidated Financial Statements, among others, due to changes in economic and demographic assumptions and significant events. The actuarial valuation methodology of the post-employment and long-term benefit plans include typified discount rates by each benefit plan, with the objective of presenting more relevant information on the value of these plans in the Consolidated Financial Statements. For further information, see Note 19. Employee benefit plans.
8.     Transaction price determination
With respect to contracts with Cibest Corporate Group's customers, for the determination of the transaction price, Cibest Corporate Group allocates to each one of the performance obligations under the contract the price which represents the value expected to be received in respect of each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. Cibest Corporate Group has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price. For further information, see Note 25. Operating income.

9.      Leases
The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease is defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. In Cibest Corporate Group's case, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leasing contracts. Cibest Corporate Group performs analysis taking into account the currency, lease term, economic environment and class of underlying assets, as to determine the weighted average lessee’s incremental borrowing rate. For further information, see Note 11. Leases.
10.   Uncertainty over income tax treatments
In the process of determining the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could arise from those made by the entity. Due to the complexity of the tax system, the continuous modifications of the fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country, at any time the tax authority could have different criteria from Cibest Corporate Group. Therefore, a dispute or inspection by the tax authority on a specific tax treatment may affect the deferred or current tax asset or liability Cibest Corporate Group's accounting, in accordance with the requirements of IAS 12.
Management and its advisors believe that their decisions concerning the estimates and judgments made in each fiscal period are in accordance with those required by the current tax regulations, and therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 13. Income tax.
F.     Recently issued accounting pronouncements
a)    Accounting Pronouncements Applicable in 2025

Amendments to illustrative examples–Disclosures about uncertainties in the Financial Statements: on November 28, 2025, the Board issued amendments to the guidance accompanying IFRS 7, IAS 8, IAS 36, and IAS 37, including IFRS 18 Presentation and Disclosure in Financial Statements and IAS 1 Presentation of Financial Statements. These amendments add examples illustrating how to disclose the impacts of uncertainties within climate‑related scenarios; however, the principles and requirements are also applicable to the disclosure of other uncertainties.

Materials accompanying IFRS Accounting Standards, including illustrative examples, are not an integral part of those standards and, therefore, do not have an effective date or transition requirements.

This amendment has been evaluated by Cibest Corporate Group without identifying any impact on the financial statements or disclosures, as the new requirements align with those already applied and reported by Cibest Corporate Group.

b) Recently issued accounting pronouncements applicable in future periods

NIIF 18 Presentation and Disclosure in Financial Statements: In April 2024, the Board issued IFRS 18 to replace IAS 1 Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements to improve the way companies report their financial performance and give investors a better basis for analyzing and comparing companies:

–Improved comparability in the statement of income: IFRS 18 introduces three defined categories for income and expenses (operating, investing and financing) to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit.

–Enhanced transparency of management-defined performance measures: the new standard requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures.
–More useful grouping of information in the financial statements: IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. In addition, the new standard requires companies to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The IASB proposes that this new standard become effective for annual periods beginning on or after January 1, 2027, with early application permitted. As of today, this standard has not yet been incorporated into the accounting technical framework accepted in Colombia.

Management is assessing the impact that these amendments will have on Cibest Corporate Group's Consolidated Financial Statements and disclosures.

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available and that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance; the CODM comprises the Cibest Corporate Group’s President (CEO) and Financial Vice President (CFO). Segment information has been prepared following the Cibest Corporate Group’s accounting policies and is presented consistently with the internal reports provided to the CODM.

The chief operating decision maker (CODM) uses a variety of information and key financial data on a segment basis to assess the performance and make decisions regarding the investment and allocation of resources, such as:

•Net interest margin (Net margin on financial instruments divided by average interest-earning assets).
•Return on average total assets (Net income divided by average total assets).
•Return on average stockholders’ equity.
•Efficiency ratio (Operating expenses as a percentage of interest, fees, services, and other operating income).
•Asset quality and loan coverage ratios.

The Cibest Corporate Group reports the following operating segments: Banking Colombia, Banking Panama (discontinued operation), Banking El Salvador, Banking Guatemala, International Banking, Leases, and All Other segments. Segments are identified primarily by the nature of products and services and geographical footprint, consistent with the internal reporting to the CODM.

During the current period, Cibest Corporate Group conducted a comprehensive review of the information structure used by the Chief Operating Decision Maker (CODM) for strategic decision-making and performance assessment. As a result of this analysis, adjustments were made to the presentation of the disclosed operating segments, with the purpose of ensuring that the reported information more accurately reflects the manner in which CODM manages and oversees operational activities.

To maintain the comparability of information, prior periods have been restated in accordance with the new operating segment structure, without generating impacts on the consolidated results of Cibest Corporate Group.

The Cibest Corporate Group’s operating segments are comprised as follows:

•Banking Colombia

This segment provides individual and corporate banking products and services to individuals, businesses, and national and local governments in Colombia. The Parent Company's business strategy seeks to meet customers' financial needs and is based on personalized service, a friendly and approachable attitude, and the generation of added value, ensuring quality of service and fostering business growth and national development.

The commercial strategy is based on a segmented service model by customer type Personal, Plus and Empresarial for individuals and SMEs, and Corporate and Government for larger customers. In particular, the corporate sales force specializes in companies with more than COP 100,000, covering twelve economic sectors: agriculture, commerce, supplies and materials manufacturing, consumer goods, financial services, health, education, construction, government, infrastructure, real estate and natural resources.

The segment centrally manages the loan portfolio, funding and liquidity, and the distribution of treasury products and services in the Colombian market, in line with the Cibest Corporate Group’s risk, profitability and sustainability policies.

•Banking Panama (discontinued operation)

This segment comprises the financial services provided in Panama through Banistmo S.A., its subsidiaries Banistmo Investment Corporation S.A. and Leasing Banistmo S.A., as well as the non‑operating entities Banistmo Capital Markets Group Inc., Anavi Investment Corporation S.A., Desarrollo de Oriente S.A., Steens Enterprises S.A., and Ordway Holdings S.A.
This segment also manages the own‑book loan portfolio, liquidity, and the distribution of treasury products for customers in Panama.

In 2025, the corporate reorganization of Banistmo S.A. was completed, under which 100% of its ownership interest in Valores Banistmo S.A. was spun off in favor of Cibest Panamá Assets S.A., a company 100% owned by Cibest Corporate Group.

On December 18, 2025, the Cibest Corporate Group executed a share purchase agreement for the sale of 100% of the shares of Banistmo S.A. As a result, this operation is classified as a discontinued operation under IFRS 5, and its assets, liabilities, and results are presented within the specific discontinued‑operation line items in the consolidated financial statements. As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. For further information, see Note 1. Reporting Entity, Note 2.D12. Significant accounting policies – Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

•Banking El Salvador

This segment provides comprehensive financial services in El Salvador through Banco Agrícola S.A., Banagrícola S.A., Inversiones Financieras Banco Agrícola S.A. (IFBA), Arrendadora Financiera S.A. Arfinsa, ACCELERA S.A. de C.V., Valores Banagrícola S.A. de C.V., Bagrícola Costa Rica S.A. and Gestora de Fondos de Inversión Banagrícola S.A. These entities offer banking, fiduciary, financial leasing, fund management, brokerage and credit products.

The segment also manages own‑book lending, liquidity and the distribution of treasury products and services to customers in El Salvador.

•Banking Guatemala

This segment serves the Guatemalan market through Banco Agromercantil de Guatemala S.A., Grupo Agromercantil Holding S.A., Seguros Agromercantil de Guatemala S.A., Arrendadora Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A. (in voluntary liquidation), New Alma Enterprises Ltd., and Mercom Bank Ltd. The assets and liabilities of the operations in Barbados through Mercom Bank Ltd. were transferred to other entities, leaving loan and deposit balances at zero as of January 31, 2023. As of December 31, 2025, the public registry approved the liquidation of this company, which is pending approval by the Central Bank of Barbados. See Note 1. Reporting Entity.

This segment is also responsible for managing own‑book lending, liquidity, and the distribution of treasury products and services to customers in Guatemala.

•International Banking

This segment comprises the Cibest Corporate Group’s international operations through Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional Inc., and SINESA Cayman, Inc. (formerly Bancolombia Cayman S.A., currently being wound down). These platforms provide international banking services, foreign‑currency products, cash‑management structures, offshore funding, and financing for regional and non‑resident customers.

Operations in the Cayman Islands through SINESA Cayman, Inc. (formerly Bancolombia Cayman S.A.) have been cancelled or transferred. As of December 31, 2025, the company is in dissolution and liquidation.

•Leases

The Leases segment consolidates the operating leasing, finance leasing and real‑estate asset management activities of the Cibest Corporate Group, primarily through Renting Colombia S.A.S., Valores Simesa S.A., FCP Fondo Inmobiliario Colombia, and a broad structure of autonomous trusts and real estate trusts (patrimonios autónomos y fideicomisos), including: P.A. FAI Calle 77, P.A. Nomad Salitre, P.A. Nomad Central‑2, P.A. Calle 84 (2), P.A. Calle 84 (3), P.A. Nomad Distrito Vera, P.A. Nexo, P.A. Mercurio, P.A. CEDIS Sodimac, P.A. Inmuebles CEM, P.A. Calle 92 FIC‑11, P.A. FIC Edificio Corfinsura, P.A. FIC A5, P.A. FIC Inmuebles, P.A. FIC Clínica del Prado, P.A. FIC A6, P.A. Central Point, P.A. Fideicomiso Twins Bay, Fideicomiso Lote Av. San Martín, P.A. Fideicomiso Lote 30, Fideicomiso Fondo Inmobiliario Bancolombia, P.A. Florencia Ferrara, P.A. Flor Morado Plaza, P.A. Linz Graz del Río, Fideicomiso Selecto Terrazu (Towers 1 and 2), Fideicomiso Lote C6 Cartón de Colombia, Fideicomiso Mokana Recursos and Fideicomiso River Park.
The segment manages the leasing portfolio, income‑producing real‑estate assets, project structuring and the associated treasury management.
•All other segments

This segment includes holding, investment, fiduciary operations, technology, innovation, capital markets and special‑purpose vehicles that do not meet the quantitative thresholds of IFRS 8 to be reported separately. It comprises: Grupo Cibest S.A., Inversiones Cibest S.A.S., Cibest Investment Management S.A.S., Valores Cibest S.A.S., Cibest Inversiones Estratégicas S.A.S., Sistemas de Inversiones y Negocios S.A. – SINESA, Banca de Inversión Bancolombia S.A. Corporación Financiera, Negocios Digitales Colombia S.A.S., Inversiones CFNS S.A.S., WOMPI S.A.S., Nequi S.A. Compañía de Financiamiento, Wenia S.A.S., Wenia Ltd., Cibest Panamá Assets S.A., P.A. Wenia, P.A. Títulos de Pagos por Ejecución, P.A. Tokenización Novus, Valores Banistmo S.A., Banistmo Panamá Fondos de Inversión S.A. (non‑operating), Valores Bancolombia S.A. Comisionista de Bolsa, Cibest Capital Holdings USA LLC, Cibest Capital Advisory Services LLC and Cibest Capital Securities LLC.

Entities in this segment carry out capital‑markets activities, brokerage services, investment advisory, technology solutions, fiduciary administration, digital innovation, investment vehicles and holding functions. They also provide strategic, operational and financial support to the Cibest Corporate Group through corporate functions, technology platforms, and the distribution of specialized products and services.

In accordance with IFRS 8, the figures reported under “All other segments” aggregate information for operating segments that individually did not meet the quantitative thresholds defined by that standard; that is, the absolute amount of their reported results represents, in absolute terms, less than 10% of the combined results of all segments, and their assets represent less than 10% of the combined assets of all operating segments of Cibest Corporate Group.

Financial performance by operating segment:

The CODM reviews the performance of the Cibest Corporate Group using the following financial information by operating segment:

	For the year ended December 31, 2025
	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(4)	All other segments	Total segments	Banking Panama (Discontinued operation)(5)
In millions of COP
Total interest and valuation on financial instruments	26,062,351	2,095,137	2,013,347	1,014,777	216,802	85,112	31,487,526	2,546,672
Interest income on loans and financial leases	24,478,980	1,807,267	1,848,807	852,849	224,652	23,447	29,236,002	2,103,723
Debt investments	1,491,219	287,163	173,103	94,069	1,180	48,016	2,094,750	353,019
Derivatives, net	51,816	-	-	(56)	(9,030)	(1,051)	41,679	3,197
Liquidity operations, net	40,336	707	(8,563)	67,915	-	14,700	115,095	86,733
Interest expenses	(9,633,252)	(437,193)	(911,786)	(660,927)	(360,799)	(57,269)	(12,061,226)	(1,241,640)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	16,429,099	1,657,944	1,101,561	353,850	(143,997)	27,843	19,426,300	1,305,032
Credit impairment charges, net	(3,396,144)	(334,805)	(442,529)	(225,658)	(30,327)	(455)	(4,429,918)	(161,369)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	13,032,955	1,323,139	659,032	128,192	(174,324)	27,388	14,996,382	1,143,663
(Expenses) Revenues from transactions by the operating segments of Cibest Corporate Group	(288,452)	1,769	(79,514)	320,216	(115,936)	161,917	-	-
Fees and commissions income(1)	6,151,871	629,985	231,580	55,665	4	859,449	7,928,554	519,246
Fees and commissions expenses	(3,140,014)	(291,977)	(96,751)	(11,627)	(3,842)	(29,399)	(3,573,610)	(261,793)
Total fees and commissions, net	3,011,857	338,008	134,829	44,038	(3,838)	830,050	4,354,944	257,453
Other operating income	1,620,506	42,082	131,316	16,492	1,545,011	216,667	3,572,074	24,905
Dividends and net income on equity investments(2)	179,656	4,590	2,115	24	329,307	177,319	693,011	8,561
Goodwill impairment	-	-	-	-	-	-	-	(5,022,822)
Total operating income / (Expenses), net	17,556,522	1,709,588	847,778	508,962	1,580,220	1,413,341	23,616,411	(3,588,240)
Operating expenses(3)	(9,457,584)	(831,994)	(654,017)	(104,892)	(1,057,200)	(735,118)	(12,840,805)	(812,202)
Depreciation, amortization and impairment	(706,370)	(96,796)	(59,578)	(2,473)	(137,602)	(13,482)	(1,016,301)	(97,737)
Total operating expenses	(10,163,954)	(928,790)	(713,595)	(107,365)	(1,194,802)	(748,600)	(13,857,106)	(909,939)
Profit / (loss) before income tax	7,392,568	780,798	134,183	401,597	385,418	664,741	9,759,305	(4,498,179)
(1)For further information about income from contracts with customers, see Note 25.3. Commissions.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
(4)In 2025, the Leases segment is presented separately as its own reportable segment. For comparative purposes, the 2024 information has been restated, as these operations were included within “All other segments” during that period.
(5)As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. The profit before income tax of Banking Panama segment (discontinued operation) differs from the net income from discontinued operations because it does not include the income tax related to that segment. For more information, see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

	For the year ended December 31, 2024
	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(4)	All other segments	Total segments	Banking Panama (Discontinued operation)(5)
In millions of COP
Total interest and valuation on financial instruments	27,543,286	1,851,126	1,939,602	1,203,837	254,200	62,265	32,854,316	2,689,904
Interest income on loans and financial leases	25,632,102	1,623,427	1,807,334	987,377	257,363	22,836	30,330,439	2,283,111
Debt investments	1,503,298	226,122	134,101	116,662	41	37,486	2,017,710	316,205
Derivatives, net	155,794	775	-	(94)	(3,204)	(2,463)	150,808	3,322
Liquidity operations, net	252,092	802	(1,833)	99,892	-	4,406	355,359	87,266
Interest expenses	(11,292,917)	(437,244)	(804,815)	(708,671)	(443,629)	(384)	(13,687,660)	(1,336,250)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	16,250,369	1,413,882	1,134,787	495,166	(189,429)	61,881	19,166,656	1,353,654
Credit impairment charges, net	(4,220,195)	(236,086)	(394,589)	(91,617)	(53,547)	433	(4,995,601)	(456,748)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	12,030,174	1,177,796	740,198	403,549	(242,976)	62,314	14,171,055	896,906
(Expenses) Revenues from transactions by the operating segments of Cibest Corporate Group	(181,303)	(19,110)	(86,604)	400,937	(136,749)	22,829	-	-
Fees and commissions income(1)	5,660,355	515,734	211,778	51,901	292	686,452	7,126,512	562,330
Fees and commissions expenses	(2,885,255)	(226,445)	(85,700)	(10,116)	(1,639)	(16,227)	(3,225,382)	(286,392)
Total fees and commissions, net	2,775,100	289,289	126,078	41,785	(1,347)	670,225	3,901,130	275,938
Other operating income	1,219,476	40,818	130,140	12,435	1,543,538	29,703	2,976,110	65,876
Dividends and net income on equity investments(2)	(121,975)	4,338	1,555	25	287,930	(78,774)	93,099	11,474
Total operating income, net	15,721,472	1,493,131	911,367	858,731	1,450,396	706,297	21,141,394	1,250,194
Operating expenses(3)	(8,497,419)	(771,079)	(645,311)	(98,572)	(1,056,501)	(592,928)	(11,661,810)	(853,981)
Depreciation, amortization and impairment	(631,282)	(93,982)	(61,471)	(8,016)	(182,106)	(12,479)	(989,336)	(128,544)
Total operating expenses	(9,128,701)	(865,061)	(706,782)	(106,588)	(1,238,607)	(605,407)	(12,651,146)	(982,525)
Profit before income tax	6,592,771	628,070	204,585	752,143	211,789	100,890	8,490,248	267,669
(1)For further information about income from contracts with customers, see Note 25.3. Commissions.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
(4)In 2025, the Leases segment is presented separately as its own reportable segment. For comparative purposes, the 2024 information has been restated, as these operations were included within “All other segments” during that period.
(5)As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. The profit before income tax of Banking Panama segment (discontinued operation) differs from the net income from discontinued operations because it does not include the income tax related to that segment. For more information, see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

	For the year ended December 31, 2023
	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(4)	All other segments	Total segments	Banking Panama (Discontinued operation)(5)
In millions of COP
Total interest and valuation on financial instruments	29,230,060	1,773,141	1,795,543	1,112,171	254,360	54,326	34,219,601	2,826,559
Interest income on loans and financial leases	28,366,678	1,524,765	1,726,821	940,091	253,677	13,521	32,825,553	2,415,234
Debt investments	937,090	236,351	60,534	85,091	683	36,544	1,356,293	301,167
Derivatives, net	(167,887)	11,187	-	(188)	-	(1,747)	(158,635)	817
Liquidity operations, net	94,179	838	8,188	87,177	-	6,008	196,390	109,341
Interest expenses	(13,202,338)	(464,851)	(731,886)	(596,039)	(434,664)	(405)	(15,430,183)	(1,238,112)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	16,027,722	1,308,290	1,063,657	516,132	(180,304)	53,921	18,789,418	1,588,447
Credit impairment charges, net	(6,480,377)	(154,938)	(499,368)	4,164	(55,660)	(4,906)	(7,191,085)	(270,501)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	9,547,345	1,153,352	564,289	520,296	(235,964)	49,015	11,598,333	1,317,946
(Expenses) Revenues from transactions by the operating segments of Cibest Corporate Group	(217,445)	(17,732)	(75,808)	416,107	(163,049)	57,927	-	-
Fees and commissions income(1)	5,252,104	479,568	223,200	47,228	-	545,853	6,547,953	532,930
Fees and commissions expenses	(2,522,916)	(188,972)	(89,405)	(11,042)	(11,082)	(14,966)	(2,838,383)	(258,897)
Total fees and commissions, net	2,729,188	290,596	133,795	36,186	(11,082)	530,887	3,709,570	274,033
Other operating income	2,049,297	51,656	130,757	16,794	1,673,939	20,269	3,942,712	36,939
Dividends and net income on equity investments(2)	17,612	10,982	1,827	37	239,405	(73,177)	196,686	13,498
Total operating income, net	14,125,997	1,488,854	754,860	989,420	1,503,249	584,921	19,447,301	1,642,416
Operating expenses(3)	(7,939,136)	(668,105)	(620,928)	(89,220)	(1,049,474)	(540,623)	(10,907,486)	(909,844)
Depreciation, amortization and impairment	(508,543)	(131,922)	(55,243)	(4,259)	(309,435)	(7,742)	(1,017,144)	(107,717)
Total operating expenses	(8,447,679)	(800,027)	(676,171)	(93,479)	(1,358,909)	(548,365)	(11,924,630)	(1,017,561)
Profit before income tax	5,678,318	688,827	78,689	895,941	144,340	36,556	7,522,671	624,855
(1)For further information about income from contracts with customers, see Note 25.3. Commissions.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
(4)In 2025, the Leases segment is presented separately as its own reportable segment. For comparative purposes, the 2023 information has been restated, as these operations were included within “All other segments” during that period.
(5)As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. The profit before income tax of Banking Panama segment (discontinued operation) differs from the net income from discontinued operations because it does not include the income tax related to that segment. For more information, see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2025
In millions of COP
	Banking Colombia	Banking Panama (Discontinued operation)(1)	Banking El Salvador	Banking Guatemala	International Banking	Leases	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	268,613,654	39,538,249	25,916,845	24,413,292	23,693,417	11,150,070	46,854,190	440,179,717	(60,427,337)	379,752,380
Total liabilities	241,194,742	35,059,304	23,452,205	22,331,358	21,502,643	4,849,872	2,455,417	350,845,541	(12,088,795)	338,756,746
(1) As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. The profit before income tax of the Panama Banking segment (discontinued operation) differs from the net income from discontinued operations because it does not include the income tax related to that segment. For more information, see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

As of December 31, 2024
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	International Banking	Leases	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	266,515,464	45,964,767	26,670,513	27,332,834	35,272,842	10,182,907	3,378,212	415,317,539	(43,102,157)	372,215,382
Total liabilities	222,388,179	41,132,907	23,889,120	25,018,466	24,248,959	4,573,121	404,335	341,655,087	(14,023,980)	327,631,107

The following table presents financial information on the investments in associates and joint ventures by operating segment:

As of December 31, 2025(1)
	Banking Colombia	Banking El Salvador	Leases	All other segments	Total
In millions of COP
Investments in associates and joint ventures	268,110	25,555	2,041,402	976,439	3,311,506
Equity method	46,364	4,549	175,699	122,350	348,962
(1)As of December 31, 2025, Banking Panama, Banking Guatemala and International Banking did not have investments in associates and joint ventures.

As of December 31, 2024(1)
	Banking Colombia	Banking El Salvador	Leases	All other segments	Total
In millions of COP
Investments in associates and joint ventures	205,311	27,621	1,830,884	865,168	2,928,984
Equity method	(28,130)	4,320	155,418	90,964	222,572
(1)As of December 31, 2024, Banking Panama, Banking Guatemala and International Banking did not have investments in associates and joint ventures.
For additional information related to investment in associates and joint ventures, see Note 8. Investments in associates and joint ventures.
Information about products and services
The Cibest Corporate Group does not report revenues from external customers for each product and service or each group of similar products and services, because the information is not available and the cost to develop it is excessive.
Geographic information
The following summarizes the Cibest Corporate Group’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the Interest and valuation was originated:

	2025		2024		2023
Geographic information	Interest and valuation(1)	Long-lived assets(2)	Interest and valuation(1)	Long-lived assets(2)	Interest and valuation(1)	Long-lived assets(2)
In millions of COP
Colombia	26,688,212	14,087,381	28,127,681	13,614,718	29,812,448	13,466,457
Panama	3,798,982	657,701	1,466,508	995,045	1,407,984	877,407
El Salvador	2,096,904	513,106	1,852,097	607,601	1,774,165	547,357
Guatemala	2,013,523	350,517	1,939,808	436,804	1,795,597	361,840
Bermuda	449	6,759	177	4,416	184	3,434
United States of America	77	2,678	63	4,176	55	4,805
Puerto Rico	158,629	1,553	187,913	1,552	149,541	1,297
Total	34,756,776	15,619,695	33,574,247	15,664,312	34,939,974	15,262,597
Eliminations and adjustments	(3,269,250)	860,580	(719,931)	8,453,369	(720,373)	7,000,343
Total, net	31,487,526	16,480,275	32,854,316	24,117,681	34,219,601	22,262,940
(1)Includes interest and valuation on financial instruments.
(2)Includes assets held for sale, premises and equipment, net, investment property, right-of-use assets, goodwill and intangible assets, net.

NOTE 4. CASH AND CASH EQUIVALENTS
For purposes of the Consolidated Statement of Cash Flow and the Consolidated Statement of Financial Position, the following assets are considered as cash and cash equivalents:

	December 31, 2025(1)	December 31, 2024
In millions of COP
Cash and balances at central bank
Cash	7,981,486	9,439,363
Due from central banks(2)	8,762,476	7,504,135
Due from other private financial entities	5,985,138	7,778,937
Checks on hold	55,091	132,929
Remittances of domestic negotiated checks in transit	21,444	26,172
Total cash and due from banks	22,805,635	24,881,536
Money market transactions
Interbank borrowings	2,437,175	2,239,615
Reverse repurchase agreements and other similar secured loans(3)	4,673,590	5,722,948
Total money market transactions	7,110,765	7,962,563
Total cash and cash equivalents	29,916,400	32,844,099
(1)As of December 31, 2025, Banistmo S.A. was considered an asset held for sale and had cash and cash equivalents of COP 3,517,759, which were reclassified to Assets related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)According to External Resolution No. 3 of 2024 of Banco de la República de Colombia, which amends External Resolution No. 5 of 2008, Bancolombia S.A. must maintain, the equivalent of 7%, of the deposits mentioned in Article 1, paragraph (a), and the equivalent of 2.5% of its customer’s deposits with a maturity of less than 18 months (paragraph b). According to Resolution Number 177 of 2002 issued by the Guatemala Monetary Board, Grupo Agromercantil Holding through its subsidiary Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. Additionally, circular SBP-DR-CIRCULAR-2024-0036 dated July 02, 2024, communicates the decision of the Superintendency of Banks of Panama to maintain the percentage established in the General Resolution of the Board of Directors SBP-GJD-0003-2014 dated January 28, 2014, which sets at 30.00% the minimum legal liquidity rate that Panamanian banks must maintain. Finally, in accordance with temporary rule NPBT-15, effective from July 30, 2025, to January 13, 2026, Banco Agrícola must maintain an equivalent average daily amount of its deposits and debt instruments in issue as a liquidity reserve between 1.00% and 16.00% represented in unrestricted deposits or debt instruments in issue by the Central Bank of el Salvador. Once the established term has ended, the bank continues to comply with the Technical Norm (NRP-28), issued by the Central Bank, under which it must maintain an equivalent amount between 1.00% and 18.00%, which has been in effect since June 23, 2021.
(3)The variation is mainly generated by the decrease in Reverse repurchase agreements and other similar secured loans in simultaneous operations with the Cámara de Riesgo Central de Contraparte in Colombia.

As of December 31, 2025 and 2024, there is restricted cash amounting to COP 520,105 and COP 530,924, respectively, included in other assets on the Consolidated Statement of Financial Position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses. See Note 14. Other assets, net.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES
5.1   Financial assets investments
Cibest Corporate Group has securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2025 and 2024:
As of December 31, 2025

Financial assets investments	Measurement methodology			Total carrying value, net(1)
	Fair value through profit or loss	Fair value through other comprehensive income, net	Amortized cost, net
In millions of COP
Securities issued by the Colombian Government(2)	12,615,680	2,625,566	137,017	15,378,263
Securities issued by foreign governments	9,776,321	-	344,985	10,121,306
Securities issued by government entities	152,574	-	4,125,782	4,278,356
Corporate bonds	89,471	862,158	934,475	1,886,104
Securities issued by other financial institutions(3)	825,334	63,624	270,365	1,159,323
Total debt instruments(4)	23,459,380	3,551,348	5,812,624	32,823,352
Total equity securities	1,136,645	326,977	-	1,463,622
Total other financial instruments(5)	30,285	-	-	30,285
Total financial assets investments	24,626,310	3,878,325	5,812,624	34,317,259
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had Financial Assets Investment amounting to COP 6,346,573 that were reclassified to Assets related to investments in subsidiaries held for sale. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)The increase in investments in financial assets measured at fair value through profit or loss is mostly due to the acquisition of Colombian treasury instruments (TES) by Bancolombia S.A.
(3)Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 93,092. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(4)At December 31, 2025, Cibest Corporate Group has recognized in the Consolidated Statement of Comprehensive Income COP 34,900 related to debt instruments at fair value through OCI.
(5)Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Cibest Panamá Assets, S.A, Banagrícola S.A., Inversiones CFNS S.A.S. and Bancolombia S.A.

As of December 31, 2024

Financial assets investments	Measurement methodology			Total carrying value, net
	Fair value through profit or loss	Fair value through other comprehensive income, net	Amortized cost, net
In millions of COP
Securities issued by the Colombian Government	11,644,181	2,683,925	159,323	14,487,429
Securities issued by foreign governments	10,283,450	1,484,546	651,494	12,419,490
Corporate bonds	257,326	639,108	3,612,049	4,508,483
Securities issued by government entities	118,760	-	3,380,491	3,499,251
Securities issued by other financial institutions(1)	731,564	276,837	601,521	1,609,922
Total debt instruments(2)	23,035,281	5,084,416	8,404,878	36,524,575
Total equity securities	537,213	474,097	-	1,011,310
Total other financial instruments(3)	34,385	-	-	34,385
Total financial assets investments	23,606,879	5,558,513	8,404,878	37,570,270
(1)Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 142,945. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(2)As of December 31, 2024, Cibest Corporate Group has recognized COP 23,236 in the Consolidated Statement of Comprehensive Income related to debt instruments at fair value through OCI.
(3)Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE” , by Sistema de Inversiones y Negocios, S.A., Banagrícola S.A., Inversiones CFNS S.A.S. and Bancolombia S.A.
The following tables set forth the debt instruments portfolio by maturity:
As of December 31, 2025

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	2,231,675	6,294,281	2,816,527	1,273,197	12,615,680
Securities issued by foreign governments	8,104,847	984,195	268,725	418,554	9,776,321
Securities issued by other financial institutions	406,122	238,371	96,441	84,400	825,334
Securities issued by government entities	113,317	23,713	457	15,087	152,574
Corporate bonds	1,515	17,735	40,239	29,982	89,471
Subtotal	10,857,476	7,558,295	3,222,389	1,821,220	23,459,380
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,625,566	-	-	-	2,625,566
Corporate bonds	-	40,566	349,647	471,945	862,158
Securities issued by other financial institutions	32,436	31,188	-	-	63,624
Subtotal	2,658,002	71,754	349,647	471,945	3,551,348
Securities at amortized cost
Securities issued by government entities	4,075,492	-	-	50,290	4,125,782
Corporate bonds	-	492,450	338,593	103,432	934,475
Securities issued by foreign governments	135,316	85,834	62,193	61,642	344,985
Securities issued by other financial institutions	64,203	82,772	38,975	84,415	270,365
Securities issued by the Colombian Government	-	44,335	60,492	32,190	137,017
Subtotal	4,275,011	705,391	500,253	331,969	5,812,624
Total debt instruments	17,790,489	8,335,440	4,072,289	2,625,134	32,823,352

As of December 31, 2024

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,019,028	6,767,240	1,157,703	2,700,210	11,644,181
Securities issued by foreign governments	7,088,685	1,835,751	651,529	707,485	10,283,450
Securities issued by other financial institutions	192,039	235,209	200,251	104,065	731,564
Corporate bonds	42,395	28,019	41,022	145,890	257,326
Securities issued by government entities	33,854	82,536	2,370	-	118,760
Subtotal	8,376,001	8,948,755	2,052,875	3,657,650	23,035,281
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,648,354	35,571	-	-	2,683,925
Securities issued by foreign governments	169,992	648,246	497,967	168,341	1,484,546
Corporate bonds	-	73,409	60,922	504,777	639,108
Securities issued by other financial institutions	119,479	51,275	49,744	56,339	276,837
Subtotal	2,937,825	808,501	608,633	729,457	5,084,416
Securities at amortized cost
Corporate bonds	56,847	1,086,392	847,742	1,621,068	3,612,049
Securities issued by government entities	3,330,223	-	-	50,268	3,380,491
Securities issued by foreign governments	143,911	162,996	85,772	258,815	651,494
Securities issued by other financial institutions	201,944	44,699	271,793	83,085	601,521
Securities issued by the Colombian Government	-	51,260	46,598	61,465	159,323
Subtotal	3,732,925	1,345,347	1,251,905	2,074,701	8,404,878
Total debt instruments	15,046,751	11,102,603	3,913,413	6,461,808	36,524,575

For further information related to disclosures of the fair value of securities, please see Note 30. Fair value of assets and liabilities.
Equity securities that are measured at fair value through OCI are considered strategic for Cibest Corporate Group and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.
The following table details the equity instruments designated at fair value through OCI analyzed by listing status:

Equity securities	Carrying amount
	December 31, 2025(1)	December 31, 2024
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	2	2
Equity securities listed in foreign countries	73,149	76,795
Equity securities unlisted:
Asociación Gremial de Instituciones Financieras Credibanco S.A.	125,732	109,011
Transacciones y Transferencias, S. A.	35,116	55,401
Compañía de Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.	34,035	18,913
Cámara de Riesgo Central de Contraparte de Colombia S.A.	20,406	17,385
Pexton Holdings Limited	8,917	-
Suncolombia SAS	5,636	-
Derecho Fiduciario Inmobiliaria Cadenalco	4,260	4,212
Telered S.A.(1)	-	160,761
Others(1)	19,724	31,617
Total equity securities at fair value through OCI	326,977	474,097

(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
Cibest Corporate Group has recognized in the Consolidated Statement of Comprehensive Income COP 20,020 in 2025, COP 28,572 in 2024 and COP 10,898 in 2023 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.
During 2025, impairment loss was recognized on equity securities for COP 537. Dividends received from equity investments at fair value through OCI held as of December 31, 2025, 2024 and 2023 amounted to COP 8,397, COP 6,872 and COP 6,565, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.
The detail of the securities pledged as collateral as of December 31, 2025, and 2024 is as follows:
As of December 31, 2025

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	233,712
Securities issued by foreign governments	Between 3 and 6 months	Time deposits	48,367
Securities issued by foreign governments	Between 6 and 12 months	Time deposits	151,841
Securities issued by foreign governments	Between 6 and 12 months	Foreign issuers	1,900
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	90,558
Subtotal investments pledged as collateral in money market			526,378
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	315,314
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	1,687,494
Subtotal investments pledged as collateral in derivative operations			2,002,808
Total securities pledged as collateral			2,529,186

As of December 31, 2024

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	43,424
Securities issued by foreign governments	Between 6 and 12 months	Bonds	26,314
Securities issued by foreign governments	Between 6 and 12 months	Time deposits	109,792
Securities issued by foreign governments	Greater than 12 months	Bonds	48,841
Securities issued by foreign governments	Greater than 12 months	Time deposits	166,849
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	491,472
Securities issued by other financial institutions	Between 3 and 6 months	Time deposits	5,037
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	4,019
Securities issued by other financial institutions	Greater than 12 months	Bonds	1,876
Securities issued by other financial institutions	Greater than 12 months	Time deposits	29,058
Subtotal investments pledged as collateral in money market			926,682
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	68,903
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	414,296
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	200,561
Securities issued by foreign governments	Between 6 and 12 months	Foreign issuers	2,229
Subtotal investments pledged as collateral in derivative operations			685,989
Total securities pledged as collateral			1,612,671
The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at fair value through other comprehensive income and amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:
As of December 31, 2025

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total(1)
In millions of COP
Gross carrying amount as at 1 January 2025	12,998,652	454,065	36,577	13,489,294
Reclassification to assets held for sale(1)	(4,188,943)	(100,495)	(36,577)	(4,326,015)
Transfer from stage 1 to stage 2(2)	(137,017)	137,017	-	-
Transfer from stage 2 to stage 1(3)	13,435	(13,435)	-	-
Sales and maturities	(6,740,567)	-	-	(6,740,567)
Purchases and renewals	4,570,660	2,490,647	-	7,061,307
Valuation and payments	(50,949)	135,439	-	84,490
Foreign Exchange	(152,209)	(52,328)	-	(204,537)
Gross carrying amount as at 31 December 2025	6,313,062	3,050,910	-	9,363,972
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)Stage transfer in Colombian treasury instruments (TES) by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.
(3)Stage transfer in foreign issuers by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.

As of December 31, 2024

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Gross carrying amount as at 1 January 2024	12,760,342	205,133	30,784	12,996,259
Transfer from stage 1 to stage 2(1)	(294,440)	294,440	-	-
Transfer from stage 2 to stage 1(2)	12,678	(12,678)	-	-
Sales and maturities	(7,928,390)	(171,505)	-	(8,099,895)
Purchases and renewals	7,975,932	129,455	-	8,105,387
Valuation and payments	(125,564)	3,806	984	(120,774)
Foreign Exchange	598,094	5,414	4,809	608,317
Gross carrying amount as at 31 December 2024	12,998,652	454,065	36,577	13,489,294
(1)Stage transfer in corporate bonds by Banistmo S.A., Bancolombia Puerto Rico Internacional Inc and Bancolombia Panamá S.A.
(2)Stage transfer in corporate bonds by Banagrícola S.A.

The following table shows the impairment detail for the debt instruments portfolio using the expected credit losses model:
As of December 31, 2025

Concept	Stage 1	Stage 2	Total(1)
In millions of COP
Securities at amortized cost, net	5,387,280	425,344	5,812,624
Carrying amount	5,399,656	429,664	5,829,320
Loss allowance	(12,376)	(4,320)	(16,696)
Securities at fair value through other comprehensive income(2)	925,782	2,625,566	3,551,348
Total debt instruments portfolio measure at fair value through OCI and amortized cost	6,313,062	3,050,910	9,363,972
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)Loss allowance of investments at fair value through OCI corresponds to COP 4,174 classified in stage 1 to COP 1,757 and in stage 2 to COP 2,417; the loss allowance decrease in relation to 2024 from COP (2,338) is due to the acquisition of instruments from COP 2,874, and the decrease from COP (3,116) is due because Banistmo S.A. was considered as assets held for sale, and from COP (1,397) in sales and maturities and COP (699) in net provisions recognized during the period.

As of December 31, 2024

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Securities at amortized cost, net	7,975,158	393,143	36,577	8,404,878
Carrying amount	8,008,567	401,263	53,985	8,463,815
Loss allowance	(33,409)	(8,120)	(17,408)	(58,937)
Securities at fair value through other comprehensive income(1)	5,023,494	60,922	-	5,084,416
Total debt instruments portfolio measure at fair value through OCI and amortized cost	12,998,652	454,065	36,577	13,489,294

(1)Loss allowance of investments at fair value through OCI corresponds to COP 6,513 classified in stage 1 to COP 5,734.
The following table sets forth the changes in the allowance for debt instruments measured at amortized cost:
As of December 31, 2025

Concept	Stage 1	Stage 2	Stage 3	Total(1)
In millions of COP
Loss allowance of January 1, 2025	33,409	8,120	17,408	58,937
Reclassification to assets held for sale(1)	(21,583)	(2,413)	(17,408)	(41,404)
Transfer from stage 1 to stage 2(2)	(1,568)	1,568	-	-
Transfer from stage 2 to stage 1(3)	14	(14)	-	-
Sales and maturities	(7,690)	-	-	(7,690)
New debt instruments purchased	10,252	-	-	10,252
Net provisions recognized during the period	15	(2,262)	-	(2,247)
Foreign Exchange(4)	(473)	(679)	-	(1,152)
Loss allowance of December 31, 2025	12,376	4,320	-	16,696
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)Stage transfer in Colombian treasury instruments (TES) by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.
(3)Stage transfer in foreign issuers by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.
(4)The decrease is due to the variation in the market representative rate during the year 2025.

As of December 31, 2024

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Loss allowance of January 1, 2024	29,939	11,913	13,951	55,803
Transfer from stage 1 to stage 2(1)	(3,213)	3,213	-	-
Transfer from stage 2 to stage 1(2)	298	(298)	-	-
Sales and maturities	(11,187)	(5,895)	-	(17,082)
New debt instruments purchased(3)	13,296	3,114	-	16,410
Net provisions recognized during the period	1,465	(4,482)	1,214	(1,803)
Foreign Exchange(4)	2,811	555	2,243	5,609
Loss allowance of December 31, 2024	33,409	8,120	17,408	58,937
(1)Stage transfer in corporate bonds by Banistmo S.A., Bancolombia Puerto Rico Internacional Inc and Bancolombia Panamá S.A.
(2)Stage transfer in corporate bonds by Banagrícola S.A.
(3)Impairment is mainly in securities issued by corporate bonds in Banistmo S.A., Bancolombia Panamá S.A. and Bancolombia S.A. and government entities by Bancolombia S.A.
(4)The increase is due to the variation in the market representative rate during the year 2024.
As of December 31, 2023

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Loss allowance of January 1, 2023	29,881	35,020	-	64,901
Transfer from stage 1 to stage 3(1)	(13,951)	-	13,951	-
Transfer from stage 2 to stage 1(1)	129	(129)	-	-
Sales and maturities	(9,459)	-	-	(9,459)
New debt instruments purchased	10,497	-	-	10,497
Net provisions recognized during the period	19,030	(17,882)	-	1,148
Foreign Exchange	(6,188)	(5,096)	-	(11,284)
Loss allowance of December 31, 2023	29,939	11,913	13,951	55,803
(1) Stage transfer in corporate bonds by Banistmo S.A.

5.2   Derivative financial instruments
Cibest Corporate Group's derivative activities do not give rise to significant open positions in portfolios of derivatives. Cibest Corporate Group enters into derivative transactions to facilitate customer business, for hedging purposes and arbitrage activities, such as forwards, options or swaps where the underlying are exchange rates, interest rates and securities.
A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Financial futures and forward settlement contracts are agreements to buy or sell a quantity of a financial instrument (including another derivative financial instrument), index, currency or commodity at a predetermined rate or price during a period or at a date in the future. Futures and option contracts are standardized agreements for future delivery, traded on exchanges that typically act as a platform.
For further information related to the objectives, policies and processes for managing the Cibest Corporate Group’s risk, please see Risk Management.

The following table sets forth the carrying values of Cibest Corporate Group’s derivatives by type of risk as of December 31, 2025 and 2024:

Derivatives	December 31, 2025(1)	December 31, 2024
In millions of COP
Forwards
Assets
Foreign exchange contracts	2,895,452	1,084,830
Equity contracts	59,140	51,645
Subtotal assets	2,954,592	1,136,475
Liabilities
Foreign exchange contracts	2,719,599	972,295
Equity contracts	8,163	1,367
Subtotal liabilities	2,727,762	973,662
Total forwards(2)	226,830	162,813
Swaps
Assets
Foreign exchange contracts	1,068,740	1,463,256
Interest rate contracts	278,454	236,033
Subtotal assets	1,347,194	1,699,289
Liabilities
Foreign exchange contracts	1,268,754	1,332,431
Interest rate contracts	371,179	291,068
Subtotal liabilities	1,639,933	1,623,499
Total swaps(3)	(292,739)	75,790
Options
Assets
Foreign exchange contracts	116,077	102,378
Subtotal assets	116,077	102,378
Liabilities
Foreign exchange contracts	146,935	82,482
Subtotal liabilities	146,935	82,482
Total options	(30,858)	19,896
Derivative assets	4,417,863	2,938,142
Derivative liabilities	4,514,630	2,679,643
(1)The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025, which recorded derivatives totaling COP 17,932 and derivative liabilities of

COP 19,379. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2)At December 31, 2025, mainly at Bancolombia, there is a increase in both the active and passive forwards contracts compared to those in effect as December 31, 2024, due to volatility in the exchange rate, pricing nodes, and curves for 2025
(3)At December 31, 2025, mainly at Bancolombia, there is a variation in active and passive swap exposures due to volatility in the exchange rate, pricing nodes, and market expectations for 2026

The following table sets forth the remaining contractual life of the derivatives portfolio:
As of December 31, 2025

	Forwards	Swaps	Options	Total
In millions of COP
Assets	2,954,592	1,347,194	116,077	4,417,863
Less than 1 year	2,875,220	317,806	106,506	3,299,532
Between 1 and 3 years	79,361	477,666	9,571	566,598
Greater than 3 years	11	551,722		551,733
Liabilities	2,727,762	1,639,933	146,935	4,514,630
Less than 1 year	2,672,446	373,109	133,948	3,179,503
Between 1 and 3 years	55,311	717,476	12,987	785,774
Greater than 3 years	5	549,348		549,353
As of December 31, 2024

	Forwards	Swaps	Options	Total
In millions of COP
Assets	1,136,475	1,699,289	102,378	2,938,142
Less than 1 year	1,105,226	440,817	96,891	1,642,934
Between 1 and 3 years	31,249	651,770	5,487	688,506
Greater than 3 years		606,702		606,702
Liabilities	973,662	1,623,499	82,482	2,679,643
Less than 1 year	943,804	376,346	76,537	1,396,687
Between 1 and 3 years	29,858	604,473	5,945	640,276
Greater than 3 years		642,680		642,680

Collateral for derivatives
The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
In millions of COP
Collateral granted	2,502,088	1,157,880
Collateral received	764,034	378,767

Day one gains or (losses)
If an asset has been acquired or a liability has been assumed in a market transaction, it could be assumed that the transaction price is the fair value of the asset or liability. However, the fair value of the financial asset or liability at the time of initial recognition may be different from the transaction price, because the fair value includes variables in its valuation technique that include market information, such as interest rate yield curves, currencies rates, indicators, default factors among others. When the values are not equal, the asset or liability must be measured at fair value and the difference between the transaction price and the fair value must be recognized as follows:
•If fair value is evidenced by Level 1 inputs or is based on a valuation technique that uses only observable market data, Cibest Corporate Group must recognize the difference as a gain or loss on initial recognition directly in the income statement.
•In all other circumstances, the entire day 1 gain or loss is deferred and is recognized in the income statement over the life of the transaction.
The table below presents the unrecognized gains or (losses) for derivatives trading at the initial moment, due to use of valuation techniques for which not all inputs were observable market data:
As of December 31, 2025

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2025	42,974	(23,207)	36,437	56,204
New trades	551,506	94,684	127,482	773,672
Amortization	(528,355)	(35,451)	(136,604)	(700,410)
Early cancellations and level transfers	(6,877)	(34,993)	(6,381)	(48,251)
Balance at December 31, 2025	59,248	1,033	20,934	81,215
As of December 31, 2024

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2024	36,289	(13,630)	63,068	85,727
New trades	702,001	(978)	117,125	818,148
Amortization	(687,024)	(8,767)	(130,767)	(826,558)
Early cancellations and level transfers	(8,292)	168	(12,989)	(21,113)
Balance at December 31, 2024	42,974	(23,207)	36,437	56,204

Offsetting of derivatives
Cibest Corporate Group enters into International Swaps and Derivatives Association (ISDA) master netting agreements or similar agreements with substantially all of the Cibest Corporate Group’s derivative counterparties. Where legally enforceable, and depending on the Bank’s intention, these master netting agreements give the Cibest Corporate Group’s, in the event of default by the counterparty, the right to liquidate securities and cash equivalents held as collateral and to offset receivables and payables with the same counterparty.
The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the Consolidated Statement of Financial Position as of December 31, 2025 and 2024 by derivative and by risk:
As of December 31, 2025

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	2,895,452	2,719,599
Swaps	1,068,740	1,268,754
Options	116,077	146,935
Interest rate contracts
Swaps	278,454	371,179
Equity contracts
Forwards	59,140	8,163
Gross derivative assets/liabilities	4,417,863	4,514,630
Offsetting of derivatives
Derivative financial instruments in the Consolidated Statement of Financial Position	4,417,863	4,514,630
Master netting agreements	(4,417,863)	(4,046,024)
Collateral received/paid		(468,606)
Total derivative financial instruments assets/ liabilities before collateral and Master netting agreements

As of December 31, 2024

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	1,084,830	972,295
Swaps	1,463,256	1,332,431
Options	102,378	82,482
Interest rate contracts
Swaps	236,033	291,068
Equity contracts
Forwards	51,645	1,367
Gross derivative assets/liabilities	2,938,142	2,679,643
Offsetting of derivatives	-	-
Derivative financial instruments in the Consolidated Statement of Financial Position	2,938,142	2,679,643
Master netting agreements	(2,540,752)	(2,679,643)
Collateral received/paid	(378,767)
Total derivative financial instruments assets/ liabilities before collateral and Master netting agreements	18,623
For further information about offsetting of other financial assets and liabilities see Note 16. Interbank deposits and repurchase agreements and other similar secured borrowing.
5.3 Hedge Accounting

Cibest Corporate Group is exposed to certain risks relating to its ongoing business operations. The main risks managed through derivative instruments are exchange rate risk and interest rate risk. Details of the covered risks are as follows:

Exchange rate risk

Exchange rate risk is the risk that the fair value or future cash flows of an exposure fluctuate due to changes in exchange rates. Cibest Corporate Group exposure to the risk of exchange rate fluctuations primarily relates to its operational activities (when revenues or expenses are denominated in a foreign currency) and Cibest Corporate Group net investments in foreign subsidiaries. The hedging strategy of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the foreign currency banking book, and through the trading of foreign exchange financial derivatives.

When a derivative is contracted for the purpose of hedging exchange rate risk, Cibest Corporate Group negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. For forecasted transaction hedges, the derivative covers the exposure period from the moment cash flows from transactions are forecasted until the settlement of the resulting receivable or payable denominated in foreign currency.

Among the financial derivatives most commonly used to manage exchange rate risk are foreign exchange forwards and Cross Currency Swaps (CCS). When these are designated as hedging instruments, they can be classified as cash flow hedges or fair value hedges under the IFRS 9 accounting guidelines.

Cibest Corporate Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount, and timing of their respective cash flows. The effectiveness of the hedge is assessed at the start of the hedging relationship and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. Cibest Corporate Group evaluates whether the designated derivative in each hedging relationship is expected to be, and has been, effective in offsetting changes in the cash flows of the hedged item using the hypothetical derivative method.

For each hedging relationship, the objective is to maintain a 1:1 ratio, seeking to offset exchange rate variation in cash flows.

The hedge ratio will be determined by comparing the notional value, in accordance with the definition of risk and the conditions established for the structuring. However, uncertainty about the final amount until the time of the transaction may lead to deviations, which will be recognized in the result as hedge ineffectiveness, as appropriate.

In these hedge relationships, the main sources of ineffectiveness are:

•The effect of the credit risk of counterparties and Cibest Corporate Group itself on the fair value of foreign exchange swap and forward contracts, which are not reflected in the change in the fair value of the cash flows hedged attributable to changes in exchange rates; and
•Changes in the timing of recognition in the financial statements of the anticipated transactions regarding the nominal value and the exchange rate of their settlement.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument fluctuate due to changes in market interest rates. Cibest Corporate Group exposure to changes in market interest rates primarily relates to treasury operations and the banking book, where a mismatch between assets and liabilities in duration, indexing, repricing, and maturity creates an asymmetry that could have repercussions on financial results.

Coverage of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the banking book, and through the trading of interest rate financial derivatives, among which we primarily have Swaps (IRS: Interest Rate Swap), where flows between fixed and variable rates (market index) are agreed upon.

Cibest Corporate Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on reference interest rates, terms, pricing review dates, maturities, and the notional amounts.

When a derivative is contracted for the purpose of hedging interest rate risk, Cibest Corporate Group negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. To test the effectiveness of the hedge, Cibest Corporate Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the covered risk.

For each hedging relationship, the objective is to maintain a ratio close to 1:1, so that changes in the fair value of the hedged item are offset by changes in interest rates.

The hedge ratio will be determined by comparing the notional value or sensitivity, depending on the definition of the risk and the conditions established for the structuring. However, factors such as market depth, the trading conditions of the hedging instruments, and natural variations in the hedged item may lead to differences in sensitivities and nominal values. These effects will be recognized in the result as appropriate.

Hedge ineffectiveness may arise from:

•The difference between the variable rate index present in the hedged item and the index used in the derivative instruments, according to market convention (Basis Risk).
•Differences in the settlement dates of the cash flows of the hedged item and the hedging instrument, and
•The credit risk of counterparties impacts the movements of the fair value of the hedging instrument and the hedged item differently.

Cibest Corporate Group risk management strategy and details of its application are further elaborated in the Risk Management - Market Risk section.

As of November 2025, cash flow and fair value hedging operations are carried out in Cibest Corporate Group, the details of derivatives designated as hedging instruments according to the type of hedge and covered risk are provided below:

1.Cash flow hedges

As of December 31, 2025, on the Consolidated Statement of Financial Position, Cibest Corporate Group held the following instruments to hedge exposures to changes in foreign currency and interest rates which have a maturity of less than one year:

As of December 31, 2025

	Maturity	Total
	Less than 1 year
In millions of COP (Except average rate)
Foreign currency risk
Forward exchange contracts
Notional amount of hedging instruments	169,069	169,069
Average rate of hedging instruments (COP/USD)	4,047
As of December 31, 2024

	Maturity	Total
	Less than 1 year
In millions of COP (Except average rate)
Foreign currency risk
Forward exchange contracts
Notional amount of hedging instruments	6,614	6,614
Average rate of hedging instruments (COP/USD)	4,496
Interest rate risk
Interest rate swaps
Notional amount of hedging instruments	188,000	188,000
Average fixed interest rate	8.63%

The impacts of the hedging instrument on the Consolidated Statement of Financial Position as of December 31, 2025, are as follows:

As of December 31, 2025

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Foreign currency risk
Forward exchange contracts(1)	169,069	-	-	Derivative financial instruments	(5,587)
Interest rate risk
Interest rate swaps(1)	-	-	-	Derivative financial instruments	-

As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Foreign currency risk
Forward exchange contracts(1)	6,614	-	-	Derivative financial instruments	(65)
Interest rate risk
Interest rate swaps(1)	188,000	-	-	Derivative financial instruments	281
(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement.

The impacts of hedged items on the Consolidated Statement of Financial Position as of December 31, 2025, are as follows:

As of December 31, 2025

	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve (OCI)	Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
In millions of COP
Foreign currency risk
Forecast transactions	5,587	5,587	-
Interest rate risk
Deposits	-	-	-

As of December 31, 2024

	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve (OCI)	Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
In millions of COP
Foreign currency risk
Forecast transactions	65	(65)	-
Interest rate risk
Deposits	(298)	281	-

The effects of the cash flow hedge in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income as of December 31, 2025, are as follows:

As of December 31, 2025

	Total hedging gain/(loss) recognized in OCI	Ineffectiveness recognized in profit or loss	Line item in the Consolidated Statement of Income that includes the recognized hedge ineffectiveness	Amount reclassified from OCI to profit or loss	Line item in the Consolidated Statement of Income that includes the reclassification adjustment
In millions of COP
Foreign currency risk
Forecast transactions	(6,082)	47	Other operating income	513	Other administrative and general expenses
Interest rate risk
Deposits	135	-	Other operating income	(416)	Interest expense

As of December 31, 2024

	Total hedging gain/(loss) recognized in OCI	Ineffectiveness recogniszed in profit or loss	Line item in the Consolidated Statement of Income that includes the recognized hedge ineffectiveness	Amount reclassified from OCI to profit or loss	Line item in the Consolidated Statement of Income that includes the reclassification adjustment
In millions of COP
Foreign currency risk
Forecast transactions	(65)	-	Other operating income	-	Other administrative and general expenses
Interest rate risk
Deposits	416	-	Other operating income	(135)	Interest expense

Set out below is the reconciliation of each component of equity and the analysis of Other Comprehensive Income as of December 31, 2025:

As of December 31, 2025

	Foreign currency risk	Interest rate risk	Total
In millions of COP
As of January 1, 2025			-
Total hedging (loss)/gain recognized in OCI	(6,082)	135	(5,947)
Amount reclassified to profit or loss	560	(416)	144
Amount included in the cost of nonfinancial items	-	-	-
Total cash flow hedging	(5,522)	(281)	(5,803)
Income tax	(26)	113	87
As of December 31, 2025	(5,548)	(168)	(5,716)
As of December 31, 2024

	Foreign currency risk	Interest rate risk	Total
In millions of COP
As of January 1, 2025			-
Total hedging (loss)/gain recognized in OCI	(65)	416	351
Amount reclassified to profit or loss	-	(135)	(135)
Amount included in the cost of nonfinancial items	-	-	-
Total cash flow hedging	(65)	281	216
Income tax	26	(113)	(87)
As of December 31, 2025	(39)	168	129
2. Fair Value Hedges

As of December 31, 2025 and 2024, Cibest Corporate Group maintained the following instruments to hedge exposures to foreign currency changes and interest rates:
As of December 31, 2025

	Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
In millions of COP
Interest rate risk
Interest rate swaps
Notional amount	12,363,000	-	1,813,500	-	14,176,500
Average fixed interest rate	8.76%	- %	8.6%	- %

As of December 31, 2024

	Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
In millions of COP
Interest rate risk
Interest rate swaps
Notional amount	-	134,000	-	-	134,000
Average fixed interest rate	- %	8.22%	- %	- %

The impacts of the hedging instrument on the Consolidated Statement of Financial Position as of December 31, 2025, is as follows:

As of December 31, 2025

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Interest rate risk
Interest rate swaps(1)	14,176,500	-	-	Derivative financial instruments	160,036

As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Interest rate risk
Interest rate swaps(1)	134,000	-	-	Derivative financial instruments	(1,044)
(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement. The instrument has a maturity of 1 to 3 years at an average fixed interest rate of —%, for further details on maturity, see Note 15 Deposits by customers.

The impacts of hedged items on the Consolidated Statement of Financial Position as of December 31, 2025, is as follows:

As of December 31, 2025

	Carrying amount	Accumulated fair value adjustments	Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period	Accumulated amount of fair value hedge adjustments remaining in the Statement of Financial Position for any hedged items that have ceased to be adjusted for hedging gains and losses
In millions of COP
Interest rate risk
Deposits	15,670,372	(160,765)	Deposits by customers	160,765	-
As of December 31, 2024

	Carrying amount	Accumulated fair value adjustments	Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period	Accumulated amount of fair value hedge adjustments remaining in the Statement of Financial Position for any hedged items that have ceased to be adjusted for hedging gains and losses
In millions of COP
Interest rate risk
Deposits	128,454	(963)	Deposits by customers	963	-
The effects of the cash flow hedge in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income as of December 31, 2025, is as follows:

As of December 31, 2025

	Ineffectiveness recognized in profit or loss	Line item in the Consolidated Statement of Income that includes the recognized hedge ineffectiveness
In millions of COP
Interest rate risk
Deposits	729	Other operating income

As of December 31, 2024

	Ineffectiveness recognized in profit or loss	Line item in the Consolidated Statement of Income that includes the recognized hedge ineffectiveness
In millions of COP
Interest rate risk
Deposits	(81)	Other operating income

3. Hedges of a net asset in a foreign operation

Grupo Cibest S.A. uses hedge accounting for net assets in foreign operations with non-derivative instruments and has designated USD528,000 in debt securities issued as hedging instruments. The purpose of this transaction is to protect Grupo Cibest S.A from exchange rate risk (USD/COP) for an amount equivalent to the net assets of the subsidiaries Bancolombia Panama S.A., Bancolombia Puerto Rico Internacional Inc. and Succursal Panama, whose financial information is expressed in dollars.
The book value and covered portion of the investment are listed below:

	December 31, 2025			December 31, 2024
	Net assets in foreign operations covered	Net assets in foreign operations not hedged	Net assets in foreign operations	Net assets in foreign operations covered	Net assets in foreign operations not hedged	Net assets in foreign operations
In thousands of USD
Banistmo S.A. (1)	-	-	-	884,544	1,723,889	2,608,433
Bancolombia Panamá S.A. (2)	287,000	97,470	384,470	-	-	-
Bancolombia Puerto Rico Internacional Inc. (2)	141,000	45,481	186,481	-	-	-
Sucursal Panamá (2)	100,000	12,124	112,124	-	-	-
Total	528,000	155,075	683,075	884,544	1,723,889	2,608,433
(1) In May 2025, the partial spin-off of assets and liabilities from Bancolombia S.A. to Grupo Cibest S.A. was completed. In this transaction, Banistmo S.A. was spun off to Grupo Cibest S.A. As a result, the hedge accounting of the net assets of a foreign operation on Banistmo was completely discontinued.
(2)As of May 2025, subordinated bonds maturing in 2027 and 2034 were designated as hedging instruments for the net assets of a foreign operation in Bancolombia Panama, Bancolombia Puerto Rico, and the Panama Branch, with the aim of mitigating the impact of exchange rate differences on the financial statements of the Cibest Consolidated Group.

The following is a breakdown of the hedging instruments for net foreign investment:
As of December 31, 2025

Debt securities issued designated as a hedging instrument
In thousands of USD
Opening date	Expiration date	Rate	Principal balance	Designated capital as a hedged instrument
18/10/2017	18/10/2027	7.03%	461,707	428,000
24/06/2024	24/12/2034	8.82%	800,000	100,000
Total debt securities issued			1,261,707	528,000

As of December 31, 2024

Debt securities issued designated as a hedging instrument
In thousands of USD
Opening date	Expiration date	Rate	Principal balance	Designated capital as a hedged instrument
18/10/2017	18/10/2027	7.03%	461,707	355,339
18/12/2019	18/12/2019	4.68%	800,000	529,205
Total debt securities issued			1,261,707	884,544

During 2024, Group Cibest made advance payments on bonds maturing in 2025, 2027, and 2029 for a total of USD1,320,327; of this amount, USD1,036,695 was part of the coverage ratio for net assets abroad, deciding to discontinue in the same proportion. On the other hand, the Bank issued bonds in June, maturing in 2034, for a value of USD800,000; of this issue, a total of USD529,205 was designated as coverage in December. See Note 18. Debt securities issued.

Measurement of effectiveness and ineffectiveness
A hedge is considered effective if, at the beginning of the period and in subsequent periods, changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge has been designated are offset.
The Cibest Consolidated Group has documented the effectiveness tests for the hedge. The hedge is considered fully effective, since the critical terms and risks of the obligations serving as the hedging instrument are identical to those of the primary position being hedged. The effectiveness of the hedge is measured before taxes.
Gains or losses on the translation of Banistmo's financial statements are recognized in the Consolidated Statement of Comprehensive Income. Consequently, the exchange difference related to the translation of debt securities issued and designated as hedges is recognized directly in the Consolidated Statement of Comprehensive Income. As a result of the revaluation of the Colombian peso against the US dollar, the foreign currency translation adjustment corresponding to hedging instruments as of December 31, 2025 was COP 364,414, and as of December 31, 2024 was COP (742,930)
For further information, see Consolidated Statement of Comprehensive Income and Note 18. Debt securities issued.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS, NET
Loans and financial leasing operating portfolio
The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2025 and 2024:

Composition	December 31, 2025(1)	December 31, 2024
In millions of COP
Commercial	139,627,922	153,252,811
Consumer	52,753,546	55,815,683
Mortgage	34,416,372	41,741,601
Financial Leases(2)	28,493,129	27,291,604
Small Business Loans	1,063,012	1,352,209
Total gross loans and advances to customers(3)	256,353,981	279,453,908
Total allowance	(13,253,946)	(16,179,738)
Total Net loans and advances to customers	243,100,035	263,274,170
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had a loan portfolio of COP 28,853,418 and a provision for loan portfolio impairment of COP 1,420,269 that were reclassified to Assets related to investments in subsidiaries held for sale. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)See note 11.1 Lessor.
(3)The decrease is mainly due to the effects of Banistmo S.A.'s classification as asset held for sale, offset by growth in Bancolombia S.A., due to higher disbursements made during 2025, as a result of quotas offered with rate benefits and improved dynamics following the reactivation of national government subsidies. Additionally, as of December 31, 2025, the Colombian peso devalued -14.79% against the US dollar, compared to December 31, 2024, which impacts the balances of the foreign subsidiaries.

Allowance for loan losses
The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2025, 2024 and 2023:
As of December 31, 2025

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total(1)
In millions of COP
Balance at beginning of period January 1, 2025	7,259,230	6,497,777	1,235,177	1,088,272	99,282	16,179,738
Reclassification to assets held for sale(1)	(970,777)	(602,849)	(286,628)	(27,989)	(20,782)	(1,909,025)
Loan sales(2)	(336,124)	-	-	-	-	(336,124)
Recovery of charged - off loans	151,997	480,508	28,136	94,838	933	756,412
Credit impairment charges on loans, advances and financial leases, net(3)	1,045,454	3,149,937	41,122	111,744	89,175	4,437,432
Adjusted stage 3(4)	264,306	426,468	47,037	65,415	5,744	808,970
Charge-offs(5)	(1,334,284)	(4,613,577)	(77,397)	(262,636)	(52,853)	(6,340,747)
Translation adjustment(6)	(122,338)	(207,501)	(9,756)	(2,852)	(263)	(342,710)
Balance at December 31, 2025	5,957,464	5,130,763	977,691	1,066,792	121,236	13,253,946
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. The net effect of COP (1,909,025) corresponds to the opening balance as of January 1, 2025. The movements recorded in the period correspond to: impairment recognized in results in COP (183,462), charges-offs of COP (498,977), recovery of charged-off loans of COP (109,942), translation adjustment and others of COP (283,166), for a total loan portfolio provision of COP (1,420,269). For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)Corresponds to the release of loan allowances related to portfolio sales.
(3)The loss allowance for 2025 decreases by 18% compared to the previous year; this reduction is due to the strong performance across all portfolios.
(4)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(5)This amount is still subject to enforcement activity.
(6)The variation is due to the decrease in the market representative rate from COP 4,409.15 in December 2024 to COP 3,757.08 in December 2025.

As of December 31, 2024

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2024	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
Loan sales(1)	(178,128)	-	-	-	-	(178,128)
Recovery of charged - off loans	85,858	637,131	48,029	150,466	4,784	926,268
Credit impairment charges on loans, advances and financial leases, net(2)(3)	1,462,622	3,660,321	215,240	62,708	12,761	5,413,652
Adjusted stage 3(4)	331,332	579,861	41,563	72,432	9,010	1,034,198
Charge-offs(5)	(977,743)	(6,406,521)	(143,885)	(228,639)	(99,124)	(7,855,912)
Translation adjustment(6)	245,023	309,947	51,024	6,730	3,833	616,557
Balance at December 31, 2024	7,259,230	6,497,777	1,235,177	1,088,272	99,282	16,179,738
(1)Corresponds to the release of loan allowances related to portfolio sales.
(2)The credit impairment charges decreased by 27.45% compared to the previous year. This decrease is primarily due an improvement in the consumer portfolio resulting from lending and collection actions that Cibest Corporate Group initiated in 2023, which had positive effects in 2024. Additionally, there has been a positive effect of the macroeconomic variables in the expected credit losses models.
(3)The net provision for impairment of the loan portfolio and finance lease operations differs from the COP 4,964,893 reported in the consolidated income statement due to Banistmo S.A.'s net loan portfolio provision expense of COP 448,759, classified as a discontinued operation in 2025. For more information, see Note 31. Discontinued operation.
(4)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(5)This amount is still subject to enforcement activity.
(6)The variation is due to the increase in the market representative rate from COP 3,822.05 in December 2023 to COP 4,409.15 in December 2024.

As of December 31, 2023

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2023	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
Loan sales(1)	(829,547)	-	-	-	-	(829,547)
Recovery of charged - off loans	93,251	548,655	64,573	61,749	2,706	770,934
Credit impairment charges on loans, advances and financial leases, net(2)	756,174	6,313,453	104,417	167,904	119,531	7,461,479
Adjusted stage 3(3)	427,283	509,668	33,465	67,288	11,201	1,048,905
Charge-offs(4)	(970,685)	(5,261,966)	(128,532)	(277,904)	(81,276)	(6,720,363)
Translation adjustment(5)	(456,515)	(439,907)	(74,808)	(7,536)	(9,179)	(987,945)
Balance at December 31, 2023	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
(1)Corresponds to the release of loan allowances related to portfolio sales.
(2)The net provision for impairment of the loan portfolio and finance lease operations differs from the COP 7,210,390 reported in the consolidated income statement due to Banistmo S.A.'s net loan portfolio provision expense of COP 251,089, classified as a discontinued operation in 2025. For more information, see Note 31. Discontinued operation.
(3)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(4)This amount is still subject to enforcement activity.

(5)The variation is due to the decrease in the market representative rate from COP 4,810.20 in December 2022 to COP 3,822.05 in December 2023.

The following table presents information about the nature and effects of changes in the contractual cash flows of the loan portfolio that did not result in derecognition and the effect of these changes on the measurement of expected credit losses.

Changes in the contractual cash flows of the loan portfolio that did not result in derecognition
In millions of COP
	December 31, 2025	December 31, 2024
Loan portfolio modified during the period
Amortized cost before modification	6,383,018	7,563,621
Net gain or loss on changes	(194,997)	(560,552)
Loan portfolio modified since initial recognition
Gross carrying value of the previously modified loan portfolio for which the allowance for losses has been changed from the asset's life to the expected credit losses for 12 months.	355,652	325,028

Loans and advances according to their type of evaluation
Expected credit losses are calculated using both individual and collective models and methodologies, impairment loan portfolio analyzed by individual evaluation at COP 4.3 trillion, which represented 1.7% of the total portfolio of Cibest Corporate Group.
The table below shows loans and advances according to their type of evaluation for the periods ending December 31, 2025 and 2024:

December 31, 2025
In millions of COP
Evaluation	Stage 1		Stage 2		Stage 3		Total
	Gross	Allowance	Gross	Allowance	Gross	Allowance	Gross	Allowance
Collectively evaluated	230,529,201	2,009,090	13,291,069	2,277,512	8,194,278	6,027,390	252,014,548	10,313,992
Individually evaluated	-	-	-	-	4,339,433	2,939,954	4,339,433	2,939,954
Total	230,529,201	2,009,090	13,291,069	2,277,512	12,533,711	8,967,344	256,353,981	13,253,946

December 31, 2024
In millions of COP
Evaluation	Stage 1		Stage 2		Stage 3		Total
	Gross	Allowance	Gross	Allowance	Gross	Allowance	Gross	Allowance
Collectively evaluated	245,272,297	2,174,979	16,670,291	2,673,761	10,984,759	7,597,019	272,927,347	12,445,759
Individually evaluated	-	-	-	-	6,526,561	3,733,979	6,526,561	3,733,979
Total	245,272,297	2,174,979	16,670,291	2,673,761	17,511,320	11,330,998	279,453,908	16,179,738

Impact of movements in the value of the portfolio and loss allowance by Stage
The following explains the significant changes in the loans and the allowance for loan losses by category during the periods ended on December 31, 2025 and 2024 as a result of applying the expected credit loss model according to IFRS 9:
Variation December 2025 vs December 2024
Stage 1 (12-month expected credit losses)
The exposure in Stage 1 decreased by COP (14,743,096) and the loss allowance decreased by COP (165,889). The decrease in exposure and provision is mainly Banistmo S.A.'s classification as asset held for sale since December 18, 2025, as during 2025 the portfolio showed strong disbursement dynamics.

Stage 2 (Lifetime expected credit losses)
The exposure in Stage 2 decreased by COP (3,379,222) and the loss allowance registered a negative variation of COP (396,249). The decrease in exposure and provisions in this stage is primarily due to the Banistmo S.A.'s classification as asset held for sale since December 18, 2025, partially offset by an increase in impairment of specific clients in the commercial portfolio in Colombia and the consumer portfolio in Guatemala.

Stage 3 (Lifetime expected credit losses)
The exposure in Stage 3 decreased by COP (4,977,609) and the loss allowance decreased by COP (2,363,654). The reduction in exposure and provisions in this stage is mainly Banistmo S.A.'s classification as asset held for sale since December 18, 2025 and the strong performance observed in the portfolio during 2025.

For more information about Banistmo S.A.'s classification as asset held for sale see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

As of December 31, 2025
Commercial

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	137,761,467	(502,037)	5,545,788	(459,510)	9,945,556	(6,297,683)	153,252,811	(7,259,230)
Reclassification to assets held for sale(1)	(12,125,138)	45,922	(1,608,363)	33,845	(2,265,986)	891,010	(15,999,487)	970,777
Transfers of financial instruments:	(1,599,937)	79,247	412,309	30,925	1,187,628	(110,172)	-	-
Transfers from stage 1 to stage 2	(1,579,903)	17,471	1,579,903	(17,471)	-	-	-	-
Transfers from stage 1 to stage 3	(551,698)	129,948	-	-	551,698	(129,948)	-	-
Transfers from stage 2 to stage 1	521,590	(36,027)	(521,590)	36,027	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(798,490)	109,139	798,490	(109,139)	-	-
Transfers from stage 3 to stage 1	10,074	(32,145)	-	-	(10,074)	32,145	-	-
Transfers from stage 3 to stage 2	-	-	152,486	(96,770)	(152,486)	96,770	-	-
Remeasurement arising from transfer of stage	(576,552)	(54,986)	(212,241)	(55,034)	141,315	(1,115,161)	(647,478)	(1,225,181)
Remeasurement from remaining in the stage	(7,895,159)	30,960	(144,129)	(32,521)	(337,299)	(159,442)	(8,376,587)	(161,003)
Remeasurement due to changes in economics factors	-	(108,077)	-	817	-	2,038	-	(105,222)
Remeasurement due to changes in model inputs	-	63,096	-	59,654	-	(45,466)	-	77,284
New financial assets originated(2)	75,155,440	(183,471)	1,199,076	(153,031)	1,099,244	(697,146)	77,453,760	(1,033,648)
Financial assets that have been derecognized	(56,859,784)	154,753	(1,209,177)	91,006	(1,426,985)	1,076,378	(59,495,946)	1,322,137
Charges-off	(7,394)	480	(43,895)	21,388	(1,282,995)	1,312,416	(1,334,284)	1,334,284
Foreign Exchange and other movements	(4,952,926)	8,956	(150,346)	8,349	(121,595)	105,033	(5,224,867)	122,338
Balance at December 31, 2025	128,900,017	(465,157)	3,789,022	(454,112)	6,938,883	(5,038,195)	139,627,922	(5,957,464)
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.(2) Includes financial assets originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	46,697,013	(1,370,712)	5,118,607	(1,644,274)	4,000,063	(3,482,791)	55,815,683	(6,497,777)
Reclassification to assets held for sale(1)	(4,807,840)	129,943	(776,756)	244,003	(276,624)	228,903	(5,861,220)	602,849
Transfers of financial instruments:	(1,615,302)	(93,716)	532,447	38,985	1,082,855	54,731	-	-
Transfers from stage 1 to stage 2	(1,518,885)	102,096	1,518,885	(102,096)	-	-	-	-
Transfers from stage 1 to stage 3	(927,968)	64,375	-	-	927,968	(64,375)	-	-
Transfers from stage 2 to stage 1	748,932	(184,573)	(748,932)	184,573	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(468,223)	154,938	468,223	(154,938)	-	-
Transfers from stage 3 to stage 1	82,619	(75,614)	-	-	(82,619)	75,614	-	-
Transfers from stage 3 to stage 2	-	-	230,717	(198,430)	(230,717)	198,430	-	-
Remeasurement arising from transfer of stage	(361,401)	261,035	(368,351)	(102,279)	1,039,113	(3,304,618)	309,361	(3,145,862)
Remeasurement from remaining in the stage	(3,747,909)	153,169	(182,635)	151,134	(4,227)	1,762	(3,934,771)	306,065
Remeasurement due to changes in economics factors	-	(207,564)	-	(1,466)	-	3,526	-	(205,504)
Remeasurement due to changes in model inputs	-	13,396	-	(137,978)	-	10,475	-	(114,107)
New financial assets originated(2)	22,087,030	(548,952)	1,937,447	(651,351)	772,622	(636,814)	24,797,099	(1,837,117)
Financial assets that have been derecognized	(10,676,274)	291,106	(770,167)	275,579	(435,700)	372,927	(11,882,141)	939,612
Charges-off	(546,673)	49,407	(760,127)	357,949	(3,306,777)	4,206,221	(4,613,577)	4,613,577
Foreign Exchange and other movements	(1,659,764)	45,487	(133,041)	35,024	(84,083)	126,990	(1,876,888)	207,501
Balance at December 31, 2025	45,368,880	(1,277,401)	4,597,424	(1,434,674)	2,787,242	(2,418,688)	52,753,546	(5,130,763)
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Includes financial assets originated and restructured.

Financial Leases

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	22,561,434	(118,828)	3,212,710	(234,230)	1,517,460	(735,214)	27,291,604	(1,088,272)
Reclassification to assets held for sale(1)	(514,783)	4,049	(20,980)	2,247	(31,870)	21,693	(567,633)	27,989
Transfers of financial instruments:	(583,172)	(19,345)	324,853	29,925	258,319	(10,580)	-	-
Transfers from stage 1 to stage 2	(895,754)	11,458	895,754	(11,458)	-	-	-	-
Transfers from stage 1 to stage 3	(110,470)	2,658	-	-	110,470	(2,658)	-	-
Transfers from stage 2 to stage 1	422,790	(33,269)	(422,790)	33,269	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(316,924)	53,288	316,924	(53,288)	-	-
Transfers from stage 3 to stage 1	262	(192)	-	-	(262)	192	-	-
Transfers from stage 3 to stage 2	-	-	168,813	(45,174)	(168,813)	45,174	-	-
Remeasurement arising from transfer of stage	(48,812)	30,400	(80,891)	(48,481)	49,833	(257,550)	(79,870)	(275,631)
Remeasurement from remaining in the stage	(1,991,928)	17,943	(70,056)	14,965	(70,210)	(4,279)	(2,132,194)	28,629
Remeasurement due to changes in economics factors	-	(39,665)	-	(1,077)	-	(525)	-	(41,267)
Remeasurement due to changes in model inputs	-	9,117	-	5,909	-	(62,139)	-	(47,113)
New financial assets originated(2)	6,649,904	(18,572)	206,109	(9,975)	22,459	(11,093)	6,878,472	(39,640)
Financial assets that have been derecognized	(2,072,585)	9,456	(260,935)	16,462	(216,667)	77,107	(2,550,187)	103,025
Charges-off	(105)	4	(72,142)	71,196	(190,389)	191,436	(262,636)	262,636
Foreign Exchange and other movements	(76,563)	236	(6,351)	207	(1,513)	2,409	(84,427)	2,852
Balance at December 31, 2025	23,923,390	(125,205)	3,232,317	(152,852)	1,337,422	(788,735)	28,493,129	(1,066,792)
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Includes financial assets originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	37,076,580	(158,420)	2,701,930	(315,726)	1,963,091	(761,031)	41,741,601	(1,235,177)
Reclassification to assets held for sale(1)	(9,452,639)	34,415	(1,357,043)	90,049	(684,397)	162,164	(11,494,079)	286,628
Transfers of financial instruments:	(477,672)	(33,513)	248,173	(1,080)	229,499	34,593	-	-
Transfers from stage 1 to stage 2	(571,346)	12,468	571,346	(12,468)	-	-	-	-
Transfers from stage 1 to stage 3	(205,738)	4,973	-	-	205,738	(4,973)	-	-
Transfers from stage 2 to stage 1	298,159	(50,598)	(298,159)	50,598	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(289,490)	53,061	289,490	(53,061)	-	-
Transfers from stage 3 to stage 1	1,253	(356)	-	-	(1,253)	356	-	-
Transfers from stage 3 to stage 2	-	-	264,476	(92,271)	(264,476)	92,271	-	-
Remeasurement arising from transfer of stage	(20,554)	44,968	(18,660)	(12,478)	52,712	(149,859)	13,498	(117,369)
Remeasurement from remaining in the stage	(1,338,191)	6,160	(20,607)	30,495	35,581	(91,633)	(1,323,217)	(54,978)
Remeasurement due to changes in economics factors	-	(13,278)	-	(1,704)	-	-	-	(14,982)
Remeasurement due to changes in model inputs	-	25,376	-	15,953	-	479	-	41,808
New financial assets originated(2)	8,773,202	(21,501)	111,527	(15,307)	44,135	(17,817)	8,928,864	(54,625)
Financial assets that have been derecognized	(2,362,816)	8,668	(94,631)	14,923	(127,539)	60,260	(2,584,986)	83,851
Charges-off	(1,526)	1	(423)	3	(75,448)	77,393	(77,397)	77,397
Foreign Exchange and other movements	(745,144)	769	(18,290)	576	(24,478)	8,411	(787,912)	9,756
Balance at December 31, 2025	31,451,240	(106,355)	1,551,976	(194,296)	1,413,156	(677,040)	34,416,372	(977,691)

(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Includes financial assets originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	1,175,803	(24,982)	91,256	(20,021)	85,150	(54,279)	1,352,209	(99,282)
Reclassification to assets held for sale(1)	(580,125)	4,720	(48,619)	3,771	(38,067)	12,291	(666,811)	20,782
Transfers of financial instruments:	(54,800)	1,009	28,536	1,683	26,264	(2,692)	-	-
Transfers from stage 1 to stage 2	(40,405)	1,811	40,405	(1,811)	-	-	-	-
Transfers from stage 1 to stage 3	(21,187)	1,084	-	-	21,187	(1,084)	-	-
Transfers from stage 2 to stage 1	6,737	(1,845)	(6,737)	1,845	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(6,062)	2,348	6,062	(2,348)	-	-
Transfers from stage 3 to stage 1	55	(41)	-	-	(55)	41	-	-
Transfers from stage 3 to stage 2	-	-	930	(699)	(930)	699	-	-
Remeasurement arising from transfer of stage	(3,107)	1,580	(8,565)	(7,429)	(8,615)	(30,397)	(20,287)	(36,246)
Remeasurement from remaining in the stage	(132,363)	3,246	(2,418)	987	(909)	309	(135,690)	4,542
Remeasurement due to changes in economics factors	-	(1,354)	-	74	-	79	-	(1,201)
Remeasurement due to changes in model inputs	-	349	-	(1,985)	-	404	-	(1,232)
New financial assets originated(2)	637,291	(25,040)	80,827	(27,711)	28,036	(19,907)	746,154	(72,658)
Financial assets that have been derecognized	(143,836)	4,721	(8,734)	3,040	(3,657)	3,182	(156,227)	10,943
Charges-off	(10,034)	729	(11,807)	5,976	(31,012)	46,148	(52,853)	52,853
Foreign Exchange and other movements	(3,155)	50	(146)	37	(182)	176	(3,483)	263
Balance at December 31, 2025	885,674	(34,972)	120,330	(41,578)	57,008	(44,686)	1,063,012	(121,236)
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Includes financial assets originated and restructured.

Variation December 2024 vs December 2023
Stage 1 (12-month expected credit losses)
The exposure in Stage 1 increased by COP 22,899,408 and the loss allowance increased by COP (1,520,924). The increase in the portfolio in this Stage is mainly due to the dynamics of disbursements in the corporate portfolio and the restatement of dollar loans into Colombian Pesos due to the increase in the exchange rate. The decrease in the loss allowance is due to a higher portfolio participation in lower-risk categories and the macroeconomic impact on the PD (probability of default) models, which have a more favorable economic outlook, where a downward trend in interest rates in Colombia is observed, which positively affects the portfolios of individuals.
Stage 2 (Lifetime expected credit losses)
The exposure in Stage 2 increased by COP 627,630 and the loss allowance increased by COP 137,359. The increase in exposure is mainly due to clients in the corporate portfolio classified as medium risk, through monitoring by the Special Client Management Committee, and a higher number of restructurings compared to the previous year. The increase in the provision is consistent with the arrival of these clients.
Stage 3 (Lifetime expected credit losses)
The exposure in Stage 3 increased by COP 1,975,223 and the loss allowance increased by COP 1,340,200. This variation in exposure and provisions is primarily due to the deterioration of clients in the legal entity portfolio, which includes both corporate clients and SMEs. Significant defaults were particularly observed in the pharmaceutical, commerce, manufacturing, and construction sectors.
As of December 31, 2024
Commercial

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	120,773,927	(638,095)	5,453,537	(425,470)	8,459,932	(5,226,701)	134,687,396	(6,290,266)
Transfers of financial instruments:	(1,548,717)	(13,835)	(200,399)	101,921	1,749,116	(88,086)	-	-
Transfers from stage 1 to stage 2	(1,625,193)	22,890	1,625,193	(22,890)	-	-	-	-
Transfers from stage 1 to stage 3	(1,207,431)	36,155	-	-	1,207,431	(36,155)	-	-
Transfers from stage 2 to stage 1	1,278,864	(70,018)	(1,278,864)	70,018	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(633,645)	86,370	633,645	(86,370)	-	-
Transfers from stage 3 to stage 1	5,043	(2,862)	-	-	(5,043)	2,862	-	-
Transfers from stage 3 to stage 2	-	-	86,917	(31,577)	(86,917)	31,577	-	-
Remeasurement arising from transfer of stage	(537,295)	42,814	(254,631)	(33,104)	(236,667)	(1,205,996)	(1,028,593)	(1,196,286)
Remeasurement from remaining in the stage	(7,993,068)	112,459	(269,421)	38,168	29,358	(329,489)	(8,233,131)	(178,862)
Remeasurement due to changes in economics factors	-	3,800	-	(1,359)	-	109	-	2,550
Remeasurement due to changes in model inputs	-	12,929	-	(60,157)	-	28,775	-	(18,453)
New financial assets originated(1)	83,411,122	(234,532)	2,012,893	(166,762)	1,595,995	(954,919)	87,020,010	(1,356,213)
Financial assets that have been derecognized	(61,617,701)	229,467	(1,631,559)	81,976	(1,177,975)	734,137	(64,427,235)	1,045,580
Charges-off	(18,847)	872	(71,910)	24,045	(886,986)	952,826	(977,743)	977,743
Foreign Exchange and other movements	5,292,046	(17,916)	507,278	(18,768)	412,783	(208,339)	6,212,107	(245,023)
Balance at December 31, 2024	137,761,467	(502,037)	5,545,788	(459,510)	9,945,556	(6,297,683)	153,252,811	(7,259,230)
(1)Includes financial assets originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	46,060,615	(2,672,234)	4,407,067	(1,584,505)	4,124,087	(3,460,299)	54,591,769	(7,717,038)
Transfers of financial instruments:	(3,287,690)	167,853	1,334,175	(32,948)	1,953,515	(134,905)	-	-
Transfers from stage 1 to stage 2	(2,355,931)	236,700	2,355,931	(236,700)	-	-	-	-
Transfers from stage 1 to stage 3	(1,694,306)	185,537	-	-	1,694,306	(185,537)	-	-
Transfers from stage 2 to stage 1	705,570	(207,512)	(705,570)	207,512	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(572,936)	195,424	572,936	(195,424)	-	-
Transfers from stage 3 to stage 1	56,977	(46,872)	-	-	(56,977)	46,872	-	-
Transfers from stage 3 to stage 2	-	-	256,750	(199,184)	(256,750)	199,184	-	-
Remeasurement arising from transfer of stage	(322,470)	214,334	(389,162)	(153,151)	1,432,594	(4,673,940)	720,962	(4,612,757)
Remeasurement from remaining in the stage	(3,891,488)	246,406	(137,592)	(27,302)	27,126	(96,141)	(4,001,954)	122,963
Remeasurement due to changes in economics factors	-	13,782	-	8,102	-	(4,463)	-	17,421
Remeasurement due to changes in model inputs	-	370,905	-	(37,890)	-	(28,501)	-	304,514
New financial assets originated(1)	18,171,352	(503,056)	1,702,506	(592,301)	1,099,137	(970,118)	20,972,995	(2,065,475)
Financial assets that have been derecognized	(11,013,532)	597,248	(895,311)	336,485	(525,071)	422,288	(12,433,914)	1,356,021
Charges-off	(1,093,049)	266,898	(1,092,436)	502,944	(4,221,036)	5,636,679	(6,406,521)	6,406,521
Foreign Exchange and other movements	2,073,275	(72,848)	189,360	(63,708)	109,711	(173,391)	2,372,346	(309,947)
Balance at December 31, 2024	46,697,013	(1,370,712)	5,118,607	(1,644,274)	4,000,063	(3,482,791)	55,815,683	(6,497,777)
(1)Includes financial assets originated and restructured.
Financial leases

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	22,553,128	(145,429)	3,293,100	(206,641)	1,430,829	(672,505)	27,277,057	(1,024,575)
Transfers of financial instruments:	(626,993)	(32,495)	164,252	42,979	462,741	(10,484)	-	-
Transfers from stage 1 to stage 2	(807,360)	11,270	807,360	(11,270)	-	-	-	-
Transfers from stage 1 to stage 3	(301,609)	5,217	-	-	301,609	(5,217)	-	-
Transfers from stage 2 to stage 1	476,482	(48,011)	(476,482)	48,011	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(261,903)	28,911	261,903	(28,911)	-	-
Transfers from stage 3 to stage 1	5,494	(971)	-	-	(5,494)	971	-	-
Transfers from stage 3 to stage 2	-	-	95,277	(22,673)	(95,277)	22,673	-	-
Remeasurement arising from transfer of stage	(29,224)	26,927	(111,911)	(24,264)	82,688	(332,058)	(58,447)	(329,395)
Remeasurement from remaining in the stage	(2,030,801)	1,024	(36,408)	6,618	(48,471)	19,994	(2,115,680)	27,636
Remeasurement due to changes in economics factors	-	388	-	(1,315)	-	3,278	-	2,351
Remeasurement due to changes in model inputs	-	33,405	-	(39,054)	-	(19,599)	-	(25,248)
New financial assets originated(1)	4,685,664	(16,709)	265,140	(61,525)	43,177	(26,867)	4,993,981	(105,101)
Financial assets that have been derecognized	(2,161,635)	14,818	(369,040)	13,130	(232,037)	116,203	(2,762,712)	144,151
Charges-off	(2,309)	116	(626)	38,690	(225,704)	189,833	(228,639)	228,639
Foreign Exchange and other movements	173,604	(873)	8,203	(2,848)	4,237	(3,009)	186,044	(6,730)
Balance at December 31, 2024	22,561,434	(118,828)	3,212,710	(234,230)	1,517,460	(735,214)	27,291,604	(1,088,272)
(1)Includes financial assets originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	32,210,648	(184,915)	2,628,654	(284,921)	1,411,106	(553,370)	36,250,408	(1,023,206)
Transfers of financial instruments:	(530,580)	(63,741)	(110,527)	65,658	641,107	(1,917)	-	-
Transfers from stage 1 to stage 2	(1,054,660)	17,932	1,054,660	(17,932)	-	-	-	-
Transfers from stage 1 to stage 3	(388,239)	7,709	-	-	388,239	(7,709)	-	-
Transfers from stage 2 to stage 1	911,038	(89,109)	(911,038)	89,109	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(575,585)	77,114	575,585	(77,114)	-	-
Transfers from stage 3 to stage 1	1,281	(273)	-	-	(1,281)	273	-	-
Transfers from stage 3 to stage 2	-	-	321,436	(82,633)	(321,436)	82,633	-	-
Remeasurement arising from transfer of stage	(46,383)	71,166	(34,361)	(69,232)	58,849	(197,427)	(21,895)	(195,493)
Remeasurement from remaining in the stage	(1,500,100)	146	(28,254)	(50,026)	(14,983)	(92,113)	(1,543,337)	(141,993)
Remeasurement due to changes in economics factors	-	(655)	-	232	-	-	-	(423)
Remeasurement due to changes in model inputs	-	35,570	-	38,196	-	(59,346)	-	14,420
New financial assets originated(1)	7,250,404	(24,146)	89,441	(15,434)	38,103	(15,032)	7,377,948	(54,612)
Financial assets that have been derecognized	(2,219,679)	13,232	(88,540)	12,205	(114,124)	47,832	(2,422,343)	73,269
Charges-off	(3,221)	263	(2,019)	1,789	(138,645)	141,833	(143,885)	143,885
Foreign Exchange and other movements	1,915,491	(5,340)	247,536	(14,193)	81,678	(31,491)	2,244,705	(51,024)
Balance at December 31, 2024	37,076,580	(158,420)	2,701,930	(315,726)	1,963,091	(761,031)	41,741,601	(1,235,177)
(1)Includes financial assets originated and restructured.
Small business loans

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	774,571	(55,230)	260,303	(34,865)	110,143	(77,923)	1,145,017	(168,018)
Transfers of financial instruments:	48,693	4,363	(90,096)	465	41,403	(4,828)	-	-
Transfers from stage 1 to stage 2	(32,175)	5,260	32,175	(5,260)	-	-	-	-
Transfers from stage 1 to stage 3	(26,237)	3,577	-	-	26,237	(3,577)	-	-
Transfers from stage 2 to stage 1	106,886	(4,362)	(106,886)	4,362	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(22,854)	3,333	22,854	(3,333)	-	-
Transfers from stage 3 to stage 1	219	(112)	-	-	(219)	112	-	-
Transfers from stage 3 to stage 2	-	-	7,469	(1,970)	(7,469)	1,970	-	-
Remeasurement arising from transfer of stage	(8,293)	2,046	(11,218)	(35)	2,245	(59,190)	(17,266)	(57,179)
Remeasurement from remaining in the stage	(119,140)	13,134	(1,716)	9,558	(4,671)	(1,179)	(125,527)	21,513
Remeasurement due to changes in economics factors	-	549	-	103	-	(52)	-	600
Remeasurement due to changes in model inputs	-	9,603	-	(169)	-	(740)	-	8,694
New financial assets originated(1)	774,418	(15,290)	42,211	(6,973)	18,044	(12,363)	834,673	(34,626)
Financial assets that have been derecognized	(323,208)	12,414	(120,903)	5,663	(27,026)	16,366	(471,137)	34,443
Charges-off	(19,210)	3,952	(19,407)	7,670	(60,507)	87,502	(99,124)	99,124
Foreign Exchange and other movements	47,972	(523)	32,082	(1,438)	5,519	(1,872)	85,573	(3,833)
Balance at December 31, 2024	1,175,803	(24,982)	91,256	(20,021)	85,150	(54,279)	1,352,209	(99,282)
(1)Includes financial assets originated and restructured.

For more information, see RISK MANAGEMENT in the credit risk section.

NOTE 7. ASSETS HELD FOR SALE AND INVENTORIES, NET
The breakdown of inventories and assets held for sale, net of the Cibest Corporate Group is as follows:

Assets held for sale and inventories	December 31, 2025 (1)	December 31, 2024
In millions of COP
Inventories, net	656,019	932,657
Assets held for sale, net	10,342	173,742
Total assets held for sale and inventories, net	666,361	1,106,399
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which recorded inventories of COP 129,046, impairment of COP 4,385, and assets held for sale of COP 124,660, which were reclassified to Assets related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity, Note 2.D12. Material accounting policies – Assets held for sale and discontinued operations, and Note 31. Discontinued Operation.
7.1. Inventories
Due to the nature of the financial services provided by some subsidiaries of the Cibest Corporate Group, assets provided through operating or financial leases to third parties that do not exercise the purchase option or that do not have a purchase option, are recorded as inventories once the agreement expires, considering that in the course of the ordinary activities performed by such subsidiaries, those assets are routinely sold.
In addition, the Cibest Corporate Group companies have a business unit that develops real estate, which are sold in the ordinary course of business and are classified as inventories.

The Cibest Corporate Group inventories at December 31, 2025, and 2024, are summarized as follows:

Inventories	December 31, 2025 (1)	December 31, 2024
In millions of COP
Lands and buildings(2)	457,482	576,556
Vehicles(3)	182,745	365,173
Machinery and others(4)	41,335	32,166
Total inventory cost	681,562	973,895
Impairment	(25,543)	(41,238)
Total inventories, net	656,019	932,657
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.
(2)The decrease corresponds mainly to Fondo Inmobiliario Colombia, which is associated with autonomous trusts that develop projects to sell real estate units.
(3) The variation corresponds mainly to Bancolombia due to higher vehicle sales during 2025.
(4) The increase corresponds mainly to income from machinery and equipment received in processes with customers.

As of December 31, 2025, Banistmo S.A. (subsidiary classified as an asset held for sale) had a inventory cost of COP 129,046 and impairment of COP 4,385. For more information, see Note 31. Discontinued operations.
Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.
There are one hundred twenty-nine thousand forty-six inventories pledged as collateral for liabilities as of December 31, 2025, and 2024.

7.2. Assets held for sale
The assets recognized by the Cibest Corporate Group as assets held for sale correspond to machinery, equipment, motor vehicles, and technology, among others that have been received as assets received in lieu of payment.
These assets are subject to a current plan for their sale, which contains the details of the selling price allocation and the advertising and marketing plan. Furthermore, the plan specifies the conditions to proceed with the selling process.
The total balance of assets held for sale, by operating segment, are detailed below:
As of December 31, 2025

Assets held for sale	Banking Colombia	Banking El Salvador	Banking Guatemala	Total (1)
In millions of COP
Machinery and equipment	5,622	-	-	5,622
Cost	5,658	-	-	5,658
Impairment	(36)	-	-	(36)
Real estate for residential purposes	1,909	1,168	1,507	4,584
Cost	1,909	1,168	1,507	4,584
Impairment	-	-	-	-
Real estate different from residential properties	136	-	-	136
Cost	136	-	-	136
Impairment	-	-	-	-
Total assets held for sale - cost	7,703	1,168	1,507	10,378
Total assets held for sale - impairment	(36)	-	-	(36)
Total assets held for sale	7,667	1,168	1,507	10,342
(1) The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.

For 2025 there are four thousand three hundred eighty-five assets related to investments held for sale.
As of December 31, 2024

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Total
In millions of COP
Machinery and equipment	5,563	4,522	-	-	10,085
Cost	5,660	4,532	-	-	10,192
Impairment	(97)	(10)	-	-	(107)
Real estate for residential purposes	2,887	111,983	6,349	12,644	133,863
Cost	2,887	116,214	6,374	12,673	138,148
Impairment	-	(4,231)	(25)	(29)	(4,285)
Real estate different from residential properties	182	29,612	-	-	29,794
Cost	182	29,787	-	-	29,969
Impairment	-	(175)	-	-	(175)
Total assets held for sale - cost	8,729	150,533	6,374	12,673	178,309
Total assets held for sale - impairment	(97)	(4,416)	(25)	(29)	(4,567)
Total assets held for sale(1)	8,632	146,117	6,349	12,644	173,742
(1)For 2024 there are no assets related to investments held for sale.
Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.

NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents information regarding Cibest Corporate Group investments in associates and joint ventures:

Composition	December 31, 2025	December 31, 2024
In millions of COP
Investments in associates(1)	3,013,466	2,768,611
Investments in joint ventures(2)	298,040	160,373
Total investments in associates and joint ventures	3,311,506	2,928,984
(1)As of December 31, 2025, and 2024, the amount includes investments in associates at fair value for COP 2,041,402 and COP 1,830,884, respectively, see Note 30. Fair value of assets and liabilities. Additionally, the amount includes investments in associates at equity method value for COP 972,064 and COP 937,727, respectively.
(2)All investments in joint ventures are accounted for using the equity method.
The following are the investments in associates that Cibest Corporate Group holds as of December 31, 2025, and 2024:

Company name	Main activity	Country	December 31, 2025			December 31, 2024
			% of Ownership interest	Carrying amount		% of Ownership interest	Carrying amount
In millions of COP
P.A Viva Malls(1)	Development and operation of commercial spaces	Colombia	49.00%	1,990,554		49.00%	1,817,503
Protección S.A.(1)	Administration of pension and severance funds	Colombia	20.58%	661,833		20.58%	625,370
P.A El Bosque	Real estate ecosystems	Colombia	14.11%	82,547	*	14.11%	85,863	*
Titularizadora Colombiana S.A. Hitos.	Mortgage portfolio securities	Colombia	26.98%	44,726	*	26.98%	42,050	*
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	43,701	*	20.36%	42,190	*
P.A El Otoño	Real estate ecosystems	Colombia	16.30%	38,867	*	16.30%	36,676	*
P.A Lote Palermo(2)	Real estate ecosystems	Colombia	37.50%	37,294		- %	-
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	28,613	*	19.94%	23,706	*
Patria Asset Management S.A.	Investment management services	Colombia	49.31%	24,742	*	49.31%	20,428
P.A Distrito Vera	Real estate ecosystems	Colombia	33.33%	13,408		33.33%	13,325
Servicios Financieros, S.A. de C.V.	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	12,567	*	49.78%	12,695	*
Servicio Salvadoreño de Protección, S. A. de C.V.	Custodial services and transfer of monetary types	El Salvador	25.00%	12,145	*	25.00%	13,382	*
P.A La Felicidad	Real estate ecosystems	Colombia	20.00%	7,689	*	20.00%	4,067	*
P.A Boreal	Real estate ecosystems	Colombia	20.00%	5,622	*	20.00%	8,658	*
P.A Madrid II	Real estate ecosystems	Colombia	20.00%	4,129	*	20.00%	3,103	*
Reintegra S.A.S.	Collections and recovery of portfolio	Colombia	46.00%	2,696	*	46.00%	3,520
Agricapital S.A.S.	Financial services	Colombia	10.79%	1,064	*	10.79%	991	*
ACH de El Salvador, S. A. de C.V.	Electronic transfer services	El Salvador	25.00%	842	*	25.00%	1,544	*
P.A Mirador de la Ciénaga.	Real estate ecosystems	Colombia	13.00%	281	*	13.00%	4,326	*
Fideicomiso Locales Distrito Vera	Real estate ecosystems	Colombia	33.33%	146		33.33%	56
Internacional Ejecutiva de Aviación S.A.S.(3)	Aircraft and aircraft travel service	Colombia	- %	-		37.50%	9,158
Servicios de Identidad Digital S.A.S.(4)	Digital services	Colombia	- %	-		33.33%	-
Total investments in associates				3,013,466			2,768,611
(1)For further information, see table the changes in the carrying amount of associates of Cibest Corporate Group as of December 31, 2025 and 2024.
(2)Investment reclassified from equity instrument to associate by FCP Fondo Colombia Inmobiliario S.A. in November 2025.
(3)It is reclassified as a joint venture due to the increase in the percentage of ownership with the purchase of 562,500 shares from Grupo Argos S.A. for COP 453 in September 2025.

(4)On July 2, 2025, the liquidation certificate was filed with the Chamber of Commerce and the company's registration was canceled. As of December 31, 2024, the carrying amount of this investment was COP 0, due to the recognition of the entity's losses during the year through the application of the equity method.

(For the purposes of applying the equity method of accounting, financial statements as of November 30, 2025, and 2024 have been used. However, Cibest Corporate Group does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2025, and 2024.
The following table sets forth the changes in the carrying amount of associates of Cibest Corporate Group as of December 31, 2025, and 2024:

	December 31, 2025				December 31, 2024
	In millions of COP
	P.A Viva Malls	Protección S.A.	Others	Total	P.A Viva Malls	Protección S.A.	Others	Total
Balance as of January 1,	1,817,503	625,370	325,738	2,768,611	1,661,679	594,105	270,289	2,526,073
Equity method(1)	173,051	77,538	65,648	316,237	155,824	94,180	61,189	311,193
OCI (Equity method)	-	88	(140)	(52)	-	(8,464)	1,642	(6,822)
OCI (Translation adjustment)	-	-	(4,244)	(4,244)	-	-	3,395	3,395
Purchase / capitalizations	-	-	4,934	4,934	-	-	38,285	38,285
Sales or refund of contributions	-	-	(23,044)	(23,044)	-	-	(21,041)	(21,041)
Impairment loss(2)	-	-	-	-	-	-	(26)	(26)
Dividends	-	(41,163)	(37,067)	(78,230)	-	(55,558)	(27,432)	(82,990)
Transfers(3)	-	-	28,137	28,137	-	-	-	-
Others	-	-	1,117	1,117	-	1,107	(563)	544
Balance as of December 31,	1,990,554	661,833	361,079	3,013,466	1,817,503	625,370	325,738	2,768,611
(1)For further information see Note 25.5. Dividends and net income on equity investments.
(2)For 2024, Cibest Corporate Group management performed a valuation, to establish the recoverable amounts based in value in use of Reintegra S.A.S., which amounted to COP 3,737, with a discount rate of 20.39%. As a result of the valuation, the recoverable amounts of the investment were lower than the carrying amount of each year, for this, Cibest Corporate Group recorded an impairment in the Consolidated Statement of Income for COP 26. For further information see Note 25.5. Dividends and net income on equity investments.
(3)Net effect between the transfer of P.A. Lote Palermo from other equity instruments and the reclassification of Internacional Ejecutiva de Aviación S.A.S. to joint ventures.

The following is additional information regarding Cibest Corporate Group’s most significant associates as of December 31, 2025, and 2024:
As of December 31, 2025

Company name	Assets (unaudited)	Liabilities (unaudited)	OCI (unaudited)	Income from ordinary activities (unaudited)	Profits (unaudited)
In millions of COP
P.A Viva Malls	4,112,818	50,463	-	885,803	469,813
Protección S.A.	3,422,617	804,200	39,060	1,959,129	376,826

As of December 31, 2024

Company name	Assets (unaudited)	Liabilities (unaudited)	OCI (unaudited)	Income from ordinary activities (unaudited)	Profits (unaudited)
In millions of COP
P.A Viva Malls	3,823,893	114,703	-	761,198	487,123
Protección S.A.	3,194,045	752,834	38,953	1,884,277	446,532
The dividends received from the associate at fair value P.A Viva Malls for the year ended December 31, 2025, and 2024 are COP 135,246 and COP 121,977, respectively. These are included in the line Dividends and net income on equity investments in the Consolidated Statement of Income. Dividends are received in Protección S.A. for the year ended December 31, 2025 and 2024 are COP 41,163, and COP 55,558, respectively, effect of the recognition of the equity method, recognized as a reduction in the value of the investment.
The following are the joint ventures that Cibest Corporate Group holds as of December 31, 2025, and 2024:

Company name	Main activity	Country	December 31, 2025		December 31, 2024
			% of Ownership interest	Carrying amount	% of Ownership interest	Carrying amount
In millions of COP
Compañía de Financiamiento TUYA S.A.(1)	Financing Services	Colombia	50.00%	235,908	50.00%	95,106
Puntos Colombia S.A.S.	Administration of the customers loyalty	Colombia	50.00%	28,862	50.00%	17,691
Internacional Ejecutiva de Aviación S.A.S.(2)	Aircraft and aircraft travel service	Colombia	50.00%	12,962	- %	-
Fondo de Capital Privado Ruta del Sol compartimento A	Investment in infrastructure projects	Colombia	26.30%	10,606	26.30%	10,597	*
Ecosistemas Digitales de Negocio S.A.S.	Digital electronic billing services	Colombia	50.00%	4,502	50.00%	3,182
P.A Blup	Inventory finance and comprehensive logistics operation	Colombia	50.00%	4,327	50.00%	3,888
P.A Coba	Technological platform development	Colombia	51.78%	602	51.78%	1,720
P.A Acelera TI	IT talent development	Colombia	50.00%	195	50.00%	279
P.A Avicapital	Purchase and sale of loans and receivables	Colombia	50.00%	76	50.00%	75	*
P.A Laurel(3)	Renewable energies	Colombia	- %	-	50.00%	27,835
P.A Reintegra(4)	Collections and recovery of portfolio	Colombia	46.00%	-	46.00%	-	*
P.A Muverang(5)	Sustainable mobility services	Colombia	33.33%	-	33.33%	-	*
Total investments in joint venture				298,040		160,373
(1)For further information, see table the changes in the carrying amount of joint ventures of Cibest Corporate Group as of December 31, 2025, and 2024.
(2)It is reclassified from associate to joint venture due to the increase in the percentage of ownership with the purchase of 562,500 shares from Grupo Argos S.A. for COP 453 in September 2025.
(3)Investment sold by Inversiones CFNS S.A.S in September 2025. For further information see Note 25.5. Dividends and net income on equity investments.
(4)In 2025 and 2024, the carrying amount at the end of the year is COP 0, because the amount of downstream transactions between Bancolombia S.A. and P.A Reintegra made during these years.
(5)In 2025 and 2024, the value of the investment in the company is COP 0, due to the recognition of the equity method and impairment of the company.
(For the purposes of applying the equity method of accounting, financial statements as of November 30, 2025, and 2024 have been used. However, Cibest Corporate Group does not consider that any adjustments have to be made since no significant transactions took place between these dates and December 31, 2025, and 2024.

The following table sets forth the changes in the carrying amount of joint ventures of Cibest Corporate Group as of December 31, 2025, and 2024:

	December 31, 2025			December 31, 2024
	In millions of COP
	Compañía de financiamiento Tuya S.A.	Others	Total	Compañía de financiamiento Tuya S.A.	Others	Total
Balance as of January 1,	95,106	65,267	160,373	410,324	61,206	471,530
Equity method(1)	22,935	9,790	32,725	(79,681)	(8,940)	(88,621)
OCI (Equity method)	-	(18)	(18)	-	-	-
Purchase / capitalizations	-	9,764	9,764	76,751	15,437	92,188
Sales or refund of contributions	-	(27,114)	(27,114)	-	(403)	(403)
Recovery / (Impairment loss)(2)	117,867	-	117,867	(312,288)	(2,033)	(314,321)
Transfers(3)		9,158	9,158
Dividends	-	(4,715)	(4,715)	-	-	-
Balance as of December 31,	235,908	62,132	298,040	95,106	65,267	160,373
(1)For further information, see Note 25.5. Dividends and net income on equity investments.
(2)During 2025 and 2024, Cibest Corporate Group’s management requested a valuation of the joint venture Tuya S.A. to determine the recoverable amount, which amounted to COP 235,907 and COP 85,993 respectively, based on value in use; the valuation used discount rates of 13.70% - 14.20% and 12.90% - 16.10% respectively. As a result of the valuation, the recoverable amount of the investment was higher than the carrying amount for 2025 and lower for 2024; therefore, Cibest Corporate Group recognized a recovery of COP 117,867 and an impairment of COP 312,288, respectively, in the Consolidated Statement of Income. Additionally, in 2024, Cibest Corporate Group's management determined that, due to its divestment decision in P.A. Muverang, the recoverable amount is COP 0. ince the recoverable amount was lower than the carrying amount, an impairment of COP 2,033. was recognized in the Consolidated Statement of Income for the period. For further information, see Note 25.5. Dividends and net income on equity investments.
(3)Reclassification of Internacional Ejecutiva de Aviación S.A.S. from associates to joint ventures.

The following is additional information regarding the Cibest Corporate Group’s most significant joint ventures as of December 31, 2025 and 2024:
As of December 31, 2025

Company name	Assets (unaudited)(1)	Liabilities (unaudited)	Income from ordinary activities (unaudited)	Profit (unaudited)(2)
In millions of COP
Compañía de financiamiento Tuya S.A.	2,346,559	1,792,658	1,186,933	45,872
(1)Includes cash and cash equivalents for COP 175,888.
(2)Includes interest and valuation income for COP 444,415, credit impairment charges, net for COP 129,630, interest expenses for COP 174,042, depreciation and amortization for COP 28,302 and income tax revenue for COP 46,491.

As of December 31, 2024

Company name	Assets (unaudited)(1)	Liabilities (unaudited)	Income from ordinary activities (unaudited)	Loss (unaudited)(2)
In millions of COP
Compañía de financiamiento Tuya S.A.	2,830,280	2,322,251	1,505,074	155,514
(1)Includes cash and cash equivalents for COP 317,389.

(2)Includes interest and valuation income for COP 704,535, credit impairment charges, net for COP 510,496, interest expenses for COP 305,343, depreciation and amortization for COP 29,329 and income tax revenue for COP 53,566.

The accumulated other comprehensive income before tax of investments in associates and joint ventures as of December 31, 2025 and 2024, corresponds to COP (10,432) and COP (6,118), respectively.
As of December 31, 2025 and 2024, there are no restrictions on the ability of the associates and joint ventures to transfer funds to Cibest Corporate Group in the form of cash dividends. In the same way, there are no contingent liabilities incurred by Cibest Corporate Group regarding its interests in the aforementioned joint ventures and associates.

In the companies P.A El Bosque, P.A El Otoño, ACH Colombia S.A., P.A Mirador de la Ciénaga and Agricapital S.A.S. the participation of Cibest Corporate Group is less than 20%, however, it has participation in the Board of Directors and for this reason it is considered that it has significant influence over the decisions that may be taken in the company.
NOTE 9. INVESTMENT PROPERTIES
The table below sets forth the conciliation between the initial and ending balances of the market value of investment properties of Consolidated Statement of Financial Position at the end of the period:

	December 31, 2025	December 31, 2024
In millions of COP
Balance at the beginning of the year	5,580,109	4,709,911
Acquisitions	871,551	682,334
Subsequent expenditure recognized as an asset	181,782	222,167
Sales/Write-offs	(112,375)	(156,697)
Amount reclassified (to) from other assets(1)	(35,441)	(77,862)
Gains on valuation(2)	109,781	200,256
Balance at the end of the period(3)	6,595,407	5,580,109
(1)The reclassification in 2025 and 2024 corresponds to properties of the Fondo Inmobiliario Colombia that were reclassified to the inventory category for COP 33,264 and COP 77,862, respectively. Additionally, in 2025, Bancolombia reclassified COP 2,177 to premises and equipment, considering the change in use of the asset.
(2)See Note 25.4. Other operating income.
(3)Between December 31, 2025, and 2024, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30. Fair value of assets and liabilities.

The valuation adjustments recorded by the Cibest Corporate Group related to its investment properties are detailed below:
As of December 31, 2025

Type of asset	Balance at the beginning of the year	Appraisals	Net increase	Amount reclassified to other asset(1)	Adjusted fair value at the end of the year
In millions of COP
Buildings	5,080,276	106,838	880,549	(35,441)	6,032,222
Lands	499,833	2,943	60,409	-	563,185
Total	5,580,109	109,781	940,958	(35,441)	6,595,407
(1) Corresponds due to the fact that in 2025 and 2024, certain properties belonging to the Colombia Real Estate Fund were reclassified as inventory.

As of December 31, 2024

Type of asset	Balance at the beginning of the year	Appraisals	Net increase(1)	Amount reclassified to other asset(2)	Amount reclassified from construction to finished(3)	Adjusted fair value at the end of the year
In millions of COP
Buildings	4,369,629	191,051	578,639	(77,862)	18,819	5,080,276
Lands	340,282	9,205	169,165	-	(18,819)	499,833
Total	4,709,911	200,256	747,804	(77,862)	-	5,580,109
(1) The net increase in buildings corresponds mainly the purchase of PA Cedis Sodimac for COP 461,815, and Constellation property for COP 161,427.
(2) In 2024 corresponds to property of Fondo Inmobiliario Colombia that were reclassified to the inventories category because they are assets intended to be sold in the ordinary course of business.
(3) In 2024 the movement corresponds to the reclassification of properties that were under construction and have already been completed.

Amounts recognized in the Consolidated Statement of Income for the period.
The table sets forth the main income recorded by the Cibest Corporate Group related to its investment properties:

	December 31, 2025	December 31, 2024	December 31, 2023
	In millions of COP
Income from rentals	360,610	325,286	228,325
Operating expenses due to:	61,658	60,334	39,191
Investment properties that generated income through rentals	26,225	37,394	28,813
Investment properties that did not generate income through rentals	35,433	22,940	10,378
Currently, there are no restrictions on the use or income derived from the buildings or lands that Cibest Corporate Group has as investment property.
The fair value of the Cibest Corporate Group investment properties for the year ending at December 31, 2025 and 2024, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

Fair value appraisals are carried out in accordance with IFRS 13. The reports made by the external consulting company contain the description of the valuation methodologies used, and key assumptions, such as, discount rates, calculation of applied expenses and income approach, among others. The fair value of the investment properties is based on the comparative market approach, which reflects the prices of recent transactions with similar characteristics. Upon determining the fair value of these investment properties, the greater and best use of these investment properties is their present use. For further information about measurement techniques and inputs used by consulting companies, see Note 30 Fair value of assets and liabilities.
As of December 31, 2025 and 2024, the Cibest Corporate Group does not have investment properties held under financial leases.

NOTE 10. PREMISES AND EQUIPMENT, NET
As of December 31, 2025 and 2024, the premises and equipment, net consisted of the following:

Composition	December 31, 2025(1)	December 31, 2024
In millions of COP
Premises and equipment for own use, net	2,410,891	2,650,602
Premises and equipment in operating leases, net	2,995,983	3,255,462
Total premises and equipment, net	5,406,874	5,906,064
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which recorded property and equipment, net, amounting to COP 90,536, which were reclassified to Assets related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.

As of December 31, 2025
Premises and equipment for own use

Premises and equipment for own use	Balance as of January 1, 2025	Roll - forward						Balance as of December 31, 2025(1)
		Reclassification to assets held for sale(1)	Additions(2)	Expenses depreciation and impairment(3)	Disposals	Transfers(4)	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	538,633	(8,646)	-	-	(4,007)	(3,406)	(28,942)	493,632
Construction in progress
Cost	46,689	-	21,124	-	-	(54,157)	(2,781)	10,875
Buildings
Cost	1,876,034	(212,870)	1,624	-	(10,874)	44,340	(77,951)	1,620,303
Accumulated depreciation	(574,669)	166,192	-	(28,289)	6,543	6,261	32,171	(391,791)
Furniture and fixtures
Cost	780,165	(87,437)	59,475	-	(16,527)	(1,405)	(26,733)	707,538
Accumulated depreciation	(464,712)	72,041	-	(45,846)	13,918	(157)	15,065	(409,691)
Accumulated impairment	-	-	-	(44)	44	-	-	-
Computer equipment
Cost	1,072,944	(127,379)	109,669	-	(58,991)	(1,189)	(34,209)	960,845
Accumulated depreciation	(646,428)	80,050	-	(108,511)	47,440	158	24,113	(603,178)
Accumulated impairment	-	-	-	(499)	499	-	-	-
Vehicles
Cost	36,434	(4,622)	6,298	-	(2,713)	1,507	(1,932)	34,972
Accumulated depreciation	(19,810)	2,668	-	(5,634)	2,000	-	1,148	(19,628)
Leasehold improvements
Cost	5,907	-	33,103	-	(177)	(31,048)	(251)	7,534
Accumulated depreciation	(585)	-	-	(28)	1	-	92	(520)
Total premises and equipment for own use - cost	4,356,806	(440,954)	231,293	-	(93,289)	(45,358)	(172,799)	3,835,699
Total premises and equipment - accumulated depreciation	(1,706,204)	320,951	-	(188,308)	69,902	6,262	72,589	(1,424,808)
Total premises and equipment - accumulated impairment	-	-	-	(543)	543	-	-	-
Total premises and equipment for own use, net	2,650,602	(120,003)	231,293	(188,851)	(22,844)	(39,096)	(100,210)	2,410,891
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which reports Premises and equipment for own use, net, of COP 90,536. The associated reclassification amounted to COP 120,003; the difference of COP 29,467 corresponds to the movements recognized between the classification date and the end of the period—mainly expenses depreciation and impairment, additions, disposals, transfers, and the effect of changes in foreign exchange rate—which affect Land; Construction in progress; Buildings; Furniture and fixtures; Computer equipment; Vehicles; and Leasehold improvements. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
(2) Corresponds mainly to Bancolombia S.A., due to the acquisition of computer equipment — including laptops, ATMs, central processing units (CPU), and digital recorders — as well as furniture and fixtures such as handling units, power plants, modular systems, and executive chairs. It also includes investments made in leasehold improvements across several branches and offices nationwide. Finally, it incorporates construction in progress projects related to educational infrastructure, operational branches, and corporate developments in different locations.
(3) The impairment mainly relates to Bancolombia S.A., and corresponds to the procedure applied to assets affected by obsolescence, accidents, and other events, resulting in their write‑off. See Note 26.3. Depreciation, amortization and impairment.
(4) Corresponds mainly to Bancolombia S.A. and includes movements in leasehold improvements transferred to right‑of‑use assets and to buildings, arising from adaptations at various branches. It also includes construction in progress transferred to buildings, the settlement of advances, transfers to idle assets, and reclassifications from investment properties. Movements in land correspond to transfers to idle assets and reclassifications from investment properties.

Premises and equipment in operating leases

Premises and equipment in operating leases	Balance as of January 1, 2025	Roll - forward				Balance as of December 31, 2025
		Additions(2)	Expenses depreciation and impairment(1)	Disposals(3)	Transfers
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	2,091
Accumulated depreciation	(868)	-	(254)	-	-	(1,122)
Computer equipment
Cost	265,230	77,896	-	(11,966)	(37,468)	293,692
Accumulated depreciation	(124,865)	-	(68,811)	9,786	33,038	(150,852)
Vehicles
Cost	4,066,966	907,677	-	(247,948)	(919,118)	3,807,577
Accumulated depreciation	(953,092)	-	(355,480)	66,120	287,049	(955,403)
Total premises and equipment in operating leases - cost	4,334,287	985,573	-	(259,914)	(956,586)	4,103,360
Total premises and equipment - accumulated depreciation	(1,078,825)	-	(424,545)	75,906	320,087	(1,107,377)
Total premises and equipment in operating leases, net	3,255,462	985,573	(424,545)	(184,008)	(636,499)	2,995,983
(1)See Note 26.3. Depreciation, amortization and impairment.
(2)Additions correspond mainly to Bancolombia S.A., explained by the purchase of vehicles to be placed into operating lease contracts, through Renting Colombia S.A.S.
(3)Corresponds mainly to Bancolombia S.A. and includes movements in vehicles arising from the transfer of assets whose operating lease contracts ended and were reclassified as inventory, as well as transfers to loan portfolio associated with financial lease repositioning.

Premises and equipment total

Premises and equipment total	Balance as of January 1, 2025	Roll - forward						Balance as of December 31, 2025(1)
		Reclassification to assets held for sale(1)	Additions	Expenses depreciation and impairment(2)	Disposals	Transfers(3)	Effect of changes in foreign exchange rate
In millions of COP
Total premises and equipment - cost	8,691,093	(440,954)	1,216,866	-	(353,203)	(1,001,944)	(172,799)	7,939,059
Total premises and equipment - accumulated depreciation	(2,785,029)	320,951	-	(612,853)	145,808	326,349	72,589	(2,532,185)
Total premises and equipment - accumulated impairment	-	-	-	(543)	543	-	-	-
Total premises and equipment, net	5,906,064	(120,003)	1,216,866	(613,396)	(206,852)	(675,595)	(100,210)	5,406,874

(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
(2)See Note 26.3. Depreciation, amortization and impairment.
(3)Total transfers of premises and equipment, net, to assets held for sale, net amount to COP (633,021).
As of December 31, 2024
Premises and equipment for own use

Premises and equipment for own use	Balance as of January 1, 2024	Roll - forward					Balance as of December 31, 2024
		Additions(1)	Expenses depreciation and impairment(2)	Disposals(3)	Transfers(4)	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	517,405	-	-	(8,729)	1,437	28,520	538,633
Construction in progress
Cost	83,633	27,273	-	(19,945)	(51,842)	7,570	46,689
Buildings
Cost	1,740,005	14,187	-	(17,843)	42,645	97,040	1,876,034
Accumulated depreciation	(493,196)	-	(36,311)	5,581	865	(51,608)	(574,669)
Furniture and fixtures
Cost	678,138	88,033	-	(20,444)	98	34,340	780,165
Accumulated depreciation	(415,517)	-	(42,332)	15,163	(6)	(22,020)	(464,712)
Accumulated impairment	-	-	(441)	441	-	-	-
Computer equipment
Cost	974,433	163,304	-	(111,079)	(1,857)	48,143	1,072,944
Accumulated depreciation	(592,436)	-	(116,102)	93,511	6	(31,407)	(646,428)
Accumulated impairment	-	-	(401)	401	-	-	-
Vehicles
Cost	33,980	4,809	-	(5,174)	445	2,374	36,434
Accumulated depreciation	(17,306)	-	(6,007)	4,762	17	(1,276)	(19,810)
Leasehold improvements
Cost	16,637	33,848	-	-	(44,781)	203	5,907
Accumulated depreciation	(522)	-	(23)	-	-	(40)	(585)
Total premises and equipment for own use - cost	4,044,231	331,454	-	(183,214)	(53,855)	218,190	4,356,806
Total premises and equipment - accumulated depreciation	(1,518,977)	-	(200,775)	119,017	882	(106,351)	(1,706,204)
Total premises and equipment - accumulated impairment	-	-	(842)	842	-	-	-
Total premises and equipment for own use, net	2,525,254	331,454	(201,617)	(63,355)	(52,973)	111,839	2,650,602
(1) Corresponds mainly to Bancolombia S.A due to:
Computer equipment, mainly: ATMs, laptops, central processing unit (CPU), and security cameras.
Furniture and fixtures, mainly: Condensing unit, modular system, handling unit and Chiller (complementary air conditioning equipment), power plant, and cashier stand.
Leasehold improvements, mainly: Cosmocentro building, Carrera Primera Branch and Calle 76 Branch.
(2) See Note 26.3. Depreciation, amortization and impairment.
The impairment, mainly in Bancolombia S.A, corresponds to the procedure defined in the assets for obsolescence, accidents and others, which results in the write-off of the asset.
(3) Corresponds mainly to Bancolombia S.A in computer equipment due to obsolescence of ATMs and laptops.
(4) Corresponds mainly to Bancolombia S.A. for transfer to right-of-use assets due to completion of improvements and activation of contracts, the most significant improvements being in branches and activation due to completion of improvements of other assets.

Premises and equipment in operating leases

Premises and equipment in operating leases	Balance as of January 1, 2024	Roll - forward				Balance as of December 31, 2024
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	2,091
Accumulated depreciation	(614)	-	(254)	-	-	(868)
Computer equipment
Cost	228,161	73,678	-	(15,015)	(21,594)	265,230
Accumulated depreciation	(95,638)	-	(63,251)	12,730	21,294	(124,865)
Vehicles(2)
Cost	4,787,645	673,997	-	(148,572)	(1,246,104)	4,066,966
Accumulated depreciation	(924,365)	-	(369,475)	30,259	310,489	(953,092)
Total premises and equipment in operating leases - cost	5,017,897	747,675	-	(163,587)	(1,267,698)	4,334,287
Total premises and equipment - accumulated depreciation	(1,020,617)	-	(432,980)	42,989	331,783	(1,078,825)
Total premises and equipment in operating leases, net	3,997,280	747,675	(432,980)	(120,598)	(935,915)	3,255,462
(1)See Note 26.3. Depreciation, amortization and impairment.
(2)The decrease is mainly in Bancolombia S.A., due to cancellations and transfers to inventories of vehicles leased..

Premises and equipment total

Premises and equipment total	Balance as of January 1, 2024	Roll - forward					Balance as of December 31, 2024
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Total premises and equipment - cost	9,062,128	1,079,129	-	(346,801)	(1,321,553)	218,190	8,691,093
Total premises and equipment - accumulated depreciation	(2,539,594)	-	(633,755)	162,006	332,665	(106,351)	(2,785,029)
Total premises and equipment - accumulated impairment	-	-	(842)	842	-	-	-
Total premises and equipment, net	6,522,534	1,079,129	(634,597)	(183,953)	(988,888)	111,839	5,906,064
(1)See Note 26.3. Depreciation, amortization and impairment.
As of December 31, 2025 and 2024, there were contractual commitments for the purchase of premises and equipment of COP 2,702 and COP 2,664, respectively. As of December 31, 2025, these commitments relate mainly to the purchase of assets for the Niquía Datacenter (data processing center).
As of December 31, 2025 and 2024, Cibest Corporate Group had no premises and equipment pledged as collateral or subject to ownership restrictions. In addition, based on the assessment performed by Cibest Corporate Group, there is no evidence of impairment of its premises and equipment.
As of December 31, 2025 and 2024, the amount of fully depreciated premises and equipment that is still in use is COP 632,615 and COP 735,090, respectively, mainly comprised of computer equipment, furniture and fixtures, buildings, vehicles, and machinery. The temporarily idle premises and equipment amounted to COP 131,105 in 2025 and COP 97,055 in 2024.

NOTE 11. LEASES
11.1. Lessor
Finance leases
Cibest Corporate Group has entered into lease agreements as the lessor. These lease arrangements involve buildings, machinery and equipment, vehicles, and other assets; and their terms range between one and twenty years, as follows:

As of December 31, 2025

Period(1)	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,158,027	1,016,714
Between 1 and 5 years	10,841,602	8,536,355
Greater than 5 years	32,724,445	18,940,060
Total gross investment in finance lease receivable/ present value of minimum payments	44,724,074	28,493,129
Less: Future financial income(2)	(16,230,945)	-
Present value of payments receivable(3)	28,493,129	28,493,129
Minimum non-collectable payments impairment(3)	(1,066,792)	(1,066,792)
Total	27,426,337	27,426,337
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025,which reported a total gross investment of COP 554,504, a total present value of minimum lease payments of COP 493,277, and an allowance for leasing portfolio of COP 23,545, which were reclassified to Assets related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(3)See Note 6. Loans and advances to customers, net.
As of December 31, 2024

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,443,191	1,253,099
Between 1 and 5 years	10,610,800	8,446,425
Greater than 5 years	31,988,317	17,592,080
Total gross investment in finance lease receivable/ present value of minimum payments	44,042,308	27,291,604
Less: Future financial income(1)	(16,750,704)	-
Present value of payments receivable(2)	27,291,604	27,291,604
Minimum non-collectable payments impairment(2)	(1,088,272)	(1,088,272)
Total	26,203,332	26,203,332
(1)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2)See Note 6. Loans and advances to customers, net.

Unsecured residual value(*)
At the end of the reporting period, the unsecured residual values of the assets under financial leasing are:

Type of asset	December 31, 2025	December 31, 2024
In millions of COP
Technological equipment	60,426	58,357
Buildings(1)	48,352	-
Machinery and equipment	12,269	20,650
Vehicles	8,825	15,966
Furniture and fixtures	11	14
Other assets	-	1,862
Total	129,883	96,849
(1) The variation in buildings compared to the previous year corresponds to the activation of three new contracts in Bancolombia.
(The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.
Amounts recognized as income for extensions
At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2025(1)	December 31, 2024
In millions of COP
Technological equipment	14,927	15,572
Buildings	6,244	9,254
Machinery and equipment	314	236
Vehicles	161	200
Total	21,646	25,262
(1) The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which recorded interest income from finance leases amounting to COP 34,630. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
As of December 31, 2025, 2024 and 2023, Cibest Corporate Group has recognized in its financial statements COP 3,199,293, COP 3,524,414, and COP 3,841,841, corresponding to financial leases income, respectively.
Gross Investment Growth: Increase in Finance Leases During the Period
The following information corresponds to the growth in gross investment in finance leases during the current period:

	December 31, 2025	December 31, 2024
In millions of COP
Gross investment in finance leases	9,709,356	7,267,877
Unearned income	(3,998,816)	(2,866,058)
Leases cancelled	(1,468,518)	(1,840,877)
Total	4,242,022	2,560,942

Operating leases
Some of Cibest Corporate Group’s subsidiaries lease assets to third parties under the lease modality. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from one year to ten years.
The following table presents the information of minimum payments by lease to be received:

	December 31, 2025	December 31, 2024
In millions of COP
Less than 1 year	232,527	246,875
Between 1 and 5 years	139,869	186,465
Greater than 5 years	71,054	56,999
Total	443,450	490,339

As of December 31, 2025, 2024 and 2023, Cibest Corporate Group have recognized in its financial statements COP 724,656, COP 795,179 and COP 833,244 corresponding to operating leases income, respectively. Additionally, Cibest Corporate Group recognized other services related to the lease for COP 629,473, COP 671,251 and COP 660,442 respectively.
Risk management associated with leases
Cibest Corporate Group, in those companies offering leasing services, acting as lessor, has a comprehensive asset management model for those assets classified as premises and equipment. For the risk of non-payment of rent by the lessee, the model includes policies and guidelines in the origination of leasing contracts, where the lessee's payment capacity is assessed through financial analysis, historical payment behavior evaluation, and risk level.
The model includes an impairment test performed annually for this type of asset, in which both external (economic and legal) and internal (insurance, maintenance, sales) indicators that affect the assets and their environment are assessed. Likewise, the residual value calculations were updated to reflect the effect of new macroeconomic conditions. The lessor performs a detailed review process at the time the asset is returned by the lessees to ensure its operating condition and determine any necessary adjustments.

The process also involves independent experts, separate from the commercial area, who continuously monitor used‑asset market conditions, conduct backtesting to validate the consistency of the variables used in estimating residual value (commercial value less commercialization costs), and periodically review the model results with key executives. These efforts are complemented by agreements with suppliers that facilitate information exchange, technical insights, and, in some cases, the development of mechanisms to mitigate residual risk.

To manage the risks associated with these assets, support is provided by a specialized insurance area, an international broker, and various insurance companies. These parties assist in designing and defining the strategies and coverages that safeguard the lessor, the assets, and the customers.

Additionally, in Renting Colombia S.A.S. vehicle rental business, assets are managed with the goal of preserving their commercial value through the execution of the necessary maintenance to prevent deterioration beyond that caused by normal use. To achieve this, service indicators are periodically reviewed with suppliers to ensure quality and compliance with expected standards.

As an integral part of the safe mobility strategy and the Strategic Road Safety Plan, telemetry technologies and automated data collection systems are incorporated to enable real-time monitoring of the assets. This information is systematically analyzed to identify risk patterns, prevent physical damage, and reduce the likelihood of losses due to external fraud affecting the assets.

The analysis derived from these data facilitates timely decision-making, the implementation of customized action plans, and the strengthening of preventive controls, in compliance with current regulations and with the objective of preserving the asset’s useful life, user safety, and business sustainability.

11.2. Lessee
Cibest Corporate Group have entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices, vehicles, as well as certain computer equipment and furniture and fixtures. As of December 31, 2025, and 2024, the Roll-forward of right-of-use assets was as follows:

As of December 31, 2025

Right-of-use assets	Balance as of January 1, 2025	Roll-forward							Balance as of December 31, 2025(1)
		Reclassification to assets held for sale(1)	Acquisitions(2)	Additions(3)	Expenses depreciation(4)	Disposals(5)	Revaluation(6)	Effect of changes in foreign exchange rate
In millions of COP
Buildings
Cost	2,644,519	(797,348)	129,082	33,938	-	(99,936)	102,512	(48,283)	1,964,484
Accumulated depreciation	(925,898)	339,138	-	-	(157,704)	35,994	166	24,995	(683,309)
Computer equipment
Cost	67,701	(12,586)	37,568	-	-	(10,236)	(5,071)	(8,261)	69,115
Accumulated depreciation	(48,916)	7,893	-	-	(10,779)	9,373	-	5,082	(37,347)
Furniture and fixtures
Cost	7,986	-	8,075	-	-	-	(7,692)	(971)	7,398
Accumulated depreciation	(3,071)	-	-	-	(1,098)	-	-	396	(3,773)
Vehicles
Cost	19,289	-	147,008	-	-	(146,024)	218	(144)	20,347
Accumulated depreciation	(4,404)	-	-	-	(2,880)	8	-	79	(7,197)
Total right-of-use assets – cost	2,739,495	(809,934)	321,733	33,938	-	(256,196)	89,967	(57,659)	2,061,344
Total right-of-use assets - accumulated depreciation	(982,289)	347,031	-	-	(172,461)	45,375	166	30,552	(731,626)
Total right-of-use assets, net	1,757,206	(462,903)	321,733	33,938	(172,461)	(210,821)	90,133	(27,107)	1,329,718
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. The net effect of the reclassification to assets held for sale for COP (462,903), corresponds to the decrease in the right-of-use assets for COP (192,114), additions made for COP 5,919, revaluations and disposals of contracts for COP (189,350), and expenses depreciation recognized in Consolidated Statement of Income for COP (34,830), and effect of changes in foreign exchange rate for COP (52,528). For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)The main acquisitions were vehicles for fleet renewal, and, for buildings, by new branch leases were signed.
(3)The additions for buildings mainly correspond to adjustments in the branches.
(4)See Note 26.3 Depreciation, amortization and impairment.
(5)The main disposals due to contract termination were mainly in vehicles at Renting S.A. and for buildings represented in the branches.
(6)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities, mainly in branches.

As of December 31, 2024

Right-of-use assets	Balance as of January 1, 2024	Roll-forward						Balance as of December 31, 2024
		Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation(2)	Effect of changes in foreign exchange rate
In millions of COP
Buildings
Cost	2,302,922	105,666	61,879	-	(62,106)	91,414	144,744	2,644,519
Accumulated depreciation	(706,786)	-	-	(191,472)	34,561	-	(62,201)	(925,898)
Computer equipment
Cost	58,069	4,552	195	-	(3,538)	803	7,620	67,701
Accumulated depreciation	(34,936)	-	-	(12,352)	3,398	-	(5,026)	(48,916)
Furniture and fixtures
Cost	2,762	5,083	-	-	(509)	33	617	7,986
Accumulated depreciation	(2,607)	-	-	(656)	509	-	(317)	(3,071)
Vehicles
Cost	19,755	89,733	-	-	(90,464)	21	244	19,289
Accumulated depreciation	(5,134)	-	-	(3,080)	4,005	-	(195)	(4,404)
Total right-of-use assets – cost	2,383,508	205,034	62,074	-	(156,617)	92,271	153,225	2,739,495
Total right-of-use assets - accumulated depreciation	(749,463)	-	-	(207,560)	42,473	-	(67,739)	(982,289)
Total right-of-use assets, net	1,634,045	205,034	62,074	(207,560)	(114,144)	92,271	85,486	1,757,206
(1)Expenses depreciation differs from the COP (160,768) presented in the Consolidated Statement of Income due to the depreciation expense of Banistmo S.A. for COP (46,792), classified as a discontinued operation in 2025. For more information, see Note 31. Discontinued operation and Note 26.3 Depreciation, amortization and impairment.
(2)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.
The following table sets forth the changes in lease liabilities as of December 31, 2025, and 2024:
As of December 31, 2025

Concept	Total
In millions of COP
Balance as of January 1, 2025	1,889,364
(-) Reclassification to assets held for sale(1)	(580,371)
(+) New contracts	173,687
(+/-) Reassessment of the lease liability and disposals(2)	24,697
(-) Payments	(271,929)
(+) Accrued Interest(3)	116,556
(+/-) Effect of changes in foreign exchange rate(4)	(26,965)
Balance as of December 31, 2025	1,325,039
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. The net effect of the asset held for sale for COP (580,371), corresponds to the decrease in lease liabilities for COP (275,492), new contracts for COP 2,088, reassessment and disposals of contracts for COP (194,773), payments for COP (48,181), accrued interest recognized in Consolidated Statement of Income for COP 4,572, and effect of changes in foreign exchange rate for COP (68,585). For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

(2)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities for COP 83,394 and disposals for COP (58,697).
(3)The COP 5,442 difference from the interest expense on lease liabilities recognized in the Consolidated Statement of Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.
(4)Corresponds to the decrease in the market representative rate from COP 4,409.15 Colombian pesos in December 2024 to COP 3,757.08 Colombian pesos in December 2025.
As of December 31, 2024

Concept	Total
In millions of COP
Balance as of January 1, 2024	1,773,610
(+) New contracts	114,425
(+/-) Reassessment of the lease liability and disposals(1)	74,457
(-) Payments	(311,082)
(+) Accrued Interest(2)	136,924
(+/-) Effect of changes in foreign exchange rate(3)	101,030
Balance as of December 31, 2024	1,889,364
(1)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities for COP 95,712 and disposals for COP (21,255).
(2)The COP 29,516 difference from the interest expense on lease liabilities recognized in the Consolidated Statement of Income corresponds to the discontinuation of operations at Banistmo S.A. for COP 28,138 and the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts for COP 1,378.
(3)Corresponds to the increase in the market representative rate from COP 3,822.05 Colombian pesos in December 2023 to COP 4,409.15 Colombian pesos in December 2024.
The following table presents the maturity analysis of lease liabilities as of December 31, 2025, and 2024:
As of December 31, 2025

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP
Buildings	22,737	155,819	97,788	1,014,563	1,290,907
Computer equipment	3,523	1,881	24,775	-	30,179
Furniture and fixtures	-	366	3,332	-	3,698
Vehicles	-	255	-	-	255
Total lease liabilities(1)	26,260	158,321	125,895	1,014,563	1,325,039
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had lease liabilities amounting to COP 275,492. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

As of December 31, 2024

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP
Buildings	20,467	71,155	220,050	1,551,740	1,863,412
Computer equipment	1,332	9,683	8,693	1,224	20,932
Furniture and fixtures	-	890	3,954	-	4,844
Vehicles	-	176	-	-	176
Total lease liabilities	21,799	81,904	232,697	1,552,964	1,889,364
The following table shows the weighted average rates and average useful life of right-of-use assets as of December 31, 2025, and 2024:
As of December 31, 2025

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	267 months	149 months	9.07%
Computer equipment	55 months	45 months	8.76%
Furniture and fixtures	54 months	51 months	7.35%
Vehicles	41 months	32 months	6.26%
As of December 31, 2024

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	222 months	109 months	7.11%
Computer equipment	82 months	32 months	7.52%
Furniture and fixtures	53 months	53 months	8.71%
Vehicles	49 months	17 months	10.44%
The following table shows the detail of leases in the Consolidated Statement of Income as of December 31, 2025, and 2024:
As of December 31, 2025

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	109,074	157,704	1,390	971	4,854
Computer equipment	1,800	10,779	1,113	10,270	8,975
Furniture and fixtures	230	1,098	235	3	-
Vehicles	10	2,880	-	-	-
Total	111,114	172,461	2,738	11,244	13,829

Discontinued operations Banistmo S.A.(3)	4,572	34,830	-	891	-
(1)Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 5,442, see Note 25.2 Interest expenses.

(2)See Note 26.3 Depreciation, amortization and impairment.
(3)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

As of December 31, 2024

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	105,317	145,827	1,350	18	5,300
Computer equipment	1,891	11,230	169	9,098	-
Furniture and fixtures	93	656	410	9	-
Vehicles	107	3,055	5	-	-
Total	107,408	160,768	1,934	9,125	5,300

Discontinued operations Banistmo S.A.(3)	28,138	46,792	-	974	-
(1)Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 1,378, see Note 25.2 Interest expenses.
(2)See Note 26.3 Depreciation, amortization and impairment.
(3)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
The following table presents the minimum payments lease liabilities as of December 31, 2025, and 2024:
As of December 31, 2025

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP
Buildings	27,499	177,815	142,075	2,012,795	2,360,184
Computer equipment	4,193	1,955	28,569	-	34,717
Furniture and fixtures	-	323	3,788	-	4,111
Vehicles	71	200	-	-	271
Total minimum payments lease liabilities(1)	31,763	180,293	174,432	2,012,795	2,399,283
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had minimum payments lease liabilities of COP 361,257. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
As of December 31, 2024

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP
Buildings	24,464	87,714	318,197	2,530,561	2,960,936
Computer equipment	1,523	10,641	9,755	1,267	23,186
Furniture and fixtures	-	986	4,625	-	5,611
Vehicles	72	120	-	-	192
Total minimum payments lease liabilities	26,059	99,461	332,577	2,531,828	2,989,925

NOTE 12. GOODWILL AND INTANGIBLE ASSETS, NET
Goodwill and intangible assets, net, are as follows:

	December 31, 2025(1)	December 31, 2024
In millions of COP
Goodwill(1)	1,947,325	9,017,419
Intangible assets, net	589,855	750,484
Total intangible assets and goodwill, net	2,537,180	9,767,903
(1) The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
12.1 Goodwill
The following table presents the goodwill:

	December 31, 2025	December 31, 2024
In millions of COP
Balance at beginning of the year, net	9,017,419	7,818,125
Impairment of goodwill(1)	(5,022,822)	-
Reclassification to assets held for sale(2)	(852,746)	-
Effect of change in foreign exchange rate(3)	(1,194,526)	1,199,294
Balance at end of the year, net	1,947,325	9,017,419
(1)As of December 31, 2025, Cibest Corporate Group recognized an impairment loss of COP 5,022,822 corresponding to the cash-generating unit (CGU) “Banistmo,” recorded in the Consolidated Statement of Profit or Loss, within the framework of the promise to sell 100% of Banistmo S.A., signed on December 18, 2025, for USD 1,418,000. The transaction price constituted observable evidence of a “fair value less costs of disposal” (FVLCOD) that was lower than the CGU’s carrying amount, which resulted in the impairment loss. The measurement of the recoverable amount was based on the FVLCOD determined from the sale contract price (market approach), classified within level 3 of the fair value hierarchy in accordance with IFRS 13. The “Banistmo” CGU is part of the Panama Banking operating segment. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations, Note 2.D13. Material Accounting Policies – Impairment of Assets, Cash-Generating Units, Note 31. Discontinued Operation, and Note 30. Fair Value of Assets and Liabilities.
(2)As of December 31, 2025, it includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025, corresponding to the value of the goodwill that was not impaired, included in the sale price. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(3)The market representative rate at the end of December 31, 2025, 2024 and 2023 is COP 3,757.08, COP 4,409.15 and COP 3,822.05, respectively. See Note 2.D.1. Functional currency, transactions and balances in foreign currency.

Cibest Corporate Group tests goodwill recognized in business combinations for impairment at least annually, through a process that begins with estimating the recoverable amount of a group of cash‑generating units (CGUs) that correspond to the operating segment. The recoverable amount may be determined by management with reference to market value, when available, through pricing models, or with the assistance of a valuation specialist.
Determining the recoverable amount requires management to make assumptions and use estimates to project cash flows for periods beyond normal management reporting requirements, in order to determine value in use as a component of the recoverable amount. This includes extending projections into perpetuity based on long‑term future cash flows consistent with the CGU’s ongoing operations, evaluating the appropriate discount rate, estimating the recoverable amount of each CGU, and valuing the separable assets of each business whose goodwill is being tested.
The key assumptions used by management in determining the recoverable amount as of December 31, 2025 and 2024 are:
As of December 31, 2025

Operating segment	Valuation methodology	Key assumptions	Discount rate (real)(1)	Growth rate (real)(2)	Goodwill 2025
In millions of COP
Banking El Salvador	Discounted Cash flow	5 years plan	16.20%	3.80%	1,059,779
Banking Guatemala	Discounted Cash flow	5 years plan	11.20%	5.00%	876,886
Other segments	Comparable multiples	Multiples EV/ Revenue and EV/EBITDA	Does not apply	Does not apply	10,660
Total					1,947,325
(1)The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM (Capital Asset Pricing Model) methodology was used as a basis to determine this rate.
(2)This rate is equivalent to the nominal or real growth of the economy in Guatemala and El Salvador, which is considered an important concept for the growth of the banking industry.

As of December 31, 2024

Operating segment	Valuation methodology	Key assumptions	Discount rate (real)(1)	Growth rate (real)(2)	Goodwill 2024
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.50%	4.40%	6,733,971
Banking El Salvador(3)	Discounted Cash flow	5 years plan	14.90% and 14.30%	3.90%	1,243,711
Banking Guatemala	Discounted Cash flow	5 years plan	11.70%	5.10%	1,029,077
Other segments	Comparable multiples	Multiples EV/ Revenue and EV/EBITDA	Does not apply	Does not apply	10,660
Total					9,017,419
(1)The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM (Capital Asset Pricing Model) methodology was used as a basis to determine this rate.

(2)This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important concept for the growth of the banking industry.
(3)Corresponds to the discount rate used for the short and long term, respectively.

In 2025 and 2024, Cibest Corporate Group tested the aforementioned goodwill for impairment purposes at the following operating segment levels: Panama Banking (Discontinued Operation), El Salvador Banking, and Guatemala Banking. Each segment represents a cash‑generating unit (CGU). The evaluation at the operating‑segment level is aligned with the approach used by the CODM (Chief Operating Decision Maker) to monitor performance and allocate resources within Cibest Corporate Group. Following the assessment, it was determined that no impairment was identified for the El Salvador Banking and Guatemala Banking CGUs during 2025 and 2024.
Sensitivity analysis:
In order to assess the impact of changes in certain significant inputs such as the discount rate and the growth rate in the operating segments’ recoverable amount, Cibest Corporate Group undertook a sensitivity analysis of these inputs through alternative scenarios.
The following tables present the recoverable amount of each operating segment obtained as a result of sensitivity analysis for the discount rate and growth rate in basis points (bips):
As of December 31, 2025

Banking El Salvador

	-50 bips	Discount rate	+50 bips
Growth rate	16.70%	16.20%	15.70%
3.80%	4,360,933	4,544,177	4,742,953

	-50 bips	Growth rate	+50 bips
Discount rate	3.30%	3.80%	4.30%
16.20%	4,482,929	4,544,177	4,610,576
Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	11.70%	11.20%	10.70%
5.00%	3,160,193	3,447,726	3,786,746

	-50 bips	Growth rate	+50 bips
Discount rate	4.50%	5.00%	5.50%
11.20%	3,343,204	3,447,726	3,570,586

As of December 31, 2024
Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.00%	10.50%	10.00%
4.40%	12,069,096	13,061,970	14,232,692

	-50 bips	Growth rate	+50bips
Discount rate	3.90%	4.40%	4.90%
10.50%	12,512,669	13,061,970	13,709,357
Banking El Salvador

	+100 bips	Discount rate	-100 bips
	15.90%	14.90%	13.90%
Growth rate	15.30%	14.30%	13.30%
3.90%	4,821,361	5,290,874	5,861,625

	-50 bips	Growth rate	+50 bips
Discount rate	3.40%	3.90%	4.40%
14.90% and 14.30%	5,201,761	5,290,874	5,388,987
Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	12.20%	11.70%	11.20%
5.10%	4,433,281	4,819,854	5,271,139

	-50 bips	Growth rate	+50 bips
Discount rate	4.60%	5.10%	5.60%
11.70%	4,665,498	4,819,854	4,999,513
Cibest Corporate Group considers goodwill as an asset with indefinite useful life.

12.2. Intangible assets
The following table sets forth the Cibest Corporate Group’s intangible assets as of December 31, 2025 and 2024, including the reconciliation of initial and final balances of the cost and accrued amortization:
As of December 31, 2025

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2025	26,067	1,655,449	508,322	2,189,838
Reclassification to assets held for sale(1)	-	(493,570)	-	(493,570)
Acquisitions	-	238,633	667	239,300
Write off	-	(151,802)	-	(151,802)
Foreign currency translation adjustment	(3,855)	(58,979)	(75,225)	(138,059)
Balance at December 31, 2025	22,212	1,189,731	433,764	1,645,707

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2025	26,067	907,389	505,898	1,439,354
Reclassification to assets held for sale(1)	-	(309,151)	-	(309,151)
Write off	-	(151,802)	-	(151,802)
Amortization expense(2)	-	191,193	1,114	192,307
Foreign currency translation adjustment	(3,855)	(36,102)	(74,899)	(114,856)
Balance at December 31, 2025	22,212	601,527	432,113	1,055,852

Intangible assets at December 31, 2025, net	-	588,204	1,651	589,855
(1)The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. The net effect of the reclassification to assets held for sale amounted to COP (184,419), comprising a decrease in intangible assets of COP (175,251), additions of COP 36,303, amortization expense of COP (16,543), and foreign exchange differences and other movements of COP (28,928). For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2)See Note 26.3. Depreciation, amortization and impairment.
As of December 31, 2024

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2024	22,596	1,409,836	440,636	1,873,068
Acquisitions	-	211,456	-	211,456
Write off	-	(85,717)	-	(85,717)
Foreign currency translation adjustment	3,471	119,874	67,686	191,031
Balance at December 31, 2024	26,067	1,655,449	508,322	2,189,838

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2024	22,596	741,765	437,135	1,201,496
Write off	-	(76,876)	-	(76,876)
Amortization expense(1)	-	168,647	1,493	170,140
Foreign currency translation adjustment	3,471	73,853	67,270	144,594
Balance at December 31, 2024	26,067	907,389	505,898	1,439,354

Intangible assets at December 31, 2024, net	-	748,060	2,424	750,484
(1)The amortization expense for intangible assets differs from the COP 144,517 disclosed in Note 26.3. Depreciation, amortization and impairment, due to the amortization expense related to Banistmo S.A. amounting to COP 25,623, an investment classified as discontinued in 2025. For further information, refer to Note 31 – Discontinued Operation.
As of December 31, 2025 and 2024, the assessment made by Cibest Corporate Group indicates there is no evidence of impairment of intangible assets.

As of December 31, 2025 and 2024, Cibest Corporate Group does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.
Research and development costs
During the period ended at December 31, 2025, 2024 and 2023, Cibest Corporate Group incurred in research and development expenditures on non-capitalized intangible assets for COP 18,265, COP 65,010 and COP 64,363, respectively, recognized in the Consolidated Statement of Income. These costs were the result of the analysis design and implementation of the transformation projects, the most representative of which were: Core Nequi Renewal (Colombia). The expenses were recorded mainly as fees in the line ‘Other administrative and general expenses’ of the Consolidated Statement of Income.
Fully Amortized Intangible Assets
Cibest Corporate Group has intangible assets that have already reached the end of their useful life and, despite being fully amortized, continue to be in use. These assets correspond mainly to perpetual licenses and fees required to carry out the bank’s core activities. For the period ended December 31, 2025, the cost of these assets amounts to COP 113,015, the most significant being Oracle with COP 42,805 and trademarks COP 22,212. As of December 31, 2024,the cost of these assets amounted to COP 60,889, with the most significant being First Data SW Merchant Portal with COP 14,104 and Credit Risk with COP 11,102 and trademarks COP 26,067.

Intangibles which did not meet the criteria to be recognized as assets
During the period ended December 31, 2025, 2024 and 2023, Cibest Corporate Group recognized in the Consolidated Statement of Income the amount of COP 1,058, COP 3,552 and COP 1,026, respectively, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characteristics to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

NOTE 13. INCOME TAX
The income tax is recognized in each of the countries where the Cibest Corporate Group has operations, in accordance with the tax regulations in force in each of the jurisdictions.

13.1 Components recognized in the Consolidated Statement of Income

	December 31, 2025	December 31, 2024	December 31, 2023
In millions of COP
Current tax(1)
Fiscal term	(2,672,274)	(1,772,530)	(1,721,483)
Prior fiscal terms(2)	68,516	159,737	46,462
Total current tax	(2,603,758)	(1,612,793)	(1,675,021)
Deferred tax
Fiscal term	(97,261)	(688,248)	(203,510)
Prior fiscal terms	(55,554)	(67,083)	(23,966)
Adjustments for consolidation purposes	(54,393)	(11,728)	82,204
Total deferred tax	(207,208)	(767,059)	(145,272)
Income tax continued operations(3) (4)	(2,810,966)	(2,379,852)	(1,820,293)
(1) The nominal income tax rate used in Colombia for the years 2025 and 2024 is 35%, and for the year 2023 it was 31%. The Colombian financial institutions of Cibest Corporate Group liquidated some additional points in the income tax of 5% for the years 2025 and 2024, and 3% for the year 2023.
2) Mainly due to the effects of Sentence CE 26739 of January 25, 2024, in both Bancolombia S.A. and Renting Colombia S.A.S.; as well as for invoices received after the end of the year and industry and commerce tax paid prior to the filing of the income tax return.
(3) It includes impacts from Decree 1474 of December 29, 2025. See notes 13.2, 13.3 and 13.5..
(4) See the effects of discontinued operations in Note 31.

13.2 Legal regulatory changes

The Political Constitution of Colombia establishes that, when events arise that seriously disrupt the country’s economic, social, and ecological order, the President of the Republic, with the signature of all ministers, is empowered to declare a State of Emergency, which allows the issuance of decrees with the force of law aimed exclusively at mitigating the crisis. These powers also allow, on a temporary basis, the creation of new taxes or the modification of existing ones; such regulations cease to be in effect at the end of the following fiscal year.

On December 22, 2025, Decree 1390 was issued, declaring an Economic and Social State of Emergency throughout the national territory due to the fiscal deficit of the Colombian State. Subsequently, on December 29, 2025, Decree 1474 was issued, establishing temporary tax measures for the 2026 fiscal year. It should be noted that the decrees issued under the state of exception are subject to review by the Constitutional Court, whose ruling is pending and may result in changes to these tax measures in 2026.

Although the general income tax rate remains at 35%, the tax impact generated by the Economic and Social State of Emergency for financial institutions and securities brokerage firms for the 2026 taxable year consists of an increase in the additional points to the income tax rate from 5% to 15%, resulting in a total income tax rate of 50%. This gave rise to the recalculation of deferred tax as of the end of 2025 at the new rate for items to be realized in 2026 (see Note 13.5).

The fifteen (15) additional points are subject to a one hundred percent (100%) advance payment, which must be calculated based on the 2025 taxable year income tax return and paid in two equal installments in April and June 2026.

In El Salvador, on March 14, 2024, Decree 969 was published in the Official Gazette with an amendment to article 4 of the

Income Tax Law, which includes income obtained abroad among the income excluded from said tax.

13.3   Reconciliation of the effective tax rate
The reconciliation between total income tax expenses calculated at the current nominal tax rate and the tax expense recognized in the income statement for the periods ended December 31, 2025, 2024 and 2023 is detailed below:

Reconciliation of the tax rate(3)	December 31, 2025	December 31, 2024	December 31, 2023
In millions of COP
Profit continued operations before tax	9,759,305	8,490,248	7,522,671
Applicable tax with nominal rate(1)	(3,903,722)	(3,396,099)	(3,009,068)
Non-deductible expenses to determine taxable profit (loss)	(223,840)	(238,669)	(246,852)
Accounting and non-tax income to determine taxable profit	705,654	637,567	722,280
Differences in accounting bases(2)	(53,396)	559,860	(106,074)
Fiscal and non-accounting income to determine taxable profit	(573,089)	(982,937)	(652,607)
Ordinary activities income exempt from taxation	1,137,614	1,394,248	1,239,876
Ordinary activities income not constituting income or occasional tax gain	110,681	79,525	67,132
Tax deductions	277,715	209,076	156,543
Goodwill Depreciation	461	461	2,478
Tax depreciation surplus	220,013	212,694	223,901
Untaxed recoveries	(138,906)	(103,017)	(64,516)
Tax rate effect in other countries	(168,488)	(327,808)	(211,206)
Prior fiscal terms	12,962	92,654	22,496
Tax discounts	8,500	8,250	-
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)	(69,918)	(525,657)	35,324
Impact of the Economic and Social State of Emergency(3)	(153,207)	-	-
Income tax continued operations (4)	(2,810,966)	(2,379,852)	(1,820,293)
(1) The nominal income tax rate used in Colombia for the years 2025 and 2024 is 35%, and for the year 2023 it was 31%. The Colombian financial institutions of Cibest Corporate Group liquidated some additional points in the income tax of 5% for the years 2025 and 2024, and 3% for the year 2023.(2) Difference between the technical accounting frameworks in force and the full International Financial Reporting Standards (IFRS).
(3) Corresponds to the impacts of Decree 1390 of December 22, 2025, issued under the Economic and Social State of Emergency. See Note 13.2. Legal regulatory changes.
(4) See the effects of discontinued operations in Note 31.

13.4 Components recognized in Other Comprehensive Income (OCI)

See Consolidated Statement of Comprehensive Income

December 31, 2025
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	4,073	(5,531)	(1,458)
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	22,378	(2,358)	20,020
Loss on asset revaluation	-	(356)	(356)
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	15,871	19,029	34,900
Unrealized gain on net investment hedge in foreign operations	364,414	(140,820)	223,594
Exchange differences arising on translating foreign operations.	(3,118,395)	-	(3,118,395)
Unrealized loss Cash flow hedge	(5,803)	87	(5,716)
Unrealized loss on investments in associates and joint ventures using equity method	(70)	(617)	(687)
Net	(2,717,532)	(130,566)	(2,848,098)

December 31, 2024
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	6,041	(4,747)	1,294
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	22,109	6,463	28,572
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	14,814	8,422	23,236
Loss on net investment hedge in foreign operations	(742,930)	307,656	(435,274)
Exchange differences arising on translating foreign operations.	2,978,351	-	2,978,351
Unrealized gain Cash flow hedge	216	(87)	129
Unrealized loss on investments in associates and joint ventures using equity method	(7,690)	1,348	(6,342)
Net	2,270,911	319,055	2,589,966

December 31, 2023
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	(44,594)	13,234	(31,360)
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	11,144	(246)	10,898
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	114,287	(21,023)	93,264
Loss on net investment hedge in foreign operations	1,948,833	(772,755)	1,176,078
Exchange differences arising on translating foreign operations.	(4,963,913)	-	(4,963,913)
Unrealized loss on investments in associates and joint ventures using equity method	(2,225)	2,223	(2)
Net	(2,936,468)	(778,567)	(3,715,035)
13.5       Deferred tax
In accordance with the financial projections prepared by Cibest Corporate Group, it is expected that sufficient taxable income will be generated in future periods to allow for the recovery of the deferred tax assets recognized. Consequently,

Management concludes that there is a reasonable probability that these assets will be realized, in compliance with the criteria established in IAS 12.
The estimates used to support this recognition are based on financial projections prepared considering information from economic studies and research conducted by Cibest Corporate Group, as well as an analysis of the expected macroeconomic environment for the next five years. The main assumptions used in the financial models include, among others, growth in Gross Domestic Product (GDP), loan portfolio growth, and interest rate behavior. In addition, these projections incorporate the long‑term strategy defined by Cibest Corporate Group.
The deferred tax asset and liability for each of the items that generated taxable or deductible temporary differences for the period ending December 31, 2025 are detailed below:

	December 31, 2024	Effect on Income Statement (3) (4)	Effect on OCI (4)	Effect on Equity	Foreign Exchange	Adjustments for consolidation purposes	December 31, 2025
In millions of COP
Asset Deferred Tax:
Property and equipment	2,668	(2,796)	-	-	(349)	1,580	1,103
Employee Benefits	282,601	23,106	(5,531)	-	(6,997)	-	293,179
Deterioration assessment	612,213	(41,476)	-	-	(399,931)	20,203	191,009
Investments evaluation	5,278	(266)	-	-	(50)	-	4,962
Derivatives Valuation	6,063	40,683	87	-	2	(6,065)	40,770
Tax credits settlement	4,978	(4,978)	-	-	-	-	-
Financial Obligations	197,660	(197,660)	38,370	-	-	(38,370)	-
Insurance operations	34,906	(22,908)	-	-	(5,162)	-	6,836
Bonds (2)	362,786	(163,735)	(140,820)	-	2	-	58,233
Other deductions	290,284	289,224	-	-	(26,870)	-	552,638
implementation adjustment	401,830	108,885	-	-	(158,561)	-	352,154
Total Asset Deferred Tax (1)	2,201,267	28,079	(107,894)	—	(597,916)	(22,652)	1,500,884
Liability Deferred Tax:
Property and equipment	(114,638)	54,679	(356)	-	3,076	(141,280)	(198,519)
Deterioration assessment	(973,820)	87,353	-	-	—	110,234	(776,233)
Investments evaluation	(377,994)	(134,585)	16,671	-	10,559	(2,490)	(487,839)
Derivatives evaluation	(82,375)	80,493	-	-	87	1,795	-
Lease restatement	(321,813)	(161,375)	-	-	-	-	(483,188)
Investments in associates. Adjustment for equity method	(24,805)	21,355	(617)	40	(2,381)	-	(6,408)
Financial Obligations	(556)	(101,839)	(38,370)	-	83	-	(140,682)
Goodwill (3)	(1,574,360)	1,568,800	-	-	1,055	-	(4,505)
Insurance operations	(37,379)	22,534	-	-	5,529	-	(9,316)
Properties received in payment	(104,990)	(20,957)	-	-	1,922	-	(124,025)
Other deductions	(403,259)	19,764	-	-	9,963	-	(373,532)
implementation adjustment	(25)	(49,890)	-	-	-	-	(49,915)
Total Liability Deferred Tax (1)	(4,016,014)	1,386,332	(22,672)	40	29,893	(31,741)	(2,654,162)
Net Deferred Tax	(1,814,747)	1,414,411	(130,566)	40	(568,023)	(54,393)	(1,153,278)
(1) The values revealed in the Unaudited Consolidated Statement of Financial Position correspond to the sum of the net deferred tax per company.
(2) The movement in OCI is due to the hedging of investments. See Note 5.3, Net Investment Hedge of a Foreign Operation..
(3) Includes effects of discontinued operations for COP 1,567,226. See Note 31. Discontinued operation.
(4) Includes the effects of the Economic Emergency Decree (see Note 13.2 – Legal Regulatory Changes). In accordance with the requirements of IAS 12 – Income Taxes, Cibest Corporate Group classified as financial institutions in Colombia recognized a deferred tax liability of COP 153,207 recorded in profit or loss for the period, and COP 1,802 recorded in Other Comprehensive Income (OCI).

13.6    Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized
In accordance with IAS 12, no deferred tax credit was recorded, because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2025	December 31, 2024
In millions of COP
Temporary differences
Local Subsidiaries	(5,993,349)	(373,971)
Foreign Subsidiaries(1)	(9,308,322)	(20,176,494)
(1) See the effects of discontinued operations in Note 31.
13.7       Dividends
13.7.1   Dividend Payment
If the parent company or any of its subsidiaries were to distribute dividends, they would be subject to the tax regulations of each of the countries in which they are decreed and distributed. In the case of Colombian companies, dividends will be subject to the application of Articles 48 and 49 of the Tax Statute and consequently will be subject to withholding at source at the established rates, in accordance with the tax characteristics of each shareholder.
13.7.2   Dividends received from Subsidiary Companies
Considering the historical tax status of the dividends received by Cibest Corporate Group from its affiliates and national subsidiaries, it is expected that in the future dividends will be received on the basis of non-income tax. They will not be subject to withholding tax, taking into account that Cibest Corporate Group, its affiliates, and national subsidiaries belong to the same business group.
13.8      Tax contingent liabilities and assets
In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied in accordance with the interpretations made by the Cibest Corporate Group.

In Colombia due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax authority may at any time have different criteria than that of the Bank. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect the Cibest Corporate Group accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. However, based on the criteria established in the interpretation of IFRIC 23, the Cibest Corporate Group did not recognize uncertain tax positions in its financial statements.

NOTE 14. OTHER ASSETS, NET
As of December 31, 2025 and 2024 Cibest Corporate Group’s other assets, net consist of:

Other Assets, net	December 31, 2025(1)	December 31, 2024
In millions of COP
Other receivables(2)	1,538,474	1,110,974
Prepaid expenses	845,182	907,620
Tax advances(3)	600,059	2,014,638
Marketable and non-marketable for sale assets	591,827	1,049,169
Assets pledged as collateral (cash)	520,105	530,924
Receivables related to abandoned accounts(4)	459,978	453,956
Receivable Sales of goods and service	245,329	251,904
Accounts receivable from contracts with customers(5)	261,425	257,262
Balance in credit card clearing house	181,448	298,677
Operating leases	165,068	176,585
Debtors	136,594	84,453
Commission for letters of credit	-	95,008
Others	564,337	556,044
Total other assets	6,109,826	7,787,214
Other allowance	(15,403)	(8,935)
Total other assets, net	6,094,423	7,778,279
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had other assets, net, of COP 2,007,290 that were reclassified to Assets related to investments in subsidiaries held for sale. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Other accounts receivable are mainly associated with outstanding items with payment system networks, derivatives, and cash transactions, among others.
(3) The decrease is mainly attributable to Bancolombia S.A. due to the recognition of the credit balance on the 2024 income tax return and the carryover of the outstanding balance to be refunded by the DIAN from the 2023 return, which were refunded by the DIAN in 2025.
(4) In Bancolombia, corresponds to the application of Law 1777 of February 1, 2016, where established that entities holding balances in savings or checking accounts that are considered abandoned, must transfer these resources to the special fund created and administered by ICETEX for the granting of study credits and credits to promote the quality of Higher Education Institutions.
(5) See Note 25.3. Commissions.

NOTE 15. DEPOSITS BY CUSTOMERS
The following is the detail of deposits of the Cibest Consolidated Group as of December 31, 2025 and 2024:

Deposits	December 31, 2025(1)	December 31, 2024
In millions of COP
Savings accounts(2)	133,128,722	124,636,994
Time deposits	91,673,167	109,760,722
Checking accounts	32,125,941	38,033,696
Other deposits(2)	7,486,126	6,627,989
Total deposits by customers	264,413,956	279,059,401

(1) The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. As of that date, it recorded deposits totaling COP 27,293,518, which were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2) As of December 31, 2025 and 2024 includes Nequi deposits by COP 7,017,948 and COP 4,449,420, respectively, the variation is mainly due to an increase in the number of customers and transactions.

The following table details the time deposits issued by Cibest Consolidated Group:
As of December 31, 2025

Time deposits	Effective interest rate		December 31, 2025
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	9.15%	26,467,776	26,390,554
Between 6 months and 12 months	0.50%	10.00%	26,702,769	26,894,925
Between 12 months and 18 months	1.35%	10.23%	10,457,649	10,627,318
Greater than 18 months	0.01%	17.00%	28,044,973	28,300,324
Total time deposits			91,673,167	92,213,121
(1)See Note 30. Fair value of assets and liabilities.
As of December 31, 2024

Time deposits	Effective interest rate		December 31, 2024
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.01%	10.60%	27,429,721	27,305,410
Between 6 months and 12 months	0.01%	12.00%	21,295,319	21,140,127
Between 12 months and 18 months	1.35%	14.55%	17,826,919	17,878,843
Greater than 18 months	0.01%	17.65%	43,208,763	43,839,953
Total time deposits			109,760,722	110,164,333
(1)See Note 30. Fair value of assets and liabilities.
The detail of time deposits issued by Cibest Corporate Group by maturity is as follows:
As of December 31, 2025

December 31, 2025
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	76,940,859	77,295,352
Between 1 and 3 years	4,024,284	4,260,741
Between 3 and 5 years	3,246,351	3,214,785
Greater than 5 years	7,461,673	7,442,243
Total	91,673,167	92,213,121
(1)See Note 30. Fair value of assets and liabilities.

As of December 31, 2024

December 31, 2024
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	86,592,320	86,553,690
Between 1 and 3 years	10,868,175	10,919,972
Between 3 and 5 years	2,490,326	2,462,312
Greater than 5 years	9,809,901	10,228,359
Total	109,760,722	110,164,333
(1)See Note 30. Fair value of assets and liabilities.
NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING
The following table sets forth information regarding the money market operations recognized as liabilities in Consolidated Statement of Financial Position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2025(1)	December 31, 2024
In millions of COP
Interbank Deposits
Interbank liabilities	30,102	716,493
Total interbank	30,102	716,493
Repurchase agreements and other similar secured borrowing
Repurchase agreements	392,255	372,004
Short selling operations	191,842	155,973
Temporary transfer of securities(2)	91,950	532,495
Total Repurchase agreements and other similar secured borrowing(3)	676,047	1,060,472
Total money market transactions	706,149	1,776,965
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025, which recorded interbank and repo liabilities of COP 910,189 that were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)As of December 2025, decrease in the number of active simultaneous transactions, closing the period with a total of 6 passive simultaneous transactions. Of these, 5 were carried out with the Cámara de Riesgo Central de Contraparte and 1 with Fiduciaria Davivienda S.A. As of December 2024, 14 simultaneous transactions remained active, all carried out with the Cámara de Riesgo Central de Contraparte.
(3) Total repo liabilities have maturities of less than 30 days.
Offsetting of Repurchase and Resale Agreements
For Cibest Corporate Group, substantially all repurchase and resale activities are transacted under legally enforceable repurchase agreements that give Cibest Corporate Group, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty.
Cibest Corporate Group does not offset repurchase and resale transactions with the same counterparty in the Consolidated Statement of Financial Position.

The table below presents repurchases and resale transactions included in the Consolidated Statement of Financial Position at December 31, 2025 and 2024:
As of December 31, 2025

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	4,674,479	-	4,674,479	(4,674,479)	-
Securities sold under repurchase agreements	(676,047)	-	(676,047)	676,047	-
Total repurchase and resale agreements	3,998,432	-	3,998,432	(3,998,432)	-
(1)The amount includes those presented as cash and cash equivalents for COP 4,673,590 and those presented as other assets for COP 889.
As of December 31, 2024

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	5,725,166	-	5,725,166	(5,725,166)	-
Securities sold under repurchase agreements	(1,060,472)	-	(1,060,472)	1,060,472	-
Total repurchase and resale agreements	4,664,694	-	4,664,694	(4,664,694)	-
(1)The amount includes those presented as cash and cash equivalents for COP 5,722,948 and those presented as other assets for COP 2,218.
For further information about offsetting of other financial assets and liabilities see Note 5. Financial assets investments and derivatives.
NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS
As of December 31, 2025 and 2024, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2025(1)	December 31, 2024
In millions of COP
Obligations granted by foreign banks	4,163,897	10,619,033
Obligations granted by domestic banks	5,192,531	5,070,499
Total borrowings from other financial institutions	9,356,428	15,689,532
(1)The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. As of that date, it recorded foreign financial obligations totaling COP1,755,502 which were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

Obligations granted by foreign banks
As of December 31, 2025

Financial entity	Rate Minimum	Rate Maximum	December 31, 2025
In millions of COP
Financing with Correspondent Banks and Multilateral Entities(1)	4.48%	7.50%	2,901,835
Banco Interamericano de Desarrollo (BID)	6.47%	8.98%	1,083,902
Banco Latinoamericano de Comercio Exterior (Bladex)	5.20%	5.42%	178,160
Total			4,163,897
(1)The decrease is mainly due to the reclassification of Banistmo S.A. as an asset held for sale and to the early cancellations of obligations by Bancolombia Panamá S.A.
As of December 31, 2024

Financial entity	Rate Minimum	Rate Maximum	December 31, 2024
In millions of COP
Financing with Correspondent Banks and Multilateral Entities	1.50%	8.99%	9,959,214
Banco Interamericano de Desarrollo (BID)	8.47%	9.62%	614,946
Banco Latinoamericano de Comercio Exterior (Bladex)	5.80%	5.80%	44,873
Total			10,619,033
The maturities of the financial obligations with foreign entities as of December 31, 2025 and 2024 are the following:

Foreign	December 31, 2025(1)	December 31, 2024
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	2,028,754	7,428,943
More than twelve months after the reporting period	2,135,143	3,190,090
Total	4,163,897	10,619,033
(1)The decrease is mainly due to the reclassification of Banistmo S.A. as an asset held for sale, as well as a decrease in Bancolombia Panamá resulting from early cancellations made on various obligations with third parties.
Obligations granted by domestic banks
As of December 31, 2025

Financial entity	Rate Minimum	Rate Maximum	December 31, 2025
In millions of COP
Financiera de desarrollo territorial (Findeter)	3.78%	17.22%	2,387,805
Fondo para el financiamiento del sector agropecuario (Finagro)	5.14%	12.70%	1,362,009
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	16.66%	370,631
Other private financial entities	5.22%	10.13%	1,072,086
Total			5,192,531

As of December 31, 2024

Financial entity	Rate Minimum	Rate Maximum	December 31, 2024
In millions of COP
Financiera de desarrollo territorial (Findeter)	4.15%	17.21%	2,239,644
Fondo para el financiamiento del sector agropecuario (Finagro)	5.09%	13.59%	1,363,891
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	17.50%	399,266
Other private financial entities	5.11%	13.01%	1,067,698
Total			5,070,499
The maturities of financial obligations with domestic banks as of December 31, 2025 and 2024, are as follows:

Domestic	December 31, 2025	December 31, 2024
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	371,929	679,069
More than twelve months after the reporting period	4,820,602	4,391,430
Total	5,192,531	5,070,499
As of December 31, 2025 and 2024, there were some financial covenants, mainly regarding capital adequacy ratios, past due loans and allowances, linked to some of the aforementioned outstanding credit facilities. None of these covenants had been breached nor were the related obligations past due.

NOTE 18. DEBT INSTRUMENTS IN ISSUE
Duly authorized by the authority in each country bonds have been issued as follows:
As of December 31, 2025

Issuer	Currency		Face value(1)(2)	Balance COP(1)	Rate Range
Bancolombia S.A.(3)(4)	Local	COP	2,161,877	2,172,288	7.90%-12.25%
Bancolombia S.A.(5)(6)(7)	Foreign	USD	1,279,507	4,790,394	4.40%-8.82%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	44,100	170,272	5.00%-5.20%
Banco Agrícola S.A.(8)	Foreign	USD	42,000	158,051	6.26%-7.56%
Bancolombia Panamá S.A.	Foreign	USD	30,084	116,925	4.20%-5.40%
Grupo Agromercantil Holding S.A.	Foreign	USD	469	1,763	0.25%-5.50%
Total debt instruments in issue				7,409,693
(1)The accumulated amount as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. As of that date, it recorded debt securities totaling COP 3,429,730, which were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2) Face value is in thousands of U.S. dollars for foreign currency bonds.
(3) The decrease is due to the maturity of bonds in local currency.
(4) The increase in bond interest rates is due to the relationship with the IPC (Consumer Price Index) indicator.
(5) See Note 18.1. Issue of Bancolombia S.A. subordinary bonds.
(6) See Note 18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A.

(7) As of December 31, 2025, USD528,000 were designated as net investment coverage abroad. See Note 5.3. Hedge Accounting.
(8) See Note 18.4. Issue of Banco Agrícola S.A. ordinary bonds

As of December 31, 2024

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.	Local	COP	2,253,761	2,244,212	7.80%-12.49%
Bancolombia S.A.(2)(3)(4)	Foreign	USD	1,247,766	5,553,607	5.20%-8.82%
Banistmo S.A.(5)	Foreign	USD	585,051	2,617,132	4.25%-6.35%
Banco Agrícola S.A.(6)	Foreign	USD	117,182	517,068	5.60%-7.70%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	51,734	246,083	5.15%-5.50%
Bancolombia Panamá S.A.	Foreign	USD	20,338	95,070	5.00%-6.00%
Grupo Agromercantil Holding S.A.	Foreign	USD	464	2,044	0.25%-7.25%
Total debt instruments in issue				11,275,216
(1)Face value is in thousands of U.S. dollars for foreign currency bonds.
(2)See Note 18.1. Issue of Bancolombia S.A. subordinary bonds.
(3)See Note 18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A.
(4)As of December 31, 2024, USD884,544 was designated as hedge of net asset in a foreign operation. See Note 5.3. Hedge Accounting.
(5)See Note 18.3. Issue of Banistmo S.A. discontinued operation ordinary bonds
(6)See Note 18.4. Issue of Banco Agrícola S.A. ordinary bonds
The following table shows the detail of the bonds classified by currency, term and type of issue:
As of December 31, 2025

Issuer	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	615,726	615,726
Ordinary bonds	-	-	-	1,556,564	1,556,564
Foreign currency
Subordinated bonds(1)	-	-	-	4,721,908	4,721,908
Ordinary bonds(2)	283,170	93,768	6,859	131,698	515,495
Total	283,170	93,768	6,859	7,025,896	7,409,693
(1)In the event of default of the Bank, the subordinated bonds will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.
As of December 31, 2024

Issuer	Less than 1 year	Between 1 to 3 years	Between 3 to 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	615,699	615,699
Ordinary bonds	-	-	-	1,628,513	1,628,513
Foreign currency
Subordinated bonds(1)	-	-	-	5,516,940	5,516,940
Ordinary bonds	243,861	1,097,493	7,684	2,165,026	3,514,064
Total	243,861	1,097,493	7,684	9,926,178	11,275,216

(1)In the event of default of the Bank, the subordinated bonds will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.
18.1. Issue of Bancolombia S.A. subordinated bonds.

On June 24, 2024, the Bank issued subordinated bonds for USD800,000, maturing in 2034, which have an early redemption option that may be exercised after five years from the date of issue and a nominal coupon of 8.625% payable semi-annually on December 24 and June 24 of each year, beginning on December 24 of that year.

18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A.

On June 24, 2024, the Bank carried out a debt management operation by offering to the market a repurchase of the senior bonds due in 2025 and subordinated bonds due in 2027 for USD267,421 and USD283,632 respectively.

On July 2, 2024, the second repurchase cut of the debt management operation that began in June was met, for USD2,013 of the senior bonds due in 2025 and USD4,661 USD of the subordinated bonds due in 2027.

On November 12, 2024, the full redemption of the senior bonds due in 2025 was carried out for USD212,600.

On December 18, 2024, the Bank exercised the call option on the subordinated bonds due in 2029, which were fully redeemed for USD550,000.

The total nominal amount repurchased from the above transactions is USD1,320,327, of which USD1,036,695 was part of the net foreign investment hedging relationship, which is being discontinued in the same proportion. See Note 5.3 Hedge Accounting.

18.3. Issuance of Ordinary Bonds – Banistmo S.A. (Discontinued Operation)

Banistmo S.A., an operation classified as a discontinued operation, issued in 2025 bonds under its Revolving Bond Program totaling USD104,395, with interest rates ranging from 1.65% to 5.50% and maturities from 1 year to 5 years.

Banistmo S.A., issued bonds under the Revolving Bond Program in 2024, for USD106,868 with rates ranging from 5.70% to 6.35% and terms from 1 year to 2 years. In 2023 it issued bonds under the Revolving Bond Program, for USD58,062 each with a term of 1 year and rates ranging from 6.00% to 6.25%.

18.4. Issue of Banco Agrícola S.A. ordinary bonds.

Banco Agrícola, a subsidiary of Cibest Corporate Group, issued ordinary bonds in 2025 for USD7,000, at an interest rate of 6.30% and a maturity of 1 year.

Banco Agrícola a subsidiary of the Bank issued ordinary bonds in 2024 for USD21,382 with rates ranging from 7.00% to 7.05% and terms from 1 year to 1.5 years of which some were redeemed early.

For information related to the disclosures of fair value of the debt securities in issue, see Note 30. Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2025	December 31, 2024
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	1,048,169	1,297,811
More than twelve months after the reporting period	6,361,524	9,977,405
Total	7,409,693	11,275,216
As of December 31, 2025 and 2024, there were no financial covenants linked to the aforementioned securities in issue, except for some financial covenants related to the Banistmo S.A. social gender private placement bond. None of these covenants had been breached nor were the related obligations past due.
NOTE 19. EMPLOYEE BENEFIT PLANS
The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

Employee benefit plans	December 31, 2025	December 31, 2024
In millions of COP
19.1 Defined benefit pension plan	130,577	140,996
19.2 Severance obligation	7,202	9,351
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium	208,892	222,786
19.4 Other long-term benefits	600,939	581,168
Total Post-employment and long-term benefit plans	947,610	954,301
Fair value Plan assets	-	2,746
Total Unfunded Post-employment and long-term benefit plans(1)	947,610	951,555
(1) The accumulated amount as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. As of that date, it recorded employee benefits totaling COP 2,891, which were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
These benefits include all types of payments that Cibest Corporate Group provides to its employees. The recognition of liabilities related to post-employment and long-term employee benefit plans is based on actuarial computations which involve judgments and assumptions made by management (with the assistance of external actuaries) related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.
Post-employment benefits
19.1 Defined benefit pension plan
Colombia
Under Colombian law, employee pension obligations have been managed as a defined contribution plan since 1990. Bancolombia S.A.'s a Colombian bank legal retirement benefit obligation as of December 31, 2025 and 2024 relates to retired employees who rendered services to Bancolombia S.A. before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2025, 450 participants were covered by this plan, and as of December 2024, 478 participants.

For purposes of the projected assessment of the pension plan obligation, in the absence of an extensive market for high-quality corporate debt, the sovereign bond curve of the Colombian government is used, with maturity similar to the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the Consolidated Statement of Income as “salaries and employee benefits” and includes the interest costs and cost of current service.

Defined benefit pension plan and other benefits	2025	2024
In millions of COP
Present value of the obligation as of January 1	103,247	101,778
Interest cost	10,756	10,459
Benefits paid	(12,943)	(13,003)
Net actuarial (gain) / loss due to changes in assumptions	(5,241)	2,229
Net actuarial (gain) due to plan experience	(936)	(366)
Others	-	2,150
Defined obligation, unfunded as of December 31	94,883	103,247
Panamá
The Chase Manhattan Bank Corporation, N.A. (formerly “HSBC Bank Panamá”, later merged with Banistmo S.A. in 2000) offered a defined benefit pension plan based on the average salaries paid during the 120 most recent months prior to the employee's retirement date and the years of employment service. The right to this plan was obtained after 10 years of service with the organization. This individual plan covered a certain group of employees who were hired by Chase Manhattan Bank Corporation, N.A. and it was not extended to employees of HSBC Bank Panama, now Banistmo S.A.
As of December 31 of 2025, there were 33 participants (6 participants with deferred benefits and 27 participants receiving benefits).

Defined benefit pension plan	2025(1)	2024
In millions of COP
Present value of the obligation as of January 1	3,265	3,051
Interest cost	198	234
Benefits paid from plan assets	(399)	(524)
Net actuarial loss due to changes in assumptions	323	117
Net actuarial gain due to plan experience	(5)	(63)
Foreign currency translation effect	(491)	450
Reclassification to liabilities related to assets held for sale(1)	(2,891)	-
Defined obligation, funded as of December 31	-	3,265
(1) The accumulated amount as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
Banistmo S.A. (Discontinued operation), has established a plan with assets to secure benefits promised by Banistmo to the employees entitled to participate in the Pension Plan for former Chase employees under the terms described above and to comply with Panama labor code, which specifies the terms of securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).
Banistmo’s pension and post-retirement plan assets consider investments in fixed-term deposits and cash and due from banks, in order to reduce the investment risk. The plan assets are managed by a trustee (third party). Likewise, the assets allocation is periodically reviewed by Banistmo and, when necessary, adjusted according to the investment strategy. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3.
The expected return on assets assumption represents the long term rate of return based on analysis of historical returns, historical asset class volatilities and the fund’s past experience.

The following table details the change in plan assets:

Banistmo’s Plan assets	2025(1)	2024
In millions of COP
Fair value of assets as of January 1	2,746	2,765
Interest income on plan assets	112	129
Benefits paid	(412)	(540)
Foreign currency translation effect	(385)	392
Reclassification to liabilities related to assets held for sale(1)	(2,061)	-
Fair value assets as of December 31	-	2,746
(1) The accumulated amount as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
Guatemala
Banco Agromercantil Guatemala S.A. has established a retirement pension plan for its employees. Under this plan, the employees are entitled to receive a lifetime payment of 50% of their monthly nominal wage, if they are 70 years old and have 30 years of service, or if they are 65 years old and have 40 years of service. On the other hand, employees are entitled to receive a lifetime payment of 70% of their monthly nominal wage, if they are 70 years old and have 40 years of service, or they are 65 years old and have 45 years of service.

Defined benefit pension plan	2025	2024
In millions of COP
Present value of the obligation as of January 1	34,484	28,025
Current cost of service	1,233	1,136
Interest cost	2,819	2,657
Benefits paid	(1,680)	(1,668)
Net actuarial loss / (gain) due to changes in assumptions(1)	5,139	(556)
Net actuarial (gain) due to plan experience	(886)	(61)
Foreign currency translation effect	(5,415)	4,951
Defined obligation, unfunded as of December 31	35,694	34,484
(1)The loss for the year 2025 was mainly due to the decrease in the discount rate from 9.10% in 2024 to 8.30% in 2025.
19.2 Severance obligation
Colombia
Under Colombian labor regulations, employees hired before 1990 are entitled to receive severance in an amount equal to one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from Bancolombia S.A., subsidiary of Grupo Cibest S.A. calculated based on the employees’ last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this severance obligation annually to private pension funds (this scheme of employee benefits is known as the current severance obligation).
As of December 2025 and 2024, 63 and 82 participants, respectively, were covered by this plan.

The balances recognized in the Consolidated Statement of Financial Position are listed below:

Severance obligation	2025	2024
In millions of COP
Present value of the obligation as of January 1	9,351	14,360
Current cost of service	179	267
Interest cost	724	1,116
Benefits paid	(4,219)	(5,369)
Net actuarial (gain) / loss due to changes in assumptions	(187)	13
Net actuarial loss / (gain) due to plan experience	1,354	(1,036)
Defined obligation, unfunded as of December 31	7,202	9,351
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium
Colombia
Under Colombian labor regulations, employers and employees are entitled to negotiate private agreements. Grupo Cibest S.A.'s subsidiaries Bancolombia S.A., Valores Bancolombia S.A. Comisionista de Bolsa, Banca de Inversión Bancolombia S.A. Corporación Financiera and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria employees participate in a defined benefit plan according to which they are entitled to receive, on the date of their retirement, a single payment.
El Salvador
By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2025, and 2024, there were 3,089 and 3,023 participants respectively, covered by the plan.
Guatemala
Banco Agromercantil Guatemala S.A. has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2025, and 2024, there were 3,336 and 3,627 participants respectively, covered by the plan.
The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan	2025	2024
In millions of COP
Present value of the obligation as of January 1	222,786	195,295
Current service cost	22,552	20,632
Interest cost	17,591	18,157
Benefits paid	(30,253)	(22,004)
Net actuarial (gain) / loss due to changes in assumptions	(8,714)	1,046
Net actuarial loss / (gain) due to plan experience	1,630	(6,103)
Foreign currency translation effect(1)	(16,700)	15,763
Defined obligation, unfunded as of December 31	208,892	222,786
(1)The actuarial gain in 2025 is mainly explained for Bancolombia S.A. by the departure of employees covered by the plan.

19.4 Other long-term benefits
In addition to legal benefits and the aforementioned post-employment benefits, Cibest Corporate Group grants its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2025 and December 31, 2024, the reconciliation of the other long-term benefits is set below:

Other long term benefits	2025	2024
In millions of COP
Present value of the obligation as of January 1	581,168	543,210
Current service cost	62,262	57,653
Interest cost	60,434	56,157
Loss from changes in demographic assumptions	622	-
Benefits paid	(64,933)	(62,762)
Net actuarial (gain) due to changes in assumptions(1)	(28,094)	(8,083)
Net actuarial (gain) due to plan experience	(3,136)	(11,655)
Foreign currency translation effect	(7,384)	6,648
Defined obligation, unfunded as of December 31	600,939	581,168
(1)In the case of Bancolombia S.A., in 2025 the discount rate increased from 11.00% to 12.25% and the nominal inflation rate from 5.40% to 5.50%, generating an actuarial gain of COP 24,426.

Defined contribution plans
The expense recognized in the line “Salaries and employee benefits” of the Consolidated Statement of Income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2025	2024
In millions of COP
Pension	344,033	318,988
Current severance regimen	105,738	92,729
Total	449,771	411,717
The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:
Colombia

Main projected assumptions	December 31, 2025	December 31, 2024
Discount rate	12.25%	11.00%
Rate of wage increase	8.00%	7.90%
Projected inflation	5.50%	5.40%
Rate of pension increase	5.50%	5.40%
Bancolombia Panamá

Main projected assumptions	December 31, 2025	December 31, 2024
Discount rate	6.50%	7.00%
Rate of wage increase	2.00%	2.00%
Projected inflation	2.00%	2.00%

El Salvador

Main projected assumptions	December 31, 2025	December 31, 2024
Discount rate	5.00%	5.20%
Rate of wage increase	2.50%	2.50%
Projected inflation	1.50%	1.50%
Guatemala

Main projected assumptions	December 31, 2025	December 31, 2024
Discount rate	8.30%	9.10%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%
In 2025, assumptions regarding future longevity have been based on mortality tables, which reflect average ages of mortality from 30-60 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2025 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long-term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.
The nature of the risks related to the aforementioned obligations are summarized below:

Investment risk
The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality sovereign yields of each country. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks

Interest rate risks	A reduction in the bond’s interest rate will increase the plan obligation; however, this will be partially offset by an increase in the return on the plan’s deposit investments.
Longevity risk
The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation

Salary risk
The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants’ wages will increase the obligation of the plan

Estimated payment of future benefits
The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2026	15,425	107,959
2027	15,356	93,809
2028	15,302	107,480
2029	14,996	101,081
2030	14,588	101,310
2031 to 2035	64,604	541,849

Sensitivity analysis
In presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation (DBO) recognized in the Statement of Financial Position. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions, and regulations, or as resulting from future gains and losses.
There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.
Colombia
Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.50%	0.50% increase	(2,416)
Discount rate	11.50%	0.50% decrease	2,550
Pension increases	6.00%	0.50% increase	2,905
Pension decreases	5.00%	0.50% decrease	(2,769)
Mortality Table		One year increase in life expectancy	3,842
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.75%	0.50% increase	(5,112)
Discount rate	11.75%	0.50% decrease	5,534
Salary increases	8.50%	0.50% increase	5,765
Salary decreases	7.50%	0.50% decrease	(5,359)
Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.25%	0.50% increase	(71)
Discount rate	10.25%	0.50% decrease	73
Salary increases	8.50%	0.50% increase	197
Salary decreases	7.50%	0.50% decrease	(194)

Guatemala
Defined Benefit Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.80%	0.50% increase	(3,097)
Discount rate	7.80%	0.50% decrease	3,558
Salary increases	5.50%	0.50% increase	2,369
Salary decreases	4.50%	0.50% decrease	(2,126)
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.50%	0.50% increase	(1,674)
Discount rate	6.50%	0.50% decrease	1,766
Salary increases	5.50%	0.50% increase	1,792
Salary decreases	4.50%	0.50% decrease	(1,713)
El Salvador
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	5.50%	0.50% increase	975
Discount rate	4.50%	0.50% decrease	(1,054)
Salary increases	3.00%	0.50% increase	(208)
Salary decreases	2.00%	0.50% decrease	249
Colombia
Other long-term benefits

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.50%	0.50% increase	(15,170)
Discount rate	11.50%	0.50% decrease	16,067
Salary increases	8.50%	0.50% increase	16,576
Salary decreases	7.50%	0.50% decrease	(15,771)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.50%	0.50% increase	(1,208)
Discount rate	6.50%	0.50% decrease	1,294
Salary increases	5.50%	0.50% increase	1,316
Salary decreases	4.50%	0.50% decrease	(1,238)
El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	5.50%	0.50% increase	151
Discount rate	4.50%	0.50% decrease	(161)
Bonuses and short-term benefits
Short-term employment benefit plans recognized in the Consolidated Statement of Financial Position in the line “other liabilities” consist of the following:

Other employment benefit plans	December 31, 2025	December 31, 2024
In millions of COP
Current severance obligation	122,690	107,938
Bonuses and short-term benefits(1)	817,366	676,967
Other employment benefit plans	940,056	784,905
(1)The increase between December 31, 2025, and 2024, corresponds to the bonuses related to employees’ variable compensation. See Note 20 Other Liabilities.

NOTE 20. OTHER LIABILITIES
Other liabilities consist of the following:

Other liabilities	December 31, 2025 (1)	December 31, 2024
In millions of COP
Payables	4,000,570	3,547,341
Suppliers	1,943,318	1,840,622
Advances to obligations	1,686,868	1,373,401
Bonuses and short-term benefits	817,366	676,967
Deposits delivered as security(2)	764,034	378,767
Security contributions	611,103	559,038
Collection services	475,233	480,202
Salaries and other labor obligations	445,258	428,077
Provisions(3)	382,655	439,095
Advances in leasing operations and loans	194,886	173,168
Liabilities from contracts with customers(4)	48,658	68,040
Dividends(5)	24,775	873,598
Deferred interests	23,616	106,058
Other financial liabilities	59,913	46,187
Total	11,478,253	10,990,561
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025, which recorded other liabilities amounting to COP 729,354 that were reclassified to Liabilities related to investments in subsidiaries held for sale. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.
(2)The increase is mainly due to international counterparties for derivative transactions.
(3) See Note 21. Provisions and contingent liabilities.
(4)See Note 25.3 Commissions, in the detail of accounts receivable balances and contract liabilities.
(5)Dividends payable corresponds to the distribution of profits. As of December 2024, these corresponded to the last aliquot of the dividends declared on the 2023 profits, which were paid in January 2025. The dividends declared in March 2025 were paid on April 1, for COP3,751,125. Likewise, an extraordinary dividend payment was made on April 29, 2025, for COP600,180. See Consolidated Statement of Changes in Equity, distribution of dividends.

NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES
21.1. Provisions
The following tables show the detail of the provisions at December 31, 2025, and 2024:
As of December 31, 2025

	Judicial proceedings	Administrative proceedings(2)	Financial guarantees	Loan commitments	Onerous contracts(3)	Total(4)
In millions of COP
Balance as of January 1, 2025	45,485	83,468	4,493	296,929	8,720	439,095
Reclassification to liabilities related to investments in subsidiaries held for sale(1)	(4,232)	-	(383)	(34,836)	-	(39,451)
Additions recognized in the period	24,484	15,139	7,854	125,193	5,357	178,027
Provisions used during the period	(6,968)	(8,890)	-	-	(3,896)	(19,754)
Provisions reversed during the period	(8,813)	(834)	(2,222)	(145,967)	(2,781)	(160,617)
Translation adjustment	(1,086)	-	(71)	(13,488)	-	(14,645)
Final balance as of December 31, 2025	48,870	88,883	9,671	227,831	7,400	382,655

(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation..
(2)The balance mainly includes new provisions of COP 15,355 and an increase in existing provisions of COP 4,915.
(3)Onerous contracts corresponds to Renting Colombia S.A.S., whose maturity exceeds three years.
(4)The decrease mainly relates to Banistmo S.A. (a subsidiary classified as an asset held for sale), see Note 31 Discontinued operations.

As of December 31, 2024

	Judicial proceedings(1)	Administrative proceedings(2)	Financial guarantees(3)	Loan commitments	Onerous contracts(4)	Total
In millions of COP
Balance as of January 1, 2024	50,812	92,380	2,238	252,381	3,300	401,111
Additions recognized in the period	36,347	1,038	2,599	169,878	5,420	215,282
Provisions used during the period	(33,333)	(9,976)	-	-	-	(43,309)
Provisions reversed during the period	(11,362)	-	(407)	(138,052)	-	(149,821)
Translation adjustment	1,581	26	63	12,722	-	14,392
Effect of discounted cash flows	1,440	-	-	-	-	1,440
Final balance as of December 31, 2024	45,485	83,468	4,493	296,929	8,720	439,095
(1)The balance includes provisions mainly with Tuvacol S.A. and payments mostly with the processes of the municipality of Purificación Tolima and fiscal responsibility of the departmental comptroller's office of Cundinamarca.
(2)The balance mainly includes environmental remediation of the Santa Elena property (see Note 21.2. Contingent Liabilities) current Judicial Proceedings, and a contentious administrative proceedings arising from a difference in interpretation of the applicable income tax law for COP 15,655.
(3)The balance corresponds mainly to financial guarantees in Bancolombia S.A. and its increase is due to the new operations.
(4)Onerous contracts correspond to Renting Colombia S.A.S.

Litigation

As of December 31, 2025

Duration of the litigation provision	Judicial proceedings	Administrative proceedings	Onerous contracts
In millions of COP
Litigation under 1 month	31,092	-	-
Litigation greater than 1 year and up to 3 years	9,422	57,863	-
Litigation greater than 3 years	8,356	31,020	7,400
Total	48,870	88,883	7,400
As of December 31, 2024

Duration of the litigation provision	Judicial proceedings	Administrative proceedings	Onerous contracts
In millions of COP
Litigation under 1 month	25,746	373	-
Litigation greater than 1 year and up to 3 years	6,572	66,630	-
Litigation greater than 3 years	13,167	16,465	8,720
Total	45,485	83,468	8,720

The following table shows the changes in the provision for financial guarantees and loan commitments during period at December 31, 2025, and 2024 with the expected credit loss model:

	Stage 1	Stage 2	Stage 3	Total
Balance as of January 1, 2025	156,056	78,380	66,986	301,422
Transfers	20,656	(9,867)	(10,789)	-
Transfer to stage 1	29,755	(20,164)	(9,591)	-
Transfer to stage 2	(5,634)	14,210	(8,576)	-
Transfer to stage 3	(3,465)	(3,913)	7,378	-
Reclassification to liabilities related to investments in subsidiaries held for sale(1)	(13,784)	(21,048)	(387)	(35,219)
Provisions recognized during the period	63,517	26,002	43,528	133,047
Provisions reversed during the period	(100,991)	(23,973)	(23,225)	(148,189)
Translation adjustment	(8,297)	(5,194)	(68)	(13,559)
Balance as of December 31, 2025	117,157	44,300	76,045	237,502
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.

	Stage 1	Stage 2	Stage 3	Total
Balance as of January 1, 2024	158,337	45,058	51,224	254,619
Transfers	5,186	4,587	(9,773)	-
Transfer to stage 1	12,161	(6,950)	(5,211)	-
Transfer to stage 2	(4,383)	14,688	(10,305)	-
Transfer to stage 3	(2,592)	(3,151)	5,743	-
Provisions recognized during the period	74,787	51,131	44,387	170,305
Provisions reversed during the period	(91,105)	(26,271)	(18,911)	(136,287)
Translation adjustment	8,851	3,875	59	12,785
Balance as of December 31, 2024	156,056	78,380	66,986	301,422
Judicial proceedings
Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against Cibest Corporate Group. In the opinion of management, after receiving pertinent legal advice, the payments estimated to be made in connection with these proceedings will not generate significant losses in addition to the provisions recognized as of December 31, 2025 and 2024. In addition, Cibest Corporate Group does not expect to obtain any reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.

Onerous contracts
For Cibest Corporate Group, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Financial guarantees
The table below shows the maximum exposure to credit risk and provision based on the bank´s internal credit rating system, 12 months Basel PD range and year-end stage classification:
As of December 31, 2025

Standard	PD range	Stage 1		Stage 2		Stage 3		Total(1)
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
Normal risk	0% - 3.11%	5,775,002	9	4,750	-	-	-	5,779,752	9
Acceptable risk	> 3.11% - 11.15%	103,636	1	772	-	-	-	104,408	1
Appreciable risk	> 11.15% - 72.75%	507,049	1	11,067	1	-	-	518,116	2
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	152,549	9,659	152,549	9,659
Total		6,385,687	11	16,589	1	152,549	9,659	6,554,825	9,671

As of December 31, 2024

Standard	PD range	Stage 1		Stage 2		Stage 3		Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
Normal risk	0% - 3.11%	9,738,866	12	267	-	-	-	9,739,133	12
Acceptable risk	> 3.11% - 11.15%	173,730	14	10,563	1	8,000	2	192,293	17
Appreciable risk	> 11.15% - 72.75%	14,123	1	6,970	3	48,221	-	69,314	4
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	143,561	4,460	143,561	4,460
Total		9,926,719	27	17,800	4	199,782	4,462	10,144,301	4,493

The following table shows the maturity schedule for financial guarantees as of December 31, 2025, and 2024:
As of December 31, 2025

Maturity	Financial guarantees(1)
In millions of COP
Guarantees under 1 month	759,832
Guarantees greater than 1 month and up to 3 months(1)	1,018,158
Guarantees greater than 3 months and up to 1 year (1)	2,842,203
Guarantees greater than 1 year and up to 3 years(2)	1,249,931
Guarantees greater than 3 years and up to 5 years	632,287
Guarantees greater than 5 years	52,414
Total	6,554,825
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.

As of December 31, 2024

Maturity	Financial guarantees
In millions of COP
Guarantees under 1 month	744,077
Guarantees greater than 1 month and up to 3 months(1)	1,498,132
Guarantees greater than 3 months and up to 1 year(1)	5,036,939
Guarantees greater than 1 year and up to 3 years(2)	2,135,249
Guarantees greater than 3 years and up to 5 years	60,876
Guarantees greater than 5 years	669,028
Total	10,144,301

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario” and does not reflect expected results.
Loan commitments
The following table shows the maturity schedule for loan commitments as of December 31, 2025, and 2024:
As of December 31, 2025

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	409,239
Commitments greater than 1 month and up to 3 months	175,825
Commitments greater than 3 months and up to 1 year	7,894,165
Commitments greater than 1 year and up to 3 years	1,158,023
Commitments greater than 3 years and up to 5 years	3,274,107
Commitments greater than 5 years	151,615
Total(1)	13,062,974
(1) The variation corresponds mainly to Bancolombia S.A. and Bancolombia Panama S.A.
As of December 31, 2024

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	606,027
Commitments greater than 1 month and up to 3 months	20,060
Commitments greater than 3 months and up to 1 year	5,962,608
Commitments greater than 1 year and up to 3 years	2,100,683
Commitments greater than 3 years and up to 5 years	2,959,532
Commitments greater than 5 years	395,847
Total	12,044,757

21.2. Contingent liabilities
As of December 31, 2025, Cibest Corporate Group does not have any liability resulting from administrative or judicial proceedings.

Please find below a list of liabilities arising from judicial or administrative proceedings involving entities whose financial statements are consolidated as of December 31, 2025, representing liabilities in excess of USD28,149

Some judicial proceedings involving claims for lower amounts, which were disclosed in the consolidated financial statements of Bancolombia S.A. in prior periods, are included herein to provide updated information to the reader.

BANCOLOMBIA S.A.
Neos Group S.A.S. (in reorganization) and Inversiones Davanic S.A.S.
On November 3, 2022, Bancolombia S.A. was served of a lawsuit in which Neos Group S.A.S. and Inversiones Davanic S.A.S. alleges that a loan agreement was entered between them, rather than a lease agreement. Neos Group S.A.S. and Inversiones Davanic S.A.S. also requested the rescission of the purchase and sale agreement on the ground that the price of the property was lower than its fair price.

The Neos Group S.A.S. and Inversiones Davanic S.A.S.'s claims amount is COP 65,000. The contingency is qualified as remote because the parties always intended to celebrate a lease agreement and not a different type of contract. On December 7, 2022, Bancolombia S.A. filed a brief with its defenses. As of December 31, 2025, the Court has not summoned the initial hearing. There is no provision for this proceeding.

Public Interest Class Action - Carlos Julio Aguilar and other

In this proceeding, a public interest class action was filed, in which the plaintiffs allege that due to the restructuring of Departamento del Valle's financial obligations and its performance plan, the Departamento del Valle's collective rights of the public administration and the public funds of the were breached. Bancolombia S.A. filed its defenses arguing that the agreement was made in accordance with the law.

On November 15, 2024, the First Instance Court issued a judgment in favor of Bancolombia S.A. The plaintiffs filed an appeal against the first instance judgment. As of December 31, 2025, the Second Instance Court has not issued a final decision. The contingency is qualified as eventual and there is no provision for this proceeding.

Remediation Plan for Santa Elena´s property
In 1987, Banco de Colombia (today Bancolombia S.A.) received a property located in Municipio de Cartagena, Colombia from the Federación Nacional de Algodoneros. After the transfer of the property to Bancolombia S.A., soil contamination from pesticides and herbicides was found on the property. Bancolombia S.A. commenced a civil responsibility judicial proceeding against the Federación Nacional de Algodoneros alleging environmental contamination.

On November 13, 2015, the Court issued the final judgment. In the judgment, the Court stated that the Federación Nacional de Algodoneros was liable for environmental damages and consequently, Bancolombia S.A. was not.

Despite not being liable for environmental damages, Bancolombia S.A. has assumed binding commitments to contract and pay for the property’s decontamination. As a result of these commitments, Bancolombia S.A. has conducted different decontamination processes over the years. Currently, Bancolombia S.A. has the approval of the Autoridad Nacional de Licencias Ambientales de Colombia (ANLA) for the execution of a remediation plan (plan de remediación) divided into three stages: Stage I, Stage II, and Stage III.

As of December 31, 2025, the ANLA's decision regarding the complementary studies of Stage I is still pending. Stage II concluded with the submission to ANLA of the report on the findings from the soil study. Likewise, pre-feasibility activities for Stage III are underway, and the implementation continues for the social management plan with the communities in the area of influence of the remediation plan, the emergency and contingency plan, the hazardous waste management plan, and the biotic environment protection plan.

The estimated time for the execution of the remediation plan is 36 months from July 2023, with the possibility of adjustment according to the results of the pre-feasibility and feasibility stage of Stage III and the supervening requirements of the competent authorities. As of December 31, 2025, there is a provision of COP 55,910 to attend the execution of the pending activities of the plan.

Constructora Primar S.A.S. (COMPLETED)

On June 7, 2022, Bancolombia S.A. was notified of a lawsuit filed by Incopav S.A.S., Constructora Primar S.A.S., Inversiones M & Galindo y Cía. S en C and Inversiones M & Baquero y Cía. S en C. The plaintiffs request the payment of the damages caused by Bancolombia S.A. for his decision not to fully finance of the Altos de San Jorge project.

The plaintiffs' claims amount is COP 107,344. The contingency is qualified as remote because the plaintiffs are not part of the mutual agreement entered into for the financing of the Altos de San Jorge project. On July 9, 2024, the First Instance Court ruled in favor of Bancolombia S.A. On February 19, 2025, the plaintiffs' appeal was deemed unsupported. The first instance judgment became final and binding.

As of December 31, 2025, the proceeding is terminated.

Tuvacol S.A.

On July 18, 2024, Bancolombia S.A. was served of the lawsuit filed by Tuvacol S.A. Tuvacol S.A. is requesting the payment of the damages caused by the alleged irregular payment of checks charged to its checking account. Bancolombia S.A. argues that the payments of the checks were correct. The plaintiff’s claims are COP 56,769.

The initial hearing has not been held. On August 15, 2025, a favorable ruling was issued for Bancolombia. Tuvacol filed an appeal against the decision. As of December 31, 2025, the case is pending a decision by the second-instance judge. The contingency is qualified as eventual and has a provision for COP 5,676.

FIDUCIARIA BANCOLOMBIA
Quinta Sur S.A.S.
In March 2022, Fiduciaria Bancolombia was notified of a lawsuit filed by Quinta Sur S.A.S. in liquidation proceeding. According to the lawsuit, Quinta Sur seeks indemnification for damages due to the non-transfer of the resources to beginning of a housing construction project, under the terms agreed in the trust agreement.

Fiduciaria Bancolombia alleges that it has complied with the law and the contract, arguing that the property on which the housing project was to be constructed did not fulfill the contractual requirements. The plaintiff’s claims amount is COP 128,599.

On August 24, 2023, the First Instance Court issued a favorable judgment to Fiduciaria Bancolombia. As of December 31, 2025, the Second Instance Court has not issued a final decision. The contingency is qualified as eventual and there is no provision for this proceeding.

BANCO AGRÍCOLA
Dirección General de Impuestos Internos of El Salvador
The authority on taxes of El Salvador (DGII), in accordance with the resolution of October 2018, determined that Banco Agrícola failed to declare and pay income taxes related to 2014’s fiscal year for a total of USD11,116 and related penalties.

In 2021, the appeal presented by Banco Agrícola was decided. The Tribunal de Apelaciones de los Impuestos Internos y Aduanas (TAII) modified the Resolution issued by DGII, adjusted the rental tax to USD6,341 and revoked the sanction.
Banco Agrícola filed a lawsuit before the Contentious Administrative Tribunal seeking to overrule DGII´s and TAII´s previous decisions in relation to the tax’s payment. As of December 31, 2025, the decision of the Contentious Administrative Tribunal is still pending.

The contingency is qualified as remote and there is no provision for this proceeding.

ARRENDADORA FINANCIERA S.A.
Cordal
Cordal filed a lawsuit against Arrendadora Financiera, seeking compensation for USD6,454. According to the lawsuit, Cordal was the owner of a current account in Arrendadora Financiera (formerly Banco Capital S.A.), and it alleged that it´s funds were irregularly transferred to third parties. Arrendadora Financiera alleges Cordal´s account was liquidated before the acquisition of Banco Capital S.A. and, therefore, no funds were transferred.
As of December 31, 2025, the proceeding is at the evidentiary stage. The contingency is qualified as remote and there is no provision for this proceeding. A former employee of the plaintiff was convicted of aggravated theft in connection with the facts of this lawsuit.
BANCO AGROMERCANTIL
Bapa Holdings Corp.
On September 20, 2022, a lawsuit against Banco Agromercantil was filed by Bapa Holdings Corp. The plaintiff alleges that it invested USD7,000 through a participation agreement with North Shore Development Company (NDSC) for the development of a housing project that was going to be built in a property, which was security for a loan given by Banco Agromercantil to NDSC, located in Roatan Island, Honduras. Bapa alleges that BAM caused damages due to its failure to provide information about NDSC´s financial situation and going through with the sale of the credit.

On October 24, 2022, BAM responded to the claim and filed exceptions alleging that it has no commercial relationship with Bapa, and the statute of limitations deadline expired. As of December 31, 2025, the Court has not ruled the exceptions to the lawsuit. The contingency is qualified as remote and there is no provision for this proceeding.

Superintendencia de Administración Tributaria (SAT)
The Superintendencia de Administración Tributaria (SAT) of Guatemala ordered a tax adjustment in the fiscal year 2014 of Banco Agromercantil´s rental tax declaration, duly paid by BAM, for a value of USD13,583 (including tax and sanction). BAM initiated legal proceedings against the decision adopted by the SAT, arguing the inadmissibility of the adjustment by applying the legal rule in an analogous way, the admissibility of the expense’s deductions of the revenue tax for being necessary to generate lien revenue and the non-withhold of the revenue tax in the interests paid to exempt people, arguing that they were appropriate according to the law.

As of December 31, 2025, the proceeding is pending the final decision from the Court. The contingency is qualified as remote and there is no provision for this proceeding.

BANISTMO (Discontinued operation)
Constructora Tymsa S.A.
In October 2021, Banistmo and Banistmo Investment were notified of a lawsuit in which the plaintiff alleged fraudulent acts involving the sale of the plaintiff´s property. Constructora Tymsa request the nullity of the public instrument of purchase through which property was transferred to Limipa S.A. Limipa S.A. requested a loan to Banistmo and guaranteed its obligation with an an administration and guarantee trust over the property. The trust was administered by Banistmo Investment. Constructora Tymsa alleges that the signatures and fingerprints in the public instrument of purchase, sale and in the mortgage in favor of Banistmo are false.
The plaintiff’s claims amount is USD10,000, in addition to interests, costs and expenses. Banistmo and Banistmo Investment allege they are not liable for any intentional or negligent conduct regarding to the alleged fraudulent sale of the property. As of December 31, 2025, the Court is pending of the resolution of three motions, including the motion for lack of jurisdiction alleged by the Bank, and to rule on the evidence presented in the proceeding. The Bank’s legal advisors have qualified the proceeding as eventual and there is no provision.

Deniss Rafael Pérez Perozo, Carlos Pérez Leal and others

Promotora Terramar (client of Banistmo, formerly HSBC Panamá) received USD299, through Visa Gift Cards issued by a foreign bank. These payments were received as a partial payment of 2 apartments located in Panamá City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity by Promotora Terramar, when a monitoring alert was activated due to the high number of cards with the same BIN and bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC reversed funds from Promotora Terramar´s accounts for COP 287. Nevertheless, after further investigations the money was refunded.

On October 2013, the plaintiffs filed a claim for compensation of the material and moral damages caused, which according to their valuation, amounts to USD5,252,000. Banistmo alleges it has complied with the contractual terms outlined in the Affiliate Agreement, that Mr. and Mrs Perez Leal are not customers of the Bank and thar the statute of limitations deadline has lapsed.

As of December 31, 2025, the lawsuit has not been notified to the parties. The contingency is qualified as remote and there is no provision for this proceeding.

DD&C, Carlos Pérez Leal and Others
In October 2022, Banistmo received a communication announcing the filing of a legal action in the Tribunal of First Instance of Kaloum in the Republic of Guinea. This action was commenced by Inversiones DD&C, Carlos Perez Leal and other natural persons against the Central Bank of the Republic of Guinea (“BCRG”) and five international banks, including Banistmo. The action seeks compensatory damages derived from alleged fraud involving six international transfers for a total USD1,900 that Inversiones DD&C, who was a client of Banistmo at the time, ordered to be made to a bank account at the BCRG.

The parties who commenced the action are seeking USD28,100 in “dommages matériels” (which are damages for alleged economic loss), as well as additional amounts in “dommages moraux” (which are damages for alleged non-economic loss, including alleged psychological suffering and moral anguish).

On May 22, 2023, a favorable First Instance judgment was issued for Banistmo. The plaintiff filed an appeal against the decision. On October 23, 2024, the Second Instance Court issued a favorable judgment to Banistmo. As of December 31, 2025, there is still pending to decide the appeal filed by the plaintiff before the Supreme Court of Guinea.

The contingency is qualified as remote and there is not provision for this proceeding.

Interfast Panamá & Pacific Point 96624

In February 2024, Banistmo and Banistmo Investment were served of a lawsuit filed against them and against 2020 Debt Investors Corp and José Talgham Cohen. The plaintiffs seek compensation for damages originated from the assignment of credit agreement made by Banistmo as the assignor in benefit of the assignee 2020 Debt Investors Corp., of a credit operation managed by Inverfast Panamá for a value of USD 2,000. The loan was secured with a trust of administration and guarantee of real state set up on Banistmo Investment.

The plaintiffs alleges that the credit assignment agreement presented irregularities and deviations from Banistmo and breach of fiduciary duties from Banistmo Investment. The plaintiff’s claims amount is USD 15,000.

As of December 31, 2025, the proceeding is pending rule a clarification motion of the plaintiff´s complaint.

The contingency is qualified as remote and there is no provision for this matter.
NOTE 22. SHARE CAPITAL
The subscribed and paid-in capital is the following:

Share capital	December 31, 2025	December 31, 2024
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Common shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total subscribed and paid-in shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914
Dividends declared
The declaration, amount, and payment of dividends are based on the unconsolidated net income of Cibest S.A. Dividends must be approved by the Ordinary General Shareholders’ Meeting, following the recommendation of the Board of Directors and Management. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Grupo Cibest S.A. must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of at least 78% of the shares present at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Grupo Cibest S.A., as may be determined by the stockholders, and within a year from the date of the annual general ordinary stockholders' meeting in which the dividend was declared.
Dividend payments must be made in cash on the dates defined by the Shareholders’ Meeting at its annual meeting and for all shareholders. If the payment is made in the Grupo Cibest S.A.’s own equity securities instead of cash, that must be approved by 80% of the outstanding common shareholders and 80% of the outstanding Preferred Shares and subscribed without voting rights.
The annual net profits of Grupo Cibest S.A. must be applied as follows: (i) first, an amount equal to 10% of net profits to a legal reserve until such reserve is equal to at least 50% of the paid-in capital; (ii) second, to the payment of the minimum dividend on the Preferred Shares and without voting rights; and (iii) third, as may be determined in the ordinary annual general ordinary stockholders' meeting, by the required majority in accordance with the law and the bylaws.

Dividends declared with respect to net income earned in:	Cash dividends per share (Stated in COP)
2025	–
2024(1)	4,524
2023	3,536
2022	3,536
2021	3,120
(1) During 2025, it includes an ordinary dividend of COP 3,900 and an extraordinary dividend of COP 624; see the Consolidated Statement of Changes in Equity.
Common Shares
The holders of Common Shares are entitled to vote on any matter subject to approval at an annual general ordinary stockholders' meeting. Within 15 calendar days prior to such meeting, such holders are entitled to inspect the books and records of the Company.
Also, the holders of Common Shares will receive a proportion of the profits subject to the provisions of law, statutes and established at general shareholders’ meeting. The dividend received by holders of Common Shares may not be higher than the dividend assigned to Preferred Shares and without voting rights.
Preferred Shares and without voting rights
Holders of Preferred Shares are entitled to receive dividends based on the net profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a non-cumulative minimum preferred dividend equal to one percent (1%) yearly of the subscription price of the Preferred Share, provided this dividend is higher than the dividend assigned to Common Shares. If this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the Common Shares.
Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.
Any dividend in shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, including at least 80% of the outstanding Preferred Shares. In the absence of such Preferred Shares holders, a stock dividend may be payable only to the holders of Common Shares that approve this payment.
Reserved Shares
Stocks that are available between maximum authorized shares and paid-in shares. Grupo Cibest S.A. has 438,173,000 shares held in reserve.

Repurchased Own Shares
On June 9, 2025, the General Shareholders’ Meeting approved a repurchase program for shares and ADRs. For more information, see Note 1 – Reporting Entity. During the period, the entity repurchased its own shares (common and preferred), which are presented as a deduction from equity in the Consolidated Statement of Financial Position, in

accordance with IAS 32. These shares do not confer political or economic rights while held by the entity. For more information, see Note 23 – Appropriated Reserves and Consolidated Statement of Changes in Equity.

Concept	December 31, 2025	December 31, 2024
Subscribed and paid common shares	509,704,584	509,704,584
Repurchased common shares(1)	(601,452)	–
Total common shares outstanding	509,103,132	509,704,584
Subscribed and paid preferred shares	452,122,416	452,122,416
Repurchased preferred shares(2)	(8,010,884)	–
Total preferred shares outstanding	444,111,532	452,122,416
Total shares outstanding	953,214,664	961,827,000
(1) The total cost of the repurchased Common Shares is COP 34,706.
(2) The total cost of the repurchased Preferred Shares is COP 396,712.
NOTE 23. APPROPRIATED RESERVES
As of December 31, 2025, and 2024, the appropriated retained earnings consist of the following:

Item	December 31, 2025	December 31, 2024
In millions of COP
Appropriation of net income(1)(2)	11,491,577	12,700,961
Other(3)	11,025,979	9,874,876
For share repurchase(4)	918,582	—
Total appropriated reserves	23,436,138	22,575,837
(1)The legal reserve fulfills two objectives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)As of December 31, 2025, and 2024, includes reclassification of unclaimed dividends under Article 85 Bylaws for COP 2,096 and COP 506, respectively.
(3)Corresponds to occasional reserve for equity strengthening and future growth continues which was approved at the General Shareholders Meeting.
(4)The movement of the reserve for share repurchase is as follows:

Concept	December 31, 2025
In millions of COP
Establishment of reserve for share repurchase(1)	1,350,000
Repurchase of common shares(2)	34,706
Repurchase of preferred shares(3)	396,712
Balance of reserves for share repurchase	918,582
(1) On June 9, 2025, the General Shareholders’ Meeting approved a repurchase program for shares and ADRs and approved a change in the legal reserve for the creation of a reserve designated for the repurchase of shares. For more information, see Note 1. Reporting Entity and Consolidated Statement of Changes in Equity.
(2) As of December 31, 2025, 601,452 Common Shares have been repurchased.
(3) As of December 31, 2025, 8,010,884 Preferred Shares have been repurchased.

NOTE 24. UNCONSOLIDATED STRUCTURED ENTITIES
Nature and risks associated with Cibest Corporate Group’s interests in unconsolidated structured entities

The term "unconsolidated structured entities" refers to all structured entities that are not controlled by Cibest Corporate Group. Cibest Corporate Group manage transactions with unconsolidated structured entities to facilitate customer transactions and for specific investment opportunities.

The table below shows the total assets of unconsolidated structured entities in which Cibest Corporate Group had an interest at the reporting date and its maximum exposure to loss in relation to those interests.
As of December 31, 2025

	Securitizations	Managed funds(1)(2)	Total
In millions of COP
Total assets of the entities	599,521	187,365,295	187,964,816
Interest in assets
Investments at fair value through profit or loss	62,813	-	62,813
Investments at fair value through other comprehensive income	8,359	-	8,359
Loans and advances to customers	-	10,301,573	10,301,573
Total assets in relation to interests in the unconsolidated structured entities	71,172	10,301,573	10,372,745
Maximum exposure	71,172	10,301,573	10,372,745
Fee income(1)	2,493	616,547	619,040
(1) The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which reported a total managed assets of COP 9,220,308 and fee income of COP 7,682. For more information see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
(2) During 2025, Grupo Cibest S.A. was established as the parent company. For more information, see Note 1. Reporting Entity.

As of December 31, 2024

	Securitizations	Managed funds	Total
In millions of COP
Total assets of the entities	792,368	176,591,828	177,384,196
Interest in assets
Investments at fair value through profit or loss	68,710	-	68,710
Investments at fair value through other comprehensive income	8,649	-	8,649
Loans and advances to customers	-	8,435,301	8,435,301
Total assets in relation to interests in the unconsolidated structured entities	77,359	8,435,301	8,512,660
Maximum exposure	77,359	8,435,301	8,512,660
Fee income	3,065	558,877	561,942
Securitizations
Cibest Corporate Group invest in asset-backed securities issued by securitization entities whose underlying assets are mortgages originated by financial institutions. Cibest Corporate Group does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in TIPS in the local market and accounted for as investment at fair value through profit or loss and residual rights accounted for as investment at fair value through other comprehensive income. These asset-backed securities have different maturities and are generally classified by credit ratings. Cibest Corporate Group does not expect significant changes in those ratings. Cibest Corporate Group also retain beneficial interests in the form of servicing fees on securitized mortgages.
Cibest Corporate Group’s managed funds
Cibest Corporate Group managed trust funds comprise the following business lines: real estate, mutual funds sold to individuals, escrow accounts, private equity funds, and the social security system. Generally, the related income correspond to the fees received from the management of resources that are invested in financial instruments and management of assets and resources related to real estate projects in progress or assets for which legal title may or may not be transferred, to be managed in accordance with the terms agreed with the trustor. Likewise, Cibest Corporate Group receive fees for management assets pledged as collateral for customers’ commitments and obligations, and fees from management of resources of government agencies and entities.
On the other hand, there is no additional exposure to loss, such as funding commitments with regards to Cibest Corporate Group’s involvement with those entities.

NOTE 25. OPERATING INCOME
25.1. Interest and valuation on financial instruments
The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
In millions of COP
Interest on debt instruments using the effective interest method	714,677	728,238	741,684
Interest and valuation on financial instruments
Debt investments	1,380,073	1,289,472	614,609
Derivatives(1)	41,679	150,808	(158,635)
Spot transactions	30,390	(10,817)	(43,528)
Repos(2)	(16,036)	236,050	136,773
Total valuation on financial instruments	1,436,106	1,665,513	549,219
Total Interest and valuation on financial instruments	2,150,783	2,393,751	1,290,903

Discontinued operations Banistmo S.A.(3)	353,881	328,428	317,162
(1) The decrease is mainly attributable to valuation of swaps and forwards in Bancolombia.
(2) The decrease is mainly attributable to lower returns from repurchase agreement transactions in Bancolombia.
(3) The accumulated amount as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

25.2.       Interest expenses
The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
In millions of COP
Deposits(1)	10,329,525	11,287,066	12,514,706
Borrowing costs(1)(2)	826,461	1,117,354	1,398,923
Debt instruments in issue(3)	682,323	1,074,281	1,307,383
Lease liabilities	111,114	107,408	83,916
Preferred shares	56,974	57,701	57,701
Overnight funds	16,748	3,190	10,443
Other interest (expense)	38,081	40,660	57,111
Total interest expenses	12,061,226	13,687,660	15,430,183

Discontinued operations Banistmo S.A.(4)	1,241,640	1,336,251	1,238,112
(1)The intervention rate issued by the Banco de la República de Colombia for the period of 2025 started at 9.50% and closed at 9.25%, for 2024 it started at 13.00% and closed at 9.50% and for 2023 it started at 12.00% and closed at 13.00%. This has an impact on the rates of deposits and financial obligations.
(2) The decrease is mainly in Bancolombia S.A due to the effect of the decline in the balance of foreign obligations loans.
(3) In 2025, the decrease is mainly explained by the lower amortization of deferred charges associated with bond repurchases carried out in 2024, as well as by the reduction in interest expense resulting from the maturities of debt securities denominated in local currency.
(4) The accumulated amount as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12.

Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

Net interest income is defined as interest on loan portfolio and financial leasing operations, interest on debt instruments measured by the effective interest method and interest expense amounts to COP 17,889,453 COP 17,371,017 and COP 18,137,054 for the years ended on December 31, 2025, 2024 and 2023, respectively.
25.3.       Fees and commissions
Cibest Corporate Group has elected to present the income from contracts with customers as an element in a line named “Fees and commissions income” in the Consolidated Statement of Income separated from the other income sources.
The information contained in this section about the fees and commission’s income presents information on the nature, amount, timing and uncertainty of the income from ordinary activities which arise from a contract with a customer under the regulatory framework of IFRS 15 Revenue from Contracts with Customers.
In the following table, the description of the main activities through which Cibest Corporate Group generates revenue from contracts with customers is presented:

Fees and Commissions	Description
Banking services
Banking Services are related to commissions from the use of digital physical channels or once the customer makes a transaction. The performance obligation is fulfilled once the payment is delivered to its beneficiary and the proof of receipt of the payment is sent, in that moment, the collection of the commission charged to the customer is generated, which is a fixed amount. The commitment is satisfied during the entire validity of the contract with the customer. Grupo Cibest S.A. and its subsidiaries acts as principal.

Credit and debit card fees
In debit card product contracts, it is identified that the price assigned to the services promised by the Bank to the customers is fixed. Given that no financing component exists, it is established on the basis of the national and international interbank rate. Additionally, the product charges to the customers commissions for handling fees, at a determined time and with a fixed rate.
For Credit Cards, the commissions are the handling fees and depend on the card franchise. The commitment is satisfied in so far that the customer has capacity available on the card.
Other revenue generated by the credit card product (issuer) includes cash advance commissions. This commission income is charged each time a customer makes a cash advance, whether domestically or internationally, at ATMs owned or not owned by the issuer, or through a physical branch. The interchange fee is revenue for the credit card issuer for services provided to the merchant for transactions processed at the point of sale. This fee is accrued and collected immediately from the merchant and has a fixed amount.
In the credit cards product there is a customer loyalty program, in which points are awarded for each transaction made by the customer in a retail establishment. The program is administrated by a third party who assumes the inventory and claims risks, for which it acts as agent. The Bank recognized it as a lower value of the revenue from the exchange bank fee.
The rights and obligations of each party in respect of the goods and services for transfer are clearly identified, the payment terms are explicit, and it is probable, that is, it takes into consideration the capacity of the customer and the intention of having to pay the consideration at termination to those entitled to change the transferred goods or services. The revenue is recognized at a point in time: the Bank satisfies the performance obligation when the “control” of the goods or services was transferred to the customers.

Deposits
Deposits are related to the services generated from the offices network once a customer makes a transaction. Cibest Corporate Group generally commits to maintain active channels for the products that the customer has, with the purpose of making payments and transfers, sending statements, and making transactions in general. The commissions are deducted from the deposit account, and they are incurred at a point in time. Cibest Corporate Group acts as principal.

Electronic services and ATMs
Revenue received from electronic services and ATMs arises through the provision of services so that the customers may make required transactions, which are enabled by Cibest Corporate Group. These include online and real-time payments by the customers of Cibest Corporate Group holding a checking or savings accounts, with a debit or credit card for the products and services that the customer offers. Each transaction has a single price, for a single service. The provision of collection services or other different services provided by Cibest Corporate Group, through electronic equipment, generates consideration chargeable to the customer established contractually as a fee. Cibest Corporate Group acts as principal and the revenue is recognized at a point in time.

Brokerage
Brokerage is a group of services for the negotiation and administration of operations for purchasing fixed revenue securities, equities, and operations with derivatives in its own name, but on behalf of others. The performance obligations are fulfilled at a point in time when the commission agent in making its best effort can execute the business entrusted by the customer in the best conditions. The performance obligations are considered satisfied once the service stipulated in the contract is fulfilled, as consideration fixed, or variable payments are agreed, depending on the service. Cibest Corporate Group acts generally as principle and in some special cases as agent.

Remittance
Revenue for remittance is received as consideration for the commitment established to pay remittances sent by the remitting companies to the beneficiaries of the same. The commitment is satisfied at a point in time to the extent that the remittance is paid to the beneficiary.
The price is fixed, but may vary in accordance to the transferred amount, due to the operation being dependent on the volume of operations generated and the transaction type. There is no component of financing, nor the right to receive consideration dependent on the occurrence or not of a future event.

Acceptances, Guarantees and Standby Letters of Credit
Banking Service from acceptances, guarantees and standby letters of credit which are not part of the portfolio of Cibest Corporate Group. There exist different performance obligations; the satisfaction of performance obligations occurs when the service is given to the customer. The consideration in these types of contracts may include fixed amounts, variable amounts, or both, and Cibest Corporate Group acts as principal. The revenue is recognized at a point in time.

Trust
Revenue related to Trust are received from the administration of the customer resources in the business of investment trusts, property trusts, management trusts, guarantee trusts, for the resources of the general social security system, Collective portfolios, and Private Equity Funds (PEF). The commitments are established in contracts independently and in an explicit manner, and the services provided Cibest Corporate Group are not inter-related between the contracts. The performance obligation corresponds to performing the best management in terms of the services to be provided in relation to trust characteristics, thus fixed and variable prices are established depending on the complexity of the business, similarly, revenues are recognized throughout or at a determined time. In all the established businesses it acts as principal.

Placement of Securities
Cibest Corporate Group makes available its commercial strength for the deposit, reinvestment of resources through financial instruments to the issuing company. It receives payment for deposits made. The commitment of the contract is satisfied to the extent that the resources requested by the issuer are obtained through the distribution desks of Cibest Corporate Group. The collection is made monthly. It is established that Cibest Corporate Group may undertake collection of these commissions at the end of the month through a collection account charged to the issuer, acting as principal.

Bancassurance
Cibest Corporate Group receives a commission for collecting insurance premiums at a given time and for allowing the use of its network to sell insurance from different insurance companies over time. Cibest Corporate Group in these bancassurance contracts acts as agent (intermediary between the customer and the insurance company), since it is the insurance company which assumes the risks, and which handles the complaints and claims of the customers inherent in each insurance. Therefore, the insurance company acts as principal before the customer. The prices agreed in bancassurance are defined as a percentage on the value of the policy premiums. The payment shall be tied to the premiums collected, sold or taken for the case of employees’ insurance. The aforementioned then means that the price is variable, since, the revenue will depend on the quantity of policies or calculations made by the insurance companies.

Collections
Cibest Corporate Group acting as principal, commits to collect outstanding invoices receivable by the collecting customers through the different channels offered by Cibest Corporate Group, send the information of the collections made and credit the money to the savings or checking account defined by the collecting customer. The commitment is satisfied at a point in time to the extent that the money is collected by the different channels, the information of the said collections is delivered appropriately, and the resources are credited in real time to the account agreed with the customer. For the service, Cibest Corporate Group receives a fixed payment, which is received for each transaction once the contract is in effect.

Services
These are the maintenance services performed on the fleet owned by the customers of Renting Colombia S.A.S., these services are performed on demand, and the value of the service cost is invoiced plus an intermediation margin. The collection is made by the amount of expense invoiced by the provider plus an intermediation percentage, which ranges between 5% and 10% depending on the customer.
The contract is written, is based on a framework contract which is held between the customers which contains the general terms of negotiation and the payment terms are generally 30 days after generating the invoice. The revenue is recognized when the service is provided. There is no financing nor sanctions for early cancellations. To view the details of the balance, refer to line ‘Logistics services’ in Note 25.4 Other operational Income.

Gains on sale of assets
These are the revenue from the sale of assets, where the sale value is higher than the book value recorded in the accounts, the difference representing the gains. The recognition of the revenue is at a point in time once the sale is realized. Cibest Corporate Group acts as principal in this type of transaction and the transaction price is determined by the market value of the asset being sold.
To view the details of the balance, refer to line ‘Gain on sale of assets’ in Note 25.4 Other operational Income.

Cibest Corporate Group presents the information on revenue from contracts with customers in accordance with its operating segments defined earlier in Note 3. Operating Segments for each of the principal services offered.
The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers, for further information about composition of Cibest Corporate Group segments see Note 3. Operating segments:
As of December 31, 2025

	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(1)	All Other Segments	Total	Discontinued operation Banking Panama(2)
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,815,114	339,492	103,514	1,690	-	-	3,259,810	260,524
Banking services	738,887	183,023	62,462	47,505	-	62,802	1,094,679	118,747
Payment and collections	1,136,610	-	-	-	-	-	1,136,610	7,611
Bancassurance	1,090,888	12	-	-	-	1	1,090,901	64,711
Fiduciary Activities and Securities	-	9,266	893	50	-	634,665	644,874	7,682
Acceptances, Guarantees and Standby Letters of Credit	69,154	4,802	1,761	600	-	-	76,317	27,701
Placement of securities	-	3,709	-	-	-	102,943	106,652	-
Brokerage	-	-	-	-	-	42,214	42,214	-
Others	301,218	89,681	62,950	5,820	4	16,824	476,497	32,270
Total revenue of contracts with customers	6,151,871	629,985	231,580	55,665	4	859,449	7,928,554	519,246
(1)In 2025, the leasing segment is presented separately. For comparative purposes, the 2024 information has been restated, as in that period these operations were included within ‘All other segments’.
(2) The accumulated amount as of December 31, 2025, corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

As of December 31, 2024

	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(1)	All Other Segments	Total	Discontinued operation Banking Panama(2)
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,657,690	257,697	85,842	1,934	-	-	3,003,163	282,610
Banking services	694,554	166,713	65,432	43,540	-	34,580	1,004,819	131,958
Payment and collections	1,024,053	-	-	-	-	-	1,024,053	15,735
Bancassurance	958,311	47	-	-	-	13	958,371	67,193
Fiduciary Activities and Securities	-	6,515	902	50	-	544,820	552,287	18,964
Acceptances, Guarantees and Standby Letters of Credit	73,302	5,789	1,881	679	-	-	81,651	27,364
Placement of securities	-	2,097	-	-	-	78,120	80,217	1,670
Brokerage	-	-	-	-	-	20,648	20,648	16,473
Others	252,445	76,876	57,721	5,698	292	8,271	401,303	359
Total revenue of contracts with customers	5,660,355	515,734	211,778	51,901	292	686,452	7,126,512	562,326
(1)In 2025, the leasing segment is presented separately. For comparative purposes, the 2024 information has been restated, as in that period these operations were included within ‘All other segments’.
(2) The accumulated amount as of December 31, 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
As of December 31, 2023

	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases	All Other Segments	Total	Discontinued operation Banking Panama
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,467,174	233,049	95,833	1,992	-	-	2,798,048	272,380
Banking services	593,729	157,386	68,857	37,746	-	23,574	881,292	110,271
Payment and collections	950,167	-	-	-	-	-	950,167	15,236
Bancassurance	924,280	77	-	-	-	259	924,616	72,705
Fiduciary Activities and Securities	-	6,399	851	54	-	436,009	443,313	20,233
Acceptances, Guarantees and Standby Letters of Credit	72,335	5,211	3,173	1,803	-	-	82,522	25,159
Placement of securities	-	1,225	-	-	-	66,616	67,841	980
Brokerage	-	-	-	-	-	11,140	11,140	15,568
Others	244,414	76,221	54,486	5,633	-	8,255	389,009	398
Total revenue of contracts with customers	5,252,099	479,568	223,200	47,228	-	545,853	6,547,948	532,930
For the determination of the transaction price, Cibest Corporate Group assigns to each one of the services the amount which represents the value expected to be received as consideration for each independent commitment, which is based on the relative price of independent sale. The price that Cibest Corporate Group determines for each performance obligation is done by defining the cost of each service, related tax and associated risks to the operation and inherent to the transaction plus the margin expected to be received in each one of the services, taking as references the market prices and conditions, as well as the segmentation of the customer.

No changes in the transaction price were identified in the transactions evaluated within the contracts.

Contract assets with customers
Cibest Corporate Group receives payments from customers based on the provision of the service, in accordance to that established in the contracts. When Cibest Corporate Group incurs costs for providing the service prior to the invoicing, and if these are directly related with a contract, they improve the resources of the entity and are expected to recuperate, these costs correspond to a contract asset. Currently, Cibest Corporate Group does not have assets related to contracts with customers.

As a practical expedient, Cibest Corporate Group recognizes the incremental costs of obtaining a contract as an expense when the amortization period of the asset is one year or less.

Contract liabilities with customers
The contract liabilities constitute the obligation of Cibest Corporate Group to transfer the services to a customer, for which Cibest Corporate Group has received a payment on the part of the final customer or if the amount is due before the execution of the contract. They also include deferred income related to services that shall be delivered or provided in the future, which will be invoiced to the customer in advance, but which are still not due.

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2025, 2024 and 2023:

	2025	2024	2023
In millions of COP
Accounts receivable from contracts with customers(1)	261,425	257,262	259,516
Liabilities from contracts with customers(2)(3)(4)	48,658	68,040	60,128
(1) Allowances for receivables from customers are COP 21,633, COP 23,639 and COP 21,591 for the year 2025, 2024 and 2023, respectively.
(2) Contract liabilities are mainly related to commissions received from customers when financial guarantees are issued. They are recognized as income during the term of the contract, according to the form and frequency of payment of the commissions. The weighted-average expected period for income recognition as of December 31, 2025, and as of December 31, 2024,was 1.6 and as of December 31, 2023 was 1.4.
(3) During the years 2025, 2024 and 2023, income was recognized for COP 38,614, COP 45,848 and 47,898 respectively from the liability of contracts with clients at the beginning of the period.
(4) See Note 20. Other liabilities.
The contract liabilities increased COP 19,382 in 2025 and COP 7,912 in 2024. The changes in contract liabilities are mainly due to the impact of the reclassification of Banistmo S.A. as an asset held for sale.
Fees and Commissions Expenses
The following table sets forth the detail of commissions expenses for the year ended December 31, 2025, 2024, and 2023:

Fees and Commissions Expenses	2025	2024	2023
In millions of COP
Banking services	1,737,216	1,458,363	1,264,377
Sales, collections, and other services	889,356	894,836	855,480
Correspondent banking	618,969	620,818	507,586
Payments and collections	77,008	46,792	41,820
Others	251,061	204,573	169,120
Total expenses for commissions	3,573,610	3,225,382	2,838,383

Discontinued operation Banistmo S.A.(1)	261,793	286,392	258,897
(1) The accumulated amount as of December 31, 2025 and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

25.4.       Other operating income
The following table sets forth the detail of other operating income, net for the years ended December 31, 2025, 2024 and 2023:

Other operating income	2025	2024	2023
In millions of COP
Leases and related services(1)	1,748,321	1,827,163	1,771,016
Net foreign exchange and Derivatives Foreign exchange contracts(2)	989,902	421,904	1,208,515
Gains on sale of assets(3)	236,962	101,898	172,389
Investment property valuation(4)	109,781	200,256	197,526
Insurance(5)	85,687	85,993	86,330
Logistics services	62,041	47,880	136,118
Other reversals	31,942	72,574	66,958
Penalties for failure to contracts	4,194	7,952	13,855
Others	303,244	210,490	290,005
Total Other operating income	3,572,074	2,976,110	3,942,712

Discontinued operations Banistmo S.A.(6)	24,905	65,875	36,938
(1) Corresponds to operating leases for COP 724,656, COP 795,179 and COP 833,244, other related leasing services for COP 629,473, COP 671,251 and COP 660,442 (see Note 11.1 lessor), property leases for COP 360,610, COP 325,286 and COP 228,325 (see Note 9. Investment properties) and other assets leases for COP 33,582, COP 35,447, COP 49,005 for the years ended December 31, 2025, 2024, and 2023 respectively.
(2) Corresponds to the management of assets and liabilities in foreign currencies and the volatility of the U.S. dollar.
(3) Corresponds mainly to higher gains on assets held for sale, mostly vehicles.
(4) The variation occurs due to the indexation of properties to the UVR and due to updating the appraisals of investment properties.
(5)Corresponds to income from insurance operations of Seguros Agromercantil S.A., subsidiary domiciled in Guatemala.
(6)The accumulated amount as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

25.5. Dividends and net income on equity investments
The following table sets forth the dividends and net income on equity investments for the years ended December 31, 2025, 2024 and 2023:

Dividends and net income on equity investments	2025	2024	2023
	In millions of COP
Equity method(1)	348,962	222,572	113,115
Dividends(2)	145,807	130,312	115,528
Equity investments and other financial instruments(3)	68,867	41,042	21,344
Gains on sale of investments in joint ventures(4)	11,508	-	-
Recovery (impairment) of investments in joint ventures(5)	117,867	(314,347)	(108,175)
Others(6)	-	13,520	54,874
Total dividends received, and share of profits of equity method investees	693,011	93,099	196,686

Discontinued operations Banistmo S.A.(7)	8,561	11,474	13,499

(1)As of December 31, 2025, 2024 and 2023, it corresponds to income from equity method of investments in associates for COP 316,237, COP 311,193 and COP 230,704 (includes valuation of investments in associates at fair value), respectively, and joint ventures for COP 32,725, COP (88,621) and (117,589), respectively. For further information, see Note 8. Investments in associates and joint ventures.
(2)As of December 31, 2025, 2024 and 2023, includes dividends received from equity investments at fair value through profit or loss for COP 1,593, COP 1,461 and COP 768 and investments written off for COP 34, COP 2 and COP 341, respectively; dividends from equity investments at fair value through OCI for COP 8,397, COP 6,872 and COP 6,565, respectively and investments written off for COP 537 in 2025 and COP 3,231 in 2023. Dividends received of the associate at fair value P.A. Viva Malls are COP 135,246, COP 121,977 and COP 104,623, respectively. For further information, see Note 8. Investments in associates and joint ventures.
(3)For 2025, the variation is explained mainly in Inversiones CFNS S.A.S for COP 21,831 due to the devaluation of investments in Home Capital Colombia S.A.S. and Enka the previous year. For 2024, the variation is in Bancolombia S.A. for COP 34,438 mainly in FCP Pactia Inmobiliario, Inversiones CFNS S.A.S. for COP (9,237) and Banagrícola S.A. for COP (8,227).
(4)In 2025, corresponds to gain on sale of the P.A. Laurel joint venture by Inversiones CFNS S.A.S. For further information, see Note 8. Investments in associates and joint ventures.
(5)As of December 31, 2025, an impairment recovery was recognized in joint venture investments in Bancolombia for COP 90,849 recognized in the Banking Colombia segment and in Banca de Inversión and Negocios Digitales for COP 26,997 and COP 21, respectively, recognized in other segments. In 2024, impairment of investments in associates and joint ventures recognized in the Banca de Inversión and other companies for COP 156,205 and COP 2,091, respectively, recognized in other segments and in Bancolombia for COP 156,051, recognized in Banking Colombia segment and in and 2023, in Banca de Inversión and Inversiones CFNS for COP 106,574 and COP 1,601, respectively, recognized in other segments. For further information, see Note 8. Investments in associates and joint ventures.
(6)Corresponds to gains recognized from a bargain purchase, In 2024, P.A. Sodimac for COP 13,520 and 2023 of P.A. Calle 84 (2) and P.A. Calle 84 (3) for COP 31,117 and P.A. Nomad Central for COP 23,757.
(7)As of December 31, 2025, 2024 and 2023, the accumulated amount corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale as of December 18, 2025. For further information, see Note 1. Reporting Entity; Note 2.D.12. Significant accounting policies: assets held for sale and discontinued operations; and Note 31. Discontinued Operations.
NOTE 26. OPERATING EXPENSES
26.1.       Salaries and employee benefit
The details for salaries and employee benefits for the years ended December 31, 2025, 2024 and 2023, are as follows:

Salaries and employee benefit	2025	2024	2023
In millions of COP
Salaries(1)	2,400,872	2,169,634	2,002,456
Bonuses(2)	1,064,656	868,694	880,203
Private premium	655,485	616,613	639,311
Social security contributions	629,873	599,171	546,434
Defined Benefit severance obligation and interest	193,750	177,421	159,066
Indemnity payment	173,201	217,765	172,893
Vacation expenses	148,156	139,511	125,360
Other benefits(3)	494,129	435,914	373,560
Total salaries and employee benefit	5,760,122	5,224,723	4,899,283
Discontinuous operation Banistmo S.A.(4)	436,718	403,339	450,951
(1)This is mainly explained by salary increases.

(2)Corresponds mainly to bonuses for employees in accordance with the variable compensation model of Cibest Corporate Group.
(3)Includes pension and employee benefits (policy benefits, training, and recreation).
(4) The accumulated value as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
26.2.       Other administrative and general expenses
The detail for administrative and general expenses for the years ended December 31, 2025, 2024 and 2023 is as follows:

Other administrative and general expenses	2025	2024	2023
In millions of COP
Maintenance and repairs(1)	1,101,564	956,315	842,105
Fees	839,015	791,710	782,834
Insurance	766,192	725,238	729,325
Data processing(2)	643,036	482,218	400,201
Frauds and claims	446,857	412,002	340,454
Transport	264,097	246,280	220,735
Advertising	180,449	162,057	157,681
Contributions and affiliations	132,249	115,939	109,038
Public services	120,612	119,989	109,050
Cleaning and security services	119,301	112,880	105,012
Useful and stationery	85,247	88,714	48,216
Communications	83,319	76,268	74,685
Properties improvements and installation	75,891	66,543	64,619
Real estate management(3)	55,554	38,396	33,637
Travel expenses	36,567	29,794	30,237
Disputes, fines, and sanctions	35,504	41,687	42,707
Short-term and low-value leases	27,811	16,359	10,926
Publications and subscriptions	26,740	23,105	22,279
Storage services	18,430	17,845	16,321
Legal expenses(4)	12,270	8,736	9,209
Others	528,655	502,948	465,716
Total other administrative and general expenses	5,599,360	5,035,023	4,614,987
Discontinued operation Banistmo S.A.(5)	345,439	410,189	418,957
Taxes other than income tax	1,481,323	1,402,064	1,393,216
Discontinued operation Banistmo S.A.(5)	30,045	40,447	39,932
(1)The increase is due to maintenance work on buildings owned by the FCP Fondo Inmobiliario Colombia.
(2)The increase is mainly in Bancolombia, due to higher spending on technology services.
(3)The variation occurs mainly in Bancolombia.
(4)The increase at Cibest Corporate Group is due to payments to the Camara de Comercio de Medellín for spin-off procedures, registration tax, and stamp duty..
(5)The accumulated value as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

26.3.       Depreciation, amortization and impairment
The detail for Depreciation, amortization and impairment for the years ended December 31, 2025, 2024 and 2023 is as follows:

Depreciation, amortization and impairment	2025	2024	2023
In millions of COP
Depreciation of premises and equipment(2)	612,853	606,100	609,897
Amortization of intangible assets(3)	192,307	144,517	186,562
Depreciation of right-of-use assets(4)	172,461	160,768	179,474
Impairment of other assets, net(5)(6)	38,680	77,951	41,211
Total depreciation, amortization and impairment	1,016,301	989,336	1,017,144
Discontinued operation Banistmo S.A.(1)	97,737	128,545	107,715
(1)As of December 31, 2025, and 2024, Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025, recorded the following expenses:
•Depreciation of premises and equipment for COP 26,997, 2024 COP 27,655 and 2023 for COP 26,479
•Amortization of intangible assets for COP 16,543, 2024 COP 25,623 and 2023 for COP 25,755
•Depreciation of right-of-use assets for COP 34,830, 2024 COP 46,792 and 2023 for COP 50,191
•Impairment of other assets, net for COP 19,367, 2024 COP 28,475 and 2023 for COP 5,290. For further information See Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)See Note 10 Premises and equipment, net.
(3)See Note 12 Goodwill and intangibles assets, net
(4)See Note 11.2 Lessee.
(5)Includes value for impairment of property and equipment for COP 543 in 2025, COP 842 in 2024 and COP 4,480 in 2023.
(6)The detail of the impairment of other assets net by operating segments for the years ended December 31, 2025, 2024 and 2023 is presented in the table below:

Impairment (recovery) of other assets, net	2025	2024	2023
In millions of COP
Banking Colombia(1)	28,540	51,626	45,122
Banking Guatemala(1)	6,326	13,703	8,929
Leases	4,069	5,822	4,709
International Banking(2)	274	5,999	1,730
Banking El Salvador(3)	(527)	732	(19,283)
All other segments	(2)	69	4
Total	38,680	77,951	41,211
Banking Panama (discontinued operation)(4)	19,367	28,475	5,290
(1)The variations in 2025 with respect to 2024, and 2023 is mainly for the impairment of assets received in lieu of payment by restatement to Net realizable value (NRV).
(2) The variation corresponds mainly to the net realizable value (NRV) and higher sales generated in 2024.
(3) The recovery is due to the retroactive adjustment of non-traded assets worth USD 1,533,000 and a lower impairment of the (BRP).
(4)The accumulated value as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

During 2025, 2024 and 2023, no significant cybersecurity breaches materialized, according to the data security policies established by Management that would warrant disclosure in the Consolidated Financial Statements.
NOTE 27. EARNING PER SHARE (‘EPS’)
Basic earnings per share are calculated by reducing income from continuing operations by the amount of dividends declared in the current period for each class of shares, as well as by the contractual amount of dividends required to be paid. The remaining income is allocated based on each type of share’s participation, as if all the period’s income had been distributed. Basic earnings per share are determined by dividing the profit for the period attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding during the period corresponds to the number of ordinary shares outstanding at the beginning of the period, adjusted for the number of ordinary shares repurchased or issued during the period, weighted by a factor that reflects the time such shares were outstanding or retired.

Diluted earnings per share assume the issuance of ordinary shares for all potentially dilutive ordinary shares outstanding during the reporting period. Cibest Corporate Group has no potentially dilutive ordinary shares as of December 31, 2025, 2024, and 2023.

The following presents the calculation of basic earnings per share for the years ended December 31, 2025, 2024, and 2023 (amounts in millions of Colombian pesos, except for the weighted average number of ordinary shares outstanding and earnings per share):

	2025	2024	2023
Income from continuing operations before attribution of non-controlling interests	6,948,339	6,110,396	5,702,378
Less: Non-controlling interests from continuing operations	121,065	97,837	98,035
Net income from continuing operations	6,827,274	6,012,559	5,604,343
Income from discontinuing operations before attribution of non-controlling interests	(3,006,640)	255,185	512,593
Less: Non-controlling interests from continuing operations	-	-	-
Net income from discontinued operations	(3,006,640)	255,185	512,593
Net income from controlling interest	3,820,634	6,267,744	6,116,936
Less: Preferred dividends declared	1,974,822	1,541,003	1,541,003
Less: Allocation of undistributed earnings to preferred stockholders	(215,059)	1,374,673	1,303,784
Net income allocated to common shareholders for basic and diluted EPS	2,060,871	3,352,068	3,272,149
Weighted average number of common shares outstanding used in basic EPS calculation(1)	509,467,274	509,704,584	509,704,584
Basic and diluted earnings per share from continuing operations	7,182	6,311	5,887
Basic and diluted earnings per share from discontinuing operations(2)	(3,137)	265	533
Basic and diluted earnings per share to common shareholders	4,045	6,576	6,420
(1)In 2025, Grupo Cibest repurchased 8,612,336 shares for a total amount of COP 431,418. For additional information regarding the share repurchase, see Note 22. Share Capital and Note 23. Appropriated Reserves.
(2)This corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

NOTE 28. RELATED PARTY TRANSACTIONS
IAS 24 Related Party Disclosures requires that an entity discloses:
(a)Transactions with its related parties; and
(b)Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.
Under IAS 24, an entity must disclose information about related party relationships, transactions, and outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control or significant influence over, an investee presented in accordance with IFRS 10 Consolidated Financial Statements.
Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to Cibest Corporate Group the cases below:
•Stockholders with ownership interest equal or higher than 20% of the Cibest Corporate Group’s capital:
–Grupo de Inversiones Suramericana S.A.
–Fondo Bancolombia ADR Program.
•Members of Board of Directors and Senior Management, understood as the President and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 50% or more of the Cibest Corporate Group's capital.
•Associates and joint ventures for which Cibest Corporate Group or any of the subsidiaries of Cibest Corporate Group provide commercial banking services and deposits. For these purposes, all companies in which Cibest Corporate Group has joint control or significant influence have been included. For more information see note 8. Investments in associates and joint control.
Cibest Corporate Group or some of the subsidiaries provide banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material. In the case of treasury operations, Cibest Corporate Group operates between its own position and its related parties through transactional channels or systems established for this purpose and under the conditions established by current regulations.
Between the Parent Company and its related parties, during the periods ending at December 31, 2025, 2024 and 2023, there were no:
–Loans that for its contractual terms do not represent a lending transaction.
–Loans with interest rates different from those that are ordinarily paid or charged to third parties under similar conditions of term, risk, etc.
–Operations whose characteristics differ from those carried out with third parties.
–Guarantees, pledges or commitments given or received in respect of the aforementioned transactions.

As of December 31, 2025

	Stockholders with an interest equal or higher than 20% of Grupo Cibest's capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	3,087	-	49,903
Derivative financial instruments	-	-	7,033
Loans and advances to customers	2,289,836	11,379	211,304
Allowance for loans, advances, and lease losses	(3,494)	(16)	(6,797)
Investment in associates and joint ventures	-	-	3,311,506
Other assets	14,786	20	433,749
Total assets	2,304,215	11,383	4,006,698

Liabilities
Deposits by customers	1,197,768	7,684	148,273
Derivative financial instruments	260	-	54
Other liabilities	2,246	74	77,160
Total liabilities	1,200,274	7,758	225,487

Income
Interest on loans and financial leases	281,048	701	36,819
Valuation on financial instruments	20,761	-	8,571
Fees and commissions income	819,685	55	35,020
Dividends and net income on equity investments	4,057	-	613,583
Derivatives Foreign exchange contracts	89,165	-	18,857
Other operating income	51,596	10	31,098
Net income	1,266,312	766	743,948

Expenses
Interest expenses	86,479	365	5,478
Credit impairment (recovery) charges, net	1,030	5	4,212
Fees and commissions expenses	22,223	-	220,237
Employee benefits(2)	118,554	80	1
Other administrative and general expenses	69,864	2,161	94,386
Total expenses	298,150	2,611	324,314
(1)Includes Grupo Sura conglomerate.
(2)In case of stockholders with an interest equal or higher than 20% of the Cibest Corporate Group capital, this includes the benefits provided to employees for insurance policies; for directors and senior management it corresponds to the benefit of special credit rates for employees.

As of December 31, 2024

	Stockholders with an interest equal or higher than 20% of Grupo Cibest's capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	1,232	-	49,643
Derivative financial instruments	1,283	729	53
Loans and advances to customers	2,562,324	23,973	294,674
Allowance for loans, advances, and lease losses	(2,759)	(19)	(2,453)
Investment in associates and joint ventures	-	-	2,928,984
Other assets	17,685	16	332,811
Total assets	2,579,765	24,699	3,603,712

Liabilities
Deposits by customers	1,522,278	16,807	242,996
Derivative financial instruments	53,051	183	10,116
Other liabilities	20,044	91	73,838
Total liabilities	1,595,373	17,081	326,950

Income
Interest on loans and financial leases	268,820	1,834	27,177
Valuation on financial instruments	145	-	9,504
Fees and commissions income	750,416	159	18,004
Dividends and net income on equity investments	75	-	30,202
Derivatives Foreign exchange contracts	(68,910)	1,442	(6,797)
Other operating income	43,476	70	47,629
Net income	994,022	3,505	125,719

Expenses
Interest expenses	136,562	876	9,066
Credit impairment (recovery) charges, net	1,566	(29)	2,742
Fees and commissions expenses	477	-	186,384
Employee benefits(2)	105,604	131	-
Other administrative and general expenses	130,571	2,711	77,086
Total expenses	374,780	3,689	275,278
(1)Includes Grupo Sura conglomerate.
(2)In case of stockholders with an interest equal or higher than 20% of the Cibest Corporate Group capital, this includes the benefits provided to employees for insurance policies; for directors and senior management it corresponds to the benefit of special credit rates granted to employees.

As of December 31, 2023

	Stockholders with an interest equal or higher than 20% of Grupo Cibest’s capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	6,050	-	54,001
Derivative financial instruments	48,747	—	7,297
Loans and advances to customers	1,850,407	22,437	271,676
Allowance for loans, advances and lease losses	(1,455)	(50)	(760)
Investment in associates and joint ventures	-	-	2,997,603
Other assets(2)	17,951	18	271,263
Total assets	1,921,700	22,405	3,601,080

Liabilities
Deposits by customers	1,434,117	16,312	141,853
Derivative financial instruments	14	209	1,068
Other liabilities	23,070	59	70,387
Total liabilities	1,457,201	16,580	213,308

Income
Interest on loans and financial leases	157,451	1,783	27,925
Valuation on financial instruments	97	-	11,998
Fees and commissions income	744,000	98	14,647
Dividends and net income on equity investments(2)	213	-	109,563
Derivatives Foreign exchange contracts	63,060	(218)	27,174
Other operating income	48,531	9	9,806
Net income	1,013,352	1,672	201,113

Expenses
Interest expenses	181,085	1,038	8,261
Credit impairment (recovery) charges, net	(8,307)	4	(1,193)
Fees and commissions expenses	590	-	152,563
Employee benefits(3)	89,199	93	-
Other administrative and general expenses	159,184	2,492	23,644
Total expenses	421,751	3,627	183,275
(1)Includes Grupo Sura conglomerate.
(2)Includes impairment of associates and joint ventures mainly in Tuya S.A.
(3)In case of stockholders with an interest equal or higher than 20% of Cibest Corporate Group’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates granted to employees.
During the years ending December 31, 2025, 2024 and 2023, Cibest Corporate Group paid fees to the directors of COP 1,945, COP 2,474 and COP 2,306, respectively, as compensation for attending meetings of the Board and its Committees.
The payments to senior management in the same periods were COP 25,822, COP 20,327 and COP 18,387 for short-term retributions and COP 283, COP 643 and COP 312 for long-term retributions. In addition, there were payments for post-employment benefits of COP 1,176 in 2025, COP 980 in 2024 and 827 in 2023.

The Parent Company, which is also the ultimate parent company, is Grupo Cibest S.A. Transactions between companies included in consolidation, described in the significant accounting policies, see Note 2.C.1 Subsidiaries, meet the definition of related party transactions and were eliminated from the consolidated financial statements.
NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES
The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2025 and 2024:

	Balance as of January 1, 2025	Cash flows	Non-cash changes			Balance as of December 31, 2025(1)
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	1,060,472	34,012	(87,678)	-	-	1,006,806
Borrowings from other financial institutions(2)	15,689,532	(4,204,081)	(1,337,193)	963,405	267	11,111,930
Debt instruments in issue(2)	11,275,216	140,620	(1,402,998)	826,585	-	10,839,423
Preferred shares(3)	584,204	(57,701)	-	56,974	-	583,477
Total liabilities from financing activities	28,609,424	(4,087,150)	(2,827,869)	1,846,964	267	23,541,636
(1)As of December 31, 2025, include the operations of Banistmo S.A. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2)The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 849,921 and COP 782,242, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(3)The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the Preferred Shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the dividends paid during the year to both Preferred and Common shareholders.

	Balance as of January 1, 2024	Cash flows	Non-cash changes			Balance as of December 31, 2024
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	470,295	550,584	39,593	-	-	1,060,472
Borrowings from other financial institutions(1)	15,648,606	(2,506,604)	1,196,756	1,349,913	861	15,689,532
Debt instruments in issue(1)	14,663,576	(6,226,196)	1,635,724	1,202,112	-	11,275,216
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	31,366,681	(8,239,917)	2,872,073	2,609,726	861	28,609,424

(1)The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 1,426,452 and COP 1,104,487, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the Preferred shareholders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the dividends paid during the year to both Preferred and Common shareholders.
NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES
The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2025, and 2024:

	Note	December 31, 2025(1)		December 31, 2024
		Carrying amount	Fair Value	Carrying amount	Fair Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	5.1	23,459,380	23,459,380	23,035,281	23,035,281
Debt instruments at fair value through OCI	5.1	3,551,348	3,551,348	5,084,416	5,084,416
Debt instruments at amortized cost	5.1	5,812,624	5,836,484	8,404,878	8,403,740
Derivative financial instruments	5.2	4,417,863	4,417,863	2,938,142	2,938,142
Equity securities at fair value	5.1	1,463,622	1,463,622	1,011,310	1,011,310
Other financial instruments	5.1	30,285	30,285	34,385	34,385
Loans and advances to customers at amortized cost, net	6	243,100,035	275,626,425	263,274,170	269,345,583
Investment properties	9	6,595,407	6,595,407	5,580,109	5,580,109
Investments in associates(2)	8	2,041,402	2,041,402	1,830,884	1,830,884
Total		290,471,966	323,022,216	311,193,575	317,263,850
Liabilities
Deposits by customers	15	264,413,956	264,953,910	279,059,401	279,463,012
Interbank deposits	16	30,102	30,102	716,493	716,493
Repurchase agreements and other similar secured borrowing	16	676,047	676,047	1,060,472	1,060,472
Derivative financial instruments	5.2	4,514,630	4,514,630	2,679,643	2,679,643
Borrowings from other financial institutions	17	9,356,428	9,356,428	15,689,532	15,689,532
Preferred shares		583,477	324,260	584,204	407,174
Debt instruments in issue	18	7,409,693	7,627,543	11,275,216	11,389,498
Total		286,984,333	287,482,920	311,064,961	311,405,824
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)It corresponds to investments in associates P.A. Viva Malls, P.A. Distrito Vera, P.A. Lote Palermo, and Fideicomiso Locales Distrito Vera. For further information see Note 8. Investments in associates and joint ventures.

Fair value hierarchy
IFRS 13 establishes a fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable, that reflects the significance of inputs adopted in the measurement process. In accordance with IFRS, the financial instruments are classified as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is a market in which transactions for the asset or liability being measured take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS) and highly structured or long-term derivative contracts where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

Valuation process for fair value measurements

The valuation to fair value prices is performed using prices, methodologies and inputs provided by the official pricing services provider (Precia - Proveedor de Precios para Valoración S.A.) to Cibest Corporate Group.

All methodologies and procedures developed by the pricing services provider are supervised by the SFC, which has not objected to them.

Daily, the back-office Service Valuation Officer (SVO) verifies the valuation of investments, and the Credit and Financial Risk Manager area reports the results of the portfolio’s valuation.

Fair value measurement

Assets and liabilities

a. Debt instruments

Cibest Corporate Group assigns prices to those debt investments, using the prices provided by the official pricing services provider (Precia) and assigns the appropriate level according to the procedure described above. For securities not traded or over the counter, such as certain bonds issued by other financial institutions, Cibest Corporate Group generally determines fair value using internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and the Colombian consumer price index (interest rate in this case), modified by the credit risk and liquidity risk. The interest rate is generally computed using observable market data and reference yield curves derived from quoted interest in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.

b. Equity securities and other financial instruments

Cibest Corporate Group perform the market price valuation of its investments in variable income using the prices provided by the official pricing services provider (Precia) and classifies those investments according to the procedure described above (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities and other financial instruments is based on an assessment of each individual investment using methodologies that include publicly-traded comparable derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparable, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability. Interests in investment funds, trusts and collective portfolios are valued using the investment unit value determined by the fund management company. For investment funds where the underlying assets are investment properties, the investment unit value depends on the investment properties value, determined as described below in “i. Investment property”.

c. Derivative financial instruments

Cibest Corporate Group holds positions in standardized derivatives, such as futures over local stocks, and over the market representative rate. These instruments are evaluated according to the information provided by Precia, which perfectly matches the information provided by the Central Counterparty Clearing House – CCP.

Additionally, Cibest Corporate Group holds positions in Over-The-Counter (OTC) derivatives, which in the absence of prices, are valued using the inputs and methodologies provided by the pricing services provider, which have the no objection to the SFC.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves, and correlation of such inputs.

d. Credit valuation adjustment

Cibest Corporate Group measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap, option, and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Cibest Corporate Group’s position is a derivative asset and the Cibest Corporate Group’s credit risk is incorporated when the position is a derivative liability. Cibest Corporate Group attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. The agreements allow the offsetting or netting of amounts that are liabilities derived from transactions carried out under the different agreements. Master netting agreements take different forms and may allow payments to be made under a variety of other master agreements or other negotiated agreements between the same parties; some may operate on a monthly basis, while others apply only upon termination of the agreements.

When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk, due to the offsetting of certain same-counterparty positions and the application of cash and other collateral.

Cibest Corporate Group generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (Credit Default Swaps, “CDS”). The credit-risk adjustment for derivatives transacted with nonpublic counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in each geography. Cibest Corporate Group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if Cibest Corporate Group believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Cibest Corporate Group’s credit risk on an instrument transacted with international financial institutions is done using the asset swap curve calculated for subordinated bonds issued by Cibest Corporate Group in foreign currency. For derivatives transacted with local financial institutions, Cibest Corporate Group calculates the credit risk adjustment by incorporating credit risk data provided by rating agencies and available in the financial markets.

e. Impaired loans measured at fair value

Cibest Corporate Group measured certain impaired loans based on the fair value of the associated collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third-party experts, depending on the type of underlying asset.

For vehicles under leasing arrangements, Cibest Corporate Group uses an internal valuation model based on price curves for each type of vehicle. Such curves show the expected price of the vehicle at different points in time based on the initial price and projection of economic variables such as inflation, devaluation, and customs. The prices modelled in the curves are compared every six months with market information for the same or similar vehicles and in the case of significant deviation; the curve is adjusted to reflect the market conditions.

Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly. The matrix is developed from values provided by several price providers for identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.

For real estate assets, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (the appraisal is estimated based on either of three approaches: cost, sales comparison, and income approach, and is required every three years). When the property has been valued in the last 12 months and the market conditions have not shown significant changes, the most recent valuation is considered the fair value of the property.

For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists. For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions, and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists.

f. Assets held for sale measured at fair value less cost of sale

Cibest Corporate Group measures certain impaired foreclosed assets and premises and equipment held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques, depending on the type of underlying asset. Those assets are comprised mainly of real estate properties for which the appraisal is conducted by experts considering factors such as the location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. Likewise, in some cases fair value is estimated considering comparable prices or promises of sale and offering prices from auctions process.

Additionally, Cibest Corporate Group measured the discontinued operation Banistmo SA classified as held for sale based on fair value less costs to sell. See Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

g. Mortgage-backed securities (“TIPS”) and Asset-Backed securities

Cibest Corporate Group invests in asset-backed securities for which underlying assets are mortgages and earnings under contracts issued by financial institutions and corporations, respectively. Cibest Corporate Group does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and are classified as fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings.

TIPS are part of Cibest Corporate Group portfolio and its fair value is measured using published price from the official pricing services provider. These securities are leveled by margin and are assigned to level 2 or 3 based on information provided by Precia.

Residual TIPS have their fair value measured using the discounted flow method, taking into account the amortization tables of the Titularizadora Colombiana, the betas in COP and UVR of Precia (used to construct the curves) and the margins; when they are residual TIPS of subordinated issues, a liquidity premium is applied. These securities are assigned to level 3.

h. Investments in associates measured at fair value

Cibest Corporate Group recognizes its investments in P.A Viva Malls, P.A Distrito Vera and Fideicomiso Locales Distrito Vera as associates at fair value. The estimated amount is provided by the fund manager as the variation of the units according to the units owned by the FCP Fondo Inmobiliario Colombia. The associate’s assets are comprised of investment properties which are measured using the following techniques: comparable prices, discounted cash flows, replacement cost and direct capitalization. For further information about techniques methodologies and inputs used by the external party see “Quantitative Information about Level 3 Fair Value Measurements”.

i. Investment property

Cibest Corporate Group’s investment property is valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each level of the fair value hierarchy levels the Cibest Corporate Group’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2025, and 2024:

Financial Assets
Type of instrument	December 31, 2025(1)				December 31, 2024
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	10,176,528	2,436,729	2,423	12,615,680	10,625,153	1,019,028	-	11,644,181
Securities issued or secured by government entities	-	152,574	-	152,574	-	118,760	-	118,760
Securities issued by other financial institutions	206,151	550,010	69,173	825,334	140,703	513,040	77,821	731,564
Securities issued by foreign governments	6,350,052	3,426,269	-	9,776,321	6,191,395	4,092,055	-	10,283,450
Corporate bonds	4,247	55,511	29,713	89,471	124,812	98,255	34,259	257,326
Total debt instruments at fair value through profit or loss	16,736,978	6,621,093	101,309	23,459,380	17,082,063	5,841,138	112,080	23,035,281
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	-	-	2,625,566	2,625,566	35,570	-	2,648,355	2,683,925
Securities issued by other financial institutions	-	63,624	-	63,624	119,479	107,614	49,744	276,837
Securities issued by foreign governments	-	-	-	-	368,736	1,115,810	-	1,484,546
Corporate bonds	-	349,647	512,511	862,158	60,922	747	577,439	639,108
Total debt instruments at fair value through OCI	-	413,271	3,138,077	3,551,348	584,707	1,224,171	3,275,538	5,084,416
Total debt instruments	16,736,978	7,034,364	3,239,386	27,010,728	17,666,770	7,065,309	3,387,618	28,119,697
Equity securities
Equity securities	50,909	624,781	787,932	1,463,622	31,086	262,351	717,873	1,011,310
Total equity securities	50,909	624,781	787,932	1,463,622	31,086	262,351	717,873	1,011,310
Other financial assets
Other financial assets	-	-	30,285	30,285	-	-	34,385	34,385
Total other financial assets	-	-	30,285	30,285	-	-	34,385	34,385
Derivative financial instruments
Forwards
Foreign exchange contracts	-	2,131,966	763,486	2,895,452	-	617,961	466,869	1,084,830
Equity contracts	-	34,367	24,773	59,140	-	298	51,347	51,645
Total forwards	-	2,166,333	788,259	2,954,592	-	618,259	518,216	1,136,475
Swaps
Foreign exchange contracts	-	905,862	162,878	1,068,740	-	1,200,777	262,479	1,463,256
Interest rate contracts	136,560	129,082	12,812	278,454	105,560	114,980	15,493	236,033
Total swaps	136,560	1,034,944	175,690	1,347,194	105,560	1,315,757	277,972	1,699,289
Options
Foreign exchange contracts	-	51,739	64,338	116,077	161	36,207	66,010	102,378
Total options	-	51,739	64,338	116,077	161	36,207	66,010	102,378
Total derivative financial instruments	136,560	3,253,016	1,028,287	4,417,863	105,721	1,970,223	862,198	2,938,142
Investment properties
Lands	-	-	563,185	563,185	-	-	499,833	499,833
Buildings	-	-	6,032,222	6,032,222	-	-	5,080,276	5,080,276
Total investment properties	-	-	6,595,407	6,595,407	-	-	5,580,109	5,580,109
Investment in associates at fair value
Investment in associates at fair value	-	-	2,041,402	2,041,402	-	-	1,830,884	1,830,884
Total investment in associates at fair value	-	-	2,041,402	2,041,402	-	-	1,830,884	1,830,884
Total	16,924,447	10,912,161	13,722,699	41,559,307	17,803,577	9,297,883	12,413,067	39,514,527
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

Financial liabilities
Type of instrument	December 31, 2025(1)				December 31, 2024
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	1,514,575	1,205,024	2,719,599	-	885,520	86,775	972,295
Equity contracts	-	547	7,616	8,163	-	89	1,278	1,367
Total forwards	-	1,515,122	1,212,640	2,727,762	-	885,609	88,053	973,662
Swaps
Foreign exchange contracts	-	1,133,648	135,106	1,268,754	-	1,264,593	67,838	1,332,431
Interest rate contracts	135,242	161,742	74,195	371,179	102,701	160,721	27,646	291,068
Total swaps	135,242	1,295,390	209,301	1,639,933	102,701	1,425,314	95,484	1,623,499
Options
Foreign exchange contracts	224	36,466	110,245	146,935	421	82,061	-	82,482
Total options	224	36,466	110,245	146,935	421	82,061	-	82,482
Total derivative financial instruments	135,466	2,846,978	1,532,186	4,514,630	103,122	2,392,984	183,537	2,679,643
Total	135,466	2,846,978	1,532,186	4,514,630	103,122	2,392,984	183,537	2,679,643
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

Fair value of assets and liabilities that are not measured at fair value in the Consolidated Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Cibest Corporate Group’s assets and liabilities that are not measured at fair value in the Consolidated Statement of Financial Position, but for which the fair value is disclosed at December 31, 2025, and December 31, 2024:

Assets
Type of instrument	December 31, 2025(1)				December 31, 2024
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Debt instruments
Securities issued by the Colombian Government	141,524	-	-	141,524	156,209	-	-	156,209
Securities issued or secured by government entities	-	43,771	4,094,247	4,138,018	-	46,272	3,326,959	3,373,231
Securities issued by other financial institutions	129,128	93,521	52,231	274,880	284,281	57,091	250,508	591,880
Securities issued by foreign governments	189,057	150,587	-	339,644	412,579	227,076	-	639,655
Corporate bonds	642,074	9,623	290,721	942,418	1,050,588	14,017	2,578,160	3,642,765
Total – Debt instruments	1,101,783	297,502	4,437,199	5,836,484	1,903,657	344,456	6,155,627	8,403,740
Loans and advances to customers, net	-	-	275,626,425	275,626,425	-	-	269,345,583	269,345,583
Total	1,101,783	297,502	280,063,624	281,462,909	1,903,657	344,456	275,501,210	277,749,323
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

Liabilities
Type of instruments	December 31, 2025(1)				December 31, 2024
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Deposits by customers	-	64,471,127	200,482,783	264,953,910	-	60,894,992	218,568,020	279,463,012
Interbank deposits	-	-	30,102	30,102	-	-	716,493	716,493
Repurchase agreements and other similar secured borrowing	-	-	676,047	676,047	-	-	1,060,472	1,060,472
Borrowings from other financial institutions	-	-	9,356,428	9,356,428	-	-	15,689,532	15,689,532
Debt instruments in issue	5,030,129	1,372,155	1,225,259	7,627,543	5,811,412	2,669,991	2,908,095	11,389,498
Preferred shares	-	-	324,260	324,260	-	-	407,174	407,174
Total	5,030,129	65,843,282	212,094,879	282,968,290	5,811,412	63,564,983	239,349,786	308,726,181
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
IFRS requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the Consolidated Statement of Financial Position, for which it is practicable to estimate fair value. Certain categories of assets and liabilities, however, are not eligible for fair value accounting. The financial instruments below are not measured at fair value on a recurring and nonrecurring basis:

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the Consolidated Statement of Financial Position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable and Cibest Corporate Group acceptances outstanding.

Deposits from customers

The fair value of time deposits was estimated based on the discounted value of cash flows using the appropriate discount rate for the applicable maturity. The fair value of deposits with no contractual maturities represents the amount payable on demand as of the date of the Statement of Financial Position.

Interbank deposits and repurchase agreements and other similar secured borrowings

Short-term interbank borrowings and repurchase agreements have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.

Borrowings from other financial institutions

The fair value of borrowings from other financial institutions were determined by using discounted cash flow models. The cash flows projection of capital and interest was made according to the contractual terms, considering capital amortization and interest bearing. Subsequently, the cash flows were discounted using reference curves formed by the weighted average of the Cibest Corporate Group’s deposit rates.

Debt instruments in issue

The fair value of debt instruments in issue, comprised of bonds issued by Cibest Corporate Group, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for bonds of similar remaining maturities and Cibest Corporate Group’s creditworthiness.

Preferred Shares

In the valuation of the liability component of Preferred Shares related to the minimum dividend of 1% of the subscription price, Cibest Corporate Group uses the Gordon Model to price the obligation, taking into account its own credit risk, which is measured using the market spread based on observable inputs such as quoted prices of sovereign debt. The Gordon Model is commonly used to determine the intrinsic value of a stock based on a future series of dividends that are estimated by Cibest Corporate Group and growth at a constant rate considering Cibest Corporate Group’s own perspectives of the payout ratio.

Loans and advances to customers

Estimating the fair value of loans and advances to customers is considered an area of considerable uncertainty as there is no observable market. The loan portfolio is stratified into tranches and loans segments such as commercial, consumer, small business loans, mortgage, and leasing. The fair value of loans and advances to customers and financial institutions is determined using a discounted cash flow methodology, considering each credit’s principal and interest projected cash flows to the prepayment date. The projected cash flows are discounted using reference curves according to the type of loan and its maturity date.

Items measured at fair value on a non-recurring basis

Cibest Corporate Group measured certain foreclosed assets held for sale, including the discontinued operation of Banistmo S.A., based on fair value less costs to sell. Fair values were determined using internal and external valuation techniques and third-party judgments, depending on the type of underlying asset. The following breakdown sets out the fair value hierarchy of assets classified by type:

	December 31, 2025				December 31, 2024
Type of instruments	Fair-value hierarchy			Total fair value	Fair-value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Machinery and equipment	-	-	5,622	5,622	-	-	10,085	10,085
Real estate for residential purposes	-	-	4,584	4,584	-	-	133,863	133,863
Real estate different from residential properties	-	-	136	136	-	-	29,794	29,794
Discontinued operation	-	-	5,947,838	5,947,838	-	-	-	-
Total	-	-	5,958,180	5,958,180	-	-	173,742	173,742
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
Changes in level 3 fair-value category
The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs at December 31, 2025, and 2024:

As of December 31, 2025

Type of instruments	Balance, January 1, 2025	Included in earnings	OCI	Purchases	Settlement	Reclassifications(2)	Prepaids	Transfers in to level 3	Transfers out of level 3	Reclassification to assets held for sale(1)	Balance, December 31, 2025(1)
In millions of COP
Assets
Debt instruments at fair value though profit or loss										-
Securities issued by the Colombian Government	-	149	-	2,274	-	-	-	-	-	-	2,423
Securities issued or secured by other financial entities	77,821	4,103	-	100	(8,499)	-	(4,800)	11,570	(11,122)	-	69,173
Corporate bonds	34,259	(25)	-	4,327	(18,591)	-	-	9,743	-	-	29,713
Total	112,080	4,227	-	6,701	(27,090)	-	(4,800)	21,313	(11,122)	-	101,309
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	2,648,355	-	134,918	2,490,647	(2,648,354)	-	-	-	-	-	2,625,566
Securities issued or secured by other financial entities	49,744	-	-	-	-	-	-	-	(49,744)	-	-
Corporate bonds	577,439	-	(32,888)	-	-	-	-	-	(32,040)	-	512,511
Total	3,275,538	-	102,030	2,490,647	(2,648,354)	-	-	-	(81,784)	-	3,138,077
Derivative financial instruments
Foreign exchange contracts	795,358	113,321	-	855,487	(586,326)	(197,124)	-	13,035	-	(3,049)	990,702
Interest rate contracts	15,493	(3,322)	-	5,683	(2,432)	(626)	-	-	(1,984)	-	12,812
Equity contracts	51,347	-	-	24,773	(51,347)	-	-	-	-	-	24,773
Total	862,198	109,999	-	885,943	(640,105)	(197,750)	-	13,035	(1,984)	(3,049)	1,028,287
Equity securities
Equity securities	717,873	39,067	12,299	173,261	(65,923)	-	-	73,903	-	(162,548)	787,932
Total	717,873	39,067	12,299	173,261	(65,923)	-	-	73,903	-	(162,548)	787,932
Other financial instruments
Other financial instruments	34,385	(6,265)		15,145	(12,980)						30,285
Total	34,385	(6,265)	-	15,145	(12,980)	-	-	-	-	-	30,285
Investment in associates
P.A. Viva malls	1,817,503	173,053	-	-	-	-	-	-	-	-	1,990,556
P.A. Lote Palermo	-	310	-	36,992	(7)	-	-	-	-	-	37,295
P.A. Distrito Vera	13,325	2,341	-	-	(2,261)	-	-	-	-	-	13,405
Fideicomiso Locales Distrito Vera	56	(3)	-	93	-	-	-	-	-	-	146
Total	1,830,884	175,701	-	37,085	(2,268)	-	-	-	-	-	2,041,402
Total Assets	6,832,958	322,729	114,329	3,608,782	(3,396,720)	(197,750)	(4,800)	108,251	(94,890)	(165,597)	7,127,292
Liabilities
Derivative financial instruments
Foreign exchange contracts	154,613	214,520	-	1,322,057	(86,562)	(197,124)	-	42,898	-	(27)	1,450,375
Interest rate contracts	27,646	4,330	-	26,345	(3,863)	(626)	-	20,363	-	-	74,195
Equity contracts	1,278	-	-	7,616	(1,278)	-	-	-	-	-	7,616
Total	183,537	218,850	-	1,356,018	(91,703)	(197,750)	-	63,261	-	(27)	1,532,186
Total liabilities	183,537	218,850	-	1,356,018	(91,703)	(197,750)	-	63,261	-	(27)	1,532,186
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)From derivative assets to derivative liabilities classified in level 3 and vice versa..

As of December 31, 2024

Type of instruments	Balance, January 1, 2024	Included in earnings	OCI	Purchases	Settlement	Reclassifications(1)	Prepaids	Transfers in to level 3	Transfers out of level 3	Balance, December 31, 2024
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	78,729	2,042	-	14,696	(12,157)	-	(3,117)	3,195	(5,567)	77,821
Corporate bonds	14,284	538	-	2,994	-	-	-	16,443	-	34,259
Total	93,013	2,580	-	17,690	(12,157)	-	(3,117)	19,638	(5,567)	112,080
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	2,664,295	-	157,708	2,490,647	(2,664,295)	-	-	-	-	2,648,355
Securities issued or secured by other financial entities	-	-	(272)	50,016	-	-	-	-	-	49,744
Corporate bonds	-	-	1,892	71,517	-	-	-	504,030	-	577,439
Total	2,664,295	-	159,328	2,612,180	(2,664,295)	-	-	504,030	-	3,275,538
Derivative financial instruments
Foreign exchange contracts	1,384,673	(45,870)	-	592,047	(1,193,801)	(11,487)	-	155,582	(85,786)	795,358
Interest rate contracts	15,621	(2,591)	-	6,910	(3,606)	(138)	-	3,909	(4,612)	15,493
Equity contracts	2,863	-	-	51,347	(2,863)	-	-	-	-	51,347
Total	1,403,157	(48,461)	-	650,304	(1,200,270)	(11,625)	-	159,491	(90,398)	862,198
Equity securities
Equity securities	384,682	48,562	50,303	261,301	(26,973)	-	-	-	(2)	717,873
Total	384,682	48,562	50,303	261,301	(26,973)	-	-	-	(2)	717,873
Other financial instruments
Other financial instruments	38,319	(5,646)	-	1,712	-	-	-	-	-	34,385
Total	38,319	(5,646)	-	1,712	-	-	-	-	-	34,385
Investment in associates
P.A. Viva Malls	1,661,679	155,824	-	-	-	-	-	-	-	1,817,503
P.A. Distrito Vera	9,103	(401)	-	5,186	(563)	-	-	-	-	13,325
Fideicomiso Locales Distrito Vera	-	(5)	-	61	-	-	-	-	-	56
Total	1,670,782	155,418	-	5,247	(563)	-	-	-	-	1,830,884
Total Assets	6,254,248	152,453	209,631	3,548,434	(3,904,258)	(11,625)	(3,117)	683,159	(95,967)	6,832,958
Liabilities
Derivative financial instruments
Foreign exchange contracts	170,798	48,127	-	114,156	(95,051)	(11,487)	-	3,194	(75,124)	154,613
Interest rate contracts	11,078	(50)	-	206	(4,595)	(138)	-	27,432	(6,287)	27,646
Equity contracts	1,852	-	-	1,278	(1,852)	-	-	-	-	1,278
Total	183,728	48,077	-	115,640	(101,498)	(11,625)	-	30,626	(81,411)	183,537
Total liabilities	183,728	48,077	-	115,640	(101,498)	(11,625)	-	30,626	(81,411)	183,537
(1)From derivative assets to derivative liabilities classified in level 3 and vice versa.

Level 3 fair value rollforward
The following were the significant level 3 transfers at December 31, 2025, and 2024:
As of December 31, 2025, and 2024, net transfers in Cibest Corporate Group for COP 1,984 and COP 8,987, respectively, from level 3 to level 2 of derivatives foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk of the counterparty to the own credit risk. As of December 31, 2025, and 2024, net transfers for COP (50,226) and COP 128,865, respectively, from level 2 to level 3 of the derivative foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk from Cibest Corporate Group to the credit risk of the counterparty.

As of December 31, 2025, and 2024, there are corporate bonds of debt instruments at fair value through OCI for COP 512,511 and 577,439, respectively.

As of December 31, 2025, and 2024, unrealized gains and losses on debt instruments were COP 4,227 and COP 2,580; equity securities COP 39,067 and COP 48,562, respectively.
Transfers between level 1 and level 2 of the fair value hierarchy
The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between level 1 and level 2 as of December 31, 2025, and 2024:

	December 31, 2025		December 31, 2024
Type of instruments	Transfers level 1 to level 2	Transfers level 2 to level 1	Transfers level 1 to level 2	Transfers level 2 to level 1
In millions of COP
Debt instruments at fair value though profit or loss
Securities issued by the Colombian Government	36,039	-	202,779	-
Securities issued or secured by foreign government	-	-	26,866	929
Total	36,039	-	229,645	929
Debt instruments at fair value through OCI
Securities issued or secured by foreign government	-	-	467,133	137,884
Total	-	-	467,133	137,884
Equity securities
Equity securities	2	10,018	63,827	-
Total	2	10,018	63,827	-
As of December 31, 2025, Cibest Corporate Group transferred securities from level 1 to level 2, because such securities had lower liquidity and lower trading in an active market.

All transfers are assumed to occur at the end of the reporting period.

Quantitative information about level 3 fair value measurements

The fair value of financial instruments is, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable market transactions in the same instrument and are not based on observable market data. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values and therefore a valuation adjustment would be recognized in profit or loss. Favorable and unfavorable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below.

The following table sets forth information about significant unobservable inputs related to Cibest Corporate Group’s material categories of level 3 financial assets and liabilities and the sensitivity of these fair values to reasonably possible alternative assumptions.

As of December 31, 2025

Type of instruments	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS	64,125	Discounted cash flow	Yield	0.14% to 10.31%	3.06%	62,752	65,538
			Prepayment Speed	n/a	n/a	67,024	n/a
			Prepayment Speed	n/a	n/a	63,704	n/a
Other bonds	5,048	Discounted cash flow	Interest rate	0.32% to 1.10%	0.71%	5,002	5,094
Total securities issued by other financial institutions	69,173
Securities issued by the Colombian Government
Bonds by government entities	2,627,989	Discounted cash flow	Interest rate	0.50% to 0.50%	0.50%	2,619,101	2,640,019
Corporate bonds
Corporate bonds	542,224	Discounted cash flow	Yield	-0.16% to 5.02%	2.43%	497,386	559,495
Total debt instruments	3,239,386
Equity securities
Equity securities	787,932	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	30,285	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	(424,381)	Discounted cash flow	Credit spread / Yield	0.00% to 17.10%	(0.24%)	(417,068)	(424,265)
Swaps	(33,611)	Discounted cash flow	Credit spread	0.00% to 7.47%	0.61%	(50,216)	(28,748)
Options	(45,907)	Discounted cash flow	Credit spread	0.01% to 2.13%	0.34%	(45,481)	(46,050)
Total derivative financial instruments	(503,899)
Investment in associates
P.A. Viva Malls	1,990,556	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Lote Palermo	37,295	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Distrito Vera	13,405	Price-based	Price	n/a	n/a	n/a	n/a
Fideicomiso Locales Distrito Vera	146	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	2,041,402

As of December 31, 2024

Type of instruments	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	0.14% to 10.66%	3.61%	61,474	65,164
TIPS	63,280	Discounted cash flow	Prepayment Speed	n/a	n/a	65,081	n/a
			Prepayment Speed	n/a	n/a	60,732	n/a
Other bonds	62,558	Discounted cash flow	Interest rate	0.10% to 1.12%	0.94%	61,003	64,177
Time deposits	1,727	Discounted cash flow	Yield / Interest rate	0.91% to 6.40%	3.36%	1,441	1,772
Total securities issued by other financial institutions	127,565
Securities issued by the Colombian Government
Bonds by government entities	2,648,355	Discounted cash flow	Yield	1.18% to 1.18%	1.18%	2,639,349	2,660,301
Corporate bonds
Corporate bonds	611,698	Discounted cash flow	Yield	0.00% to 5.25%	0.98%	573,929	647,264
Total debt instruments	3,387,618
Equity securities
Equity securities	717,873	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	34,385	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	430,163	Discounted cash flow	Credit spread / Interest rate	0.00% to 20.80%	7.05%	429,581	430,753
Swaps	182,488	Discounted cash flow	Credit spread	0.00% to 56.14%	4.03%	166,650	204,677
Options	66,010	Discounted cash flow	Credit spread	0.12% to 34.75%	0.50%	65,512	66,242
Total derivative financial instruments	678,661
Investment in associates
P.A. Viva Malls	1,817,503	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Distrito Vera	13,325	Price-based	Price	n/a	n/a	n/a	n/a
Fideicomiso Locales Distrito Vera	56	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,830,884

The following table sets forth information about valuation techniques used in the measurement of the fair value investment properties of Cibest Corporate Group, the significant unobservable inputs, and the respective sensitivity:

Methodology	Valuation technique	Significant unobservable input	Description of sensitivity
Sales Comparison Approach - SCA
The fair value assessment is based on the examination of prices at which similar properties in the same area recently sold. Since no two properties are identical the measurement valuation must take into account adjustments for the differences between the sold properties and those held by Cibest Corporate Group to earn rentals or for capital appreciation.
Comparable prices
The weighted average rates used in the capitalization methodology for revenues in the last quarter for 2025 are:
•Direct capitalization: initial rate 8.03%.
•Discounted cash flow: discount rate: 12.12%, terminal rate: 8.17%.
The same weighted rates for the last quarter of 2024 were:
•Direct capitalization: initial rate 8.13%
•Discounted cash flow: discount rate: 12.27%, terminal rate: 8.29%.
The ratio between monthly gross income and real estate value directly administered by the FIC (rental rate) considering the differences in placements and individual factors between properties and in a weighted way in the last quarter of 2025 are 0.80%, and for December 31, 2024 was 0.88%.

An increase (light, normal, considerable, significant) in the capitalization rate used would generate a decrease (significant, considerable, normal, light) in the fair value of the asset, and vice versa.
An increase (light, normal, considerable, significant) in the leases used in the valuation would generate a (significant, light, considerable) increase in the fair value of the asset, and vice versa.

Income Approach Used to estimate the fair value of the property by taking future net cash flows and discounting them at the capitalization rate.	Direct capitalization Discounted cash flows
Cost approach
Used to estimate the fair value of the property by considering the cost to replace or construct a property under the same or similar conditions as the asset being measured, deducting accumulated depreciation and adding the land amount.
Replacement cost
There has been no change to the valuation technique during the year 2025 for each asset.

NOTE 31. DISCONTINUED OPERATION
Banistmo S.A. is a private financial entity that began operations in 1973 and is one of Cibest Corporate Group financial entities located in the Republic of Panama, after being acquired in October 2013. Banistmo has positioned itself as one of the leading banks in Panama, offering a wide variety of financial services under the supervision of the Superintendency of Banks of Panama.

On December 18, 2025, Cibest disclosed to the market the execution of a promise-to-purchase agreement for shares with Inversiones Cuscatlán Centroamérica S.A. to sell 100% of the shares of Banistmo S.A. The agreed sale price was USD 1,418,000 (subject to customary adjustments at the closing date).

Banistmo S.A. has been part of the ' Banking Panama' operating segment, contributing significantly to the Panamanian market as a provider of financial solutions for both individuals and companies, including digital banking services, savings and checking accounts, personal and corporate loans, mortgages, credit cards, insurance and payment services.

This divestment is part of a long-term corporate strategy aimed at optimizing Cibest Corporate Group’s portfolio, focusing its growth on strategic markets, and maximizing value creation for its shareholders.

Assets classified as held for sale in accordance with IFRS 5, see Note 2.D12. Significant accounting policies – Assets held for sale and discontinued operations.

As of December 31, 2025, Banistmo S.A. consisted of the assets and liabilities presented below:

STATEMENT OF FINANCIAL POSITION
As of December 31, 2025
(Stated in millions of Colombian pesos)

December 31, 2025
ASSETS
Cash and cash equivalents	3,517,759
Financial assets investments and derivative financial instruments	6,364,505
Loans and advances to customers	28,853,418
Allowance for loans, advances and lease losses	(1,420,269)
Loans and advances to customers, net	27,433,149
Assets held for sale and inventories, net	124,660
Premises and equipment, net	90,536
Right-of-use assets, lease	192,114
Goodwill and intangible assets, net	230,516
Deferred tax, net	403,993
Other assets, net	1,952,025
TOTAL ASSETS	40,309,257
LIABILITIES
Deposits by customers	27,293,518
Interbank deposits and repurchase agreements and other similar secured borrowing	910,189
Derivative financial instruments	19,379
Borrowings from other financial institutions	1,755,502
Debt instruments in issue	3,429,730
Other liabilities	1,008,366
TOTAL LIABILITIES	34,416,684
TOTAL NET ASSETS	5,892,573

Analysis of profit for the year from discontinued operation

The results of the discontinued operation included in profit for the year are presented below. Comparative profits and cash flows of the discontinued operation have been restated to include those operations classified as discontinued in the current year.

A) Profit for the year from discontinued operation

STATEMENT OF INCOME
For the years ended December 31, 2025, 2024 and 2023
(Stated in millions of Colombian pesos)

	2025	2024	2023
Total interest and valuation on financial instruments
Interest on loans	2,103,723	2,283,112	2,415,234
Interest income on overnight and market funds	89,068	78,365	94,162
Interest and valuation on financial instruments	353,881	328,428	317,162
Total interest and valuation on financial instruments	2,546,672	2,689,905	2,826,558
Interest expenses	(1,241,640)	(1,336,251)	(1,238,112)
Net interest margin and valuation on financial instruments before impairment on loans , off balance sheet credit instruments and other financial instruments	1,305,032	1,353,654	1,588,446
Credit impairment charges on loans and advances , net	(161,369)	(456,748)	(270,501)
Net interest margin and valuation on financial instruments after impairment on loans and off balance sheet credit instruments and other financial instruments	1,143,663	896,906	1,317,945
Total fees and commissions, net	257,453	275,934	274,028
Other operating income	24,905	65,875	36,938
Dividends and net income on equity investments	8,561	11,474	13,499
Goodwill impairment(1)	(5,022,822)	-	-
Operating expenses	(909,939)	(982,520)	(1,017,555)
(Loss) / Profit before tax	(4,498,179)	267,669	624,855
Income tax(2)	1,491,539	(12,484)	(112,262)
Net (Loss) / income	(3,006,640)	255,185	512,593
(1) The impairment recognized in goodwill corresponds to the loss in value determined in the period in connection with the sale of Banistmo S.A., the cash-generating unit (CGU) to which such goodwill had been allocated. In accordance with the applicable standard, goodwill was classified as an intangible asset with an indefinite useful life and was therefore not amortized and was subject to impairment testing semiannually or when there were additional indications of impairment. In prior annual analyses, the calculated value in use exceeded the carrying amount, and therefore there was no impairment to recognize. However, the agreed sale price in the transaction constitutes new observable evidence establishing a fair value lower than the CGU’s carrying amount, generating an impairment loss for the period in accordance with IFRS requirements. See Note 2.D12. Significant accounting policies – Assets held for sale and discontinued operations; Note 2.D13. Significant accounting policies – Impairment of assets, cash-generating units and Note 12. Intangibles and goodwill, net.
(2) Includes Deferred tax of discontinued operations for COP 1,567,226. See Note 13. Income Tax.

B) Cash flows of the discontinued operation

STATEMENT OF CASH FLOW
For the years ended December 31, 2025, 2024 and 2023
(Stated in millions of Colombian pesos)

	2025	2024	2023
Net cash (used in)/provided by operating activities	(1,575)	149,484	(161,011)
Net cash (used in)/provided by investing activities	(181,508)	1,057,511	459,293
Net cash provided by/(used in) financing activities	401,060	(1,596,844)	(720,155)
Net change in cash and cash equivalents	217,977	(389,849)	(421,873)

C) The loan portfolio of Banistmo S.A. designated as assets held for sale is composed as follows, as of December 31, 2025:

Loan portfolio designated as assets held for sale (by maturity)

As of December 31, 2025

Maturity	Less than 1 year	Between 1 and 5 years	Between 5 and 15 years	More than 15 years	Total
In millions of COP
COMMERCIAL
Corporate	5,071,736	5,478,286	1,257,424	-	11,807,446
SMEs	734,065	545,543	164,460	5,255	1,449,323
Total Commercial	5,805,801	6,023,829	1,421,884	5,255	13,256,769
CONSUMER
Credit cards	259,842	644,128	535	-	904,505
Vehicle	4,450	282,297	570,912	426	858,085
Payroll-deducted loans	11,881	336,325	2,069,195	529,454	2,946,855
Other	31,347	96,379	79,833	440	207,999
Total Consumer	307,520	1,359,129	2,720,475	530,320	4,917,444
MORTGAGE
Low-income Mortgage (VIS)	-	517	37,291	4,270,596	4,308,404
Non-VIS	4,397	85,976	743,170	4,233,488	5,067,031
Total Mortgage	4,397	86,493	780,461	8,504,084	9,375,435
FINANCIAL LEASING
Commercial leasing	47,085	389,000	5,822	-	441,907
Consumer leasing	2,345	37,860	11,165	-	51,370
Total financial leasing	49,430	426,860	16,987	-	493,277
SMALL BUSINESS LOANS
Microcredit	220,725	370,914	202,932	15,921	810,492
Total Small Business Loans	220,725	370,914	202,932	15,921	810,492
Total	6,387,873	8,267,225	5,142,739	9,055,580	28,853,417

Loan concentration by days past due

As of December 31, 2025

	Past-due
Period	0-30 days	31-90 days	91-120 days	121-360 days	More than 360 days	Total
In millions of COP
Commercial	11,844,958	99,581	5,374	359,769	947,087	13,256,769
Consumer	4,681,654	121,926	37,424	72,840	3,600	4,917,444
Mortgage	8,461,617	387,479	90,538	192,496	243,305	9,375,435
Financial leasing	472,732	2,791	195	13,674	3,885	493,277
Small Business Loans	725,035	27,535	1,213	23,940	32,769	810,492
Total	26,185,996	639,312	134,744	662,719	1,230,646	28,853,417

Maximum exposure to credit risk

As of December 31, 2025

	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Commercial	10,125,423	1,012,057	2,119,289	13,256,769
Consumer	4,259,825	480,784	176,835	4,917,444
Mortgage	7,744,580	1,185,493	445,362	9,375,435
Financial leasing	449,408	17,860	26,009	493,277
Small Business Loans	630,534	120,440	59,518	810,492
Total customer loan portfolio	23,209,770	2,816,634	2,827,013	28,853,417
Allowance for loans, advances and lease losses	(137,198)	(232,330)	(1,050,742)	(1,420,270)
Total Net loans and advances to customers	23,072,572	2,584,304	1,776,271	27,433,147

D) Customer deposits of Banistmo S.A. classified as liabilities held for sale are as follows as of December 31, 2025:

Deposits from customers designated as liabilities held for sale

As of December 31, 2025

Deposits from customers	December 31, 2025
In millions of COP
Time deposits	16,875,344
Savings accounts	6,225,850
Checking accounts	4,106,875
Other deposits	85,449
Total deposits by customers	27,293,518

NOTE 32. SUBSEQUENT EVENTS
Approval of Consolidated Financial Statements
The financial statements were authorized for issue by the Board of Directors on February 23, 2026.

On March 31, 2026, the board of directors of the Central Bank decided to increase the policy rate by 100 basis points, from 10.25% to 11.25%, in response to the persistence of inflationary pressures and the deterioration of macroeconomic balances.

On February 11, 2026, the Colombian government issued Legislative Decree No. 150, pursuant to which it declared a State of Economic, Social, and Ecological Emergency in certain departments of Colombia. Subsequently, on February 24, 2026, the government enacted Decree No. 173, which established, as a temporary tax measure for the 2026 fiscal year, a net worth tax applicable to Colombian legal entities that are taxpayers of the corporate income tax as of March 1, 2026. The general tax rate is 0.5% applied to net equity, while a special rate of 1.6% applies to financial institutions, brokerage firms, and other entities operating in certain specific sectors.

On January 30, 2026, the board of directors of the Central Bank decided to increase the policy rate by 100 basis points, from 9.25% to 10.25%, in response to the persistence of inflationary pressures and the deterioration of macroeconomic balances.

On January 29, 2026, the Constitutional Court of Colombia ordered the provisional suspension of Legislative Decree 1474 of 2025 while it carries out its constitutionality review. This decree established temporary tax measures applicable to fiscal year 2026 within the framework of the State of Economic Emergency.

As of December 31, 2025, Decree 1474 of 2025 was fully in force and, consequently, Cibest Corporate Group recognized its effects in the determination of income tax and the measurement of deferred tax (see Note 13. Income Tax).

The subsequent suspension does not provide evidence of conditions that existed at the reporting date, and the Decree has not been fully repealed, as it remains subject to the Court’s substantive review. Therefore, this event does not result in modifications to the amounts recognized as of December 31, 2025. However, it is disclosed due to its relevance for users of the financial statements.

RISK MANAGEMENT
During 2025, the global economy showed a relatively favorable performance, despite the materialization of various risks stemming from the tariff and immigration policies promoted by the President of the United States. This environment was accompanied by a gradual and prudent easing of the Federal Reserve’s restrictive monetary policy stance, in a context marked by inflationary pressures resulting from rising tariffs, the persistence of geopolitical conflicts particularly between Russia and Ukraine and in the Middle East and the deterioration of fiscal conditions in most economies worldwide. Taken together, these factors increased uncertainty regarding the evolution of macroeconomic indicators and generated greater volatility in the prices of financial assets in international markets. At the same time, the level of political stability played a decisive role in investor confidence, in governments’ ability to implement stimulus policies, and ultimately in the dynamics of economic growth.

Considering the environment and the markets in which it operates, the development of the risk function and the supporting structure is aligned with the nature, size, complexity, and diversity of the activities carried out by the entities of Cibest Corporate Group.

Credit risk
Credit risk is the possibility that Cibest Corporate Group incurs losses and that the value of its assets decreases as a result of a debtor or counterparty failing to meet their obligations.

The information below contains the maximum exposure to credit risk for the periods ending December 31, 2025 and 2024:
The maximum exposure to credit risk of the loans and advances decreases in 2025 due to the classification of Banistmo as a discontinued operation.
December 31, 2025

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	230,529,201	13,291,069	12,533,711	256,353,981
Commercial	128,900,017	3,789,022	6,938,883	139,627,922
Consumer	45,368,880	4,597,424	2,787,242	52,753,546
Mortgage	31,451,240	1,551,976	1,413,156	34,416,372
Small Business Loans	885,674	120,330	57,008	1,063,012
Financial Leases	23,923,390	3,232,317	1,337,422	28,493,129
Off-Balance Sheet Exposures	45,080,299	398,436	439,419	45,918,154
Financial Guarantees	6,385,687	16,589	152,549	6,554,825
Loan Commitments	38,694,612	381,847	286,870	39,363,329
Loss Allowance	(2,126,247)	(2,321,812)	(9,043,389)	(13,491,448)
Total	273,483,253	11,367,693	3,929,741	288,780,687
December 31, 2024

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	245,272,297	16,670,291	17,511,320	279,453,908
Commercial	137,761,467	5,545,788	9,945,556	153,252,811
Consumer	46,697,013	5,118,607	4,000,063	55,815,683
Mortgage	37,076,580	2,701,930	1,963,091	41,741,601
Small Business Loans	1,175,803	91,256	85,150	1,352,209
Financial Leases	22,561,434	3,212,710	1,517,460	27,291,604
Off-Balance Sheet Exposures	43,604,372	223,317	256,249	44,083,938
Financial Guarantees	9,926,719	17,800	199,782	10,144,301
Loan Commitments	33,677,653	205,517	56,467	33,939,637
Loss Allowance	(2,331,035)	(2,752,141)	(11,397,984)	(16,481,160)
Total	286,545,634	14,141,467	6,369,585	307,056,686
(1) The informational disclosed value of loan commitments has been updated.

Other Financial Instruments

Maximum Exposure to Credit Risk - Other Financial Instruments
In millions of COP
	Maximum Exposure		Collateral		Net Exposure
	2025	2024	2025	2024	2025	2024
Maximum Exposure to Credit Risk
Debt instruments	32,840,048	36,583,512	(2,529,186)	(1,669,011)	30,310,862	34,914,501
Derivatives	1,308,744	929,498	(726,801)	(589,098)	581,943	340,400
Equity	1,463,622	1,011,310	-	-	1,463,622	1,011,310
Other financial instruments	30,285	34,385	-	-	30,285	34,385
Total	35,642,699	38,558,705	(3,255,987)	(2,258,109)	32,386,712	36,300,596
Note: Collateral Held (-) and Collateral Pledged (+)
Maximum exposure to credit risk of the loans and advances refers to the carrying amount at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.
Maximum exposure to credit risk of financial guarantees an loan commitments corresponds to the total amount guaranteed at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.
Maximum exposure to derivatives refers to the fair value at the end of the period, without considering any guarantee received or any other credit risk mitigants.
Maximum exposure to credit risk of debt instruments and equity securities refers to the carrying amount at the end of the period without considering any guarantee received.
Credit Risk Management - Loans and Advances
During 2025, the Colombian economy showed a gradual and moderate recovery, supported by limited improvements in economic activity, labor market conditions, and a partial rebound in investment. This performance occurred in a context of still‑restrictive monetary policy, although with gradual reductions in the intervention rate compared to 2024, which allowed for partial relief in financial conditions and a slight reactivation of credit, mainly in the commercial and consumer segments. Nonetheless, the high fiscal deficit and the increase in public debt continued to pressure sovereign risk perception and limit fiscal policy space, within an international environment characterized by higher volatility and geopolitical tensions.

At the regional level, Guatemala maintained a flexible monetary policy during 2025, with low interest rates that were gradually reduced, facilitating access to credit and stimulating domestic consumption in a context supported by strong remittance inflows and contained inflation. Panama showed an improvement in financial conditions compared to 2024, with relatively stable interest rates and a gradual recovery in credit, in line with the rebound in economic activity following the normalization of Canal operations and the dynamism of the services and logistics sectors. In contrast, El Salvador recorded more restrictive credit conditions, with high interest rates in the context of fiscal consolidation, which limited credit expansion; however, greater strength in the economic and financial sectors was observed, as well as a reduction in sovereign risk, supported by improved security conditions and the positive performance of remittances.

In a highly competitive financial market and an environment of uncertainty, Cibest Corporate Group prioritized decisions within the credit cycle that contribute to maintaining a stable risk profile for the portfolio, through continuous improvement of the processes, models, and methodologies used in all stages of the credit cycle. Our management is based on agile and predictive responsiveness to changes in the economic environment, enabling us to proactively adjust risk appetite and protect Cibest Corporate Group’s financial health. As a result, portfolio risk indicators improved, and we delivered more effective support to our clients.

Risk management associated with the different types of credit exposures undertaken by the entities of Cibest Corporate Group is managed in accordance with Cibest Corporate Group’s Credit Risk Management Framework, which sets out the corporate definitions and the overarching criteria for the assessment, measurement, monitoring, control, and mitigation of credit risk. Furthermore, Management has implemented policies, guidelines, and methodologies across the entire credit life cycle that operationalize the credit‑risk strategy approved by the Board of Directors for the oversight and control of credit risk.

To maintain credit quality and manage the risk arising from its lending activities, Cibest Corporate Group has established general loan policies, including the following:

•Credit exposure limits: Contains guidelines with regards to the establishment of credit exposure limits. This is set as a result of legal requirements and according to Cibest Corporate Group’s internal guidelines.

•Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of current and potential borrowers and to select them properly. The risk level of the individual and legal entities is determined using rating and scoring models which define cut-off points that are applied in the process of issuing credit. These models use information such as customer behavior, sociodemographic conditions, credit history, transactional activity with Cibest Corporate Group, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. In addition, sectorial and macroeconomic behavior is taken into account.

•Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, Cibest Corporate Group has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.

•Allowance policies: The objective of this policy is to fulfill legal requirements and Cibest Corporate Group’s business policies. In addition, this policy is meant to provide the guidelines to analyze the client’s status and take the necessary actions in order to mitigate credit risk to which Cibest Corporate Group is exposed. For further information, please see Note 2. Material Accounting Policies.

•Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.

•Portfolio recovery policies: Through these policies, Cibest Corporate Group aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what Cibest Corporate Group has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models. The established actions are combined with strategies to adjust to the economy, market and costumer conditions, allowing Cibest Corporate Group to offer alternatives tailored to each case, such as payment deals, foreclosed assets, cession agreements, modifications, restructuring, and so on.

Management of credit risk is carried out through all the credit life cycle. These stages are defined in the following way:

•Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.
•Monitoring: Knowing the borrower’s situation during the life of the credit.
•Recovery: Collection management during the different stages of the same credit.

To support the credit origination processes, models, methodologies, and analytical techniques based on statistical information and expert criteria are used. Their purpose is to evaluate and differentiate the risk level of potential and current clients, thus facilitating informed decision-making. These models are mainly applied during the granting stage and also play a fundamental role in monitoring, by allowing the tracking of the client's evolution, and in recovery, by facilitating the implementation of risk mitigation and portfolio recovery strategies. Continuous monitoring of the client's evolution is carried out, which allows for the timely detection of credit deterioration and proactive risk management throughout the credit lifecycle. Additionally, strategies and mechanisms based on quantitative variables and objective criteria analysis are implemented to optimize collection management, reduce expected losses, and minimize the impact of defaults on the portfolio.

The Corporate Risk Vice Presidency is responsible for defining and documenting the specific characteristics of the models, methodologies, and analytical techniques employed. It has the authority to develop mathematical and expert formulas, as well as to establish key parameters according to market conditions, the product, and the risk appetite framework approved by the Board of Directors. The models may include variables of different natures, such as sociodemographic, sectoral as well as internal and external behavior, financial information related to investment, savings, and transactions, in addition to market studies and product-specific parameters. The adequate performance of the models is ensured, measured through their discriminative capacity, understood as the model's ability to differentiate between clients with different levels of risk.

In accordance with international risk‑management standards, backtesting tests are conducted on the models used in credit cycle management. The results of these tests are presented periodically to the Risk Committee and the Board of Directors for their information. Additionally, the Corporate Risk Vice Presidency establishes, issues internal circulars that establish the guidelines for the assignment and ongoing maintenance of internal credit ratings.

Monthly, the credit portfolio is rated using internal models that allow for the assessment of the credit risk of each debtor and the determination of the required provisions. These models are regularly updated to reflect changes in market conditions and ensure their accuracy and relevance. The monthly provisions allow for the assessment of risk collectively or individually, using parameters such as Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD). For more details, see Note 2. Material Accounting Policies, section 4.1.2.

Individual analysis is applied to clients in stage 3 with significant balances and to corporate clients who recover from default and move to stage 2. This analysis is based on the projection of each client's cash flow, considering parameters associated with recovery rates estimated by models that incorporate financial information, behavior, collateral, and qualitative variables. Periodically, backtesting tests are conducted on these provisioning models to ensure an adequate level of coverage aligned with Cibest Corporate Group 's risk appetite.

To manage concentration risk, Cibest Corporate Group, conducts continuous monitoring of risk groups and supervises their corresponding exposures, ensuring adherence to both regulatory lending limits and those established by Management. Analytical tools are used to identify clients or sectors with elevated concentration risk and to implement diversification strategies aimed at mitigating potential adverse impacts. Methodologically, Cibest Corporate Group relies on international benchmarks defined by external credit rating agencies, enabling the assessment of concentration across different geographies. From a regulatory standpoint, Cibest Corporate Group adheres to the concepts and methodologies established in applicable external regulations.

The following classifications are established for the analysis of concentration:
•By country: Based on the country where the loans were originated.
•By sector: According to the sectorial sub-segmentation defined by Cibest Corporate Group based mainly on the code CIIU1.

•By categories: According to the portfolio category of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).

•By economic group: According to the characteristics of economic groups as established by regulations.
•By maturity: According to the remaining term to loan maturity.
•By past due days: This concentration evaluates loans that are more than one month overdue.
1 CIIU: International Standard Industrial Classification of All Economic Activities.
Country Risk2

Cibest Corporate Group credit risk management framework includes country risk management, which refers to the possibility that an entity may incur losses on financial transactions abroad due to a deterioration in the economic and/or socio-political conditions of the country receiving such transactions, either due to limitations on currency transfers or factors not attributable to the commercial and financial condition of the country receiving the transaction. This definition includes, among others, sovereign risk (SR) and transfer risk (TR) associated with such factors.

This framework has guidelines, processes, and methodologies that allow for the periodic assessment of the country risk to which it is exposed in its capital investments, understanding capital investments to be those made in jurisdictions other than Colombia that are economically relevant individually or in aggregate by country, and whose purpose is permanent. This management includes the stages of identification, measurement, control, and monitoring of the country risk to which the Group is exposed.

The definition of capital investment appetite integrates the assessment of country risk, aligning with the Corporate Group's Risk Appetite Framework to ensure consistency with Cibest Corporate Group's financial strength.

For the year ended December 2025, compared to December 2024, no alerts associated with country risk were identified in the investments subject to this analysis. Likewise, no downgrades were observed in the country risk ratings of the countries where Cibest Corporate Group maintains investments.

During 2025, within the portfolio subject to country risk assessment, a reallocation of investing entities was recorded. The value of the investments decreased compared to 2024, mainly due to the appreciation of the colombian peso against the U.S. dollar and the distribution of dividends. These effects were partially offset by the profits generated during the year.

Additionally, as of December year‑end, Banistmo is considered a discontinued operation. For this reason, both Banistmo and its related investments were excluded from Cibest Corporate Group subject to country risk evaluation. For further detail, see Note 31 — Discontinued Operation.

Overall, the results for the period do not indicate adverse changes in the country risk profile of the portfolio, and the observed variations are primarily attributable to market effects and strategic decisions.

2 Nequi, Renting, Wenia, Wompi, Bancolombia Puerto Rico, Banca de Inversión Bancolombia and its subsidiaries have no investments subject to country risk review at the time of analysis.

a.Credit Quality Analysis - Loans and Financial Leases
Rating System for Credit Risk Management
The principal aim of this rating system is to determine the risk profile of the borrower, which is obtained through a rating.
The rating of the corporate portfolio is primarily conducted through a Rating model, based on the analysis of the interrelation of quantitative variables and objective criteria, which allow for determining the probability of default that may affect the fulfillment of the financial commitments acquired by a client. The rating model is applied from the origination and is periodically updated, incorporating determinants of credit risk, which can be summarized as the client's financial performance measured through financial figures and payment capacity, payment behavior both with Cibest Corporate Group and with other entities in the financial sector as well as transactional information of the client within Cibest Corporate Group as alternative variables.Taken together, this approach ensures a comprehensive and up‑to‑date view of risk, enhancing decision making and the proactive management of the portfolio.

In the case of a retail customer, granting and behavior scoring models are used in order to identify the level of risk associated with the borrower. These models include information such as personal details, financial information and transactional, historical behavior, the total number of credit products and external information from credit bureaus.
Description of Loans and Financial Leases
In order to evaluate and manage credit risk, the credits and financial leasing operations have been classified as:
•Commercial and Financial Leases:
Loans granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.
The borrowers in this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Corporate
Companies with consolidated annual sales by economic group >= COP 250,000M. Banistmo places borrowers with annual sales >= USD10M. BAM place borrowers with annual sales >= USD25M. Banco Agricola place borrowers with annual sales >= USD30M.

Business
Companies with consolidated annual sales by economic group > = COP 14,500M and < COP 250,000M. For Banco Agricola borrowers with annual sales >= USD7M y < USD30M and BAM, with annual sales >= USD5M and < USD25M

Commercial	For BAM, companies with annual sales >= USD2M y < USD5M.
Business Construction
Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group >= COP 58,000M and <= COP 200,000M or commercial size > = COP 15,000M and < COP 70,000M, or project size >= COP 500,000M and < COP 2.2 trillion.

Corporate Construction
Constructors who dedicate themselves to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group > COP 200,000M or commercial size > = COP 70,000M or project size >=COP 2.2 trillion

SME Construction
Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity with consolidated annual sales by economic group >= COP 380M and <= COP 58,000M or commercial size < COP 15,000M or project size < COP 500,000M.

Institutional Financing	Financial sector institutions.
Government
Central government entities within the Corporate segment, as well as territorial entities that qualify under the public‑conglomerate model based on the variables analyzed (income level, investment, and population).

SME
Annual sales < COP 14,500M, with a classification between small, medium, large and plus except for Banistmo which places borrowers < USD10M in annual sales. For Banco Agrícola, borrowers with annual sales < USD7M and BAM, borrowers with annual sales < USD2M.

•Consumer:
Loans and advances, regardless of amount, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services. These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles and motorcycles. The vehicle financed is used as collateral for the loan.
Credit cards	Revolving credit limits for the acquisition of consumer goods, utilized by means of a plastic card, a virtual card or a token in digital wallets.
Payroll loans	It is a credit line attached to an authorized individual payroll and pension amount.
Other loans	Loans granted for the acquisition of consumer goods other than vehicles and Payroll loans Credit cards are not included in this segment.
The counterparties in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.
•Mortgage:
These are loans, regardless of amount, granted to individuals for the purchase of a new or used house, commercial real estate or construction of a home. These loans include loans denominated in local units or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.
The counterparties in the mortgage portfolio are mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.
•Small Business Loans:
Productive credits are those constituted by credit operations carried out with individuals for the development of economic activities in rural and urban areas issued for the purpose of encouraging the activities of small business and are subject to the following requirements in Colombia: (i) their indebtedness with all entities cannot exceed 120 minimum wages (excluding mortgage obligations for housing financing); (ii) the client's total assets, excluding mortgage assets, are less than 500 minimum wages.

The borrowers in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.
Analysis of the behavior and impairment of the loan portfolio and financial lease operations
The analysis presented below for Cibest Corporate Group is based on a comparison with the information reported by Grupo Bancolombia as of December 31, 2024.

As of December 31, 2025, Cibest Corporate Group total loan portfolio, valued in Colombian pesos, registered an decrease of 8.3% compared to December 2024. This reduction was largely driven by the classification of the asset group of subsidiary Banistmo S.A. as held for sale (see Note 31 – Discontinued Operation), in addition to the impact of the depreciation of the U.S. dollar against the peso, which reduced the peso denominated value of the portfolios of the Central American subsidiaries. However, despite these factors, growth was observed in the corporate and consumer loan portfolios at Bancolombia and Banco Agrícola, as well as in the mortgage portfolio in Colombia, driven by a gradual and moderate recovery in commercial activity across all countries where Cibest Corporate Group operates. The 30-day past due loan ratio (consolidated) showed a reduction, standing at 3.95% in December 2025 compared to 5.20% in December 2024, mainly explained by the improvement in the quality of the consumer portfolio. This improvement reflects a strengthening in portfolio quality, mainly driven by the recovery of the consumer loan portfolio across all regions, as well as the favorable performance of the mortgage portfolio in Colombia. During the period, different strategies were developed throughout the credit cycle, allowing for the implementation of proactive and coherent actions in line with the reality of the clients and their environment, in order to contain deterioration and place them in better risk profiles:

•Commercial loans and financial leases amounted to COP 168.12 trillion, which represented a decrease of 6.9% compared to 2024. The 30-day past due loan ratio was 3.06% compared to 3.77% as of December 2024.

•Consumer loans amounted to COP 52.75 trillion, which represented a decrease of 5.5% compared to 2024. The 30-day past due loan ratio was 5.59% compared to 7.92% as of December 2024.

•Mortgage loans totaled to COP 34.42 trillion, which represented a decrease of 17.5% compared to 2024. The 30-day past due loan ratio was 5.67% compared to 7.62% as of December 2024.

•Small Business loans ended at COP 1.06 trillion, which represented a decrease of 21.4% with respect to 2024. The 30-day past due loan ratio was 8.23% compared to 8.11% as of December 2024.

In order to monitor credit risk associated with clients, Cibest Corporate Group Consolidated has established regular monitoring performed by the AEC Committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity and sector, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2025 and 2024 is shown below:

December 2025:

Watch List December 31, 2025
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	11,243,787	0.61%	68,609
Level 2 – Medium Risk	3,242,865	7.19%	233,252
Level 3 – High Risk	2,084,682	59.12%	1,232,457
Level 4 – High Risk DOC (1)	4,602,690	72.27%	3,326,436
Total	21,174,024	22.96%	4,860,754
(1) DOC: Origination and Collections Department.

December 2024:

Watch List December 31, 2024
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	14,081,182	0.72%	101,994
Level 2 – Medium Risk	5,708,673	6.50%	370,892
Level 3 – High Risk	3,811,886	53.84%	2,052,135
Level 4 – High Risk DOC (1)	5,948,366	61.67%	3,668,615
Total	29,550,107	20.96%	6,193,636
(1) DOC: Origination and Collections Department.

Loans and Financial Leases Collateral
Collateral refers to the support provided by clients that enables Cibest Corporate Group to mitigate credit risk, as it serves as an alternative source for the repayment of granted loans in the event of client default. Such collateral is considered eligible and adequate when it meets the following conditions:

•Its fair value was established according to technical and objective criteria.
•Its provide Cibest Corporate Group with a legally effective privilege for the payment of the guaranteed obligation.
•Its performance is reasonably possible.
Cibest Corporate Group has defined the criteria for collateral enforceability, which are established according to the classification of the loan portfolio. In addition, Cibest Corporate Group has set guidelines to value collateral and the frequency of such valuations, as well as those guidelines related to the legalization, registry and maintenance of the collateral. Likewise, Cibest Corporate Group has defined the criteria for insurability, custody and the necessary procedures for their cancellation.

The update of the fair value of mortgages and vehicles collaterals for the loan portfolio is made at least once a year. The methodology used to estimate the fair value of the properties is applied by external and independent entities. Updating the fair value of the vehicles is done through guides and valid values commonly used as reference to set the value of a vehicle. The fair value of real state and vehicles are classified in levels 2 and 3 depending on the observability and significance of the inputs used in the valuation techniques according to the hierarchy established by IFRS 13.
To determine the suitability of appraiser’s selection, there are internal guidelines to be fulfilled related to independence, professional certification, reputation and experience. In a similar way, to validate the appraisal´s suitability, Cibest Corporate Group has defined guidelines based on current regulations which are related to methodologies, report quality and commercial value.

During the reporting period, Cibest Corporate Group’s collateral policies have not changed significantly in relation to the way collateral is held and its overall quality.

The information included in the table discloses the nature of the collateral and the balances covered by it for the loan portfolio and financial leasing operations classified under the commercial, consumer, microcredit, and housing modalities for the periods ended December 31, 2025 and 2024:

December 31, 2025
In Millions of COP
Amount Covered by Collateral
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	17,856,646	1,565,026	31,026,884	93	13,887	50,462,536
Goods Given in Real Estate Leasing	-	-	174	17,725,642	-	17,725,816
Goods Given in Leasing Other Than Real Estate	-	120	-	7,927,066	-	7,927,186
Stand by Letters of Credit	1,459,362	-	-	-	-	1,459,362
Security Deposits	63,833	7,775	-	-	—	71,608
Guarantee Fund	3,607,654	3,175	-	33,154	553,423	4,197,406
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	10,054,510	105,181	-	-	—	10,159,691
Other Collateral (Pledges)	2,189,669	6,781,902	20,639	169	106	8,992,485
Without Guarantee (Uncovered Balance)	104,396,248	44,290,367	3,368,675	2,807,005	495,596	155,357,891
Total loans and financial leases	139,627,922	52,753,546	34,416,372	28,493,129	1,063,012	256,353,981

December 31, 2024
In Millions of COP
Amount Covered by Collateral
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	25,163,297	1,816,374	39,092,440	39	363,465	66,435,615
Goods Given in Real Estate Leasing	-	-	183	17,382,691	-	17,382,874
Goods Given in Leasing Other Than Real Estate	-	32	-	8,181,007	-	8,181,039
Stand by Letters of Credit	1,540,179	-	-	-	-	1,540,179
Security Deposits	1,398,254	326,722	-	-	139,481	1,864,457
Guarantee Fund	3,653,583	37	-	45,720	251,827	3,951,167
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	7,757,578	109,946	-	-	—	7,867,524
Other Collateral (Pledges)	3,688,378	8,039,811	30,223	280	6,209	11,764,901
Without Guarantee (Uncovered Balance)	110,051,542	45,522,761	2,618,755	1,681,867	591,227	160,466,152
Total loans and financial leases	153,252,811	55,815,683	41,741,601	27,291,604	1,352,209	279,453,908

Cibest Corporate Group monitors the collateral associated with financial assets classified in Stage 3, as it is more likely to take possession of such collateral to mitigate potential credit losses. The following table presents financial assets classified in Stage 3 and the related collateral held to mitigate potential losses for the periods ended December 31, 2025 and 2024:

December 31, 2025
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	682,168	369,786	312,382	1,523,549
Consumer
Mortgage	—	—	—	—
Small Business Loans
Financial Leases	549,569	295,354	254,215	885,925
Total credit assets	1,231,737	665,140	566,597	2,409,475

December 31, 2024
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	783,435	372,156	411,279	1,660,829
Consumer
Mortgage	616,432	143,894	472,538	762,652
Small Business Loans
Financial Leases	761,892	327,257	434,635	1,305,365
Total credit assets	2,161,759	843,307	1,318,452	3,728,846
A portion of Cibest Corporate Group’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with Cibest Corporate Group’s expected credit loss model. The carrying amount of such financial assets is and COP 60,688 as at 31 December 2024 and COP 273,574 as at December 31, 2025.

Foreclosed assets and other credit mitigants
Assets received in lieu of payment (foreclosed assets) are recognized on the statement of financial position when current possession of the asset takes place.
Foreclosed assets such as immovable and movable property, equity securities and other financial assets, are received based on a commercial valuation, and their net realizable value is given by a specialized team.
During the years ended December 31, 2025 and 2024, Cibest Corporate Group entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 1,251,021 and COP 1,408,331 , respectively.

Cibest Corporate Group classifies foreclosed assets after acknowledgment of the exchange operation according to the intention of use, as follows:

•Non-current assets held for sale.
•Other marketable assets.
•Other non-marketable assets.
•Inventories.

Foreclosed assets classified as non-current assets held for sale are those expected to be sold within the next 12 months. Non-current assets held for sale that no longer meet the immediate sale guidelines must be reclassified as “Other marketable assets”. If the updated fair value less costs to sell is lower than the carrying amount, the latter must be adjusted and an impairment loss recognized in the income statement for the same period.

b.Risk Concentration – Loans and Advances
Cibest Corporate Group performs its credit risk concentration analysis by monitoring the loan portfolio through groupings such as modality, maturity, days past due, economic sector, country, and economic group, as shown below:

•Loans concentration by category
The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories for the periods ending on December 31, 2025 and 2024, it is as follows:

Composition	2025	2024
In millions of COP
Commercial	139,627,922	153,252,811
Corporate	76,006,958	85,278,293
SME	13,856,981	15,203,496
Others	49,763,983	52,771,022
Consumer	52,753,546	55,815,683
Credit card	12,483,919	11,992,511
Vehicle	4,795,970	5,635,858
Payroll loans	6,834,747	10,381,247
Others	28,638,910	27,806,067
Mortgage	34,416,372	41,741,601
VIS	13,173,508	16,183,280
Non- VIS	21,242,864	25,558,321
Financial Leases	28,493,129	27,291,604
Small Business Loans	1,063,012	1,352,209
Loans and advances to customers and financial institutions	256,353,981	279,453,908
Allowance for loans and advances and lease losses	(13,253,946)	(16,179,738)
Total net loan and financial leases	243,100,035	263,274,170
VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.

•Concentration of loan by maturity
The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases at the end of December 2025 and 2024:

December 31, 2025
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
Commercial	37,701,890	59,704,817	39,337,022	2,884,193	139,627,922
Corporate	20,753,064	33,460,016	19,965,253	1,828,625	76,006,958
SME	4,070,363	8,539,793	1,060,389	186,436	13,856,981
Others	12,878,463	17,705,008	18,311,380	869,132	49,763,983
Consumer	5,393,052	34,827,883	12,296,414	236,197	52,753,546
Credit card	39,952	10,351,902	2,088,614	3,451	12,483,919
Vehicle	136,130	2,704,055	1,955,420	365	4,795,970
Order of payment	2,209,043	1,812,470	2,800,720	12,514	6,834,747
Others	3,007,927	19,959,456	5,451,660	219,867	28,638,910
Mortgage	820,792	983,691	10,696,429	21,915,460	34,416,372
VIS	19,358	300,678	3,002,419	9,851,053	13,173,508
Non-VIS	801,434	683,013	7,694,010	12,064,407	21,242,864
Financial Leases	2,283,462	8,690,954	13,328,370	4,190,343	28,493,129
Small business loans	53,098	987,314	20,720	1,880	1,063,012
Total gross loans and financial leases	46,252,294	105,194,659	75,678,955	29,228,073	256,353,981

December 31, 2024
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
Commercial	48,186,159	62,610,478	41,614,622	841,552	153,252,811
Corporate	29,076,028	32,243,275	23,454,114	504,876	85,278,293
SME	4,771,087	8,555,996	1,727,911	148,502	15,203,496
Others	14,339,044	21,811,207	16,432,597	188,174	52,771,022
Consumer	1,267,269	34,216,968	19,553,651	777,795	55,815,683
Credit card	234,325	9,587,518	2,170,668	-	11,992,511
Vehicle	81,066	3,270,554	2,283,873	365	5,635,858
Order of payment	47,981	2,261,874	7,525,578	545,814	10,381,247
Others	903,897	19,097,022	7,573,532	231,616	27,806,067
Mortgage	79,304	1,095,329	10,509,429	30,057,539	41,741,601
VIS	14,439	284,872	2,540,655	13,343,314	16,183,280
Non-VIS	64,865	810,457	7,968,774	16,714,225	25,558,321
Financial Leases	1,804,964	8,586,693	13,202,556	3,697,391	27,291,604
Small business loans	194,013	919,392	208,405	30,399	1,352,209
Total gross loans and financial leases	51,531,709	107,428,860	85,088,663	35,404,676	279,453,908

•Concentration by past due days
The following table shows the loans and financial leases according to past due days for the periods ending on December 31, 2025 and 2024. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2025
In millions of COP
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
Commercial	135,330,887	426,990	156,363	869,610	2,844,072	139,627,922
Consumer	49,805,549	1,224,406	407,456	1,100,716	215,419	52,753,546
Mortgage	32,463,354	646,147	166,300	477,855	662,716	34,416,372
Financial Leases	27,648,328	211,469	39,547	179,284	414,501	28,493,129
Small Business Loans	975,530	37,438	12,584	31,764	5,696	1,063,012
Total	246,223,648	2,546,450	782,250	2,659,229	4,142,404	256,353,981

December 31, 2024
In millions of COP
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
Commercial	147,402,632	531,609	280,750	1,515,324	3,522,496	153,252,811
Consumer	51,393,527	1,761,496	624,945	1,776,361	259,354	55,815,683
Mortgage	38,560,253	1,184,755	285,466	830,743	880,384	41,741,601
Financial Leases	26,331,118	247,056	58,435	273,619	381,376	27,291,604
Small Business Loans	1,242,568	36,196	8,848	45,608	18,989	1,352,209
Total	264,930,098	3,761,112	1,258,444	4,441,655	5,062,599	279,453,908

•Concentration of loans by economic sector

The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower for the periods ending on December 31, 2025 and 2024:

December 31, 2025
In millions of COP
Economic sector	Loans and advances
	Local	Foreign	Total
Agriculture	5,065,174	1,454,157	6,519,331
Petroleum and Mining Products	2,130,531	357,951	2,488,482
Food, Beverages and Tobacco	8,825,753	1,892,783	10,718,536
Chemical Production	5,016,379	327,950	5,344,329
Government	12,277,316	8,399	12,285,715
Construction	12,668,236	6,276,866	18,945,102
Commerce and Tourism	27,512,932	4,127,906	31,640,838
Transport and Communications	12,508,329	306,414	12,814,743
Public Services	14,642,893	1,273,641	15,916,534
Consumer Services	69,086,088	16,617,819	85,703,907
Commercial Services	35,957,673	4,211,895	40,169,568
Other Industries and Manufactured Products	9,469,462	4,337,434	13,806,896
Total	215,160,766	41,193,215	256,353,981

December 31, 2024
In millions of COP
Economic sector	Loans and advances
	Local	Foreign	Total
Agriculture	5,520,414	2,813,604	8,334,018
Petroleum and Mining Products	2,126,602	636,010	2,762,612
Food, Beverages and Tobacco	10,132,520	2,164,911	12,297,431
Chemical Production	4,507,362	364,649	4,872,011
Government	10,256,608	627,705	10,884,313
Construction	14,441,608	9,134,115	23,575,723
Commerce and Tourism	24,920,337	8,480,380	33,400,717
Transport and Communications	12,313,907	597,216	12,911,123
Public Services	13,253,631	1,265,243	14,518,874
Consumer Services	61,263,015	35,692,512	96,955,527
Commercial Services	30,662,353	13,347,867	44,010,220
Other Industries and Manufactured Products	9,671,905	5,259,434	14,931,339
Total	199,070,262	80,383,646	279,453,908

•Credit concentration by country
The following information shows the concentration of the loans and financial leases by country in which Cibest Corporate Group are located as of December 31, 2025 and 2024:

December 31, 2025
In millions of COP
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	207,855,500	81.08%	(11,624,277)	87.70%
Panamá	11,012,553	4.30%	(233,360)	1.76%
El Salvador	17,740,830	6.92%	(557,515)	4.21%
Guatemala	18,335,468	7.15%	(836,623)	6.31%
Puerto Rico	1,409,630	0.55%	(2,171)	0.02%
Total	256,353,981	100.00%	(13,253,946)	100.00%

December 31, 2024
In millions of COP
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	190,956,423	68.33%	(12,490,991)	77.20%
Panamá	47,300,183	16.93%	(2,089,269)	12.91%
El Salvador	18,712,218	6.70%	(598,710)	3.70%
Guatemala	21,125,637	7.56%	(995,339)	6.15%
Puerto Rico	1,359,447	0.49%	(5,429)	0.03%
Total	279,453,908	100.00%	(16,179,738)	100.00%
•Credit concentration by economic group
As of December 31, 2025 and 2024, concentration of the 20 largest economic groups amounted to COP 46,024,580 and COP 39,877,880 respectively. This exposure corresponds to all credit active operations of Cibest Corporate Group.

c.Credit quality – Loans and Advances
The following information about credit quality of the borrower for the periods ending December 31, 2025 and 2024:

December 31, 2025
In millions of COP
Classification	Stage 1	Stage 2	Stage 3	Total
Commercial	128,900,017	3,789,022	6,938,883	139,627,922
Consumer	45,368,880	4,597,424	2,787,242	52,753,546
Mortgage	31,451,240	1,551,976	1,413,156	34,416,372
Small Business Loans	885,674	120,330	57,008	1,063,012
Financial Leases	23,923,390	3,232,317	1,337,422	28,493,129
Loans and Advances	230,529,201	13,291,069	12,533,711	256,353,981

December 31, 2024
In millions of COP
Classification	Stage 1	Stage 2	Stage 3	Total
Commercial	137,761,467	5,545,788	9,945,556	153,252,811
Consumer	46,697,013	5,118,607	4,000,063	55,815,683
Mortgage	37,076,580	2,701,930	1,963,091	41,741,601
Small Business Loans	1,175,803	91,256	85,150	1,352,209
Financial Leases	22,561,434	3,212,710	1,517,460	27,291,604
Loans and Advances	245,272,297	16,670,291	17,511,320	279,453,908
In order to determine the expected credit loss, Cibest Corporate Group considers the economic conditions and performance of the borrower’s industry, the analysis of payments behavior, events that could negatively affect the borrower’s ability to pay, among others factors.
The expected credit loss is determined either by a collective or individual evaluation according to the amount and characteristics of the loan. For further details please see Note 2 Significant Accounting Policies, section 4.1.2 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”.
Sensitivity analysis
The variables with the greatest influence for each country on the expected credit loss (ECL) assessment for the loan portfolio and financial leasing are:

Colombia:

•Gross domestic product: due to its effects on employment and wages, and consequently on consumption.
•Interest rate: due to its direct impact on the repayment capacity of borrowers.

Panama:

•Gross domestic product: due to its effects on employment and wages, and consequently on consumption.
•10-year U.S. treasury yield: due to its impact on the demand for goods and services.

El Salvador:

•Gross domestic product: due to its effects on employment and wages, and consequently on consumption.
•Current account balance: due to its effect on import costs.

Guatemala:

•Gross domestic product: due to its effects on employment and wages, and consequently on consumption.
•Current account balance: due to its effect on import costs.

The change in the expected credit losses (ECL) at 31 of December 2025, as a result of a possible positive or negative 1% (100 basis points) change in those variables were assessed based on the assumptions used to calculate the ECL for each of the scenarios: base, optimistic and pessimistic, as following:

Interest Rate – Current Account Balance - 10-year U.S. Treasury Yield
In Millions of COP
		[+1%]	Unchanged	[-1%]
	[+1%]	(2,871)	-63,930	-114,007

GDP	Unchanged	61,059	-	-50,077

	[-1%]	125,375	64,316	14,239
Cibest Corporate Group has estimated the impact on the expected credit loss (ECL) assuming the forward-looking scenarios (e.g. optimistic and pessimistic) were weighted 100% instead of applying scenario probability weights across the two scenarios. The table below shows the impact on the expected credit loss (ECL) for each methodology:

Expected credit loss by scenarios
In millions of COP
	2025		2024
Methodologies	Optimistic	Pessimistic	Optimistic	Pessimistic
Collective methodology	(322,851)	276,985	(435,740)	368,782
Collateral methodology	(166,770)	223,091	(155,591)	173,438
Individual methodology(1)	(444,920)	609,748	(408,368)	763,362
Total	(934,541)	1,109,824	(999,699)	1,305,582
(1) For individual methodology, the applied scenarios are the base in the optimistic scenario and the alternative in the pessimistic scenario with a weighting of 100% each.
d.Credit Risk Management – Other Financial Instruments:
Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:
•Term Limits: The Credit Committee evaluates and reviews the result of the authorized model for the different counterparties according to quantitative and qualitative variables, allowing it to establish the maximum term to which Cibest Corporate Group wishes to have exposure.

•Credit Limits: Approved limits under the model and with authorization from the Credit Committee, as well as the exposure, are monitored in line or batch, in such a way as to mitigate the occurrence of excesses and, in the event that there is a need for them, applies to the current attribution system.
•Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.
•Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of these events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.
•Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.

•Counterparty Alerts: There are financial, qualitative and market indicators that allow Cibest Corporate Group to establish damages to the credit quality of an issuer or counterparty.

e.Credit Quality Analysis - investment financial instruments:
In order to evaluate the credit quality of a counterparty or issuer (to determine a risk level or profile), Cibest Corporate Group relies on two rating systems: an external one and an internal one, both of which allow to identify a degree of risk differentiated by segment and country and to apply the policies that have been established for issuers or counterparties with different levels of risk, in order to limit the impact on liquidity and/or the income statement of Cibest Corporate Group.

External credit rating system is divided by the type of rating applied to each instrument or issuer; in this way the geographic location, the term and the type of instrument allow the assignment of a rating according to the methodology that each examining agency uses.
Internal credit rating system: the “ratings or risk profiles” scale is created with a range of levels that go from low risk to high risk (this can be reported in numerical or alphanumerical scales), where the rating model is sustained by the implementation and analysis of qualitative variables and objectives criteria, which according to the relative analysis of each variable, determine credit quality; in this way the internal credit rating system aims to establish adequate margin in decision-making regarding the management of financial instruments.
In accordance with the criteria and considerations specified in the internal rating allocation and external credit rating systems methodologies, the following schemes of relation can be established, according to credit quality given to each one of the qualification scales:
Low Risk: All investment grade positions (from AAA to BBB-), as well as those issuers that according to the information available (financial statements, relevant information, external ratings, CDS, among others) reflect adequate credit quality.
Medium Risk: All speculative grade positions (from BB+ to BB-), as well as those issuers that according to the available information (Financial statements, relevant information, external qualifications, CDS, among others) reflect weaknesses that could affect their financial situation in the medium term.
High Risk: All positions of speculative grade (from B+ to D), as well as those issuers that according to the information available (Financial statements, relevant information, external qualifications, CDS, among others) reflect a high probability of default of financial obligations or that already have failed to fulfill them.
Following the downgrade of the Republic of Colombia’s credit rating by Moody’s (Baa3), S&P, and Fitch (BB), we recorded a change in the risk classification. Consequently, positions in Colombian sovereign debt and exposures to Colombian issuers were reclassified to the mid‑risk category.
Unless otherwise noted, the analysis below for Cibest Corporate Group is based on a comparison with the financial information reported by Grupo Bancolombia for the year ended December 31, 2024. Additionally, as of year‑end December 2025, Banistmo is considered a discontinued operation; its portfolio is therefore reported under the ‘Assets Held for Sale’ category in the balance sheet. For further details, see Note 31 — Discontinued Operation.”

Credit Quality Analysis of Cibest Corporate Group:

Maximum Exposure to Credit Risk
In millions of COP
	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2025	2024	2025	2024	2025	2024	2025	2024
Low Risk	6,753,154	29,130,380	415	363,198	—	1,712	630,738	834,821
Medium Risk	24,402,902	4,873,025	1,143,337	57,119	19,014	16,479	659,717	1,154
High Risk	1,683,992	2,580,107	15,026	677	—	2,966	1,794	7,086
Without Rating		-	304,844	590,316	11,271	13,228	16,495	86,437
Total	32,840,048	36,583,512	1,463,622	1,011,310	30,285	34,385	1,308,744	929,498
(1) Corresponds to SAFE "Simple Agreement for Future Equity".
(2) For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.
•Financial credit quality of other financial instruments that are not in default nor impaired in value
Debt instruments: 100% of the debt instruments are not in default.
Equity: The positions do not represent significant risks.
Derivatives: 99.9% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.
•Maximum exposure level to the credit risk given:

Maximum Exposure to Credit Risk
In millions of COP
	Maximum Exposure		Collateral		Net Exposure
	2025	2024	2025	2024	2025	2024
Debt instruments	32,840,048	36,583,512	(2,529,186)	(1,669,011)	30,310,862	34,914,501
Derivatives	1,308,744	929,498	(726,801)	(589,098)	581,943	340,400
Equity	1,463,622	1,011,310	-	-	1,463,622	1,011,310
Other financial instruments	30,285	34,385	-	-	30,285	34,385
Total	35,642,699	38,558,705	(3,255,987)	(2,258,109)	32,386,712	36,300,596
Note: Derivative collateral received from counterparties, whose have their market value positive when consolidate all the portfolio derivaties of related ID, in December 2024 was COP 589,098 and in December 2025 was COP 726,801. In debt instruments, guarantees correspond to Repo, reverse repo, and securities lending trades
•Analysis of the maturity of other financial instruments past due but not impaired
–Debt instruments: Portfolio does not present past due nor impaired assets.
–Equity: Portfolio does not present impaired assets.
–Derivatives: The past due assets are not material.
•The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt instruments

Maximum Exposure to Credit Risk
In millions of COP
	Exposure		Impairment		Final Exposure
	2025	2024	2025	2024	2025	2024
Fair Value	27,010,728	28,119,697	4,174	6,513	27,006,554	28,113,184
Amortized Cost	5,829,320	8,463,815	16,696	58,937	5,812,624	8,404,878
Total	32,840,048	36,583,512	20,870	65,450	32,819,177	36,518,062
Equity

Maximum Exposure to Credit Risk
In millions of COP
	Exposure		Impairment		Final Exposure
	2025	2024	2025	2024	2025	2024
Fair Value through profit or loss	1,136,645	537,213	-	-	1,136,645	537,213
Fair Value through OCI	326,977	474,097	-	-	326,977	474,097
Total	1,463,622	1,011,310	-	-	1,463,622	1,011,310
Collateral - investment financial instruments:
Level of collateral: respect to the type of asset or operation, a collateral level is determined according to the policies defined for each product and the market where the operation is carried out.
Assets held as collateral in organized markets: the only assets that can be received as collateral are those defined by the central counterparties, the stock market where the operation is negotiated, those assets that are settled separately in different contracts or documents, which can be managed by each organization and must comply with the investment policies defined by Cibest Corporate Group, taking into account the credit limit for each type of asset or operation received or delivered, which collateral received are the best credit quality and liquidity.
Assets received as bilateral collateral between counterparties: the collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA)1 and with fulfillment in cash in dollars and managed by Citibank N.A.. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.
Collateral adjustments for margin agreements: the adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:
–With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.
–For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.
1 A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).

–For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA(International Swaps and Derivatives Association)2 and GMRA (Global Master Repurchase Agreement)3 both for OTC derivatives and securities financing transactions.
–For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.
–For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.
–The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.
•Level of collateral held:

Maximum Exposure to Credit Risk
In millions of COP
	Collateral(1)		Main type of collateral
	2025	2024	2025	2024
Debt Instruments	(2,529,186)	(1,669,011)	Government bonds (TES)	Government bonds (TES)
Derivatives	(726,801)	(589,098)	Cash	Cash
Equity
Other financial instruments
Total	(3,255,987)	(2,258,109)

f.Credit risk concentration - other financial instruments:
According to the regulations, Cibest Corporate Group must control on a daily basis the risk of positions of Cibest Corporate Group’s companies where the same issuer or counterparty stands, below the legal limits.

By the same way, the positions of Cibest Corporate Group are verified in respect of the authorized risk levels in each country in order to guarantee the alerts and positions limits, that are considered outside of Cibest Corporate Group´s risk appetite.

Privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).2
ISDA: Organization of participants in the OTC derivatives markets. Its main objective is to establish a reference framework through standard contracts for OTC derivatives trading.
3 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA).

	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2025	2024	2025	2024	2025	2024	2025	2024
Sector Concentration
Corporate	2,057,336	4,764,748	317,999	337,332	14,042	16,479	596,340	362,568
Financial	6,618,843	5,612,993	238,252	252,731	16,243	17,906	687,706	317,722
Government	24,163,869	26,201,390	-	-	-	-	831	829
Funds ETF	—	4,381	907,371	421,247			23,867	248,379
Total	32,840,048	36,583,512	1,463,622	1,011,310	30,285	34,385	1,308,744	929,498
Concentration by Region
North America	6,029,251	6,109,348	308	273	-	-	361,077	132,870
Latam	26,750,363	30,441,888	543,118	706,437	30,285	34,385	663,594	426,424
Europe	60,434	32,276	3,908	3,908	-	—	269,673	147,533
Others (Includes Funds and ETF)	-	—	916,288	300,692	-	-	14,400	222,671
Total	32,840,048	36,583,512	1,463,622	1,011,310	30,285	34,385	1,308,744	929,498
(1) Corresponds to SAFE "Simple Agreement for Future Equity".
(2) For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.
Risk exposure by credit rating

Maximum Exposure to Credit Risk
In millions of COP
Rating scale (1)	Investment Financial instruments
	2025	2024
Sovereign Risk	15,380,169	14,487,622
AAA	2,247,310	10,113,581
AA+	3,618,196	4,714,501
AA	27,534	770,266
AA-	187,873	68,124
A+	165,838	906,847
A	371,477	465,978
A-	254,259	352,619
BBB+	10,914	587,802
BBB	115,728	221,092
BBB-	385,178	219,676
BB+	10,531,642	2,824,168
BB	219,486	1,674,226
BB-	93,672	347,253
Other	1,700,813	114,969
Not rated	332,610	689,981
Total	35,642,699	38,558,705
(1) Internal homologation

As of December 31, 2025, Cibest Corporate Group’s positions are not in excess of the concentration limit, according to the applicable laws.

Market risk
Market risk refers to the possibility of incurring losses in the treasury book as a result of changes in stock prices, interest rates, exchange rates, and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic equity value as a result of a change in market interest rates.
Activities through which market risks are assumed are divided into:
■Trading: Includes purchase - sale and positioning mainly in fixed income securities, equities, currencies and derivatives, as well as the financial services provided to customers, such as brokerage. Trading instruments are recorded in the treasury book and are managed by the Treasury Division which is also responsible for the aggregated management of exchange rate exposures arising from the banking book and treasury book.
Market risk can also arise from the crypto market fluctuations that affect our crypto assets portafolio held in reserve to facilitate our clients activities of Wenia, our digital asset company in Bermudas, which is the only company in Cibest Corporate Group authorized to take this kind of assets, according to our internal policies.

■Balance sheet management: Includes Cibest Corporate Group's assets and liabilities that are not part of the treasury and those operations intended to cover the banking book. The Assets Liability Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the economic value of equity, maintaining adequate levels of liquidity and solvency. Cibest Corporate Group holds instruments not intended for trading, such as loans, time deposits, checking accounts, and savings accounts, which are recorded in the banking ledger.
At Cibest Corporate Group, market risks are identified, measured, monitored, controlled, and communicated in order to make timely decisions for their adequate mitigation and to generate greater added value for shareholders.

The guidelines, policies, and methodologies for market risk management are approved by the Board of Directors, thus ensuring consistency and unity in risk appetite among the entities of Cibest Corporate Group. There are local market risk and liquidity areas that incorporate corporate guidelines and methodologies into internal policies. The Board of Directors and Senior Management of Cibest Corporate Group have formalized the policies, procedures, strategies, and rules for market risk management in the Market Risk Manuals. These manuals define the responsibilities within the areas of each of Cibest Corporate Corporate Group's entities, as well as their interaction, with the aim of ensuring adequate market risk management.

The separate functions between the business areas and the risk areas responsible for the identification, measurement, analysis, control, and reporting of market risks provide sufficient independence and autonomy for their adequate control. The independent control function is complemented by periodic reviews carried out by Internal Audit.
The Corporate Market and Liquidity Risk Department of Cibest Corporate Group is responsible for: (a) identifying, measuring, monitoring, analyzing, and controlling the market risk inherent in Cibest Corporate Group's business activities, (b) analyzing Cibest Corporate Group's exposure under stress scenarios and ensuring compliance with the policies established for such measurement, (c) designing methodologies for the valuation at market prices of certain financial instruments, (d) reporting to Senior Management and the Board of Directors any breach of the policies defined in relation to Cibest Corporate Group's risk management, (e) reporting to Senior Management, on a daily basis, the levels of market risk exposure of the portfolio of instruments recorded in the Treasury Book, and (f) propose policies to the Board of Directors and Senior Management that allow for the proper management of market risk. Likewise, Cibest Corporate Group has implemented an approval process for new products, which was designed to ensure that each area of Cibest Corporate Group is prepared to incorporate the new product into its procedures, that all risks are considered, and that the respective approvals from the Board of Directors and Senior Management are obtained prior to trading the product.

The Value at Risk methodologies are used to measure, manage, and control market risks in the trading activities of Cibest Corporate Group: the standard methodology established by the SFC and the internal methodology based on weighted historical simulation. The standard methodology established by Chapter XXXI of the SFC's CBCF is based on the model recommended by the 2005 Basel Committee's Amendment to the Capital Accord to Incorporate Market Risk, which is included in the estimate of the Cibest Consolidated Group's solvency ratio. The internal historical simulation methodology uses a confidence level of 99%, a holding period of 10 days, and a time window of one year or 250 daily data points, obtained historically from the VaR calculation reference date. For digital assets, the internal methodology uses a multivariate model from the GARCH family, with a holding period of one day and a data window of four years. The standard methodology is used to report market risk exposure to the SFC and also to measure the capital requirements of Cibest Corporate Group. Therefore, the analysis included below is based on the information obtained from this model.

The hierarchical structure of VaR limits for trading activities is sufficient to effectively control the various types of market risk factors to which exposure is maintained. It ensures that market risk is not concentrated in certain asset classes and maximizes the diversification effect of the portfolio. These limits are defined by companies, products, or risk-taking responsibilities. Most of the limits are maximum VaR values to which a particular portfolio may be exposed; however, loss alerts, stop losses, and sensitivity limits are also managed, especially in derivative portfolios. The limits are approved by the Board of Directors, taking into account the size of the assets, the complexity and volatility of the markets, and the risk appetite. They are monitored daily, and any excesses or breaches are reported to the Board of Directors and the Risk Committee.
In order to capture tail risk, the Expected Shortfall is estimated at a 97.5% confidence level, which corresponds to the expected value of losses that are equal to or exceed the Value at Risk (VaR). In addition, extreme scenario analyses or stress tests are performed to estimate potential losses that occur with low frequency but remain plausible, either by replicating historical crisis events or by simulating hypothetical scenarios. Model validation exercises, including backtesting, are also conducted to assess the accuracy of loss forecasts relative to actual outcomes, leading to model adjustments when necessary.
As part of the market risk control and monitoring processes, daily and monthly reports are prepared, which include an analysis of risk measures and enable monitoring of market risk exposure levels and the legal and internal limits established for each level of the Organization. These reports are used as input for decision-making in the various committees and bodies of Cibest Corporate Group.

For the management and control of market risk in strategies other than trading, Cibest Corporate Group uses a comprehensive approach, with a short-term view, measuring the sensitivity of net interest margin over a one-year horizon, and a long-term view, estimating the impact on economic equity value through different scenarios. In addition, alerts are defined for monitoring and controlling the interest rate risk exposure of the banking book positions, which are reported periodically to senior management.

Market risk management for banking book positions is carried out in a decentralized and independent manner at each of Cibest Corporate Group's banking entities by the Asset and Liability Management departments within the Finance area.

Market Risk and banking book's interest rate risk management

The following section describes the market risks to which Cibest Corporate Group is exposed and the tools and methodologies used to measure these risks as of December 31, 2025. Cibest Corporate Group is exposed to market risk and banking book interest rate risk as a result of its lending activities, trading of financial instruments, and general investment operations.

Cibest Corporate Group uses VaR calculation to limit its exposure to the market risk of its Treasury Book. The Board of Directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk assumed across each of Cibest Corporate Group’s entities. The Risks Committee is responsible for establishing the maximum VaR for each company and the Propietary Trading Risks Committee is responsible for establishing the maximum VaR by type of investment. These limits are supervised on a daily basis by the Market Risk Management Office.

For the management of the interest rate risk of the banking book, Cibest Corporate Group estimates the impact of changes in market rates on the net interest income and the economic value of equity. In addition, the foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

A.Measurement of market risk of trading instruments
Cibest Corporate Group currently measures the treasury book exposure to market risk (including OTC derivatives positions) as well as the currency risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by “Chapter XXXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions excluding the currency risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.
The total market risk for CibestCorporate Group is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary.

For purposes of VaR calculations, a risk exposure category is any market variable that is able to influence potential changes in the portfolio value. Taking into account a given risk exposure, the VaR model assesses the maximum loss not exceeded, over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.
The relevant risk exposure categories for which VaR is computed by Cibest Corporate Group according to “Chapter XXXI, Appendix VI of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) fund risk. and (v) credit default swaps risk.

•Interest Rate Risk (Treasury Book)
The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. Cibest Corporate Group calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXXI of the Basic Accounting Circular issued by the SFC.

In the first instance, the interest rate risk exposure is determined by the sensitivity calculation for the net position of each instrument. This sensitivity is calculated as the net present value (NPV) of each instrument, its corresponding modified duration and the estimated variation of interest rates. The possible variations in the interest rates are established by the SFC according to the historical behavior of these variables in the markets, and they are a function of the duration and currency, as seen in the following table:

		Modified Duration		Changes in Interest Rates (bps)
Zone	Band	Lower Limit	Upper Limit	Legal Currency	UVR	Currency Currency
	1	0	0.08	274	274	100
Zone 1	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
Zone 3	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20		162	170	60
Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within its corresponding band. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Then a net position is calculated for each zone (which consists of a series of bands) determined by the SFC. The final step is to make adjustments within each band, across bands and within each zone, which results in a final number that is the interest rate risk VaR by currency. Each adjustment is performed following the guidelines established by the SFC.
Cibest Corporate Group’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and other Colombian government securities.

•Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund (Treasury Book) Risk
The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which Cibest Corporate Group maintains a position. As previously indicated, the methodology used in these financial statements to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“∆p”). The (“∆p”) is determined by the SFC, as shown in the following table:

Currency	Sensitivity Factor
United States Dollar	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%

Interest rate fluctuations and the sensitivity of exchange rate risk, share prices, and collective portfolios used in the model are established by the SFC in accordance with historical market behavior.
•Total Market Risk VaR
The total market risk exposure of Cibet Corporate Group is calculated as the algebraic sum of exposures to interest rate risk, the currency risk, the equity risk, fund risk and the credit default swaps risk, which, in turn, are calculated as the algebraic sum of exposures to these types of risk for each of the entities that make up the Group. Currently, Cibest Corporate Group has no exposure to credit default swap risk.

Our exposure to market risk decreased by 28.5%, from COP 1,697,566 in December 2024 to COP 1,213,155 in December 2025. There was a notable decrease in the exchange rate factor due to lower exposure to the U.S. dollar, driven by lower exposure to foreign currency securities. Meanwhile, the share price factor increased due to greater exposure to equity instruments, as did the collective portfolio factor, which also increased due to the valuation of the Fondo Inmobiliario Colombia.

The total variation in market risk, as well as the variation of its components, is shown below:

December 2025
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	534,919	552,803	499,712	524,034
Foreign Exchange Rate Risk VaR	182,077	282,154	751,796	79,062
Equity Risk VaR	407,177	380,326	367,615	375,015
Fund Risk VaR	88,982	51,683	35,781	36,608
Total Value at Risk	1,213,155	1,266,967

December 2024
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	540,397	507,425	586,194	433,465
Foreign Exchange Rate Risk VaR	764,920	554,900	764,920	364,421
Equity Risk VaR	360,287	351,134	360,287	340,363
Fund Risk VaR	31,962	25,653	31,962	18,005
Total Value at Risk	1,697,566	1,439,112
*As of December 31, 2024, the proprietary currency portfolio of Wenia amounted to - USD 74.3 thousand, with a Value at Risk (VaR) of USD 3.8 thousand. The VaR was calculated using an internal methodology based on a Dinamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% of confidence level.

•Assumptions and Limitations of VaR Models
Although Value at Risk (VaR) models are widely recognized tools for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market behavior. Consequently, VaR models should not be considered predictive of future outcomes. In this regard, an institution may incur losses that exceed the values indicated by the models over a given day or time horizon, as VaR models do not estimate the maximum possible loss. Accordingly, the results produced by these models and their interpretation are subject to the expertise and sound judgment of the individuals involved in Cibest Corporate Group’s risk management process.

•Cibest Corporate Group’s results could adversely affected with high inflation rate

High level of inflation increases interest rates and reduces the market value of Cibest Corporate Group´s debt instruments and increases the market risk in general. Inflation also impacts the real interest rate. When the inflation rate is higher than the nominal interest rate, negative real interest rates discourage saving and the greater variability increases uncertainty and risk, not only in the loan market but also in the stock market.
B. Non-trading instruments market risk measurement
The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect Cibest Corporate Group’s earnings because of timing differences on the repricing of the assets and liabilities. Cibest Corporate Group manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

•Interest Risk Exposure (Banking Book)
Cibest Corporate Group has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 100 basis points (bps).

The table 1 provides information about Cibest Corporate Group’s interest rate sensitivity for the statement of financial position items comprising the Banking Book.

Table 1. Sensitivity to Interest Rate Risk of the Banking Book
The chart below provides information about Cibest Corporate Group’s interest rate risk sensitivity in local currency (COP) at December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
In millions of COP
Assets sensitivity 100 bps	1,314,604	1,262,776
Liabilities sensitivity 100 bps	870,619	915,528
Net interest income sensitivity 100 bps	443,985	347,248
The chart below provides information about Cibest Corporate Group’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
In millions of USD
Assets sensitivity 100 bps	95,344	76,219
Liabilities sensitivity 100 bps	110,682	83,051
Net interest income sensitivity 100 bps	(15,337)	(6,832)
A positive net sensitivity denotes a higher sensitivity of assets than of liabilities and implies that a rise in interest rates will positively affect Cibest Corporate Group´s net interest income. A negative sensitivity denotes a higher sensitivity of liabilities than of assets and implies that a rise in interest rates will negatively affect Cibest Corporate Group´s net interest income. In the event of a decrease in interest rates, the impacts on net interest income would be opposite to those described above.

Total Exposure:
As of December 31, 2025, the net sensitivity of the banking book in legal currency to positive and parallel variations in interest rates of 100 basis points was COP 443,985. The variation in interest rate risk sensitivity between 2025 and 2024 is due to the increase in the portfolio balance and accounting hedges.
On the other hand, the sensitivity of the net interest margin in foreign currency, assuming a parallel shift of 100 basis points, amounted to USD 15,337. This represents an increase compared to December 31, 2024, primarily driven by higher balances in rate‑sensitive deposit accounts and certificates of deposit.

•Assumptions and Limitations
Net interest income sensitivity analysis is based on the repricing model and considers the following key assumptions: (a) the effect of new transactions, defaults, etc. is not considered (b) the sensitivity of the fixed-rate balance sheet considers amounts maturing in less than one year, assuming that these will be placed again at market rates; and (c) changes in interest rates are presented immediately and in parallel in the yield curves for assets and liabilities.

•Structural equity risk exposure (Banking Book)
Cibest Corporate Group, Investment Banking, in its capacity as a Financial Corporation, holds structural capital investments directly and through its affiliated companies. These investments are mainly concentrated in the industrial and financial sectors. The market value of these positions showed a positive variation of 25.5%, going from COP 36,226 million at the end of 2024 to COP 45,460 at the end of 2025, mainly as a result of the appreciation of ENKA's shares.

When considering a negative impact of 14.70% on the value of structural equities as of December 2025, there would be a depreciation of COP 6,683.

Table 2. Sensitivity to equity price risk.
The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2025	2024
	In millions of COP
Market Value	45,460	36,226
Delta	14.70%	14.70%
Sensitivity	6,683	5,325
Considering a negative impact of 14.70% on the value of structural shares as of December 2025, there would be a devaluation of COP 6,683 million.
Liquidity risk
Liquidity risk is defined as the inability to fully and timely meet payment obligations as they fall due, as a result of insufficient liquid resources and/or the need to incur excessively high funding costs.
At Cibest Corporate Group, liquidity prevails over any objective of growth or revenue. Managing liquidity has always been a fundamental pillar of its business strategy, together with capital, in supporting its statement of financial position.

Cibest Corporate Group’s liquidity management model promotes the autonomy of subsidiaries, which must be self-sufficient in their structural funding. Each subsidiary is responsible for meeting the liquidity needs of its current and future activity, within a framework of management coordination at Cibest Corporate Group level. The metrics used to control liquidity risk are developed based on common and homogeneous concepts, but analysis and adaptation are made by each subsidiary.

In line with best governance practices, Cibest Corporate Group has established a clear division of function between executing liquidity management, responsibility of the Asset and Liability Division, and their monitoring and control, responsibility of the Market and Liquidity Risks Management Office.

The different authorities of senior management define the policies and guidelines for managing liquidity risk. These authorities are the Board of Directors, the Risk Committee, and senior management of the Parent Company, which set the risk appetite and define the financial strategy. The ALCO committees (Asset and liability committee) define the objective positioning of liquidity and the strategies that ensure the funding needs derived from businesses. The ALM division (Asset and liability management) and the Market and Liquidity Risks Management Office support the mentioned committees, which elaborate analysis and management proposals, and control compliance with the limits established.
The Corporate Risk Vice Presidency, through the Market and Liquidity Risk areas, is responsible for proposing the minimum amount of the liquidity reserve, the policies of the liquidity portfolio, defining premises and metrics in order to model the behaviour of the cash flows, proposing and monitoring liquidity limits in line with Cibest Corporate Group's risk appetite, simulating stress scenarios, evaluating and reporting the risks inherent to new products and operations; and submitting the reports required by the internal authorities for decision-making, as well as by regulators. All of the above activities are verified and evaluated by the Internal Audit.
The measures to control liquidity risk include maintaining a portfolio of highly liquid assets, and the definition of triggers and liquidity limits, which allow for proactive assessment of Cibest Corporate Group's level of exposure.

The methodologies used to control liquidity risk include the liquidity gaps and stress scenarios. The liquidity gaps measure the mismatches of assets, liabilities and off-balance sheet position´s cash flows, separately for local currency and foreign currency. Regulatory metrics are also applied, in which the contractual maturities are used; and internal models in which the cash flows are adjusted by different ratios, to reflect a more accurate behaviour.
Periodically, a validation of the policies, limits, processes, methodologies and tools to evaluate liquidity risk exposure is performed, in order to establish its pertinence and functionality, and to carry out the necessary adjustments. The Market and Liquidity Risks Management Office elaborate reports daily, weekly and monthly basis in order to monitor the exposure levels and the limits and triggers set up, and to support the decision-making process.
Each subsidiary has its own liquidity contingency plan, which is tested annually. These contingency plans are aimed at optimizing the use of different funding sources.
Liquidity risk management
Cibest Corporate Group’s Board of Directors sets the strategy for managing liquidity risk and delegates responsibility for oversight of the implementation of this policy to the ALCO committee, which approve the liquidity policies and procedures of each entity. Treasury, in turn, manages the day to day liquidity position and reviews daily liquidity reports.

Periodically, a summarized report is submitted to the Risk Committee and the GAP Committees, including all exceptions identified and the corrective measures adopted.

a.Liquidity risk exposure:
In order to estimate liquidity risk, Cibest Corporate Group measures a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 days. This indicator allows Cibest Corporate Group to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2025	December 31, 2024
Net cash outflows into 30 days	25,449,163	23,887,074
Liquid Assets	62,298,492	59,617,839
Liquidity coverage ratio(1)	244.80%	249.58%
(1) The minimum level required of the liquidity coverage ratio by the legal norm is 100%.

The coverage ratio showed a decrease, moving from 249.58% in December 2024 to 244.8% in December 2025. This variation is mainly explained by an increase in the 30‑day liquidity requirement, primarily due to the maturity of CDTs, obligations from derivative transactions, and bank loans in Colombia.

b.Liquid Assets
One of the main guidelines of Cibest Corporate Group is to maintain a solid liquidity position, therefore, the ALCO Committee, has established a minimum level of liquid assets, calculated based on liquidity requirements, in order to ensure the proper conduct of banking and financial services activities such as loan origination and deposit withdrawals while protecting capital and taking advantage of market opportunities.

The following table shows the liquid assets held by Cibest Corporate Group:

Liquid Assets(1)	December 31, 2025	December 31, 2024
High quality liquid assets(2)
Cash	26,625,173	27,931,834
High quality liquid securities	25,531,243	24,862,860
Other Liquid Assets
Other securities(3)	10,142,076	6,823,145
Total Liquid Assets	62,298,492	59,617,839
(1)Cash and those liquid assets received by the Central Bank for its operations expansion and monetary contraction are the assets with highest liquidity. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.
(2) High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.
(3) Other Securities: Securities issued by financial and corporate entities.

c.Contractual maturities of financial assets
The tables below set out the remaining contractual maturities of principal and interest balances of Cibest Corporate Group’s financial assets:

Contractual maturities of financial assets December 31, 2025

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,625,309
Interbank borrowings - Repurchase agreements	9,596,081	465,662
Financial assets investments	3,192,341	25,014,014	10,270,300	5,093,609	2,781,776
Loans and advances to customers	16,362,824	98,293,420	108,624,480	64,191,216	120,638,340
Derivative financial instruments	72,577,065	9,762,318	2,851,659	1,666,495	1,207,055
Total financial assets	126,353,620	133,535,414	121,746,439	70,951,319	124,627,171
Contractual maturities of financial assets December 31, 2024

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,881,536	-	-	-	-
Interbank borrowings - Repurchase agreements	7,815,791	146,772	-	-	-
Financial assets investments	2,303,523	13,929,810	13,318,529	5,257,338	7,910,771
Loans and advances to customers	13,067,571	102,476,191	106,645,598	61,320,760	113,075,471
Derivative financial instruments	8,858,966	5,306,353	2,288,557	757,393	847,796
Total financial assets	56,927,387	121,859,126	122,252,684	67,335,491	121,834,038
d.Contractual maturities of financial liabilities
Below are the contractual maturities of principal and interest of the liabilities:
Contractual maturities of financial liabilities December 31, 2025:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	174,901,209
Time deposits from customers	23,783,630	69,380,898	10,062,892	6,665,040	11,764,550
Interbank deposits-Repurchase agreements	940,817	390,690	—
Borrowings from other financial institutions	928,935	8,296,960	6,639,834	1,330,886	3,347,493
Debt securities in issue	683,998	2,584,102	5,011,604	3,965,631	699,430
Preferred Shares		—	—	—	583,477
Derivative financial instruments	71,016,919	10,059,979	2,938,120	1,843,291	2,310,372
Total financial liabilities	272,255,508	90,712,629	24,652,450	13,804,847	18,705,321

Contractual maturities of financial liabilities December 31, 2024:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	162,015,643	-	-	-	-
Time deposits from customers	16,673,292	64,079,401	16,502,005	5,879,599	17,667,549
Interbank deposits-Repurchase agreements	1,801,163	46,538	-	-	-
Borrowings from other financial institutions	381,534	8,811,727	3,537,113	1,815,062	2,013,978
Debt securities in issue	56,666	1,698,794	6,917,904	1,131,868	5,846,266
Preferred Shares	—	57,701	115,403	115,403	295,697
Derivative financial instruments	8,644,300	5,100,947	2,152,992	777,663	766,037
Total financial liabilities	189,572,598	79,795,108	29,225,417	9,719,595	26,589,527
The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:
•Demand deposit accounts have historically exhibited a tendency to maintain stable balances and to grow over time.
•Although the mortgage loan portfolio has contractual maturities of 15, 20, and 30 years, its average life is shorter than these contractual terms.
e.Financial guarantees
The following are the financial guarantees:

December 31, 2025	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	759,832	3,860,361	1,249,931	632,287	52,414

December 31, 2024	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	744,077	6,535,071	2,135,249	60,876	669,028